Confidential draft submission no. 3 submitted on February 14, 2014

As filed with the Securities and Exchange Commission on                 , 2014

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Mercury Payment Systems Holdings, Inc.

(Exact name of registrant as specified in its charter)

Delaware	7389	46-4255974
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Tech Center Plaza

10 Burnett Court, Suite 300

Durango, Colorado 81301

(970) 247-5557

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Matt Taylor

Chief Executive Officer

Mercury Payment Systems Holdings, Inc.

Tech Center Plaza

10 Burnett Court, Suite 300

Durango, Colorado 81301

(970) 247-5557

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

William H. Hinman, Jr. Daniel N. Webb Simpson Thacher & Bartlett LLP 2475 Hanover Street Palo Alto, California 94304 (650) 251-5000	Ross Agre Chief Legal Officer and Secretary Mercury Payment Systems Holdings, Inc. Tech Center Plaza 10 Burnett Court, Suite 300 Durango, Colorado 81301 (970) 247-5557	Julie H. Jones Ryan Murr Ropes & Gray LLP Three Embarcadero Center San Francisco, California 94111 (415) 315-6300

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definition of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Class A common stock, $0.001 par value per share	$	$

(1)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Includes offering price of shares that the underwriters have the option to purchase.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated February 14, 2014.

            Shares

Mercury Payment Systems Holdings, Inc.

Class A Common Stock

This is an initial public offering of shares of Class A common stock of Mercury Payment Systems Holdings, Inc. We are offering all of the shares in this offering. We intend to use the net proceeds from this offering to acquire interests in our business from our existing owners.

Prior to this offering, there has been no public market for our shares. We estimate the initial public offering price per share will be between $         and $        . We intend to apply to have our shares listed on the Nasdaq Global Select Market (the “Nasdaq”) under the symbol “            .”

After the completion of this offering, affiliates of Silver Lake Group, L.L.C. will continue to beneficially own a majority of the voting power of all outstanding shares of our common stock. As a result, we will be a “controlled company” within the meaning of the corporate governance standards of the Nasdaq. See “Principal Stockholders.”

We are an “emerging growth company” as defined under the federal securities laws and, as such, may elect to comply with certain reduced public company reporting requirements for future filings.

See “Risk Factors” beginning on page 21 to read about factors you should consider before buying shares of our Class A common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount(1)	$	$
Proceeds, before expenses, to Mercury Payment Systems Holdings, Inc.	$	$

(1)	In addition, upon completion of this offering, we will pay a fee for certain financial consulting services to a broker-dealer that is not part of the underwriting syndicate. We have also agreed to reimburse the underwriters for certain expenses. See “Underwriting.”

We have granted the underwriters an option for a period of 30 days to purchase up to              additional shares of Class A common stock.

The underwriters expect to deliver the shares against payment in New York, New York on or about                     , 2014.

J.P. Morgan	Barclays	Morgan Stanley

                    , 2014

Prospectus

Through and including                     , 2014 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

We and the underwriters have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

We and the underwriters have not done anything that would permit a public offering of the shares of our Class A common stock or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of Class A common stock and the distribution of this prospectus outside of the United States.

i

PROSPECTUS SUMMARY

This summary highlights information contained in greater detail elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our Class A common stock, you should carefully read this entire prospectus, including our financial statements and the related notes included in this prospectus and the information set forth under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Unless otherwise indicated in this prospectus, “Mercury,” “we,” “us” and “our” refer (1) prior to the reorganization transactions, as described under “Organizational Structure—Offering Transactions,” to Mercury Payment Systems, LLC and, where appropriate, its subsidiaries, and (2) after the reorganization transactions to Mercury Payment Systems Holdings, Inc. and, where appropriate, its subsidiaries.

Overview

Mercury was founded in 2001 with the vision that small- and medium-sized businesses (“SMBs”) would require seamless and adaptable payments services to accompany their increasing adoption of a new class of sophisticated point-of-sale (“POS”) technology solutions. We created our innovative Mercury Model that combines our payments technology with our robust partner distribution and support network to create a differentiated payments experience for our merchants. We believe this model has disrupted the merchant acquiring market, enabling our rise from the 45th largest merchant acquirer in the U.S. in 2004 to the 12th largest in 2012, measured by transaction volume according to the Nilson Report. Based on this data, our transaction volume grew at a 63% compound annual growth rate, ranking us as the fastest growing merchant acquirer in the U.S. during this period. In 2012, we had approximately 75,800 merchants, our systems processed over $29 billion in payments volume and we generated $203.3 million in net revenue, an increase in revenue of more than 30% year-over-year.

Mercury is a leading provider of payments technology and services in the U.S. and Canada and empowers merchants to accept a broad range of traditional and emerging electronic payments. We embed our payments technology into third-party software applications used by SMB merchants, enabling them to benefit from the combination of payments and business management functionality. We refer to this class of POS technology solutions as “Integrated Point-of-Sale” or “IPOS.” We utilize an efficient and scalable go-to-market strategy, which involves partnering with the many providers who develop and sell IPOS systems. This network of partners, which we call the Mercury Network, includes Developers, who create software for IPOS systems with functionality tailored for specific business requirements, and Dealers, who sell IPOS systems and provide technology, services and support to merchants.

A growing number of SMB merchants are adopting IPOS systems to take advantage of the declining cost of computers and the availability of new form factors such as tablets and high-quality, industry-specific software applications to better manage their businesses. In 2012, approximately 45% of point-of-sale devices were IPOS-capable, up from 39% in 2010 according to data on single-location SMBs (U.S. and Canada) from IHL, an industry research firm. Over time we expect IPOS adoption by SMBs to continue to grow and more closely reflect the adoption by the largest merchant category tracked by IHL (1,000+ store chains), where IPOS has already grown to represent over 90% of installed POS devices. We anticipate further growth in this category because IPOS solutions are becoming increasingly affordable and feature-rich, resulting in a more attractive value proposition for SMBs in comparison to stand-alone POS systems. Additionally, many SMB merchants will have an opportunity to upgrade their existing POS systems to IPOS as their legacy systems become obsolete or as they require more features and functionality.

SMB merchants often have limited financial and operational resources due to their lower sales volume compared to larger merchants. As a result, SMB merchants typically lack the in-house technical capabilities and personnel to configure and support their IPOS systems and manage integrated payments. Thus, they often rely on a local Dealer to help them select an IPOS system and configure and support their retail technology environment. In the Mercury Model, we incentivize our Dealers to refer Mercury for payment processing services by offering recurring commissions and specialized IPOS customer support for them and their merchants. Since our Developers’ and Dealers’ primary focus is creating and selling IPOS systems, they are generally not well-positioned to handle the complexities of integrated payments functionality. Mercury serves as a single, value-added resource point for the entire ecosystem with respect to payments capabilities. We believe the Mercury Model benefits from powerful network effects, which drive significant benefits to all participants in our ecosystem, increase the value of our network and help sustain our growth.

We believe Mercury’s role has become increasingly important due to the continued adoption and innovation of IPOS technology over the last 10 years and lack of sufficient solutions from traditional merchant acquirers. These trends provide Mercury a large and growing addressable market. We have penetrated less than 10% of the over 1 million merchants in the installed base of our current Mercury Network partners, based on management estimates, and approximately 1% of the 7.2 million SMB merchants estimated to be in the U.S. by First Annapolis. We believe we are well-positioned to capitalize on this large market opportunity as merchants upgrade to IPOS systems.

We generate revenues primarily on a per transaction basis from fees paid by our merchants. For the year ended December 31, 2013, we reported net revenue of $     million and GAAP net income of $     million, increases of     % and     %, respectively, over the prior year. Also for the year ended December 31, 2013, we reported adjusted EBITDA of $     million and adjusted net income of $     million, increases of     % and     %, respectively, over the prior year. For a reconciliation of adjusted EBITDA and adjusted net income to GAAP net income, see “—Adjusted EBITDA and Adjusted Net Income.”

Industry Background

Overview of Electronic Payments

Electronic payments represent a large and growing market that is fueled by a powerful secular shift towards the use and acceptance of card-based payments, such as credit and debit cards, and away from paper-based payments like checks and cash. According to the Nilson Report, purchase volume on credit and debit cards in the U.S. was $4.6 trillion in 2012 and is projected to reach $7.3 trillion by 2017, a compound annual growth rate of 9.5%.

Overview of the Traditional Merchant Acquiring Industry

To facilitate the adoption and acceptance of card-based payments at the POS, banks began providing payments services to their local merchants in the 1950s. Providers of these services, both divisions of banks and independent companies, became known as merchant acquirers. Since that time, the merchant acquiring industry has grown and expanded significantly. The merchant acquiring industry now includes thousands of providers in the U.S., primarily comprised of banks, non-bank payment processors and third-party independent sales organizations (ISOs).

Traditional merchant acquirers sell their payment processing services to merchants of all sizes, but many focus on SMBs. SMBs are attractive customers because they tend to have higher growth rates and lower price sensitivity than larger merchants, given their smaller size and greater number of new business starts.

Methods of Electronic Payments Acceptance

As electronic payments have gained widespread adoption, the technologies used to accept and process these payments (“POS technologies”) have evolved significantly. Historically, merchants chose stand-alone payments technologies to facilitate basic acceptance of electronic payments from their customers. Based on a number of trends in the industry, including advancements in electronic cash register and POS technologies, many merchants are choosing to integrate payment functionality with their other business management systems.

Stand-Alone POS Technologies

From the 1950s to the 1980s, merchants accepted card-based payments using a carbon paper-based imprinting method to capture customers’ card information. This method was replaced by the introduction of electronic card readers that captured the same information stored on a magnetic stripe on the payment cards. Stand-alone devices enable merchants to swipe a card or manually enter the account information on the card, but typically have limited functionality beyond accepting card payments.

Integrated POS Technologies

In the 1990s, advancements in electronic cash register and PC-based POS software technologies allowed for payments functionality to be embedded in these systems, creating an IPOS class of POS technologies. Larger merchants were early adopters of IPOS systems, and this technology is spreading into SMBs across many industry verticals. The technology is also evolving with mobile- and tablet-based software and hardware innovations.

Accelerating SMB Shift to IPOS Solutions

There is an accelerating shift among SMB merchants toward IPOS systems, displacing traditional stand-alone card technologies that lack the integrated, multi-purpose functionality that is available in IPOS systems. In 2012, approximately 45% of all POS devices were IPOS-capable, up from 39% in 2010 according to data on single-location SMBs (U.S. and Canada) from IHL, an industry research firm. In addition, this research indicates that in 2012, 69% of all new POS device shipments to SMB merchants were IPOS-capable, compared to 94% for the largest merchants. We believe this shift is due to a number of trends, including the decreasing costs of IPOS systems, demand for more payment options, vertical specialization of IPOS software, new security standards and the penetration of tablet and SaaS-based IPOS systems.

Increasing Adoption of New Payments Technologies and Services by SMBs

In addition to the significant advancement and adoption of IPOS, there has been substantial innovation and investment in the payments and POS industries over the last several years. As a result, numerous new payments products and services, such as rewards programs and mobile payments, are being promoted and increasingly adopted by SMB merchants. While these capabilities represent significant opportunities for SMB merchants to level the playing field with larger retailers, the wide spectrum of new choices, their technology requirements and their impact on other areas of merchants’ businesses can be overwhelming and risky. In addition, if these new payments technologies and services are not integrated with a SMB merchant’s POS technology, these emerging solutions can be nearly unusable by them. This presents an attractive opportunity for technology and service providers, including IPOS Developers and Dealers, to bundle, simplify and integrate these services into an IPOS solution.

Traditional Merchant Acquirers’ Fragmented Approach to IPOS

When working with a traditional merchant acquirer, merchants using an IPOS system are typically required to use a number of different providers, each using separate, disjointed processes. The value chain can be complicated and expensive, involving the use of up to four different product and service providers, including a Developer, a Dealer, a payment gateway or middleware provider and a merchant acquirer. In this situation, merchants typically pay fees to both their merchant acquirer and the payment gateway or middleware provider due to the lack of a direct integration to their POS system. Furthermore, the complicated and fragmented nature of the value chain involved in setting up and utilizing IPOS solutions with traditional acquirers makes it difficult to diagnose the source of payments related support issues, which costs merchants both time and money to resolve.

Rapid Rate of Change and Complexity in the Payments and IPOS Sectors Creates New Opportunities

We believe many merchants are adopting sophisticated POS solutions to enhance the efficiency of their business and to help them attract customers and generate revenue. Payments integration is a critical and increasingly complex component of the overall solution, which is made more difficult by the numerous disparate technologies and specialized IPOS systems in the market. Based on our industry experience, we believe that neither the merchants, who frequently lack the IT expertise, nor the traditional merchant acquiring sales and support representatives, who typically are not familiar with the integrated payments landscape, are well-positioned to successfully navigate these solutions. As a result, we believe SMB merchants look for IPOS technology and payments providers who can help them navigate this complex market. Additionally, we believe IPOS Developers and Dealers may increasingly depend on, and are looking for, payments technology service partners who can (1) understand their unique needs and technologies, (2) help them embed payment processing solutions into their systems, (3) help them navigate the complexity and regulatory burdens of the payments industry and (4) provide high-quality support for these services.

The Mercury Model

The shift to IPOS requires a specialized approach to effectively and efficiently serve merchants and the technology and service providers upon which they rely. Mercury has built proprietary and differentiated payments technology and services to meet the specialized needs of Developers, Dealers and SMB merchants. For over 10 years, we have been successfully entering into partnerships and selling our services to meet these demands through a superior, disruptive business model that is gaining market share.

Overview of the Mercury Model

Mercury pioneered a new business and go-to-market model focused on IPOS Developers and Dealers. This model creates a differentiated merchant experience and a highly efficient distribution, customer acquisition and monetization engine. We developed the Mercury Model to meet the converging demands of Developers, Dealers and merchants. The four key elements of the Mercury Model are:

(1)

The Use of IPOS Channel Distribution—We pioneered the distribution of payments technology and services through IPOS Developers and Dealers who embed, bundle and cross-sell our payments services in their own solutions, and in return, earn recurring commissions for each merchant they refer to Mercury. We are able to access SMB merchants through the Mercury Network of approximately 590 Developers and 2,440 Dealers (as of

September 30, 2013), and, based on a Mercury-sponsored survey of a sample of Dealers, which included questions regarding the number of employees at each Dealer, and management’s evaluation of the responses provided in such survey and ongoing observations of staffing practices at our Dealers, we estimate there are over 13,000 employees at our Dealers who advise merchants on the selection and use of payments services. These employees provide key sales and marketing services for us in lieu of a direct sales force.

(2)	Differentiated Technology and Solutions—We built our proprietary technology to enable us to connect to and process transactions from IPOS systems more efficiently and cost effectively without the need for a third-party gateway or middleware, which many other merchant acquirers would require to offer integrated payments. We work with our Developers to embed our technology into their software so that it comes pre-integrated in the IPOS system.

(3)	Deep IPOS Domain Expertise—Over the past 10 years, we have developed deep domain expertise in serving the IPOS ecosystem of Developers, Dealers and merchants. We have used this experience to create proprietary technology solutions to meet their specific needs and build customized integrations into their varied and disparate technology systems. Our domain expertise has also enabled us to create a powerful culture of specialized customer service that other traditional merchant acquirers with less experience and dedication to serving the IPOS channel frequently lack.

(4)	Software-as-a-Service (SaaS) Delivery Model—We use a SaaS delivery model that enables us to provide our solutions with substantial scale and efficiency. This SaaS delivery combines our cloud-based technologies and Developer integration tools to provide automated updates through efficient methods of access to our proprietary technology platform. This model reduces cost for both Mercury and our partners because it allows us to provide new features and functionality to disparate systems without the need for on-premise updates to Mercury’s software.

The Mercury Model’s Disruption of the Traditional Merchant Acquiring Industry

The applicability of the Mercury Model to today’s SMB payments landscape has enabled us to disrupt the traditional merchant acquiring approach. We believe the following attributes of the Mercury Model, in conjunction with increasing IPOS adoption, have enabled us to capture market share and grow faster than traditional merchant acquirers:

•	Seamless technology integration—Our numerous payment integration options are designed to seamlessly embed our payments services within our Developers’ IPOS systems. This enables us to provide dedicated customer service that is able to understand and support our partners’ IPOS solutions and provide easier upgrades to and development of new functionality.

•	The strong relationships and economic alignment with our partners—We believe our Developers and Dealers are highly incentivized to promote our services due to the value we provide to their IPOS solutions, the strong customer support we provide both to them and to our shared merchants, as well as the valuable, recurring commissions that we provide as their merchants process more transactions. We believe our model is aligned with our distribution partners and is designed to avoid the channel conflicts created by many of our competitors, who use multiple, competing, direct and indirect sales channels.

•	Attractive economics—Our highly efficient distribution model is designed to provide attractive economics through high merchant retention and recurring revenue, low cost of merchant acquisitions, no up-front commission expenses and low price sensitivity due to the delivery of our services as a bundled offering with the IPOS system.

•	The stickiness of our solutions—Our bundled technology offering is designed to be highly valuable to our distribution partners and to provide greater convenience and functionality to our merchants. We believe this creates a joint value proposition that is designed to be greater than the sum of its parts. As a result, our services can be harder to replace by a competing provider that lacks this connectivity and integration. Ultimately, we believe this results in high merchant and revenue retention.

We believe the Mercury Model’s combination of economic efficiency, network effects and benefits to participants has disrupted the merchant acquiring industry and serves as a foundation for Mercury’s strategy. Furthermore, we believe that our momentum with emerging technologies, such as integrations with tablet IPOS Developers, will position us strongly as the landscape evolves.

Our Competitive Strengths

We believe we have attributes that differentiate us from our competitors and provide us with significant competitive advantages. The combination of these individual advantages produces a synergistic network effect that further differentiates the Mercury Model. We believe that the Mercury Model creates meaningful barriers to entry for other merchant acquirers attempting to reach the same scale with Developers and Dealers.

Market Leadership Established Through Early-Mover Advantage

We believe we have established ourselves as a leading provider of payments technology services to the IPOS ecosystem by pioneering the integration and distribution of our services through a network of over 3,000 IPOS Developers and Dealers, which management estimates is the largest network of IPOS Developers and Dealers among providers of payment processing services in the U.S. and Canada. We believe this enables us to build deep technology relationships and create strong economic bonds through our recurring commissions with our Developers and Dealers. We believe our leadership position attracts new business and reduces the likelihood of existing partners and merchants switching to other vendors.

Large, Integrated Network of IPOS Developers and Dealers

We have built a network of approximately 590 Developers and 2,440 Dealers as of September 30, 2013, which we believe is the largest ecosystem of IPOS partners in the U.S. and Canada. Based on a Mercury-sponsored survey of a sample of Dealers, which included questions regarding the number of employees at each Dealer, and management’s evaluation of the responses provided in such survey and ongoing observations of staffing practices at our Dealers, we estimate there are over 13,000 employees at our Dealers who advise merchants on the selection and use of payments services, which we believe is substantially larger than any direct sales force of payments related services in the U.S. and Canada. Furthermore, our partners provide broad merchant reach with minimal concentration.

Deep and Proprietary Expertise in Ecosystem Management

We have invested over 10 years exclusively focused on optimizing the methodologies, processes and systems required to manage our channel relationships. Leveraging these relationships with our partners and powered by our technology platform, we are able to obtain, store and utilize information within the ecosystem and have developed a differentiated domain expertise in serving the IPOS Developer, Dealer and merchant community. We believe these capabilities are difficult to replicate in part and as a whole system.

IPOS Integration Technology and Support

We have developed proprietary technology, processes and tools for embedding payments in a variety of POS technology environments. Over the past 10 years, Developers have integrated our services into over 2,500 unique versions and sub-versions of IPOS software. This expertise enables us to address emerging technologies and form factors as they arise, as evidenced by our traction in establishing partnerships with approximately 30 tablet IPOS Developers, which we expect to grow.

Proprietary Technology Platform and SaaS Delivery Model

We have a single, proprietary platform that enables us to integrate with over 2,500 IPOS software versions and sub-versions and provide a broad range of transaction processing services, including front- and back-end merchant processing systems, a stored value card processing system and CRM, reporting and other support systems. We use a SaaS delivery model that enables us to provide our solutions with substantial scale and efficiency.

Differentiated Suite of Products & Services

We believe the breadth and functionality of our products and services is a differentiator in the marketplace. We offer our distribution partners a comprehensive suite of technologies and services that enable the development, integration and utilization of our payments, stored value and security solutions across numerous IPOS systems and merchant industry verticals. We offer merchants a comprehensive suite of solutions for accepting both traditional and emerging payment types, managing stored value programs, reporting and providing omni-channel commerce services.

Deep-Rooted Culture Focused Merchant and Partner Service

Our culture is deeply rooted in providing a differentiated merchant and partner service that leverages our IPOS domain expertise, technical knowledge and the enterprise-wide belief that we only succeed if our partners and merchants succeed.

Powerful Network Effects and Barriers to Entry

The large reach of the Mercury Network increases our merchant base, which helps us develop a broad set of products, services and support capabilities to meet this diverse community’s needs. These capabilities help us recruit additional Developers and Dealers to join the network, in order to offer a more competitive solution to their current and prospective merchants. This growing ecosystem then attracts other types of partners, like PayPal, who can provide additional functionality and services to SMB merchants at scale.

The powerful network effects combined with our other competitive strengths create barriers to entry that have impeded other merchant acquirers from reaching the same scale of channel distribution through Developers and Dealers that we have achieved.

Our Growth Strategies

Our large and scalable distribution capabilities, innovative technologies, and attractive products and services make us well positioned to pursue a variety of growth strategies. We plan to drive growth through the following strategies and expand the reach of the Mercury Network and the value we provide to our entire ecosystem.

Continue to Penetrate the Mercury Network’s Installed Base of Merchants

We will continue to aggressively pursue the merchant installed base of our Developer and Dealer partners in the U.S and Canada. We believe many merchants who use one of our partners’ IPOS systems or POS terminals have not switched to using Mercury as their payments technology provider because they either have not been proactively approached or have not faced a catalyst that provides an opportunity to switch. Based on management estimates, less than 10% of our partners’ installed base of approximately 1 million merchants is currently served by Mercury. We believe selling to this installed base of merchants will be a significant driver of our growth in the near-term.

Expand the Mercury Network of Developers and Dealers

We plan to continue to expand the Mercury Network of Developers and Dealers to maximize our coverage of IPOS SMB merchants in the U.S. and Canada. We will strategically target Developers and Dealers that enable us to penetrate or consolidate our market leadership in specific industry verticals. We believe we have an addressable opportunity of over 3,000 Developers and over 5,000 Dealers in the markets we currently serve. Additionally, we expect the prevalence of new IPOS form factors, such as tablets, and the proliferation of consumer payment options to continue to support a large and diverse set of Developers and Dealers serving the SMB market.

Expand and Enhance Our Suite of Products & Services

We intend to maintain our leadership position in the industry by providing best-of-breed payments solutions to our Developers, Dealers and merchants. We will continue to leverage our single, proprietary platform and processing capabilities to promote innovation and expand our suite of products and services to meet the needs of our Developers, Dealers and merchants.

Expand and Promote Omni-Channel Commerce

SMB merchants are increasingly looking to sell through various channels, including brick-and-mortar stores and mobile and online channels, to increase sales and create a convenient customer experience. Today, approximately 8% of our merchants utilize our services for online or mobile commerce payments, and we expect this percentage to grow. We believe our disruptive business model is well suited to address the growing demands for omni-channel commerce, and we plan to pursue incremental growth opportunities.

Expand into New Verticals and Markets

In addition to the significant growth opportunities in our current markets, which today cover over 190 standard industrial classification (“SIC”) codes, we will continue to evaluate opportunities in new industry verticals and merchant categories as IPOS solutions gain adoption. Our business model and single, proprietary technology platform, further enhanced with new capabilities from our in-house processing investment, are highly flexible and can serve a variety of new merchant sizes, categories and locations.

Selectively Pursue Strategic Acquisitions

Given the large size and attractive growth trends of our current addressable market, we are primarily focused on growing our business organically. However, we may selectively pursue strategic acquisitions as opportunities arise.

Our Solutions

We offer a comprehensive range of products and services to Developers, Dealers and merchants that enable the development, integration and utilization of our payment functionality within IPOS solutions, and provide opportunities for our Mercury Network partners to grow their portfolio of merchants with us. For merchants, these include solutions for accepting both traditional and emerging payment types, managing stored value programs, reporting and omni-channel commerce services. For distribution partners, these include methods for integrating payment acceptance capabilities into IPOS systems and a range of security, reporting and operational tools.

Summary of Risk Factors

Our business is subject to numerous risks, which are described under “Risk Factors” beginning on page 21. You should carefully consider these risks before making an investment. In particular, the following considerations, among others, may offset our competitive strengths or have a negative effect on our business strategy, which could cause a decline in the price of our Class A common stock and result in a loss of all or a portion of your investment:

•	competition with larger firms that have greater financial resources;

•	dependence on non-exclusive Developers and Dealers to market our services;

•	liability resulting from unauthorized disclosure or impermissible use of data;

•	our need to keep pace with rapid developments in our industry and provide new products and services;

•	consolidation or restructuring of the IPOS software industry;

•	technical, operational and regulatory risks due to our new in-house processing initiative and with to respect our third-party providers’ systems and our other information technology systems;

•	reliance on third parties for significant services;

•	exposure to economic conditions affecting consumer and commercial spending;

•	degradation of the quality of our products, services and support;

•	our ability to increase our market share, expand into new markets and compete with new entrants;

•	compliance with and changes to government regulations and payment network rules and standards;

•	our ability to successfully manage our intellectual property;

•	our substantial level of indebtedness and increases in our indebtedness and operating and financial restrictions imposed by our senior secured credit facilities; and

•	the other factors set forth under “Risk Factors.”

Our History and Investment by Silver Lake

Mercury was founded by Jeff Katz and Marc Katz in Brewster, New York in 2001 to provide tech-enabled products and services that help small- and medium-sized merchants compete and thrive. The company moved to Durango, Colorado in 2002, where it is currently headquartered. Jeff and Marc developed the Mercury Model, and Larry Stone, an early investor and partner in the company, took an active role in helping the business grow. In 2013, Jeff and Marc were inducted into the Retail Solutions Providers Associations Hall of Fame, recognized as the “Pioneers of Integrated Point of Sale” as a result of their work with Mercury.

Mercury Payment Systems, LLC was formed in 2010, in connection with an investment by Silver Lake, to hold the assets relating to our business. In April 2010, SL Quicksilver LLC (“SL Quicksilver”), an affiliate of Silver Lake, acquired Class A units representing a majority interest in Mercury Payment Systems, LLC from Mercury Payment Systems, LLC and from certain existing holders for an aggregate of approximately $450.6 million. As of September 30, 2013, SL Quicksilver held approximately 62.2% of the outstanding membership interests of Mercury Payment Systems, LLC.

Our Structure

Immediately following this offering, Mercury Payment Systems Holdings, Inc. will be a holding company, and its sole material asset will be a controlling equity interest in Mercury Payment Systems, LLC. As the sole managing member of Mercury Payment Systems, LLC, Mercury Payment Systems Holdings, Inc. will operate and control all of the business and affairs of Mercury Payment Systems, LLC and, through Mercury Payment Systems, LLC and its subsidiaries, conduct our business. Mercury Payment Systems Holdings, Inc. will consolidate Mercury Payment Systems, LLC in its consolidated financial statements and will report a noncontrolling interest related to the Holdings Units held by certain of our existing owners on its consolidated financial statements.

Before the completion of this offering, the limited liability company agreement of Mercury Payment Systems, LLC will be amended and restated to, among other things, modify its capital structure to create a single new class of units that we refer to as “Holdings Units.” We and certain of our existing owners will also enter into an exchange agreement under which they will have the right, subject to the terms of the exchange agreement, to exchange their Holdings Units for shares of our Class A common stock on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends, reclassifications and other similar transactions. See “Organizational Structure” and “Certain Relationships and Related Party Transactions—Exchange Agreement.”

Following the reorganization transactions described in “Organizational Structure,” each of our existing owners that continues to hold Holdings Units and that held voting units prior to the reorganization transactions will also hold one or more shares of Class B common stock of Mercury Payment Systems Holdings, Inc. The shares of Class B common stock have no economic rights but entitle the holder, without regard to the number of shares of Class B common stock held, to a number of votes on matters presented to stockholders of Mercury Payment Systems Holdings, Inc. that is equal to the aggregate number of Holdings Units of Mercury Payment Systems, LLC held by such holder, subject to customary conversion rate adjustments for stock splits, stock dividends, reclassifications and other similar transactions.

The diagram below depicts our organizational structure immediately following this offering assuming no exercise by the underwriters of their option to purchase additional shares of Class A common stock.

Our Sponsor

Silver Lake is a global investment firm focused on the technology, technology-enabled and related growth industries with offices in Silicon Valley, New York, London, Hong Kong, Shanghai and Tokyo. Silver Lake was founded in 1999 and has over $20 billion in combined assets under management and committed capital across its large-cap private equity, middle-market private equity, growth equity and credit investment strategies.

After the completion of this offering, Silver Lake will continue to control a majority of the voting power of all outstanding shares of our voting stock. For a discussion of certain risks, potential conflicts and other matters associated with Silver Lake’s control, see “Risk Factors—Risks Related to Our Company and Our Organizational Structure—We are controlled by affiliates of Silver Lake, whose interests may be different than the interests of other holders of our securities” and “Description of Capital Stock.”

Corporate Information

Mercury Payment Systems Holdings, Inc. was incorporated in Delaware in December 2013. Our principal executive offices are located at Tech Center Plaza, 10 Burnett Court, Suite 300, Durango, Colorado 81301. Our telephone number is (970) 247-5557. Our website address is www.mercurypay.com. Information contained on, or that can be accessed through, our website does not constitute part of this prospectus, and inclusions of our website address in this prospectus are inactive textual references only.

Trademarks and Trade Names

We own or have rights to trademarks or trade names that we use in conjunction with the operation of our business. In addition, our name, logo and website name and address are our service marks or trademarks. Some of the more important trademarks that we use include Mercury®, Mercury Payment Systems®, MercuryPay®, MercuryGift®, MercuryAnyware®, MercuryMailTM, MercuryLoyaltyTM and MercuryActivateTM. This prospectus contains additional trade names, trademarks and service marks of other companies. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply relationships with, or endorsement or sponsorship of us by, these other companies.

The Offering

Class A common stock offered by us	shares

Class A common stock outstanding after giving effect to this offering	shares (or shares if all then outstanding exchangeable Holdings Units were exchanged for newly-issued shares of Class A common stock on a one-for-one basis).

Class B common stock outstanding after giving effect to this offering	shares

Option to purchase additional shares of Class A common stock from us	The underwriters have been granted an option to purchase up to additional shares of Class A common stock from us at any time within 30 days from the date of this prospectus.

Voting power held by holders of Class A common stock after giving effect to this offering	% (or 100% if all then outstanding exchangeable Holdings Units were exchanged for newly-issued shares of Class A common stock on a one-for-one basis).

Voting power held by holders of Class B common stock after giving effect to this offering	% (or 0% if all then outstanding exchangeable Holdings Units were exchanged for newly-issued shares of Class A common stock on a one-for-one basis).

Use of proceeds	We estimate that the proceeds to us from this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $ million, based on the assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the front cover of this prospectus. Mercury Payment Systems, LLC will bear or reimburse Mercury Payment Systems Holdings, Inc. for all of the expenses of this offering, which we estimate will be approximately $ million.

We intend to use the net proceeds from this offering, or $ million, to purchase Holdings Units and shares of Class A common stock from our existing owners, as described under “Organizational Structure—Offering Transactions.” Accordingly, we will not retain any of these proceeds. See “Principal Stockholders” for information regarding the economic interest of certain of our related parties in Mercury Payment Systems, Inc., one of the existing owners from which we intend to purchase Holdings Units with proceeds from this offering. See also “Use of Proceeds.”

Voting rights	Each share of our Class A common stock entitles its holder to one vote on all matters to be voted on by stockholders generally.

Following the reorganization transactions, each of our existing owners that continues to hold Holdings Units and that held voting units prior to the reorganization transactions will hold one or more shares of Class B common stock. The shares of Class B common stock have no economic rights but entitle the holder, without regard to the number of shares of Class B common stock held, to a number of votes on matters presented to stockholders of Mercury Payment Systems Holdings, Inc. that is equal to the aggregate number of Holdings Units of Mercury Payment Systems, LLC held by such holder, subject to customary adjustments for stock splits, stock dividends reclassifications and other similar transactions. See “Description of Capital Stock—Capital Stock—Common Stock—Class B Common Stock.”

Holders of our Class A common stock and Class B common stock vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law.

Dividend policy	We do not intend to pay dividends on our Class A common stock in the foreseeable future.

Immediately following this offering, Mercury Payment Systems Holdings, Inc. will be a holding company, and its sole material asset will be a controlling equity interest in Mercury Payment Systems, LLC. We intend to cause Mercury Payment Systems, LLC to make distributions to Mercury Payment Systems Holdings, Inc. in an amount sufficient to cover cash dividends, if any, declared by us. If Mercury Payment Systems, LLC makes such distributions to Mercury Payment Systems Holdings, Inc., the other holders of Holdings Units will be entitled to receive equivalent distributions.

Our ability to pay dividends on our Class A common stock is effectively limited by the covenants of the senior secured credit facilities of Mercury Payment Systems, LLC (the “Credit Facilities”) and may be further restricted by the terms of any future debt or preferred securities incurred or issued by us or our subsidiaries. See “Dividend Policy” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Senior Secured Credit Facilities.”

Exchange agreement

Prior to this offering, we will enter into an exchange agreement with our existing owners that will continue to hold Holdings Units following the reorganization transactions so that they may, subject to the terms of the exchange agreement, exchange their

Holdings Units for shares of Class A common stock on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends, reclassifications and other similar transactions.

Tax receivable agreements	Our purchase of Holdings Units in connection with this offering and future offerings and future exchanges of Holdings Units for shares of our Class A common stock are expected to produce favorable tax attributes for us, as is the SLP Corp Merger described under “Organizational Structure.” These tax attributes would not be available to us in the absence of those transactions. Upon the closing of this offering, we will be a party to two tax receivable agreements. Under the first of those agreements, we generally will be required to pay to our existing owners that will continue to hold Holdings Units following the reorganization transactions 85% of the applicable cash savings, if any, in U.S. federal and state income tax that we actually realize (or are deemed to realize in certain circumstances) as a result of (1) certain tax attributes of their Holdings Units sold to us or exchanged and that are created as a result of the sales or exchanges of their Holdings Units for shares of our Class A common stock, (2) tax benefits related to imputed interest and (3) payments under such tax receivable agreement. Under the second tax receivable agreement, we generally will be required to pay to the sole stockholder of SLP III Quicksilver Feeder Corp. (“SLP Corp”), an affiliate of Silver Lake, 85% of the amount of cash savings, if any, in U.S. federal and state income tax that we actually realize (or are deemed to realize in certain circumstances) as a result of (1) the tax attributes of the Holdings Units we acquire in the SLP Corp Merger, (2) net operating losses available as a result of the SLP Corp Merger, (3) tax benefits related to imputed interest and (4) payments under such tax receivable agreement. Under both agreements, we generally will retain the benefit of the remaining 15% of the applicable tax savings. However, the sole stockholder of SLP Corp and the other affiliates of Silver Lake will be entitled to elect, starting in 2020, to accelerate our obligations under their respective tax receivable agreements and receive a lump sum payment equal to the present value of 100% of the anticipated future cash savings in respect of the applicable tax benefits, determined based on certain assumptions. See “Certain Relationships and Related Party Transactions—Tax Receivable Agreements” and “Organizational Structure.”

Controlled company	Upon the completion of this offering, affiliates of Silver Lake will control approximately % of the voting power of our outstanding common stock (or approximately % if the underwriters exercise in full their option to purchase additional shares). As a result, we will be a “controlled company” under the Nasdaq corporate governance standards. Under these standards, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance standards. See “Management—Controlled Company Exemption.”

Proposed Nasdaq symbol	“ ”

In this prospectus, unless otherwise indicated, the number of shares of our Class A common stock outstanding and the other information based thereon does not reflect:

•	shares of Class A common stock issuable upon exchange of Holdings Units (or, if the underwriters exercise in full their option to purchase additional shares of Class A common stock, shares of Class A common stock issuable upon exchange of Holdings Units) that will be held by certain of our existing owners immediately following this offering; and

•	shares of Class A common stock that may be granted under the Mercury Payment Systems Holdings, Inc. 2014 Stock Award Plan (the “2014 Stock Plan”). See “Executive Compensation—Additional Narrative Disclosure—Equity Incentive Plans—2014 Stock Award Plan.”

Except as otherwise indicated, all information in this prospectus assumes:

•	no exercise of options subsequent to September 30, 2013;

•	no exercise by the underwriters of their option to purchase up to additional shares of Class A common stock from us; and

•	the filing and effectiveness of our amended and restated certificate of incorporation and the effectiveness of our amended and restated bylaws in connection with the closing of this offering.

Summary Consolidated Financial Data

The following summary consolidated financial and other data of Mercury Payment Systems, LLC should be read in conjunction with “Organizational Structure,” “Use of Proceeds,” “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our audited consolidated financial statements and unaudited consolidated financial statements and the related notes included elsewhere in this prospectus. Mercury Payment Systems, LLC will be considered our predecessor for accounting purposes, and its consolidated financial statements will be our historical financial statements following this offering.

The income statement data set forth below for the years ended December 31, 2011 and 2012 are derived from the audited consolidated financial statements of Mercury Payment Systems, LLC that are included elsewhere in this prospectus. The income statement data set forth below for the nine months ended September 30, 2012 and 2013 and the balance sheet data as of September 30, 2013 are derived from the unaudited consolidated financial statements of Mercury Payment Systems, LLC that are included elsewhere in this prospectus. The unaudited consolidated financial statements were prepared on a basis consistent with the audited consolidated financial statements of Mercury Payment Systems, LLC. The historical results presented below are not necessarily indicative of financial results to be achieved in future periods.

The unaudited pro forma income statement data set forth below for the year ended December 31, 2012 and the nine months ended September 30, 2013 present our consolidated results of operations giving pro forma effect to the reorganization transactions and the use of the estimated net proceeds from this offering, as if such transactions had occurred on January 1, 2012. The unaudited pro forma balance sheet data set forth below as of September 30, 2013 presents our consolidated financial position giving pro forma effect to the reorganization transactions and the use of the estimated net proceeds from this offering, as if such transactions had occurred on September 30, 2013. The pro forma adjustments are based on available information and upon assumptions that our management believes are reasonable in order to reflect, on a pro forma basis, the impact of these transactions on the historical financial information of Mercury Payment Systems, LLC. The unaudited pro forma consolidated financial data is included for informational purposes only and does not purport to reflect the results of operations or financial position of Mercury Payment Systems Holdings, Inc. that would have occurred had we operated as a public company during the periods presented. The unaudited pro forma financial data presented below are not necessarily indicative of financial results to be achieved in future periods.

	Year Ended		Pro Forma	Nine Months Ended		Pro Forma
	December 31, 2011	December 31, 2012	Year Ended December 31, 2012	September 30, 2012	September 30, 2013	Nine Months Ended September 30, 2013
Income Statement Data (in thousands):
Net Revenue	$154,703	$203,277	$	$150,409	$173,386	$
Cost of services and sales	48,336	62,536		46,131	54,458
Operating expenses	55,428	78,951		54,770	76,948

Operating income	50,939	61,790		49,508	41,980
Total other income (expense)	(7,946)	(15,249)		(10,767)	(14,307)
Income taxes	—	—		—	—

Net Income (loss)	42,993	46,541		38,741	27,673

Other Financial Data (in thousands)(1):
Adjusted EBITDA	$60,810	$76,476	$	$60,170	$66,401	$
Adjusted net income	44,449	48,857		40,855	38,999

Selected Operational Data(2):
Developers	490	555		535	590
Dealers	2,080	2,200		2,170	2,440
Merchants	63,300	75,800		72,400	86,400
Volume of Transactions (in millions)	$23,961	$29,370		$21,750	$25,467
Number of Transactions (in millions)	828	1,026		765	889

(1)	See “—Adjusted EBITDA and Adjusted Net Income.”
(2)	Approximation. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Operating Metrics.”

	As of September 30, 2013
	Actual	Pro Forma(1)
	(in thousands)
Balance Sheet Data (at end of period):
Cash and cash equivalents	$13,463	$
Total assets	119,791
Total liabilities	315,468
Term loan, net of discount	282,642
Total equity (deficit)	(195,677)

(1)	Pro forma balance sheet data presents balance sheet data on a pro forma basis for Mercury Payment Systems Holdings, Inc. after giving effect to the reorganization transactions as described in “Organizational Structure” and after giving effect to this offering and the application of the proceeds from this offering as described in “Use of Proceeds,” assuming an initial public offering price of $ per share, which is the midpoint of the price range set forth on the front cover of this prospectus. A $1.00 increase or decrease in the assumed initial public offering price would increase or decrease, as applicable, cash and cash equivalents, total assets and total equity by $ , assuming the number of shares offered by us, as set forth on the front cover of this prospectus, remains the same and after deducting assumed underwriting discounts and commissions and the estimated offering expenses payable by us. An increase or decrease of 100,000 shares in the number of shares sold in this offering by us would increase or decrease, as applicable, cash and cash equivalents, total assets and total equity by $ , assuming an initial public offering price of $ per share, which is the midpoint of the price range set forth on the front cover of this prospectus, and after deducting assumed underwriting discounts and commissions and the estimated offering expenses payable by us.

Adjusted EBITDA and Adjusted Net Income

Adjusted net income is calculated as net income plus costs related to the restructuring to be completed in connection with this offering, share-based compensation expense, non-cash technology write-offs, organizational restructuring-related severance and compensation and headquarters construction expense. Adjusted EBITDA is equal to adjusted net income plus gross interest expense, income taxes and depreciation and amortization.

Adjusted EBITDA and adjusted net income eliminate the effects of items that we do not consider indicative of our core operating performance. As a result, we consider adjusted EBITDA and adjusted net income to be important indicators of our operational strength and the performance of our business. Management believes the use of adjusted EBITDA and adjusted net income are appropriate to provide additional information to investors about certain material non-cash items and about unusual items that we do not expect to continue at the same level in the future. By providing these non-GAAP financial measures, together with a reconciliation to GAAP results, we believe we are enhancing investors’ understanding of our business and our results of operations, as well as assisting investors in evaluating how well we are executing strategic initiatives. We believe adjusted EBITDA and adjusted net income are used by investors as a supplemental measure to evaluate the overall operating performance of companies in our industry.

Adjusted EBITDA and adjusted net income are not measures determined in accordance with GAAP and should not be considered as an alternative to, or more meaningful than, net income (as determined in accordance with GAAP) as a measure of our operating results or net cash provided by operating activities (as determined in accordance with GAAP) as a measure of our liquidity. Adjusted EBITDA and adjusted net income as presented by us may not be comparable to similarly titled measures reported by other companies. In particular, adjusted EBITDA has significant limitations as an analytical tool because it excludes certain material costs. For example, it does not include interest expense, which has been a necessary element of our costs. Because of our use of certain property, equipment and software, depreciation expense is a necessary element of our costs and ability to generate revenue. In addition, the omission of amortization expense associated with our intangible assets further limits the usefulness of this measure. Because adjusted EBITDA does not account for these expenses, its utility as a measure of our operating performance has material limitations. Because of these limitations, management does not view adjusted EBITDA in isolation and also uses other measures, such as net revenue, gross margin, cost of services and sales and net income to measure operating performance.

The reconciliation of our adjusted EBITDA and adjusted net income to net income is as follows:

	Year Ended		Pro Forma		Nine Months Ended		Pro Forma
	December 31, 2011	December 31, 2012	Year Ended December 31, 2012		September 30, 2012	September 30, 2013	Nine Months Ended September 30, 2013
		(in thousands)
Net income	$42,993	$46,541	$		$38,741	$27,673	$
Percentage of net revenue	28%	23%		%	26%	16%		%
Plus:
IPO related restructuring(a)	—	—			—	—
Share-based compensation	1,456	1,858			1,704	1,282
Non-cash technology write-off(b)	—	—			—	6,363
Organizational restructuring expense(c)	—	—			—	2,967
Headquarters construction expense(d)	—	458			410	714

Adjusted net income	$44,449	$48,857	$		$40,855	$38,999	$
Percentage of net revenue	29%	24%		%	27%	22%		%
Plus:
Interest expense, gross	8,019	15,314			10,825	14,429
Income taxes	—	—			—	—
Depreciation and amortization	8,342	12,305			8,490	12,973

Adjusted EBITDA	$60,810	$76,476	$		$60,170	$66,401	$
Percentage of net revenue	39%	38%		%	40%	38%		%

(a)	IPO related restructuring includes costs associated with forming Mercury Payment Systems Holdings, Inc. and other expenses directly related to the reorganization transactions and this offering.
(b)	Non-cash technology write-offs are defined as the disposal of systems which we had anticipated we would use to process transactions for our merchants, but which we later elected to source from a supplier under a long-term agreement.
(c)	Organizational restructuring expense is made up of the one-time severance expense and outplacement expenses we incurred when we re-organized and decreased our workforce in 2013, plus the compensation associated with those employees affected who we do not anticipate replacing.
(d)	Headquarters construction expense is the one-time expense associated with building our headquarters.

RISK FACTORS

Investing in our Class A common stock involves a high degree of risk. You should carefully consider the following risk factors, as well as the other information in this prospectus, before deciding whether to invest in shares of our Class A common stock. The occurrence of any of the events described below could materially adversely affect our business, financial condition and results of operations. In such an event, the trading price of our Class A common stock could decline, and you could lose part or all of your investment.

Risks Related to Our Business

The payment processing industry is highly competitive, and we compete with certain firms that are larger and that have greater financial resources. Such competition could adversely affect the fees we receive from merchants and the compensation we pay to Developers and Dealers, and as a result, our margins, business, financial condition and results of operations.

The market for payment processing services is highly competitive. Other providers of payment processing services have established a sizable market share in the merchant acquiring sector and service more small- and medium-sized merchants than we do. Our growth will depend on a combination of the continued growth of electronic payments and our ability to increase our market share.

Our competitors include traditional merchant acquirers such as financial institutions, affiliates of financial institutions and well-established payment processing companies that target SMB merchants directly, including Bank of America Merchant Services, Chase Paymentech, Elavon, Inc. (a subsidiary of U.S. Bancorp), First Data Corporation, Heartland Payment Systems, Inc., Vantiv, Inc. and WorldPay US, Inc. In addition, we compete with vendors that are specifically targeting independent software vendors and value-added resellers as distribution partners for their merchant acquiring services, such as Accelerated Payments (owned by Global Payments Inc.), PayPros and Merchant Warehouse.

Many of our competitors have substantially greater financial, technological and marketing resources than we have. Accordingly, if these competitors specifically target our business model, they may be able to offer more attractive fees to our current and prospective merchants and more attractive compensation to our Developer and Dealer partners. They also may be able to offer and provide services that we do not offer. Competition may influence the fees we receive from merchants and the compensation that we pay to our partners. If competition causes us to reduce the fees we charge or the compensation we pay to our partners, we will need to aggressively control our costs to maintain our profit margins. Competition could also result in a loss of existing Developers, Dealers and merchants and greater difficulty attracting new Developers, Dealers and merchants, which we may not be able to do. One or more of these factors could have a material adverse effect on our business, financial condition and results of operations.

To acquire and retain merchant accounts, we depend on Developers and Dealers that do not serve us exclusively and whose role in the payments industry could be diminished by changes in how IPOS software or payment services are provided to merchants.

We rely primarily on the efforts of Developers and Dealers to market our services to merchants seeking to establish an account with a payment processor. As a component of their businesses, Developers and Dealers seek to introduce both newly-established and existing SMB merchants, including retailers, restaurants and service providers, such as physicians, to providers of transaction payment processing services like us. Generally, our agreements with Developers and Dealers that refer merchants to us are non-exclusive in that they have the right to refer merchants to other service providers. If a Developer or Dealer switches some or all of their referrals to another payment processor, ceases operations or enters the processing business themselves, we may no longer receive new merchant referrals from them, and we risk losing existing merchants that were originally enrolled by them. If we fail to maintain our relationships with dealers in our network, or to recruit and establish relationships with new Developers and Dealers, we may experience increased merchant attrition and find it more difficult to attract new merchants, which could adversely affect our revenues.

The role of the IPOS distribution channels on which we rely to gain access to merchants could be negatively impacted by competition with other participants in the payments marketplace or by structural changes in the methods by which IPOS software or payments services are sold or made available to end users. The resulting impact on our channel partners could directly impact our ability to retain existing merchants and attract new merchants.

Unauthorized disclosure, destruction or modification of data, through cybersecurity breaches, computer viruses or otherwise could expose us to liability, protracted and costly litigation and damage our reputation.

We are responsible for certain third parties under Visa, MasterCard and other payment network rules and regulations, including merchants, Dealers, third-party service providers and other agents, which we refer to collectively as “associated participants.” We and certain of our associated participants collect, process, store and transmit sensitive data, such as names, addresses, social security numbers, credit or debit card numbers and expiration dates, driver’s license numbers and bank account numbers, and we have ultimate liability to the payment networks and member financial institutions that register us with Visa, MasterCard and other payment networks for our failure, or the failure of our associated participants, to protect this data in accordance with payment network requirements. The loss, destruction or unauthorized modification of merchant or cardholder data by us or our associated participants or through systems we provide could result in significant fines, sanctions and proceedings or actions against us by the payment networks, governmental bodies, consumers or others, which could have a material adverse effect on our business, financial condition and results of operations. Any such proceeding or action, and any related indemnification obligation, could hurt our reputation, force us to incur significant expenses in defense of these proceedings, distract our management, increase our costs of doing business and may result in the imposition of monetary liability.

Threats may derive from human error, fraud or malice on the part of employees or third parties, or may result from accidental technological failure. Concerns about security are increased when we transmit information. Electronic transmissions can be subject to attack, interception or loss. Also, computer viruses can be distributed and spread rapidly over the Internet and could infiltrate our systems, which might disrupt our delivery of services and make them unavailable. In addition, a significant cybersecurity breach of our systems or communications means could result in payment networks prohibiting us from processing transactions on their networks or the loss of our financial institution sponsorship that facilitates our participation in the payment networks.

We and our associated participants could be subject to breaches of security by hackers. Our encryption of data and other protective measures may not prevent unauthorized access or use of sensitive data. A breach of our system or that of one of our associated participants may subject us to material losses or liability, including payment network fines, assessments and claims for unauthorized purchases with misappropriated credit, debit or card information, impersonation or other similar fraud claims. A misuse of such data or a cybersecurity breach could harm our reputation and deter merchants from using electronic payments generally and our services specifically, thus reducing our revenue. In addition, any such misuse or breach could cause us to incur costs to correct the breaches or failures, expose us to uninsured liability, increase our risk of regulatory scrutiny, subject us to lawsuits, result in the imposition of material penalties and fines under state and federal laws or by the payment networks and adversely affect our continued payment network registration and financial institution sponsorship. While we maintain insurance coverage that may, subject to policy terms and conditions, cover certain aspects of cyber risks, such insurance coverage may be insufficient to cover all losses.

We cannot assure that there are written agreements in place with every associated participant or that such written agreements will prevent the unauthorized use, modification, destruction or disclosure of data or allow us to seek reimbursement from associated participants. In addition, many of our associated participants are small- and medium-sized merchants that have limited competency regarding data security and handling requirements and may thus experience data losses. Any unauthorized use, modification, destruction or disclosure of data could result in protracted and costly litigation, which could have a material adverse effect on our business, financial condition and results of operations.

If we cannot keep pace with rapid developments and changes in our industry, the use of our products and services could decline, causing a reduction in our revenues.

The electronic payments market is subject to constant and significant changes. This market is characterized by rapid technological evolution, new product and service introductions, evolving industry standards, changing customer needs and the entrance of non-traditional competitors. To remain competitive, we continually pursue initiatives to develop new products and services to compete with these new market entrants, including ecommerce services, the development of mobile payment applications, near field communication applications, stored value card offerings and other new and emerging offerings in the electronic payments industry. These projects carry risks, such as cost overruns, delays in delivery, performance problems and lack of customer acceptance. Any delay in the delivery of new products and services or the failure to differentiate our products and services or to accurately predict and address market demand could render our products and services less desirable, or even obsolete, to our merchants and to our Developer and Dealer partners. Furthermore, even though the market for alternative payment processing products and services is evolving, it may develop too rapidly or not rapidly enough for us to recover the costs we have incurred in developing new products and services targeted at this market.

For example, “EMV” is a credit and debit card authentication methodology that Visa, MasterCard, American Express and Discover mandated that U.S. processors be able to support as of April 2013 and that merchants be able to support by October 2015. We have invested, and will continue to invest, significant resources to become EMV compliant and to assist our merchants and the Developers providing POS systems used by such merchants to become EMV compliant before the applicable deadlines. We are not certain if or when our merchants will use or accept the methodology, or if and when issuers will provide EMV cards to consumers in significant volumes. As a result, we may not be able to recoup our costs associated with the development and support of this methodology.

In addition, the products and services we deliver are designed to process very complex transactions and provide reports and other information on those transactions, all at very high volumes and processing speeds. Any failure to deliver an effective, reliable and secure service or any performance issue that arises with a new product or service could result in significant processing or reporting errors or other losses. If a promised new product or service is not timely delivered to our merchants or partners or does not perform as anticipated, our development efforts could result in increased costs and a loss in business that could reduce our earnings and cause a loss of revenue. We also rely in part on third parties, including some of our competitors and potential competitors, for the development of and access to new technologies, including software and hardware. Our future success will depend in part on our ability to develop or adapt to technological changes and evolving industry standards. If we are unable to develop, adapt to or access technological changes or evolving industry standards on a timely and cost effective basis, our business, financial condition and results of operations would be materially adversely affected.

The IPOS software industry may be subject to consolidation or restructuring in ways that could limit our ability to maintain a competitive position, which could reduce our ability to retain existing merchants and attract new merchants.

The IPOS software industry is a dynamic and rapidly evolving marketplace. Consolidation among developers of IPOS software and systems could result in a market shift that may limit our ability to add new developers to our network or increase attrition rates among our existing Developers. Restructuring of the IPOS software industry, either in the nature of the participants or the way in which developers deliver their products and services, could also negatively impact our competitive position. For example, a significant concentration or reduction of Developers or Dealers, or a shift by Developers to selling directly rather than selling through Dealers, could negatively impact the fees that we are able to charge to merchants, the compensation we are required to pay to our Developer and Dealer partners and our ability to retain existing merchants and board new merchants.

Our in-house processing initiative presents new technical, operational and regulatory risks that could harm our business.

Previously, Global Payments Inc. (“Global”) provided all of our back-end processing and the majority of our front-end processing functions. Beginning in 2013 and continuing into 2014, we are migrating certain front-end and back-end processing functions from Global to systems that we manage. Converting merchants to our in-house front-end system presents a range of new technical and operational risks, including system performance and accuracy. In performing back-end processing functions, we will commence a different type of business relationship with Global. This presents new technical and operational risks, including the deployment of new business processes between our companies and risks associated with the interactions of our separate systems. Furthermore, in connection with our transition to our own direct bank sponsorship, we will take on new regulatory and compliance obligations and risks. In addition to these risks, we face competition from existing payment processors, including Global, within this market who may have more experience and resources. If we cannot successfully address the new challenges and compete effectively against the existing providers of these services, our results of operations may suffer. We may also be unsuccessful in implementing, utilizing and maintaining our in-house processing systems and functions, which could materially adversely affect our results of operations.

We rely on affiliates of Global Payments Inc. for significant services. If they fail or discontinue providing such services, we would be unable to provide payments processing services to merchants until we obtained a suitable replacement, which would result in an adverse effect on our business, financial condition and results of operations.

We rely on agreements with affiliates of Global, a large payment processing organization, to provide a range of services that enable us to provide services to our merchants. Under a contract that expires in July 2018 pursuant to which we are an independent sales organization of Global, Global provides both front- and back-end services, including bank card authorization, data capture, settlement and merchant accounting services and access to various reporting tools for the merchants we serve. This contract automatically renews for one-year periods after the initial term unless either party provides 90 days’ notice of its intention not to renew. Either party may, subject to certain exceptions and cure rights, terminate this contract if the other party defaults in the performance of its obligations. We also use Global’s services in connection with our in-house processing initiative pursuant to a separate contract, also expiring in July 2018, whereby Global provides certain back-end services, including settlement, merchant accounting and certain reporting, in conjunction with our own front-end processing systems. This contract automatically renews for two-year periods after the initial term unless either party provides one year’s notice of its intention not to renew. Each party may, subject to specified cure periods and materiality thresholds, terminate this contract in the event that the other party fails to perform specified obligations, including those related to payment of fees, compliance and confidentiality, the breach of a party’s systems that adversely impacts the other party or upon certain insolvency related events involving the other party. In addition, we have the right, subject to the payment of a specified termination fee, to terminate the contract in connection with our sale to a third party or the movement of our processing volume to our internal systems.

While we are in the process of migrating certain processing services in-house, the termination of either of these contracts with Global, or Global’s failure to perform its services efficiently, securely and effectively at the current time, would directly limit our ability to provide services to our merchants and adversely affect our relationships with our merchants, and, if we cannot find alternate providers quickly, may cause those merchants to terminate their processing agreements with us. In addition, a data breach or similar event impacting Global’s systems or our data on their systems could negatively impact our business and reputation and, as a result, cause a loss of existing, or difficulty in attracting new Developers, Dealers and merchants. Global directly or indirectly sells payment processing services to companies in competition with us and competes directly with us in its pursuit of new Developers, Dealers and merchants. In addition, we are subject to credit risk of Global related to the monthly payments they make to us in respect of residual payments based on rates charged to merchants. Before the initiation of our in-house processing initiative in 2013, amounts representing virtually all of our net revenues were remitted to us by Global. When our in-house processing initiative has been fully implemented, we anticipate that amounts representing a small minority of our net revenues will be remitted to us by Global under such arrangements. Finally, if Global were to experience a prolonged outage and terminate the services it provides to us, our business, financial condition and results of operations would be materially adversely affected.

We rely on other service providers. If they fail or discontinue providing their services generally or to us specifically, our ability to provide services to merchants may be interrupted, and, as a result, our business, financial condition and results of operations could be adversely impacted.

We rely on other third parties for specific services such as organizing and accumulating daily transaction data on a merchant-by-merchant and card issuer-by-card issuer basis and forwarding the accumulated data to the relevant bank card associations. Some of these organizations and service providers are our competitors or provide similar services to our competitors, and we do not have long-term or exclusive contracts with them. Typically, our contracts with these third parties are for initial terms of up to three years with automatic one-year renewals and are subject to cancellation upon limited notice by either party.

If these contracts are canceled or we are unable to renew them on commercially reasonable terms or at all, our business, financial condition and results of operation could be adversely impacted. The termination by our service providers of their arrangements with us or their failure to perform their services efficiently and effectively may adversely affect our relationships with our merchants and, if we cannot find alternate providers quickly, may cause those merchants to terminate their processing agreements with us.

We are subject to economic and political risk, the business cycles of our merchants and partners and the overall level of consumer and commercial spending, which could negatively impact our business, financial condition and results of operations.

The electronic payments industry depends heavily on the overall level of consumer and commercial spending. We are exposed to general economic conditions that affect consumer confidence, consumer spending, consumer discretionary income and changes in consumer purchasing habits. A sustained deterioration in general economic conditions, particularly in the United States and Canada, or increases in interest rates could adversely affect our financial performance by reducing the number or aggregate volume of transactions made using electronic payments. A reduction in the amount of consumer spending could result in a decrease in our revenue and profits. If our merchants make fewer sales of their products and services using electronic payments, or consumers spend less money through electronic payments, we will have fewer transactions to process at lower dollar amounts, resulting in lower revenue.

A weakening in the economy could have a negative impact on our merchants, as well as their customers who purchase products and services using our payment processing systems, which could, in turn, negatively impact our business, financial condition and results of operations, particularly if economic conditions disproportionately affect some of the discretionary market segments that represent a larger portion of our payment processing volume. In addition, a weakening in the economy could force retailers to close at higher than historical rates, resulting in exposure to potential credit losses and future transaction declines. We also have a certain amount of fixed and semi-fixed costs, including rent, debt service, contractual minimums and salaries, which could limit our ability to quickly adjust costs and respond to changes in our business and the economy.

Our systems and our third-party technology vendors’ systems may fail due to factors beyond our control, which could interrupt our service, cause us to lose business and increase our costs.

We depend on the efficient and uninterrupted operation of numerous systems, including our computer systems, software, data centers and telecommunications networks, as well as the systems of third parties. Our systems and operations or those of our third-party technology vendors could be exposed to damage or interruption from, among other things, fire, natural disaster, power loss, telecommunications failure, unauthorized entry, computer viruses, denial-of-service attacks, acts of terrorism, human error, vandalism or sabotage, financial insolvency and similar events. Our property and business interruption insurance may not be adequate to compensate us for all losses or failures that may occur. Likewise, while we have disaster recovery policies and arrangements in place, they have not been tested under actual disasters or similar events. Defects in our systems or those of third parties, errors or delays in the processing of payment transactions, telecommunications failures or other difficulties could result in:

•	loss of revenues;

•	loss of Developers, Dealers and merchants;

•	loss of merchant and cardholder data;

•	fines imposed by payment network associations;

•	harm to our business or reputation resulting from negative publicity;

•	exposure to fraud losses or other liabilities;

•	additional operating and development costs; or

•	diversion of management, technical and other resources.

We continue to expand and improve our information technology systems. If these implementations are not successful, our business and operations could be disrupted and our operating results could be harmed.

We are currently expanding and improving our information technology systems to assist us in the management of our business. In particular, our continued growth and the deployment of our in-house processing initiative will necessitate the improvement, design and development of more advanced information technology systems, including our data and workflow management systems and security systems, to support our operations. The implementation of new software management platforms and the addition of these platforms at new locations require significant management time, support and cost. Moreover, there are inherent risks associated with developing, improving and expanding our core systems, including operability with our current systems or other new systems, operational challenges, potential security issues and cost overruns. We cannot be sure that these expanded systems will be fully or effectively implemented on a timely basis, if at all. If we are not successful in the implementation of our expansion and improvement projects, our operations may be disrupted and our operating results could be harmed. In addition, the new systems may not operate as we expect them to, and we may be required to expend significant resources to correct problems or find alternative sources for performing these functions.

Degradation of the quality of the products and services we offer, including support services, could adversely impact our ability to attract and retain merchants and partners.

Our Developers, Dealers and merchants expect a consistent level of quality in the provision of our products and services. The support services that we provide are also a key element of the value proposition to our Developers, Dealers and merchants. If the reliability or functionality of our products and services is compromised or the quality of those products or services is otherwise degraded, or if we fail to continue to provide a high level of support, we could lose existing Developers, Dealers and merchants and find it harder to attract new merchants and partners. If we are unable to scale our support functions to address the growth of our merchant and partner network, the quality of our support may decrease, which could adversely affect our ability to attract and retain merchants and partners.

We may face increasing competition to the Mercury Network in the form of new entrants in the payments market utilizing a combination of IPOS and acquiring services to compete with Developers and Dealers for merchants. These competitors may impact our ability to maintain our existing relationships and grow new relationships with Developers, as well as impair our ability to retain and attract merchants.

We are facing new competition emerging from non-traditional competitors offering alternative payment distribution methods. Certain of these competitors utilize proprietary software and service solutions, such as Intuit, PayPal and Square, and others partner with traditional merchant acquirers to provide a combination of tablet-based IPOS solutions with payment processing services, such as Clover, which is owned by First Data, and Leaf, which is partnered with Heartland Payments. These non-traditional competitors have significant financial resources and robust networks; if they gain a greater share of total electronic payments transactions, it could have a material adverse effect on our business, financial condition and results of operations. These new entrants may not only impact our ability to retain and grow our relationships with Developers, but also may compete in ways that minimize or remove the role of traditional POS software in the electronic payments process.

We may not be able to continue to expand our share of the existing payment processing markets or expand into new markets.

Our future growth and profitability depend, in part, upon our continued penetration of the merchant installed base of our Developer and Dealer partners, the further expansion of this partner network, the emergence of IPOS in other payment processing markets and our ability to penetrate these markets. Future growth and profitability of our business may depend upon our ability to penetrate new verticals and markets for payment processing.

Our expansion into new verticals and markets is also dependent upon our ability to adapt our existing technology or to develop new technologies to meet the particular needs of each new vertical or market. We may not have adequate financial or technological resources to develop effective and secure services or distribution channels that will satisfy the demands of these new verticals or markets. Penetrating these new verticals or markets may also prove to be more challenging or costly or take longer than we may anticipate. If we fail to expand into new and existing payment processing markets, we may not be able to continue to grow our revenues and earnings.

A decline in the use of credit, debit or stored value cards as a payment mechanism for consumers or adverse developments with respect to the payment processing industry in general could have a material adverse effect on our business, financial condition and results of operations.

If consumers do not continue to use credit, debit or stored value cards as a payment mechanism for their transactions or if there is a change in the mix of payments among cash, credit, debit and stored value cards that is adverse to us, our business, financial condition and results of operations could be materially adversely affected. Consumer credit risk may also make it more difficult or expensive for consumers to gain access to credit facilities. Regulatory changes may also result in financial institutions seeking to charge their customers additional fees for use of credit or debit cards. Such fees may result in decreased use of credit or debit cards by cardholders. In each case, our business, financial condition and results of operations may be adversely affected. In December 2013, the U.S. District Court for the Eastern District of New York issued a final order approving a definitive class settlement agreement resolving the plaintiffs’ claims in a merchant class multi-district interchange litigation against Visa, MasterCard and the named member banks. According to the settlement agreement, the settlement consists of two funds, including (1) a cash fund of approximately $6.05 billion (which has been reduced by 25%, to approximately $4.5 billion, to account for merchants who excluded themselves from the class of plaintiffs), to pay valid claims of merchants who accepted Visa or MasterCard credit or debit cards and paid interchange fees between January 1, 2004 and November 28, 2012, and (2) a second fund of approximately $1.2 billion to compensate merchants who accepted Visa or MasterCard credit cards and paid interchange fees during the eight-month period beginning July 29, 2013. Among other terms, the settlement agreement provides for the modification of Visa’s and MasterCard’s rules to allow merchants to impose a surcharge on credit card transactions at the point of sale under certain conditions, to accept Visa or MasterCard credit or debit cards at some but not all of a merchant’s stores and to offer discounts to customers who make payments through methods that carry lower fees than Visa or MasterCard credit or debit cards. These provisions or other provisions in the final settlement agreement, which has been appealed by certain plaintiffs, could ultimately result in decreased use of credit cards, demands for lower fees for our services or have other adverse impacts that are not readily known and that we may not know for some time. To increase and maintain our profitability consistently, consumers and businesses must continue to use electronic payment methods including credit, debit and stored value cards. Moreover, if there is an adverse development in the payments industry in general, such as new legislation or regulation that makes it more difficult for our merchants to do business or for us to change processing fees or limit the amount of our fees, our business, financial condition and results of operations may be adversely affected.

If we or our merchants fail to comply with the applicable requirements of the Visa, MasterCard or other payment networks, those payment networks could seek to fine us or could suspend or terminate our registrations through our financial institution sponsors, which could impair our ability to conduct our business.

A significant source of our revenue comes from processing transactions through the Visa, MasterCard and other payment networks. The payment networks routinely update and modify their requirements. Changes in the requirements may impact our ongoing cost of doing business and we may not always be able to pass through such costs to our merchants or associated participants. Furthermore, if we do not comply with the payment network requirements, the payment networks could seek to fine us, suspend us or terminate our registrations through our financial institution sponsors which allow us to process transactions on their networks. On occasion, we have received notices of merchant non-compliance and related fines, which have typically related to excessive chargebacks by a merchant or data security failures on the part of a merchant. If we are unable to recover fines from, or pass through costs to, our merchants or other associated participants, we would experience a financial loss. The termination of our registration or any changes in the payment network rules that would impair our registration could require us to stop providing payment network services to the Visa, MasterCard or other payment networks, which would have a material adverse effect on our business, financial condition and results of operations.

Changes in payment network rules or standards could adversely affect our business, financial condition and results of operations.

To provide our transaction processing services, we are registered through our bank sponsorships with Visa and MasterCard as service providers for member institutions and directly with other payment networks, including Discover and American Express. As such, we and many of our merchants are subject to card association and payment network rules, including the Payment Card Industry Data Security Standard (“PCI DSS”), that could subject us or our associated participants and merchants to a variety of fines or penalties that may be levied by the card associations or payment networks for certain acts or omissions by us or our associated participants. Payment network rules are established and changed from time to time by each payment network as they may determine in their sole discretion and with or without advance notice to their participants. Payment networks generally establish their rules to allocate responsibilities among the payment networks’ participants and generally structure and change such rules for any number of reasons, including as a result of changes in the regulatory environment, to maintain or attract new participants or to serve their own strategic initiatives. In some cases, payment networks compete with us and their ability to modify and enhance their rules in their sole discretion may provide them an advantage in selling or developing their own services that may compete directly or indirectly with our services. The termination of our member registration or our status as a certified service provider or any changes in card association or other payment network rules or standards, including interpretation and implementation of the rules or standards, that increase our cost of doing business or limit our ability to provide transaction processing services to or through our merchants, could have a material adverse effect on our business, financial condition and results of operations.

If we cannot pass increases in interchange, assessment, transaction and other fees from payment networks along to our merchants, our operating margins will be reduced.

We pay interchange and other fees set by the payment networks to the card issuing financial institution and the payment networks for each transaction we process. From time to time, the payment networks increase the interchange fees and other fees that they charge payment processors and the financial institution sponsors. At their sole discretion, our financial institution sponsors have the right to pass any increases in interchange and other fees on to us, and they have consistently done so in the past. We are generally permitted under the contracts into which we enter, and in the past we have been able to, pass these fee increases along to our merchants through corresponding increases in our processing fees, subject to the right of Wells Fargo Bank, N.A. (“Wells Fargo”) as our BIN sponsor to approve any increase in the fees we charge our merchants, as further described below, and, for transactions outside our in-house processing initiative, subject to the right of Global (and of Wells Fargo, as Global’s BIN sponsor) to approve any increase in fees. However, if we are unable to pass through these and other fees in the future, it could have a material adverse effect on our business, financial condition and results of operations.

We rely on a financial institution sponsor, which has substantial discretion with respect to certain elements of our business practices, and financial institution clearing service providers, to process electronic payment transactions. If this sponsorship or these clearing services are terminated and we are unable to secure new bank sponsors or financial institutions, we will not be able to conduct our business.

Because we are not a bank, we are not eligible for membership in the Visa, MasterCard or certain other payment networks and are therefore unable to directly access the payment networks, which are required to process transactions. The Visa, MasterCard and other payment network operating regulations require us to be sponsored by a member bank to process electronic payment transactions. In our capacity as an independent sales organization of Global, we are indirectly sponsored by Wells Fargo through Global’s registration with the Visa, MasterCard and other payment networks. In connection with our transition to our own direct bank sponsorship, we are registered with the Visa, MasterCard and other payment networks through Wells Fargo as well. We may in the future enter into similar sponsorship arrangements with one or more other banks.

The agreements with Wells Fargo give Wells Fargo substantial discretion in approving certain aspects of our business practices and our agreements with merchants, including our solicitation, application and qualification procedures for merchants, and the pricing and other terms of our agreements with merchants, including the ability to cause us to make certain amendments to such agreements. In addition, in our capacity as an independent service organization of Global, any increase in the prices we charge our merchants must be approved by Wells Fargo. Wells Fargo’s ability to influence the prices we charge our merchants and other discretionary actions it may take under these agreements could have a material adverse effect on our business, financial condition and results of operations. We also rely, either directly or through Global, on various financial institutions to provide clearing services in connection with our settlement activities. If this sponsorship or these clearing services agreements are terminated and we are unable to secure another bank sponsor or clearing service provider, we will not be able to process Visa, MasterCard and other payment network transactions or settle transactions, which would have a material adverse effect on our business, financial condition and results of operations.

We have business systems that do not have full redundancy.

While much of our processing infrastructure is located in multiple, redundant data centers, we have some core business systems that are located in only one facility and do not have redundancy. An adverse event with respect to such systems or the facilities in which they are located could impact our ability to conduct business and perform critical functions, which could negatively impact our financial condition and results of operations.

Fraud by merchants, our partners or others could have a material adverse effect on our business, financial condition and results of operations.

We face potential liability for fraudulent electronic payment transactions or credits initiated by merchants or others. Examples of merchant fraud include when a merchant or other party knowingly uses a stolen or counterfeit credit, debit or stored value card, card number or other credentials to record a false sales transaction, processes an invalid card or intentionally fails to deliver the merchandise or services sold in an otherwise valid transaction. Criminals are using increasingly sophisticated methods to engage in illegal activities such as counterfeiting and fraud. Fraudulent activities could also be perpetrated by our employees or agents. It is possible that incidents of fraud could increase in the future. Failure to effectively manage risk and prevent fraud would increase our chargeback liability or other liability, which could have a material adverse effect on our business, financial condition and results of operations.

Our risk management policies and procedures may not be fully effective in mitigating our risk exposure in all market environments or against all types of risks.

We operate in a rapidly changing industry, and we have experienced significant growth in recent years, growing from approximately 75,800 merchants at the end of 2012 to approximately              merchants at the end of 2013. Accordingly, our risk management policies and procedures may not be fully effective to identify, monitor, manage and remediate our risks. Some of our risk evaluation methods depend upon information provided by others and public information regarding markets, merchants or other matters that are otherwise inaccessible by us. In some cases, that information may not be accurate, complete or up-to-date. If our policies and procedures are not fully effective or we are not always successful in capturing all risks to which we are or may be exposed, we may suffer harm to our reputation or be subject to litigation or regulatory actions that could have a material adverse effect on our business, financial condition and results of operations.

We are subject to extensive government regulation, and any new laws and regulations, industry standards or revisions made to existing laws, regulations or industry standards affecting the electronic payments industry and other industries in which we operate may have an unfavorable impact on our business, financial condition and results of operations.

Our business is impacted by laws and regulations that affect our industry. The number of new and proposed regulations has increased significantly, particularly pertaining to interchange fees on credit and debit card transactions, which are paid to the card issuing financial institution. In July 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) was signed into law. The Dodd-Frank Act and the related rules and regulations have resulted in significant changes to the regulation of the financial services industry. Changes impacting the payment processing industry include providing merchants with the ability to set minimum dollar amounts for the acceptance of credit cards and to offer discounts or incentives to entice consumers to pay with cash, checks, debit cards or credit cards, as the merchant prefers. New rules also contain certain prohibitions on payment network exclusivity and merchant routing restrictions. These restrictions could negatively affect the number of debit transactions, and prices charged per transaction, which would negatively affect our business. The Dodd-Frank Act also created the Consumer Financial Protection Bureau (the “CFPB”), which has assumed responsibility for most federal consumer protection laws, and the Financial Stability Oversight Council, which has the authority to determine whether any non-bank financial company, such as us, should be supervised by the Board of Governors of the Federal Reserve System (the “Federal Reserve”) because it is systemically important to the U.S. financial system. Any such designation would result in increased regulatory burdens on our business, which increases our risk profile and may have an adverse impact on our business, financial condition and results of operations.

Additionally, the Durbin Amendment to the Dodd-Frank Act provides that the interchange fees that certain issuing financial institutions charge merchants for debit transactions will be regulated by the Federal Reserve and must be “reasonable and proportional” to the cost incurred by the card issuer in authorizing, clearing and settling the transactions. Rules released by the Federal Reserve in July 2011 to implement the Durbin Amendment mandate a cap on debit transaction interchange fees for card issuers with assets of $10 billion or greater. Since October 2011, (1) a card payment network may not prohibit a card issuer from contracting with any other card payment network for the processing of electronic debit transactions involving the issuer’s debit cards and (2) card issuing financial institutions and card payment networks may not inhibit the ability of merchants to direct the routing of debit card transactions over any card payment networks that can process the transactions. Since April 2012, most debit card issuers have been required to enable at least two unaffiliated card payment networks on each debit card. The interchange fee cap has the potential to alter the type or volume of card based transactions that we process on behalf of our merchants. These new regulations could result in the need for us to make capital investments to modify our services to facilitate our existing merchants’ and potential merchants’ compliance and reduce the fees we are able to charge our merchants. These new regulations also could result in greater pricing transparency and increased price-based competition leading to lower margins and higher rates of merchant attrition. Furthermore, the requirements of the new regulations and the timing of their effective dates could result in changes in our merchants’ business practices that may alter their delivery of their products and services to consumers and the timing of their investment decisions, which could change the demand for our services and alter the type or volume of transactions that we process on behalf of our merchants. Any new rules or regulations implemented by the CFPB or the Financial Stability Oversight Council or in connection with the Dodd-Frank Act that are applicable to us, or any changes that are adverse to us resulting from litigation brought by third parties challenging such rules and regulations, could increase our cost of doing business or limit permissible activities.

The Credit Card Accountability Responsibility and Disclosure Act of 2009 (the “Card Act”) created new requirements applicable to general-use prepaid gift cards, store gift cards and electronic gift certificates. The Card Act, along with the Federal Reserve’s amended Regulation E, created new requirements with respect to these cards and electronic certificates. Prepaid services may also be subject to the rules and regulations of Visa, MasterCard and other payment networks with which our merchants and the card issuers do business. If we fail or are unable to comply with these requirements, our merchants (or in certain instances, we) could be subject to the imposition of fines, civil liability and, in the case of willful and deliberate non-compliance, criminal liability, which could impact our ability to offer our credit issuer processing services, stored value or other related services and could have a material adverse effect on our business, financial condition and results of operations.

All persons engaged in commerce, including, but not limited to, us and our merchant customers are subject to Section 5 of the Federal Trade Commission Act prohibiting unfair or deceptive acts or practices (“UDAP”). In addition, the UDAP and other laws, rules and or regulations, including the Telemarketing Sales Act, may directly impact the activities of certain of our merchants, and in some cases may subject us, as the merchant’s payment processor or provider of certain services, to investigations, fees, fines and disgorgement of funds if we were deemed to have aided and abetted or otherwise provided the means and instrumentalities to facilitate the illegal or improper activities of the merchant through our services. Various federal and state regulatory enforcement agencies including the Federal Trade Commission (“FTC”) and the states’ attorneys general have authority to take action against non-banks that engage in UDAP or violate other laws, rules and regulations and to the extent we are processing payments or providing services for a merchant that may be in violation of laws, rules and regulations, we may be subject to enforcement actions and as a result may incur losses and liabilities that may impact our business.

Additionally, the Financial Crimes Enforcement Network of the U.S. Department of the Treasury (“FinCEN”) issued a final rule in July 2011 regarding the applicability of the Bank Secrecy Act’s regulations to “prepaid access” products and services. This rulemaking clarifies the anti-money laundering obligations for entities engaged in the provision and sale of prepaid services, such as prepaid gift cards. We are not registered with FinCEN based on our determination that our current products and services do not constitute a “prepaid program” as defined in the Bank Secrecy Act. We could be subject to fines or penalties if our determination is deemed to be incorrect. We may in the future need to register with FinCEN as a “money services business-provider of prepaid access” in accordance with the rule based on changes to our products or services. Notwithstanding anti-money laundering procedures that we have implemented pursuant to various contractual obligations, the rule increases our regulatory risks and, as with other regulatory requirements, violations of the rule could have a material adverse effect on our business, financial condition and results of operations.

The Housing Assistance Tax Act of 2008 requires certain merchant acquiring entities and third-party settlement organizations to provide information returns for each calendar year with respect to payments made in settlement of electronic payment transactions and third-party payment network transactions occurring in that calendar year. Reportable transactions are also subject to backup withholding requirements. We could be liable for penalties if our information returns are not in compliance with the new regulations.

Our business may also be subject to the Fair Credit Reporting Act (the “FCRA”), which regulates the use and reporting of consumer credit information and also imposes disclosure requirements on entities that take adverse action based on information obtained from credit reporting agencies. We could be liable if our practices under the FCRA are not in compliance with the FCRA or regulations under it.

These and other laws and regulations could adversely affect our business, financial condition and results of operations. In addition, even an inadvertent failure to comply with laws and regulations, as well as rapidly evolving social expectations of corporate fairness, could damage our business or our reputation.

Changes in requirements relating to the handling of sensitive data could adversely impact our ability, as well as the ability of our Developers, Dealers and merchants, to be compliant with such requirements.

Changes in laws or governmental regulations or the rules and regulations of the payment networks, or an increased level of enforcement action regarding the same, related to the secure processing, storage and transmission of sensitive data, including personally identifiable information, could require us to update our systems or change the way in which we perform our services or interact with third parties. Such changes, including those to the PCI DSS, could have significant financial and operational impacts on our business. These types of changes could also directly impact our Developers’, Dealers’ and merchants’ operations and financial condition, which could adversely affect us. In addition to increasing our liability related to our direct compliance obligations and exposure related to the compliance obligations of our Developers, Dealers and merchants, changes in the rules and regulations related to the handling of sensitive data could adversely impact our ability to integrate with new IPOS systems and software and to attract new merchants.

Governmental regulations designed to protect or limit access to consumer information could adversely affect our ability to effectively provide our services to merchants.

Governmental bodies in the United States and abroad have adopted, or are considering the adoption of, laws and regulations restricting the transfer of, and requiring safeguarding of, non-public personal information. For example, in the United States, all financial institutions must undertake certain steps regarding the privacy, use and security of consumer financial information. Our operations are subject to certain provisions of these laws, though we historically have limited our use of that consumer information solely to providing our services to other businesses and financial institutions. We may change our practices in the future. If we cannot successfully address how those regulations may apply to changes in our practices, we may be subject to liability and our results may suffer.

In connection with providing services to our merchants, we are required by regulations and contracts with them and with our financial institution partners to provide assurances regarding the confidentiality and security of non-public consumer information. These contracts require periodic audits by independent companies regarding our compliance with industry standards and also allow for similar audits regarding best practices established by regulatory guidelines. The compliance standards relate to our infrastructure, components and operational procedures designed to safeguard the confidentiality and security of non-public consumer personal information shared by our merchants with us. Our ability to maintain compliance with these standards and satisfy these audits will affect our ability to attract, grow and maintain business in the future. We strive to comply with all applicable laws and regulations relating to the protection of data privacy, including those relating to the use of such information for marketing purposes; however, if we fail to comply with these laws and regulations, we could be exposed to suits for breach of contract or to governmental proceedings. In addition, our relationships and reputation could be harmed, and we could be inhibited in our ability to obtain new merchants.

If more restrictive privacy laws or rules are adopted by authorities in the future on the federal or state level, our compliance costs may increase and our ability to perform due diligence on, and monitor the risk of, our current and potential merchants may decrease, which could create liability for us. Additionally, our opportunities for growth may be curtailed by our compliance capabilities or reputational harm, and our potential liability for security breaches may increase, all of which could have a material adverse effect on our business, financial condition and results of operations.

Changes in tax laws or their interpretations, or becoming subject to additional U.S., state or local taxes that cannot be passed through to our merchants, could negatively affect our business, financial condition and results of operations.

We are subject to tax laws in each jurisdiction where we do business. Changes in tax laws or their interpretations could decrease the amount of revenues we receive, the value of any tax loss carryforwards and tax credits recorded on our balance sheet and the amount of our cash flow, and have a material adverse impact on our business, financial condition and results of operations. Furthermore, companies in the payment processing industry, including us, may become subject to incremental taxation in various tax jurisdictions. Taxing jurisdictions have not yet adopted uniform positions on this topic. If we are required to pay additional taxes and are unable to pass the tax expense through to our merchants, our costs would increase and our net income would be reduced, which could have a material adverse effect on our business, financial condition and results of operations.

We incur liability when our merchants refuse or cannot reimburse us for chargebacks resolved in favor of their customers, fees, fines or other assessments we incur from the payment networks. We cannot accurately anticipate these liabilities, which may adversely affect our business, financial condition and results of operations.

If a dispute between a cardholder and a merchant is not resolved in favor of the merchant, the transaction is normally charged back to the merchant, and the purchase price is credited or otherwise refunded to the cardholder. If we are unable to collect such amounts from the merchant’s account or reserve account (if applicable), or if the merchant refuses or is unable, due to closure, bankruptcy or other reasons, to reimburse us for a chargeback, we may bear the loss for the amount of the refund paid to the cardholder. The risk of chargebacks is typically greater with those merchants that promise future delivery of goods and services rather than delivering goods or rendering services at the time of payment. Although we have not historically incurred significant levels of chargebacks, we may experience significant losses from chargebacks in the future. Any increase in chargebacks not paid by our merchants could have a material adverse effect on our business, financial condition and results of operations.

Nearly all of our merchants are small- and medium-sized businesses and small affiliates of large companies, which can be more difficult and costly to retain and monetize than larger enterprises and may increase the impact of economic fluctuations on us.

We market and sell nearly all of our solutions to small- and medium-sized businesses (“SMBs”) and small affiliates of large companies. To continue to grow our revenue, we must add new merchants, sell additional services to existing merchants and encourage existing merchants to continue doing business with us. However, retaining and monetizing SMBs can be more difficult than retaining and monetizing large enterprises because SMB merchants:

•	often have higher rates of business failures and more limited resources;

•	are typically less sophisticated in their ability to make technology-related decisions based on factors other than price; and

•	may have decisions related to the choice of payment processor dictated by their affiliated parent entity.

SMBs are typically more susceptible to the adverse effects of economic fluctuations. Adverse changes in the economic environment or business failures of our SMB merchants may have a greater impact on us than on our competitors who do not focus on SMBs to the extent that we do. As a result, we may need to onboard new merchants at an accelerated rate or decrease our expenses to reduce negative impacts on our business, financial condition and results of operations.

Acquisitions, partnerships or joint ventures could disrupt our business and harm our financial condition.

We evaluate, and expect in the future to evaluate, potential strategic acquisitions of and partnerships or joint ventures with complementary businesses, services or technologies. We may not be successful in identifying acquisition, partnership and joint venture candidates. In addition, we may not be able to successfully finance or integrate any businesses, services or technologies that we acquire or with which we form a partnership or joint venture. Certain partnerships and joint ventures we enter into may prevent us from competing for certain merchants or in certain lines of business. We may spend time and money on projects that do not increase our revenue. To the extent we pay the purchase price of any acquisition in cash, it would reduce our cash reserves, and to the extent the purchase price is paid with our stock, it could be dilutive to our stockholders. To the extent we pay the purchase price with proceeds from the incurrence of debt, it could negatively affect our liquidity and restrict our operations. Our competitors may be willing or able to pay more than us for acquisitions, which may cause us to lose certain acquisitions that we would otherwise desire to complete. We cannot provide any assurance that any acquisition we make, or partnership or joint venture we enter into, will not have a material adverse effect on our business, financial condition and results of operations.

The costs and effects of pending and future litigation, investigations or similar matters, or adverse facts and developments related thereto, could harm our reputation and materially affect or impair our business, financial position and results of operations.

From time to time we are involved in various litigation matters and may be involved in governmental or regulatory investigations or similar matters arising out of our current or future business. Any claims asserted against us, regardless of merit or eventual outcome, could harm our reputation and have an adverse impact on our relationship with our merchants, Developers and Dealers and could lead to additional related claims. Certain claims may seek injunctive relief, which could disrupt the ordinary conduct of our business and operations and/or increase our cost of doing business. Our insurance or indemnities may not be available or cover all claims that may be asserted against us. Furthermore, there is no guarantee that we will be successful in defending ourselves in pending or future litigation or similar matters under various laws. Should the ultimate judgments or settlements in any pending litigation or future litigation or investigation significantly exceed our insurance coverage or indemnification levels under contracts with third parties, or in the event such insurance coverage or indemnification is not available, such judgments and settlements could have a material adverse effect on our business, financial condition and results of operations.

We may not be able to successfully manage our intellectual property and may be subject to infringement claims.

We rely on a combination of contractual rights, copyright, trademark, patent and trade secret laws to establish and protect our proprietary technology. Effective intellectual property protection is expensive to obtain, develop and maintain, both in terms of initial and ongoing registration or prosecution requirements and the expenses of defending our rights. We are seeking to protect our patentable technology in the United States, a time and cost-intensive process that may not be successful or which we may not pursue in every location. We have six pending patent applications in the United States. However, even if these patents are issued, they and our trademarks and other intellectual property rights may not provide us with a competitive advantage if others, including our competitors, may independently develop similar technology, duplicate our services or design around our intellectual property, and in such cases we could not assert our intellectual property rights against such parties. Third parties may also challenge, invalidate, circumvent, infringe, dilute or misappropriate our intellectual property. All of the foregoing could result in costly redesign efforts, discontinuance of certain service offerings or other competitive harm. Further, our contractual arrangements may not effectively prevent disclosure of our confidential information or provide an adequate remedy in the event of unauthorized disclosure of our confidential information. We may have to litigate to enforce or determine the scope and enforceability of our intellectual property rights, trade secrets and know-how, which is expensive, could cause a diversion of resources and may not prove successful. Also, because of the rapid pace of technological change in our industry, aspects of our business and our services rely on technologies developed or licensed by third parties, and we may not be able to obtain or continue to obtain licenses and technologies from these third parties on reasonable terms or at all. The loss of intellectual property protection or the inability to obtain third-party intellectual property could harm our business and ability to compete.

We may also be subject to costly litigation in the event our services and technology infringe upon or otherwise violate a third party’s proprietary rights. Third parties may have, or may eventually be issued, intellectual property rights that could be infringed by our services or technology, including pending patents in the United States, which are not immediately publicly disclosed. Any of these third parties could make a claim of infringement against us with respect to our services or technology. We have been, and may be in the future, subject to claims by third parties for breach of patent, copyright, trademark, license usage or other intellectual property rights. Any claim from third parties may result in a limitation on our ability to use the intellectual property subject to these claims. Additionally, in recent years, individuals and groups have been purchasing intellectual property assets for the sole purpose of making claims of infringement and attempting to extract settlements from companies like ours. Even if we believe that intellectual property related claims are without merit, defending against such claims is time consuming and expensive and could result in the diversion of the time and attention of our management and employees. Claims of intellectual property infringement also might require us to redesign affected services without the assurance of a suitable alternative, enter into costly settlement or license agreements, pay costly damage awards, or face a temporary or permanent injunction prohibiting us from marketing or selling our services. Even if we have an agreement for indemnification against such costs, the indemnifying party, if any in such circumstances, may be unable to uphold its contractual obligations. If we cannot or do not license the infringed technology on reasonable terms or substitute similar technology from another source, our revenue and earnings could be adversely impacted.

Finally, we use open source software in connection with our technology and services. Companies that incorporate open source software into their products have, from time to time, faced claims challenging the ownership of open source software. As a result, we could be subject to suits by parties claiming ownership of what we believe to be open source software. Some open source software licenses require users who distribute open source software as part of their software to publicly disclose all or part of the source code to such software and/or make available any derivative works of the open source code on unfavorable terms or at no cost. While we monitor the use of open source software in our technology and services and try to ensure that none is used in a manner that would require us to disclose the source code to the related technology or service, such use could inadvertently occur and any requirement to disclose our proprietary source code could be harmful to our business, financial condition and results of operations.

If we lose key personnel our business, financial condition and results of operations may be adversely affected, and proprietary information of the company could be shared with our competitors.

We are dependent upon the ability and experience of a number of our key personnel who have substantial experience with our operations, the rapidly changing payment processing industry and the markets in which we offer our services. Many of our key personnel have worked for us for a significant amount of time or were recruited by us specifically due to their experience. It is possible that the loss of the services of one or a combination of our senior executives or key managers could have a material adverse effect on our business, financial condition and results of operations. In addition, contractual obligations related to confidentiality and assignment of intellectual property rights may be ineffective or unenforceable and departing employees may share our proprietary information with competitors in ways that could adversely impact us.

In a dynamic industry like ours, the ability to attract, recruit, retain and develop qualified employees is critical to our success and growth.

Our business functions at the intersection of rapidly changing technological, social, economic and regulatory developments that require a wide ranging set of expertise and intellectual capital. Since 2010, we have hired significant numbers of new personnel and must continue to hire additional personnel to execute our strategic plans. In order for us to continue to successfully compete and grow, we must attract, recruit, develop and retain the necessary personnel who can provide the needed expertise across the entire spectrum of our intellectual capital needs. While we have a number of key personnel who have substantial experience with our operations, we must also develop our personnel to provide succession plans capable of maintaining continuity in the midst of the inevitable unpredictability of human capital. The market for qualified personnel is competitive, and we may not succeed in recruiting additional personnel or may fail to effectively replace current personnel who depart with qualified or effective successors. Our effort to retain and develop personnel may also result in significant additional expenses, which could adversely affect our profitability. We cannot assure that qualified employees will continue to be employed or that we will be able to attract and retain qualified personnel in the future. Failure to retain or attract key personnel could have a material adverse effect on our business, financial condition and results of operations.

We cannot assure that we will effectively manage our growth.

Our employee headcount and the scope and complexity of our business have increased significantly, with the number of full-time employees increasing from 423 as of December 31, 2010, to 652 as of September 30, 2013, and we expect headcount growth to continue for the foreseeable future. The growth and expansion of our business, products and services create significant challenges for our management, operational, and financial resources, including managing multiple relationships with Developers, Dealers, merchants, and other third parties. In the event of continued growth of our operations or in the number of our third-party relationships, our information technology, systems, processes or our internal controls and procedures may not be adequate to support our operations. To effectively manage our growth, we must continue to improve our operational, financial, and management processes and systems and to effectively expand, train and manage our employee base.

Our operating results are subject to seasonality and volatility, which could result in fluctuations in our quarterly net income.

We have experienced in the past, and expect to continue to experience, seasonal fluctuations in our revenues as a result of consumer spending patterns. Historically our revenues have been strongest in our third and fourth quarters and weakest in our first quarter. This is due to the increase in the number and amount of electronic payment transactions related to seasonal retail events. We also experience volatility in certain other metrics, such as merchant acquisition and attrition and transaction levels.

We may need to raise additional funds to finance our future capital needs, which may prevent us from growing our business.

We may need to raise additional funds to finance our future capital needs, including developing new services and technologies, and to fund ongoing operating expenses. We also may need additional financing earlier than we anticipate if we, among other things:

•	need to reduce pricing in response to competitive or regulatory pressures;

•	need to pay higher compensation levels to retain or attract Developers and Dealers;

•	incur higher than expected costs and expenses;

•	are required to pay significant settlements or fines; or

•	repurchase our Class A common stock.

If we raise additional funds through the sale of equity securities, these transactions may dilute the value of our outstanding Class A common stock. We may also decide to issue securities, including debt securities, that have rights, preferences and privileges senior to our Class A common stock. Any debt financing would increase our already high level of indebtedness and could negatively affect our liquidity and restrict our operations. We may be unable to raise additional funds on terms favorable to us or at all. If financing is not available or is not available on acceptable terms, we may be unable to fund our future needs. This may prevent us from increasing our market share, capitalizing on new business opportunities or remaining competitive in our industry.

Potential Developers, Dealers and merchants for our network may be reluctant to switch to a new vendor or partner, which may adversely affect our growth.

Many potential merchants and partners worry about potential disadvantages associated with switching payment processors, such as a loss of accustomed functionality, increased costs and business disruption. For our Developer and Dealer partners, switching to us from another vendor of core processing or related software and service, or integrating with us may constitute a significant undertaking. As a result, many Developers, Dealers and merchants often resist change. We seek to overcome this resistance through strategies such as making investments to enhance the functionality of our products and services and the ease of their use. However, there can be no assurance that our strategies for overcoming potential reluctance to change vendors or initiate a relationship with Mercury will be successful, and this resistance may adversely affect our growth.

Risks Related to Our Company and Our Organizational Structure

Our substantial indebtedness could adversely affect our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or our industry, expose us to interest rate risk to the extent of our variable rate debt and prevent us from meeting our debt obligations.

We have a high level of indebtedness. As of September 30, 2013, we had total indebtedness of $294.5 million. For the year ended December 31, 2012, total payments under our annual debt service obligations, including interest and principal, were $16.1 million. Our high degree of leverage could have significant negative consequences, including:

•	increasing our vulnerability to adverse economic, industry or competitive developments;

•	requiring a substantial portion of cash flow from operations to be dedicated to the payment of principal and interest on our indebtedness, therefore reducing our ability to use our cash flow to fund our operations, capital expenditures and future business opportunities;

•	exposing us to the risk of increased interest rates because certain of our borrowings, including and most significantly borrowings under the Credit Facilities, are at variable rates of interest;

•	making it more difficult for us to satisfy our obligations with respect to our indebtedness, and any failure to comply with the obligations of any of our debt instruments, including restrictive covenants and borrowing conditions, could result in an event of default under the agreements governing such indebtedness;

•	restricting us from making strategic acquisitions or causing us to make non-strategic divestitures;

•	making it more difficult for us to obtain payment network sponsorship and clearing services from financial institutions;

•	limiting our ability to obtain additional financing for working capital, capital expenditures, product development, debt service requirements, acquisitions and general corporate or other purposes; and

•	limiting our flexibility in planning for, or reacting to, changes in our business or market conditions and placing us at a competitive disadvantage compared to our competitors who are less highly leveraged and who, therefore, may be able to take advantage of opportunities that our leverage prevents us from exploiting.

The majority of our indebtedness consists of indebtedness under our senior secured term loan facility and senior secured revolving credit facility which mature in July 2017. We may not be able to refinance the Credit Facilities or any other existing indebtedness because of our high level of debt, debt incurrence restrictions under our debt agreements or because of adverse conditions in credit markets generally.

Despite our high indebtedness level, we still may incur significant additional amounts of debt, which could further exacerbate the risks associated with our substantial indebtedness.

We and our subsidiaries may incur substantial additional indebtedness in the future. Although the Credit Facilities contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of significant qualifications and exceptions, and under certain circumstances, the amount of indebtedness that could be incurred in compliance with these restrictions could be substantial. If new debt is added to our outstanding debt levels, the risks related to our indebtedness that we will face would increase.

The Credit Facilities impose significant operating and financial restrictions on us.

The Credit Facilities impose, and the terms of any future debt may impose, significant operating and financial restrictions on us. These restrictions, among other things, limit our ability and that of our subsidiaries to:

•	pay dividends or distributions, repurchase equity, prepay junior debt and make certain investments;

•	incur additional debt or issue certain disqualified stock and preferred stock;

•	sell or otherwise dispose of assets, including capital stock of subsidiaries;

•	incur liens on assets;

•	merge or consolidate with another company or sell all or substantially all assets;

•	enter into transactions with affiliates; and

•	enter into agreements that would restrict the ability of our subsidiaries to pay dividends or make other payments to us.

In addition, the Credit Facilities contain a financial covenant that requires us to maintain, as of the last day of any fiscal quarter, a ratio of Consolidated Net Debt to Consolidated EBITDA, each as defined in the Credit Facilities, at or below 5.00 to 1.00.

All of these covenants may adversely affect our ability to finance our operations, meet or otherwise address our capital needs, pursue business opportunities, react to market conditions or otherwise restrict activities or business plans. A breach of any of these covenants could result in a default in respect of the related indebtedness. If a default occurs, the relevant lenders could elect to declare the indebtedness, together with accrued interest and other fees, to be immediately due and payable and proceed against any collateral securing that indebtedness. If repayment of our indebtedness is accelerated as a result of such default, we cannot provide any assurance that we would have sufficient assets or access to credit to repay such indebtedness.

The obligations under the Credit Facilities are secured by substantially all of the assets of Mercury Payment Systems, LLC.

The obligations of Mercury Payment Systems, LLC under the Credit Facilities are secured by a security interest in substantially all of the present and future property and assets of Mercury Payment Systems, LLC. If a default occurs under the Credit Facilities, the lenders under the facilities may foreclose on their collateral security, including substantially all of the assets of Mercury Payment Systems, LLC. In any such event, it is possible that there would be no or limited assets remaining. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Senior Secured Credit Facilities.”

We are a holding company with no operations and rely on our operating subsidiaries to provide us with funds necessary to meet our financial obligations.

Mercury Payment Systems Holdings, Inc. is a holding company with no material direct operations. Our principal assets are the units we hold in Mercury Payment Systems, LLC, which owns our operating assets. As a result, we, and to a certain extent Mercury Payment Systems, LLC, are dependent on loans, dividends and other payments from our respective subsidiaries to generate the funds necessary to meet our financial obligations. Our subsidiaries, including Mercury Payment Systems, LLC, are legally distinct from us and may be prohibited or restricted from paying dividends or otherwise making funds available to us and Mercury Payment Systems, LLC under the terms of the Credit Facilities and any future indebtedness that we may incur. If we are unable to obtain funds from our subsidiaries, we may be unable to meet our financial obligations.

Our ability to pay taxes and expenses, including payments under the tax receivable agreements, may be limited by our structure.

Upon the consummation of this offering, we will have no material assets other than our ownership of Holdings Units of Mercury Payment Systems, LLC. As such, we will have no independent means of generating revenue. Mercury Payment Systems, LLC will be treated as a partnership for U.S. federal income tax purposes and, as such, will not be subject to U.S. federal income tax. Instead, taxable income will be allocated to holders of its Holdings Units, including us. Accordingly, we will incur income taxes on our proportionate share of any net taxable income of Mercury Payment Systems, LLC, and will also incur expenses related to our operations. Pursuant to the amended and restated limited liability company agreement of Mercury Payment Systems, LLC as it will be in effect at the time of this offering (the “New LLC Agreement”), Mercury Payment Systems, LLC will make cash distributions to the owners of Holdings Units for purposes of funding their tax obligations in respect of the income of Mercury Payment Systems, LLC that is allocated to them, to the extent other distributions from Mercury Payment Systems, LLC have been insufficient. In addition to tax expenses, we also will incur expenses related to our operations, including expenses under the tax receivable agreements, which we expect will be significant. We intend to cause Mercury Payment Systems, LLC to make distributions in an amount sufficient to allow us to pay our taxes and operating expenses, including any payments due under the tax receivable agreements. However, its ability to make such distributions will be subject to various limitations and restrictions as set forth in the preceding risk factor. If, as a consequence of these various limitations and restrictions, we do not have sufficient funds to pay tax or other liabilities or to fund our operations, we may have to borrow funds and thus our liquidity and financial condition could be materially adversely affected. To the extent that we are unable to make payments under the tax receivable agreements for any reason, such payments will be deferred and will accrue interest at a rate equal to one-year LIBOR plus      basis points until paid.

We will be required to pay certain of our existing owners for certain tax benefits we may claim, and we expect that the payments we will be required to make will be substantial.

Our purchase of Holdings Units in connection with this offering and future offerings and future exchanges of Holdings Units for shares of our Class A common stock are expected to produce favorable tax attributes for us, as is the SLP Corp Merger described under “Organizational Structure.” When we acquire Holdings Units from our existing owners through these purchases or exchanges, both the existing basis and the anticipated basis adjustments are likely to increase (for tax purposes) depreciation and amortization deductions allocable to us from Mercury Payment Systems, LLC and therefore reduce the amount of income tax we would otherwise be required to pay in the future. This increase in tax basis may also decrease gain (or increase loss) on future dispositions of certain capital assets to the extent the increased tax basis is allocated to those capital assets.

The payment obligations under the tax receivable agreements are obligations of Mercury Payment Systems Holdings, Inc., and we expect that the payments we will be required to make under the tax receivable agreements will be substantial. Assuming no material changes in the relevant tax law and that we earn sufficient taxable income to realize all tax benefits that are subject to the tax receivable agreements, we expect that the reduction in tax payments for us associated with (1) the SLP Corp Merger, (2) our purchase of Holdings Units from certain of our existing owners with the net proceeds of this offering and (3) future exchanges of Holdings Units as described above would aggregate to approximately $         over          years from the date of this offering based on an initial public offering price of $         per share of our Class A common stock, which is the midpoint of the price range set forth on the front cover of this prospectus, and assuming all future exchanges would occur one year after this offering. Under such scenario we would be required to pay the other parties to the tax receivable agreements at least 85% of such amount, or $        , over the         -year period from the date of this offering and would be required in certain circumstances described below to make a lump sum payment to certain holders based on 100% (rather than 85%) of the anticipated future tax benefits. The actual amounts may materially differ from these hypothetical amounts, as potential future reductions in tax payments for us, and tax receivable agreement payments by us, will be calculated using the market value of our Class A common stock at the time of purchase or exchange and the prevailing tax rates applicable to us over the life of the tax receivable agreements and will be dependent on us generating sufficient future taxable income to realize the benefit. See “Certain Relationships and Related Party Transactions—Tax Receivable Agreements.” Payments under the tax receivable agreements are not conditioned on our existing owners’ continued ownership of us after this offering.

The actual increase in tax basis, as well as the amount and timing of any payments under these agreements, will vary depending upon a number of factors, including the timing of purchases or exchanges by the holders of Holdings Units, the price of our Class A common stock at the time of the purchase or exchange, whether such exchanges are taxable, the amount and timing of the taxable income we generate in the future, the tax rate then applicable and the portion of our payments under the tax receivable agreements constituting imputed interest. Payments under the tax receivable agreements are expected to give rise to certain additional tax benefits attributable to either further increases in basis or in the form of deductions for imputed interest, depending on the tax receivable agreement and the circumstances. Any such benefits are covered by the tax receivable agreements and will increase the amounts due thereunder. In addition, the tax receivable agreements will provide for interest, at a rate equal to one-year LIBOR plus      basis points, accrued from the due date (without extensions) of the corresponding tax return to the date of payment specified by the tax receivable agreements.

Payments under the tax receivable agreements will be based on the tax reporting positions that we determine. Although we are not aware of any issue that would cause the Internal Revenue Service to challenge a tax basis increase or other tax attributes subject to the tax receivable agreements, we will not be reimbursed for any payments previously made under the tax receivable agreements if such basis increases or other benefits are subsequently disallowed. As a result, in certain circumstances, payments could be made under the tax receivable agreements in excess of the benefits that we actually realize in respect of the attributes to which the tax receivable agreements relate.

In certain cases, payments under the tax receivable agreements to our existing owners may be accelerated and/or significantly exceed the actual benefits we realize in respect of the tax attributes subject to the tax receivable agreements.

The tax receivable agreements provide that (1) upon certain mergers, asset sales, other forms of business combinations or other changes of control, (2) in the event that we materially breach any of our material obligations under the agreements, whether as a result of failure to make any payment within                      months of when due (provided we have sufficient funds to make such payment), failure to honor any other material obligation required thereunder or by operation of law as a result of the rejection of the agreements in a bankruptcy or otherwise, (3) if, at any time, we elect an early termination of the agreements or (4) starting in 2020, the sole stockholder of SLP Corp or the other affiliates of Silver Lake elect to accelerate our obligations under their tax receivable agreements, our (or our successor’s) obligations under the agreements (with respect to all Holdings Units, whether or not Holdings Units have been exchanged or acquired before or after such transaction) would be based on certain assumptions. In the case of a material breach, if we elect early termination or if the sole stockholder of SLP Corp or the other affiliates of Silver Lake elect to accelerate our obligations under their tax receivable agreements, those assumptions include that we would have sufficient taxable income to fully utilize the deductions arising from the increased tax deductions and tax basis and other benefits related to entering into the tax receivable agreements. In the case of a change of control, the assumptions include that in each taxable year ending on or after the closing date of the change of control, our taxable income (prior to the application of the tax deductions and tax basis and other benefits related to entering into the tax receivable agreements) will equal the greater of (1) the actual taxable income (prior to the application of the tax deductions and tax basis and other benefits related to entering into the tax receivable agreements) for the taxable year and (2) the highest taxable income (calculated without taking into account extraordinary items of income or deduction and prior to the application of the tax deductions and tax basis and other benefits related to entering into the tax receivable agreements) in any of the four fiscal quarters ended prior to the closing date of the change of control, annualized and increased by     % for each taxable year beginning with the second taxable year following the closing date of the change of control. In the event we materially breach a material obligation under the agreements, we elect to terminate the agreements early or the sole stockholder of SLP Corp or the other affiliates of Silver Lake elect to accelerate our obligations under their tax receivable agreements, our obligations under the agreements will accelerate. As a result, (1) we could be required to make payments under the tax receivable agreements that are greater than or less than the specified percentage of the actual benefits we realize in respect of the tax attributes subject to the agreements and (2) if we materially breach a material obligation under the agreements, if we elect to terminate the agreements early or if the sole stockholder of SLP Corp or the other affiliates of Silver

Lake elect to accelerate our obligations under their tax receivable agreements, we would be required to make an immediate payment equal to the present value of the anticipated future tax benefits, which payment may be made significantly in advance of the actual realization of such future benefits. Furthermore, in the event the sole stockholder of SLP Corp or the other affiliates of Silver Lake elect to accelerate our obligations under their tax receivable agreements, the lump sum payment would be based on 100% (rather than 85%) of the anticipated future tax benefits. In these situations, our obligations under the tax receivable agreements could have a substantial negative impact on our liquidity and could have the effect of delaying, deferring or preventing certain mergers, asset sales, other forms of business combinations or other changes of control. There can be no assurance that we will be able to finance our obligations under the tax receivable agreements. If we were to elect to terminate the tax receivable agreements immediately after this offering, based on the initial public offering price of $         per share of our Class A common stock and a discount rate equal to one-year LIBOR plus      basis points, we estimate that we would be required to pay $         in the aggregate under the tax receivable agreements. See “Certain Relationships and Related Party Transactions—Tax Receivable Agreements.”

We are controlled by affiliates of Silver Lake, whose interests may be different than the interests of other holders of our securities.

Upon the completion of this offering, affiliates of Silver Lake will control approximately     % of the voting power of our outstanding common stock (or approximately     % if the underwriters exercise in full their option to purchase additional shares) and will have the ability to designate a majority of the members of our board of directors. Affiliates of Silver Lake are able to exercise significant control over actions to be taken by us, including future issuances of our common stock or other securities, the payment of dividends, if any, on our common stock, amendments to our organizational documents and the approval of significant corporate transactions, including mergers, sales of substantially all of our assets, distributions of our assets, the incurrence of indebtedness and any incurrence of liens on our assets. The interests of Silver Lake and its affiliates may be materially different than the interests of our other stakeholders. In addition, affiliates of Silver Lake may have an interest in pursuing acquisitions, divestitures and other transactions that, in their judgment, could enhance their investment, even though such transactions might involve risks to you. For example, affiliates of Silver Lake may cause us to take actions or pursue strategies that could impact our ability to make payments under the Credit Facilities or that cause a change of control. In addition, to the extent permitted by the Credit Facilities, affiliates of Silver Lake may cause us to pay dividends rather than make capital expenditures or repay debt.

Silver Lake and its affiliates are in the business of making investments in companies and may from time to time acquire and hold interests in businesses that compete directly or indirectly with us. Our amended and restated certificate of incorporation will provide that Silver Lake, directors affiliated with or otherwise designated for nomination by Silver Lake (the “Silver Lake directors”) and their respective affiliates will have no duty to refrain from engaging in any transaction or matter that may be an investment or business opportunity or offer a prospective economic or competitive advantage in which we or any of our subsidiaries could have an interest or expectancy (a “Competitive Opportunity”) or otherwise competing with us or our affiliates. In addition, to the fullest extent permitted by law, in the event that Silver Lake or any Silver Lake Director acquires knowledge of a potential Competitive Opportunity or other business opportunity that may be a corporate opportunity for itself or himself or its or his affiliates or for us or our affiliates, such person will have no duty to communicate or present such Competitive Opportunity or business opportunity to us or any of our affiliates, and they may take any such opportunity for themselves or offer it to another person or entity.

Affiliates of Silver Lake also may pursue acquisition opportunities that may be complementary to our business, and, as a result, those acquisition opportunities may not be available to us. So long as affiliates of Silver Lake continue to own a significant amount of our combined voting power, even if such amount is less than 50%, they will continue to be able to strongly influence or effectively control our decisions. In addition, affiliates of Silver Lake will be able to strongly influence or effectively control the outcome of all matters requiring stockholder approval and will be able to cause or prevent a change of control of our company or a change in the composition of our board of directors and could preclude any unsolicited acquisition of our company. The concentration of ownership could deprive you of an opportunity to receive a premium for your shares of Class A common stock as part of a sale of our company and ultimately might affect the market price of our Class A common stock. See “Description of Capital Stock—Anti-Takeover Effects of Our Amended and Restated Certificate of Incorporation, Amended and Restated Bylaws and Certain Provisions of Delaware Law.”

We will be a “controlled company” within the meaning of the applicable stock exchange rules and the rules of the SEC. As a result, we will qualify for, and intend to rely on, exemptions from certain corporate governance requirements that provide protection to stockholders of other companies.

After completion of this offering, affiliates of Silver Lake will continue to control a majority of the voting power of our outstanding common stock. As a result, we will be a “controlled company” within the meaning of the corporate governance standards of the Nasdaq. Under these rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including:

•	the requirement that a majority of our board of directors consist of “independent directors” as defined under the rules of the Nasdaq;

•	the requirement that the compensation of our executive officers be determined, or recommended to the board of directors for determination, by independent directors constituting a majority of the independent directors of the board in a vote in which only independent directors participate or by a compensation committee comprised solely of independent directors; and

•	the requirement that director nominees be selected, or recommended to the board of directors for selection, by independent directors constituting a majority of the independent directors of the board in a vote in which only independent directors participate or by a nomination committee comprised solely of independent directors.

Following this offering, we intend to utilize these exemptions. As a result, we may not have a majority of independent directors and our nominating and corporate governance committee, if any, and compensation committee may not consist entirely of independent directors. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the Nasdaq.

Some provisions of Delaware law and our amended and restated certificate of incorporation and amended and restated bylaws may deter third parties from acquiring us and diminish the value of our Class A common stock.

Our amended and restated certificate of incorporation and amended and restated bylaws provide for, among other things:

•	a classified board of directors with staggered three-year terms;

•	the ability of our board of directors to issue one or more series of preferred stock with voting or other rights or preferences that could have the effect of impeding the success of an attempt to acquire us or otherwise effect a change of control;

•	advance notice for nominations of directors by stockholders and for stockholders to include matters to be considered at stockholder meetings;

•	certain limitations on convening special stockholder meetings; and

•	that certain provisions of our amended and restated articles of incorporation and amended and restated bylaws may be amended only by the affirmative vote of the holders of at least 75% in voting power of all outstanding shares of our stock entitled to vote thereon, voting together as a single class, if Silver Lake and its affiliates beneficially own, in the aggregate, less than 40% in voting power of our stock entitled to vote generally in the election of directors.

These provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage, delay or prevent a transaction involving a change in control of our company that is in the best interest of our minority stockholders. Even in the absence of a takeover attempt, the existence of these provisions may adversely affect the prevailing market price of our Class A common stock if they are viewed as discouraging future takeover attempts. These provisions could also make it more difficult for stockholders to nominate directors for election to our board of directors and take other corporate actions.

Risks Related to this Offering

Future sales of our Class A common stock or securities convertible into or exchangeable for Class A common stock could depress the market price of our Class A common stock.

Sales of substantial amounts of our Class A common stock in the public market, or the perception that such sales could occur, could adversely affect the market price of our Class A common stock. Our directors, executive officers, and existing investors will be subject to the lock-up agreements described in “Underwriting” and are subject to the Rule 144 holding period requirements described in “Shares Eligible for Future Sale—Lock-up Agreements and Registration Rights.” As of                     , 2014, after giving effect to the reorganization transactions and this offering, we would have had              shares of Class A common stock outstanding (or              shares if the underwriters exercise in full their option to purchase additional shares). After this offering and the lock-up agreements have expired, and subject to vesting requirements and the requirements of Rule 144 of the Securities Act, approximately              additional shares will be eligible for sale in the public market (or              shares if the underwriters exercise in full their option to purchase additional shares), including any shares of Class A common stock that our existing investors obtain through the future exercise of their right to exchange units of Mercury Payment Systems, LLC for shares of our Class A common stock. We have entered into a registration rights agreement with our existing owners that will require us to register under the Securities Act these shares of Class A common stock under certain circumstances. See “Certain Relationships and Related Party Transactions—Registration Rights Agreement.” We have also registered              shares of our Class A common stock that we have issued or have reserved for issuance under our 2014 Stock Plan. These shares may be sold in the public market upon issuance and once vested, subject to the 180-day lock-up period for awards held by our directors and executive officers and other restrictions provided under the terms of the 2014 Stock Plan and applicable award agreement.

The underwriters may, in their sole discretion and without notice, release all or any portion of the shares subject to lock-up agreements prior to expiration of the lock-up period. If such a release were to occur, sales of a substantial number of shares of our Class A common stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to or could sell shares, could reduce the market price of our Class A common stock. Any decline in the price of shares of our Class A common stock could impede our ability to raise capital through the issuance of additional shares of our Class A common stock or other equity securities.

There may not be an active, liquid trading market for our Class A common stock, or securities or industry analysts may not publish research reports or may publish research reports containing negative information about our business.

Prior to this offering, there has been no public market for shares of our Class A common stock. We cannot predict the extent to which investor interest in our company will lead to the development of a trading market on the Nasdaq or how liquid that market may become. If an active trading market does not develop, you may have difficulty selling any of our Class A common stock that you purchase due to the limited public float. The initial public offering price of shares of our Class A common stock will be determined by negotiation between us and the underwriters and may not be indicative of market prices of our Class A common stock that will prevail following the completion of this offering. The trading market for our Class A common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline. The market price of shares of our Class A common stock may decline below the initial public offering price, and you may not be able to resell your shares of our Class A common stock at or above the initial offering price.

As a public company, we will become subject to additional financial and other reporting and corporate governance requirements that may be difficult and costly for us to satisfy.

We have historically operated our business as a private company. After this offering, we will be required to file with the SEC annual and quarterly information and other reports that are specified in Section 13 of the Exchange Act. We will also be required to ensure that we have the ability to prepare financial statements that are fully compliant with all SEC reporting requirements on a timely basis. We will also become subject to other reporting and corporate governance requirements, including the requirements of the Nasdaq, and certain provisions of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) and the regulations promulgated thereunder, which will impose significant compliance obligations upon us. As a public company, we will, among other things:

•	prepare and distribute periodic public reports and other stockholder communications in compliance with our obligations under the federal securities laws and applicable Nasdaq rules;

•	create or expand the roles and duties of our board of directors and committees of the board;

•	institute more comprehensive financial reporting and disclosure compliance functions;

•	supplement our internal accounting, auditing and reporting function, including hiring additional staff with expertise in accounting and financial reporting for a public company;

•	enhance and formalize closing procedures at the end of our accounting periods;

•	enhance our internal audit and tax functions;

•	enhance our investor relations function;

•	establish new internal policies, including those relating to disclosure controls and procedures; and

•	involve and retain to a greater degree outside counsel and accountants in the activities listed above.

These changes will require a significant commitment of additional resources and many of our competitors already comply with these obligations. We may not be successful in implementing these requirements and the significant commitment of resources required for implementing them could adversely affect our business, financial condition and results of operations. In addition, if we fail to implement the requirements with respect to our internal accounting and audit functions, our ability to report our results of operations on a timely and accurate basis could be impaired and we could suffer adverse regulatory consequences or violate the Nasdaq rules. There could also be a negative reaction in the financial markets due to a loss of investor confidence in us and the reliability of our financial statements.

The changes necessitated by becoming a public company require a significant commitment of resources and management oversight that has increased and may continue to increase our costs and might place a strain on our systems and resources. As a result, our management’s attention might be diverted from other business concerns. If we fail to maintain an effective internal control environment or to comply with the numerous legal and regulatory requirements imposed on public companies, we could make material errors in, and be required to restate, our financial statements. Any such restatement could result in a loss of public confidence in the reliability of our financial statements and sanctions imposed on us by the SEC.

We may be unsuccessful in implementing required internal controls over financial reporting.

We are not currently required to comply with the SEC’s rules implementing Section 404 of the Sarbanes-Oxley Act and are therefore not required to make a formal assessment of the effectiveness of our internal controls over financial reporting for that purpose. Upon becoming a public company, we will be required to disclose changes made in our internal controls and procedures on a quarterly basis. However, our independent registered public accounting firm will not be required to formally attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 so long as we remain an “emerging growth company” under Section 3(a)(80) of the Exchange Act. We cannot assure you that our process of improving our internal control procedures to satisfy the requirements of Section 404 will be complete at the time of this offering. If we are not able to implement the requirements of Section 404 in a timely manner or with adequate compliance, our independent registered public accounting firm may not be able to attest to the effectiveness of our internal control over financial reporting once it is required to do so.

We cannot provide any assurance that significant deficiencies or material weaknesses in our internal controls over financial reporting will not be identified in the future. If we fail to remediate any significant deficiencies or material weaknesses that may be identified in the future, or encounter problems or delays in the implementation of internal controls over financial reporting, we may be unable to conclude that our internal controls over financial reporting are effective. We are currently implementing an internal audit function, and any failure to correctly do so could lead to significant deficiencies or material weaknesses in our financial reporting. Any failure to develop or maintain effective controls or any difficulties encountered in our implementation of our internal controls over financial reporting could result in material misstatements that are not prevented or detected on a timely basis, which could potentially subject us to sanctions or investigations by the SEC or other regulatory authorities. Ineffective internal controls could cause investors to lose confidence in us and the reliability of our financial statements and cause a decline in the price of our common stock.

In addition, we will incur additional costs associated with improving our internal controls over financial reporting and complying with Section 404, including increased auditing and legal fees and costs related to hiring additional accounting and administrative staff.

The price of our Class A common stock may be volatile.

Securities markets worldwide have experienced, and are likely to continue to experience, significant price and volume fluctuations. This market volatility, as well as general economic, market or political conditions could reduce the market price of our Class A common stock regardless of our results of operations. The trading price of our Class A common stock is likely to be highly volatile and could be subject to wide price fluctuations in response to various factors, including, among other things, the risk factors described in this prospectus, and other factors beyond our control. Factors affecting the trading price of our Class A common stock will include:

•	market conditions in the broader stock market;

•	actual or anticipated variations in our quarterly financial and operating results;

•	variations in operating results of similar companies;

•	introduction of new services by us or our competitors;

•	issuance of new, negative or changed securities analysts’ reports or recommendations or estimates;

•	investor perceptions of us and the industries in which we or our merchants operate;

•	sales, or anticipated sales, of our stock, including sales by existing stockholders;

•	additions or departures of key personnel;

•	regulatory or political developments;

•	stock-based compensation expense under applicable accounting standards;

•	litigation and governmental investigations; and

•	changing economic conditions.

These and other factors may cause the market price and demand for shares of our Class A common stock to fluctuate substantially, which may limit or prevent investors from readily selling their shares of Class A common stock and may otherwise negatively affect the liquidity of our common stock. In addition, in the past, when the market price of a stock has been volatile, holders of that stock have sometimes instituted securities class action litigation against the company that issued the stock. Securities litigation against us, regardless of the merits or outcome, could result in substantial costs and divert the time and attention of our management from our business, which could significantly harm our business, profitability and reputation.

We currently do not intend to pay dividends on our Class A common stock and, as a result, your only opportunity to achieve a return on your investment is if the price of our Class A common stock appreciates.

We currently do not expect to declare or pay dividends on our Class A common stock in the foreseeable future. Instead, we anticipate that all of our earnings in the foreseeable future will be used to provide working capital, support our operations and finance the growth and development of our business. Any determination to declare or pay dividends in the future will be at the discretion of our board of directors, subject to applicable laws and dependent upon a number of factors, including our earnings, capital requirements and overall financial conditions. In addition, our ability to pay dividends on our Class A common stock is currently limited by the covenants of the Credit Facilities and may be further restricted by the terms of any future debt or preferred securities. Furthermore, we are a holding company that does not conduct any business operations of our own. As a result, our ability to pay dividends on our Class A common stock, if any, is dependent upon cash dividends and distributions and other transfers from Mercury Payment Systems, LLC, which is limited in its ability to pay dividends and distributions to Mercury Payment Systems Holdings, Inc. by its distribution obligations to its other owners. Accordingly, your only opportunity to achieve a return on your investment in our company may be if the market price of our Class A common stock appreciates and you sell your shares at a profit. The market price for our Class A common stock may never exceed, and may fall below, the price that you pay for such Class A common stock.

We are an emerging growth company and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our common stock less attractive to investors.

We are an emerging growth company, and, for as long as we continue to be an emerging growth company, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to “emerging growth companies,” including, but not limited to, not being required to have our independent registered public accounting firm audit our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We could be an emerging growth company for up to five years following the completion of this offering. We will cease to be an emerging growth company upon the earliest of (1) the end of the fiscal year following the fifth anniversary of this offering, (2) the first fiscal year after our annual gross revenue are $1.0 billion or more, (3) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt securities and (4) the end of any fiscal year in which the market value of our common stock held by non-affiliates exceeded $700 million as of the end of the second quarter of that fiscal year. We cannot predict if investors will find our common stock less attractive if we choose to rely on these exemptions. If some investors find our common stock less attractive as a result of any choices to reduce future disclosure, there may be a less active trading market for our common stock and the price of our common stock may be more volatile.

Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this accommodation allowing for delayed adoption of new or revised accounting standards, and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements, which reflect our current views with respect to, among other things, our operations and financial performance. In some cases, you can identify forward-looking statements by words such as “anticipate,” “approximately,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “outlook,” “plan,” “potential,” “predict,” “seek,” “should,” “will” and “would” or the negative version of these words or other comparable or similar words. These statements identify prospective information. Important factors could cause actual results to differ, possibly materially, from those indicated in these statements. Forward-looking statements are based on our beliefs, assumptions and expectations of our future performance, taking into account all information currently available to us. Such forward-looking statements are subject to risks and uncertainties and assumptions relating to our operations, financial results, financial condition, business prospects, growth strategy and liquidity. The factors listed below and in the section captioned “Risk Factors,” as well as any other cautionary language in this prospectus, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Before you invest in our Class A common stock, you should be aware that the occurrence of the events described in these risk factors and elsewhere in this prospectus could have an adverse effect on our business, results of operations and financial position.

Some of the key factors that could cause actual results to differ from our expectation include:

•	competition with larger firms that have greater financial resources;

•	dependence on non-exclusive Developers and Dealers to market our services;

•	liability resulting from unauthorized disclosure or impermissible use of data;

•	our need to keep pace with rapid developments in our industry and provide new products and services;

•	consolidation or restructuring of the IPOS software industry;

•	technical, operational and regulatory risks due to our new in-house processing initiative and with respect to our third-party providers’ systems and our other information technology systems;

•	reliance on third parties for significant services;

•	exposure to economic conditions affecting consumer and commercial spending;

•	degradation of the quality of our products, services and support;

•	our ability to increase our market share, expand into new markets and compete with new entrants;

•	compliance with and changes to government regulations and payment network rules and standards;

•	our ability to successfully manage our intellectual property;

•	our substantial level of indebtedness and increases in our indebtedness and operating and financial restrictions imposed by our senior secured credit facilities; and

•	the other factors set forth under “Risk Factors.”

Forward-looking statements speak only as of the date the statements are made. Except as required by law, we do not undertake any obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise.

MARKET, INDUSTRY AND OTHER DATA

This prospectus contains statistical data that we obtained from industry publications and reports. These publications generally indicate that they have obtained their information from sources believed to be reliable. This prospectus also contains statistical data that we generated based on information that we have collected in connection with the operation of our business and performance of our services.

ORGANIZATIONAL STRUCTURE

Organizational Structure Following this Offering

The diagram below depicts our organizational structure immediately following this offering assuming no exercise by the underwriters of their option to purchase additional shares of Class A common stock. As used in this prospectus, “Existing Owners” refers to the owners of Mercury Payment Systems, LLC, collectively, prior to the reorganization transactions, and “Continuing LLC Owners” refers to those Existing Owners who will retain their equity ownership in Mercury Payment Systems, LLC in the form of Holdings Units after the reorganization transactions.

Immediately following this offering, Mercury Payment Systems Holdings, Inc. (the “Corporation”) will be a holding company, and its sole material asset will be a controlling equity interest in Mercury Payment Systems, LLC. As the sole managing member of Mercury Payment Systems, LLC, the Corporation will operate and control all of the business and affairs of Mercury Payment Systems, LLC and, through Mercury Payment Systems, LLC and its subsidiaries, conduct our business. The Corporation will consolidate Mercury Payment Systems, LLC in its consolidated financial statements and will report a noncontrolling interest related to the Holdings Units, as defined below, held by certain of our Existing Owners on its consolidated financial statements.

Our post-offering organizational structure will allow the Continuing LLC Owners to retain their equity ownership in Mercury Payment Systems, LLC, an entity that is classified as a partnership for U.S. federal income tax purposes, in the form of Holdings Units. Investors participating in this offering will, by contrast, hold equity in the Corporation, a Delaware corporation that is a domestic corporation for U.S. federal income tax purposes, in the form of shares of our Class A common stock. We believe that the Continuing LLC Owners generally find it advantageous to hold their equity interests in an entity that is not taxable as a corporation for U.S. federal income tax purposes. The Continuing LLC Owners and the Corporation will incur U.S. federal, state and local income taxes on their proportionate share of any taxable income of Mercury Payment Systems, LLC (as calculated pursuant to the New LLC Agreement). We do not believe that our organizational structure gives rise to any significant benefit or detriment to our business or operations.

As described below, the Continuing LLC Owners that held voting units before the reorganization transactions will also hold shares of Class B common stock of the Corporation. Although these shares have no economic rights, they will allow such owners to exercise voting power at the Corporation level, the managing member of Mercury Payment Systems, LLC, and at a level that is consistent with their overall equity ownership of our business. Under our amended and restated certificate of incorporation, each holder of Class B common stock shall be entitled, without regard to the number of shares of Class B common stock held by such holder, to one vote for each Holdings Unit held by such holder. Accordingly, the voting power afforded to the Continuing LLC Owners by their shares of Class B common stock is automatically and correspondingly reduced as they sell Holdings Units to the Corporation for cash as part of the offering transactions described below or as they subsequently exchange Holdings Units for shares of Class A common stock pursuant to the exchange agreement described below.

Incorporation of the Corporation

The Corporation was incorporated as a Delaware corporation on December 3, 2013. The Corporation has not engaged in any business or other activities except in connection with its incorporation. The Corporation’s amended and restated certificate of incorporation authorizes two classes of common stock, Class A common stock and Class B common stock, each having the terms described in “Description of Capital Stock.”

Following this offering, each of the Continuing LLC Owners that held voting units prior to the reorganization transactions will hold one or more shares of the Corporation’s Class B common stock, each of which provides its owner with no economic rights but entitles the holder, without regard to the number of shares of Class B common stock held by such holder, to one vote on matters presented to the Corporation’s stockholders for each Holdings Unit held by such holder, as described in “Description of Capital Stock—Capital Stock—Common Stock—Class B Common Stock.” Holders of Class A common stock and Class B common stock vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law.

The Reorganization Transactions

We refer to the Reclassification, the Silver Lake reorganization transactions and entry into the Exchange Agreement, all described below, as the “reorganization transactions.”

Reclassification

Prior to the completion of this offering, the equity interests of Mercury Payment Systems, LLC consisted of three different classes of limited liability company units (Class A, Class B and Class C), which had pro rata distribution rights but different voting and governance rights. Prior to the completion of this offering, the limited liability company agreement of Mercury Payment Systems, LLC will be amended and restated to, among other things, modify its capital structure to create a single new class of units that we refer to as “Holdings Units.” We refer to such transaction as the “Reclassification.”

There is no current legal obligation to effect the Reclassification, which we anticipate will be effected following the time that the registration statement of which this prospectus forms a part becomes effective and prior to the completion of this offering. We believe that creating a single class of units that will be held by all of the owners of Mercury Payment Systems, LLC, including the Corporation, will make our ownership structure simpler and also more transparent to investors. Immediately following the Reclassification, but before the offering transactions described below, there will be              Holdings Units issued and outstanding.

Pursuant to the amended and restated limited liability company agreement of Mercury Payment Systems, LLC as it will be in effect at the time of this offering (the “New LLC Agreement”), the Corporation will be the sole managing member of Mercury Payment Systems, LLC. Accordingly, the Corporation will have the right to determine when distributions will be made to the members of Mercury Payment Systems, LLC and the amount of any such distributions (in each case, other than with respect to the tax distributions described below). If the Corporation authorizes a distribution, such distribution will be made to the members of Mercury Payment Systems, LLC pro rata in accordance with the percentages of their respective limited liability company interests.

The holders of limited liability company interests in Mercury Payment Systems, LLC, including the Corporation, will incur U.S. federal, state and local income taxes on their proportionate share of any taxable income of Mercury Payment Systems, LLC (as calculated pursuant to the New LLC Agreement). Net profits and net losses of Mercury Payment Systems, LLC will generally be allocated to its members (including the Corporation) pursuant to the New LLC Agreement pro rata in accordance with the percentages of their respective limited liability company interests. The New LLC Agreement provides for cash distributions to the holders of limited liability company interests in Mercury Payment Systems, LLC for purposes of funding their tax obligations in respect of the income of Mercury Payment Systems, LLC that is allocated to them, to the extent other distributions from Mercury Payment Systems, LLC have been insufficient. Generally, these tax distributions will be computed based on the taxable income of Mercury Payment Systems, LLC allocable to the holders of limited liability company interests multiplied by an assumed tax rate equal to the highest marginal combined U.S. federal, state and local income tax rate prescribed for an individual or corporate resident in New York, New York, whichever is higher.

See “Certain Relationships and Related Party Transactions—Mercury Payment Systems, LLC Amended and Restated Limited Liability Company Agreement.”

Silver Lake Reorganization Transactions

Prior to the completion of this offering, SL Quicksilver LLC (“SL Quicksilver”), an affiliate of Silver Lake Group, L.L.C. (“Silver Lake”) and the sole holder of the Class A units of Mercury Payment Systems, LLC (“Class A units”), will liquidate and distribute its Class A units to its members, which are Silver Lake Partners (DE) III, L.P., SLP III Quicksilver Feeder II, L.P. (“SLQF II”) and Silver Lake Technology Investors III, L.P. SLQF II will then liquidate and distribute its Class A units to its partners, SLP III Quicksilver Feeder Corp. (“SLP Corp”) and Silver Lake Technology Associates III, L.P., pro rata in accordance with their relative membership interests in SLQF II. SLP Corp will then merge with a newly formed subsidiary of the Corporation, and the surviving entity will then merge with and into the Corporation, with the Corporation surviving such merger (collectively, the “SLP Corp Merger”). In the SLP Corp Merger, SLP III Quicksilver Feeder I, L.P., the sole stockholder of SLP Corp, will receive a number of shares of the Corporation’s Class A common stock that is equal to the number of Class A units received by SLP Corp in the distribution described above.

Exchange Agreement

We and the Continuing LLC Owners will enter into an exchange agreement at the time of this offering under which they (or certain permitted transferees thereof) will have the right, subject to the terms of the exchange agreement, to exchange their Holdings Units for shares of our Class A common stock on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends, reclassifications and other similar transactions. The exchange agreement will provide, however, that such exchanges must be for a minimum of the lesser of 1,000 Holdings Units or all of the vested Holdings Units held by such owner. The exchange agreement will also provide that a Continuing LLC Owner will not have the right to exchange Holdings Units if we determine that such exchange would be prohibited by law or regulation or would violate other agreements with us to which the Existing Owner may be subject. We may impose additional restrictions on exchange that we determine to be necessary or advisable so that Mercury Payment Systems, LLC is not treated as a “publicly traded partnership” for U.S. federal income tax purposes. As a holder exchanges Holdings Units for shares of Class A common stock, the number of Holdings Units held by the Corporation is correspondingly increased as it acquires the exchanged Holdings Units. See “Certain Relationships and Related Party Transactions—Exchange Agreement.”

As noted above, the Continuing LLC Owners that held voting units before the reorganization transactions will also hold shares of our Class B common stock. Although these shares have no economic rights, they will allow such Continuing LLC Owners to exercise voting power at the Corporation, the managing member of Mercury Payment Systems, LLC, at a level that is consistent with their overall equity ownership of our business. Under the Corporation’s amended and restated certificate of incorporation, each holder of Class B common stock shall be entitled, without regard to the number of shares of Class B common stock held by such holder, to one vote for each Holdings Unit held by such holder. Accordingly, the voting power afforded to the Continuing LLC Owners by their shares of Class B common stock is automatically and correspondingly reduced as they sell Holdings Units to the Corporation for cash as part of the offering transactions or subsequently exchange Holdings Units for shares of the Corporation’s Class A common stock pursuant to the exchange agreement.

Offering Transactions

At the time of the consummation of this offering, the Corporation intends to consummate the purchase, for cash, of outstanding Holdings Units and shares of Class A common stock from our Existing Owners in each case at a purchase price per unit equal to the initial public offering price per share of Class A common stock in this offering net of underwriting discounts and commissions. While the Corporation does not have any agreements with our Existing Owners to purchase such securities, our Existing Owners have advised us that they intend to sell such securities to the Corporation as described in this prospectus. Assuming that the shares of Class A common stock to be sold in this offering are sold at $         per share, which is the midpoint of the range on the front cover of this prospectus, at the time of this offering, the Corporation will purchase from our Existing Owners              Holdings Units and shares of Class A common stock for an aggregate of $         million (or              Holdings Units for an aggregate of $         million if the underwriters exercise in full their option to purchase additional shares of Class A common stock). Mercury Payment Systems, LLC will bear or reimburse the Corporation for all of the expenses of this offering. Accordingly, following this offering the Corporation will hold a number of Holdings Units that is equal to the number of shares of Class A common stock that it has issued, a relationship that we believe fosters transparency because it results in a single share of Class A common stock representing (albeit indirectly) the same percentage equity interest in Mercury Payment Systems, LLC as a single Holdings Unit.

As described above, we intend to use the net proceeds from this offering to purchase Holdings Units from our Existing Owners. See “Principal Stockholders” for information regarding the proceeds from this offering that will be paid to certain of our directors and executive officers. In addition, the unitholders of Mercury Payment Systems, LLC (other than the Corporation) may (subject to the terms of the exchange agreement) exchange their Holdings Units for shares of Class A common stock of the Corporation on a one-for-one basis. The purchase of Holdings Units and subsequent exchanges are expected to result in increases in the tax basis of the assets of Mercury Payment Systems, LLC that otherwise would not have been available. These increases in tax basis may reduce the amount of tax that the Corporation would otherwise be required to pay in the future. These increases in tax basis may also decrease gains (or increase losses) on future dispositions of certain capital assets to the extent tax basis is allocated to those capital assets. In addition, the SLP Corp Merger will result in favorable tax attributes to the Corporation.

We will enter into a tax receivable agreement with the Continuing LLC Owners that will provide for the payment by the Corporation of 85% (and in certain cases 100%) of the amount of the cash savings, if any, that the Corporation is deemed to realize as a result of these increases in tax basis and certain other tax benefits related to our entering into the tax receivable agreement, including tax benefits attributable to payments under the tax receivable agreement. We will also enter into a tax receivable agreement with the sole stockholder of SLP Corp that will provide for the payment by the Corporation to the sole stockholder of 85% (and in certain cases 100%) of the amount of the cash savings, if any, that the Corporation is deemed to realize as a result of the tax attributes of the units we acquire in the SLP Corp Merger, any net operating losses available as a result of the SLP Corp Merger and certain other tax benefits related to entering into this tax receivable agreement. These payment obligations are obligations of the Corporation and not of Mercury Payment Systems, LLC. See “Certain Relationships and Related Party Transactions—Tax Receivable Agreements.”

We may accumulate cash balances in future years resulting from distributions from Mercury Payment Systems, LLC exceeding our tax or other liabilities. To the extent we do not use such cash balances to pay a dividend on or repurchase shares of Class A common stock and instead decide to hold or recontribute such cash balances to Mercury Payment Systems, LLC for use in its operations, Continuing LLC Owners who exchange Holdings Units for shares of Class A common stock in the future could also benefit from any value attributable to such accumulated cash balances. See “Certain Relationships and Related Party Transactions—Exchange Agreement.”

We refer to the foregoing transactions as the “offering transactions.” As a result of the offering transactions:

•	the investors in this offering will collectively own shares of our Class A common stock (or shares of Class A common stock if the underwriters exercise in full their option to purchase additional shares of Class A common stock), and the Corporation will own Holdings Units (or Holdings Units if the underwriters exercise in full their option to purchase additional shares of Class A common stock);

•	the Continuing LLC Owners will own Holdings Units (or Holdings Units if the underwriters exercise in full their option to purchase additional shares of Class A common stock) and SLP III Quicksilver Feeder I, L.P. will own shares of our Class A common stock (or shares if the underwriters exercise in full their option to purchase additional shares);

•	the investors in this offering will collectively have % of the voting power in the Corporation (or % if the underwriters exercise in full their option to purchase additional shares of Class A common stock); and

•	our Existing Owners, through their holdings of our Class A common stock and Class B common stock, will collectively have % of the voting power in the Corporation (or % if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

USE OF PROCEEDS

We estimate that the proceeds to us from this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $         million, or $         million if underwriters exercise their over-allotment option in full, based on an assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the front cover of this prospectus. Mercury Payment Systems, LLC will bear or reimburse us for all of the expenses of this offering, which we estimate will be approximately $         million.

We intend to use the net proceeds from this offering, or $         million, to purchase Holdings Units and shares of our Class A common stock from our Existing Owners, as described under “Organizational Structure—Offering Transactions.” Accordingly, we will not retain any of these proceeds. See “Principal Stockholders” for information regarding the economic interest of certain of our related parties in Mercury Payment Systems, Inc., one of the Existing Owners from which we intend to purchase Holdings Units with proceeds from this offering. See also “Use of Proceeds.”

An increase (decrease) of 100,000 shares from the expected number of shares to be sold by us in this offering, assuming no change in the assumed initial public offering price per share, which is the midpoint of the price range set forth on the front cover of this prospectus, would increase (decrease) our net proceeds from this offering by $         million. A $1.00 increase (decrease) in the assumed initial public offering price of $         per share, based on the midpoint of the price range set forth on the front cover of this prospectus, would increase (decrease) the net proceeds to us from this offering by $         million, assuming the number of shares offered by us, as set forth on the front cover of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

DIVIDEND POLICY

We do not intend to pay dividends on our Class A common stock in the foreseeable future.

Immediately following this offering, Mercury Payment Systems Holdings, Inc. will be a holding company, and its sole material asset will be a controlling equity interest in Mercury Payment Systems, LLC. We intend to cause Mercury Payment Systems, LLC to make distributions to Mercury Payment Systems Holdings, Inc. in an amount sufficient to cover cash dividends, if any, declared by us. If Mercury Payment Systems, LLC makes such distributions to Mercury Payment Systems Holdings, Inc., the other holders of Holdings Units will be entitled to receive equivalent distributions.

Our ability to pay dividends on our Class A common stock is effectively limited by the covenants of the Credit Facilities and may be further restricted by the terms of any future debt or preferred securities incurred or issued by us or our subsidiaries. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Senior Secured Credit Facilities.” Any financing arrangements that we or our subsidiaries enter into in the future may also include restrictive covenants that limit our ability to pay dividends. In addition, Mercury Payment Systems, LLC is generally prohibited under Delaware law from making a distribution to a member to the extent that, at the time of the distribution, after giving effect to the distribution, liabilities of Mercury Payment Systems, LLC (with certain exceptions) exceed the fair value of its assets. Subsidiaries of Mercury Payment Systems, LLC are generally subject to similar legal limitations on their ability to make distributions to Mercury Payment Systems, LLC.

We made distributions to our Existing Owners in the amount of $119.2 million and $223.0 million during 2012 and 2011, respectively. Distributions to our Existing Owners during 2013 amounted to $20.0 million as of September 30, 2013. The distributions in 2012 and 2011 exceeded the amounts distributed to members pursuant to the tax distribution provisions of the then-effective limited liability company agreement of Mercury Payment Systems, LLC. We anticipate that future distributions by Mercury Payment Systems, LLC to us and the other members of Mercury Payment Systems, LLC generally will not significantly exceed the amounts distributed to members pursuant to the tax distribution provisions of the New LLC Agreement, although future distributions may from time to time exceed such amounts.

CAPITALIZATION

The following table sets forth our capitalization as of September 30, 2013:

•	on a historical basis for Mercury Payment Systems, LLC; and

•	on a pro forma basis for Mercury Payment Systems Holdings, Inc. after giving effect to the reorganization transactions as described in “Organizational Structure” and after giving effect to this offering and the application of the proceeds from this offering as described in “Use of Proceeds.”

You should read this table together with “Organizational Structure,” “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes appearing elsewhere in this prospectus.

	As of September 30, 2013
	Actual		Pro Forma(1)
	(in thousands, except per share data)
Cash and cash equivalents		$13,463	$

Long-term liabilities	$		$
Term loan, net of discount(2)		282,642
Payable to related parties pursuant to tax receivable agreements		—
Other long-term liabilities		3,475

Total long-term liabilities		286,117
Members’ / stockholders’ equity (deficit)
Total members’ equity (deficit)		(191,644)
Class A common stock, $0.001 par value; shares authorized on a pro forma basis, shares issued and outstanding on a pro forma basis		—
Class B common stock, $0.001 par value; shares authorized on a pro forma basis, shares issued and shares outstanding on a pro forma basis		—
Additional paid-in capital		—
Retained earnings		—
Accumulated other comprehensive income		(4,033)

Total members’ equity (deficit) / total stockholders’ equity (deficit) attributable to Mercury Payment Systems Holdings, Inc.		(195,677)
Non-controlling interest		—

Total members’ / stockholders’ equity (deficit)		(195,677)

Total capitalization		$90,440	$

(1)	A $1.00 increase or decrease in the assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the front cover of this prospectus, would increase or decrease, as applicable, cash and cash equivalents, additional paid-in capital, total stockholders’ equity, total equity and total capitalization by $ , assuming the number of shares offered by us, as set forth on the front cover of this prospectus, remains the same and after deducting assumed underwriting discounts and commissions and the estimated offering expenses payable by us. An increase or decrease of 100,000 shares in the number of shares sold in this offering by us would increase or decrease, as applicable, cash and cash equivalents, additional paid-in capital, total stockholders’ equity, total equity and total capitalization by $ , assuming an initial public offering price of $ per share, which is the midpoint of the price range set forth on the front cover of this prospectus, and after deducting assumed underwriting discounts and commissions and the estimated offering expenses payable by us.
(2)	Borrowings of up to $25 million were available as of the date indicated under the revolving credit facility after giving effect to outstanding letters of credit and borrowing base limitations as of such date.

DILUTION

If you invest in our Class A common stock in this offering, your ownership interest in us will be diluted to the extent of the difference between the initial public offering price per share of our Class A common stock and the pro forma net tangible book value per share of our Class A common stock after this offering. Dilution results from the fact that the per share offering price of the Class A common stock is substantially in excess of the book value per share attributable to the shares of Class A common stock attributable to our Existing Owners.

Our pro forma net tangible book value as of              was approximately $         million, or $         per share of our Class A common stock. We calculate pro forma net tangible book value per share by taking the amount of our total tangible assets, reduced by the amount of our total liabilities, and then dividing that amount by the total number of shares of Class A common stock outstanding, after giving effect to the reorganization transactions and assuming that all of the holders of Holdings Units (other than us) exchange their Holdings Units for newly issued shares of Class A common stock on a one-for-one basis.

After giving effect to our sale of the shares in this offering at an assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the front cover of this prospectus, and after deducting estimated underwriting discounts and commissions and offering expenses payable by us, our pro forma net tangible book value after giving effect to this offering on                      would have been $         million, or $         per share of our Class A common stock. This amount represents an immediate increase in net tangible book value of $         per share to our Existing Owners and an immediate and substantial dilution in net tangible book value of $         per share to new investors purchasing shares in this offering at the assumed initial public offering price.

The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$
Pro forma net tangible book value per share as of	$
Increase in pro forma net tangible book value per share attributable to new investors purchasing shares in this offering

Pro forma net tangible book value per share of Class A common stock after this offering

Dilution per share to new investors in this offering		$

Dilution is determined by subtracting pro forma net tangible book value per share of Class A common stock after this offering, from the initial public offering price per share of Class A common stock.

Because certain of our Existing Owners do not own any Class A common stock or other economic interests in Mercury Payment Systems Holdings, Inc., we have presented dilution in pro forma net tangible book value per share of Class A common stock to investors in this offering assuming that all of the holders of Holdings Units (other than Mercury Payment Systems Holdings, Inc.) exchanged their Holdings Units for newly issued shares of Class A common stock on a one-for-one basis in order to more meaningfully present the dilutive impact on the investors in this offering.

Assuming the number of shares offered by us, as set forth on the front cover of this prospectus, remains the same, after deducting estimated underwriting discounts and commissions and offering expenses payable by us, a $1.00 increase or decrease in the assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the front cover of this prospectus, would increase or decrease the pro forma net tangible book value attributable to new investors purchasing shares in this offering by $         per share and the dilution to new investors by $         per share and increase or decrease the pro forma net tangible book value per share after this offering, by $         per share.

The following table summarizes, on the same pro forma basis as of                     , the total number of shares of Class A common stock purchased from us, the total cash consideration paid to us and the average price per share of Class A common stock paid by our Existing Owners and by new investors purchasing shares of Class A common stock in this offering, assuming that all of the holders of Holdings Units (other than Mercury Payment Systems Holdings, Inc.) exchanged their Holdings Units for shares of our Class A common stock on a one-for-one basis:

	Shares of Class A Common Stock Purchased			Total Consideration			Average Price Per Share of Class A Common Stock
	Number	Percent		Amount	Percent
(millions)

Existing Owners			%	$		%	$

New investors

Total			%	$		%	$

If the underwriters were to fully exercise the underwriters’ option to purchase              additional shares of our Class A common stock, the percentage of shares of our Class A common stock held by Existing Owners who are directors, officers or affiliated persons would be     % and the percentage of shares of our Class A common stock held by new investors would be     %.

Assuming the number of shares offered by us, as set forth on the front cover of this prospectus, remains the same, after deducting estimated underwriting discounts and commissions and offering expenses payable by us, a $1.00 increase or decrease in the assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the front cover of this prospectus, would increase or decrease total consideration paid by new investors and total consideration paid by our Existing Owners and new investors by approximately $         million.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

The unaudited pro forma consolidated statements of operations for the year ended December 31, 2012 and for the nine months ended September 30, 2013 present our consolidated results of operations giving pro forma effect to the reorganization transactions, this offering and the use of the estimated net proceeds of this offering as described under “Use of Proceeds,” as if such transactions occurred on January 1, 2012. The unaudited pro forma consolidated statement of financial condition as of September 30, 2013 presents our consolidated financial position giving pro forma effect to the reorganization transactions, this offering and the use of the estimated net proceeds from this offering as described under “Use of Proceeds,” as if such transactions occurred on September 30, 2013. The pro forma adjustments are based on available information and upon assumptions that our management believes are reasonable in order to reflect, on a pro forma basis, the impact of these transactions on the historical financial information of Mercury Payment Systems, LLC.

The unaudited pro forma consolidated financial information should be read together with “Organizational Structure,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical financial statements and related notes included elsewhere in this prospectus.

The unaudited pro forma consolidated financial information is included for informational purposes only and does not purport to reflect the results of operations or financial position of Mercury Payment Systems Holdings, Inc. that would have occurred had we operated as a public company during the periods presented. The unaudited pro forma consolidated financial information should not be relied upon as being indicative of our results of operations or financial position had the reorganization transactions and this offering occurred on the dates assumed. The unaudited pro forma consolidated financial information also does not project our results of operations or financial position for any future period or date.

The pro forma adjustments principally give effect to:

•	the reorganization transactions and the purchase by Mercury Payment Systems Holdings, Inc. of Holdings Units and shares of our Class A common stock from our Existing Owners with the proceeds of this offering and the related effects of the tax receivable agreements. See “Organizational Structure—Offering Transactions” and “Certain Relationships and Related Party Transactions—Tax Receivable Agreements”; and

•	in the case of the unaudited pro forma consolidated statements of income, a provision for corporate income taxes on the income of Mercury Payment Systems Holdings, Inc., at an effective rate of %, which includes a provision for U.S. federal income taxes and assumes the highest statutory rates apportioned to each state, local and/or foreign jurisdiction.

The unaudited pro forma consolidated financial information presented assumes no exercise by the underwriters of the option to purchase up to an additional              shares of Class A common stock from us and that the shares of Class A common stock to be sold in this offering are sold at $         per share, which is the midpoint of the price range on the front cover of this prospectus.

Unaudited Pro Forma Consolidated Statement of Income

For the Year Ended December 31, 2012

	Mercury Payment Systems, LLC Actual	Pro Forma Adjustments		Mercury Payment Systems Holdings, Inc. Pro Forma
	(in thousands)
Net revenue	$203,277	$		$
Cost of services and sales	62,536

Operating expenses	78,951

Operating income	61,790

Other income (expense)
Other income	65
Interest expense	(15,314)

Total other income (expense)	$(15,249)	$		$

Income before income taxes	46,541
Income taxes	—		(1)

Net income attributable to the controlling and the non-controlling interests	$46,541	$		$

Less: Net income attributable to the non-controlling interest			(2)

Net income attributable to Mercury Payment Systems Holdings, Inc.		$		$

Net income available to Class A common stock per share
Basic	—			$
Diluted	—			$

Weighted average shares of Class A common stock outstanding(3)
Basic	—
Diluted	—

(1)	Following the reorganization transactions, we will be subject to U.S. federal income taxes, in addition to state, local and international taxes. As a result, the pro forma statements of income reflect an adjustment to our provision for corporate income taxes to reflect an effective tax rate of %, which includes provision for U.S. federal income taxes and assumes the highest statutory rates apportioned to each state, local and/or foreign jurisdiction.
(2)	As described in “Organizational Structure,” upon completion of the reorganization transactions Mercury Payment Systems Holdings, Inc. will become the sole managing member of Mercury Payment Systems, LLC. Mercury Payment Systems Holdings, Inc. will initially own less than 100% of the economic interest in Mercury Payment Systems, LLC, but will have 100% of the voting power and control the management of Mercury Payment Systems, LLC. Immediately following this offering, the non-controlling interest will be %. Net income attributable to the non-controlling interest represents % of income before income taxes. These amounts have been determined based on an assumption that the underwriters’ option to purchase additional shares is not exercised. If the underwriters’ option to purchase additional shares is exercised, the ownership percentage held by the non-controlling interest would decrease to %.
(3)	Shares of our Class B common stock do not share in our earnings and are therefore not included in the weighted average shares outstanding or net income (loss) per share.

Unaudited Pro Forma Consolidated Statement of Income

For the Nine Months Ended September 30, 2013

	Mercury Payment Systems, LLC Actual	Pro Forma Adjustments		Mercury Payment Systems Holdings, Inc. Pro Forma
	(in thousands)
Net revenue	$173,386	$		$
Cost of services and sales	54,458
Operating expenses	76,948

Operating income	41,980

Other income (expense)
Other income	122
Interest expense	(14,429)

Total other income (expense)	$(14,307)	$		$

Income before income taxes	27,673
Income taxes	—		(1)

Net income attributable to the controlling and the non-controlling interests	$27,673	$		$

Less: Net income attributable to the non-controlling interest			(2)

Net income attributable to Mercury Payment Systems Holdings, Inc.		$		$

Net income available to Class A common stock per share
Basic	—			$
Diluted	—			$

Weighted average shares of Class A common stock outstanding(3)
Basic	—
Diluted	—

(1)	Following the reorganization transactions, we will be subject to U.S. federal income taxes, in addition to state, local and international taxes. As a result, the pro forma statements of income reflect an adjustment to our provision for corporate income taxes to reflect an effective tax rate of %, which includes provision for U.S. federal income taxes and assumes the highest statutory rates apportioned to each state, local and/or foreign jurisdiction.
(2)	As described in “Organizational Structure,” upon completion of the reorganization transactions Mercury Payment Systems Holdings, Inc. will become the sole managing member of Mercury Payment Systems, LLC. Mercury Payment Systems Holdings, Inc. will initially own less than 100% of the economic interest in Mercury Payment Systems, LLC, but will have 100% of the voting power and control the management of Mercury Payment Systems, LLC. Immediately following this offering, the non-controlling interest will be %. Net income attributable to the non-controlling interest represents % of income before income taxes. These amounts have been determined based on an assumption that the underwriters’ option to purchase additional shares is not exercised. If the underwriters’ option to purchase additional shares is exercised, the ownership percentage held by the non-controlling interest would decrease to %.
(3)	Shares of our Class B common stock do not share in our earnings and are therefore not included in the weighted average shares outstanding or net income (loss) per share.

Unaudited Pro Forma Consolidated Balance Sheet

As of September 30, 2013

	Mercury Payment Systems, LLC Actual	Pro Forma Adjustments			Mercury Payment Systems Holdings, Inc. Pro Forma
	(in thousands)
Assets
Current assets
Cash and cash equivalents	$13,463			$(1)	$
Accounts receivable, net	25,115
Inventory	324
Land held for sale	3,254
Prepaid expenses	4,064
Other current assets	666

Total current assets	46,886	$			$

Property and equipment, net	63,028

Other assets
Deferred tax asset	—			(2)
Restricted cash	2,104
Goodwill and other intangible assets, net	7,238
Deposits and other	535

Total other assets	9,877

Total assets	$119,791	$			$

Liabilities and Members’ / Stockholders’ Equity (Deficit)
Current liabilities
Accounts payable	6,433
Accrued expenses	19,918
Current portion of long-term debt	3,000

Total current liabilities	$29,351	$			$
Long-term liabilities
Term loan, net of discount	282,642
Payable to related parties pursuant to tax receivable agreements	—
Other liabilities	3,475

Total long-term liabilities	$286,117	$			$

Total liabilities	315,468

Members’ / stockholders’ equity (deficit)(3)
Class A members’ equity (deficit); 66,044,523 units outstanding	(115,574)		—			—
Class B members’ equity (deficit); 40,000,000 units outstanding	(76,899)		—			—
Class C members’ equity (deficit); 191,879 units outstanding and non-callable	829		—			—
Class A common stock, $0.001 par value; shares authorized, shares issued and outstanding on a pro forma basis	—
Class B common stock, $0.001 par value; shares authorized, shares issued and outstanding on a pro forma basis	—
Accumulated other comprehensive income	(4,033)

Total members’ / stockholders’ equity (deficit) attributable to Mercury Payment Systems Holdings, Inc.	(195,677)
Non-controlling interest	—			(4)

Total members’ / stockholders’ equity (deficit)	$(195,677)			$(5)	$

Total liabilities and members’ / stockholders’ equity (deficit)	$119,791	$			$

(1)	Reflects the net effect on cash and cash equivalents of the receipt of offering proceeds of $ and the use of the estimated net proceeds of this offering as described under “Use of Proceeds.”
(2)	Reflects adjustments to give effect to the tax receivable agreements described in “Certain Relationships and Related Party Transactions—Tax Receivable Agreements,” based on the following assumptions:

•	we will record an increase of $ million in deferred tax assets (or $ million if the underwriters exercise their option to purchase additional shares) for the estimated income tax effects of the increase in the tax basis of the assets owned by Mercury Payment Systems Holdings, Inc. based on enacted federal and state tax rates at the date of the transaction. To the extent we estimate that we will not realize the full benefit represented by the deferred tax asset, based on an analysis of expected future earnings, we will reduce the deferred tax asset with a valuation allowance; and

•	we will record 85% of the estimated realizable tax benefit (which is the recorded deferred tax asset less any recorded valuation allowance) as an increase of $ million (or $ million if the underwriters exercise their option to purchase additional shares) as payable to related parties pursuant to the tax receivable agreement and the remaining 15% of the estimated realizable tax benefit, or $ million (or $ million if the underwriters exercise their option to purchase additional shares), as an increase to additional paid-in capital.

(3)	Actual amounts represent the investment of the existing unitholders in Mercury Payment Systems, LLC, including .
(4)	As described in “Organizational Structure,” upon completion of the reorganization transactions Mercury Payment Systems Holdings, Inc. will become the sole managing member of Mercury Payment Systems, LLC. Mercury Payment Systems Holdings, Inc. will initially own less than 100% of the economic interest in Mercury Payment Systems, LLC, but will have 100% of the voting power and control the management of Mercury Payment Systems, LLC. Immediately following this offering, the non-controlling interest will be %. Net income attributable to the non-controlling interest represents % of income before income taxes. These amounts have been determined based on an assumption that the underwriters’ option to purchase additional shares is not exercised. If the underwriters’ option to purchase additional shares is exercised, the ownership percentage held by the non-controlling interest would decrease to %.
(5)	Represents a reduction to retained earnings of $ due to a distribution of $ , which represents the estimated net proceeds of this offering, to our Existing Owners.

SELECTED CONSOLIDATED FINANCIAL DATA

The following summary consolidated financial data of Mercury Payment Systems, LLC should be read in conjunction with “Organizational Structure,” “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our audited consolidated financial statements and unaudited consolidated financial statements and the related notes included elsewhere in this prospectus. Mercury Payment Systems, LLC will be considered our predecessor for accounting purposes, and its consolidated financial statements will be our historical financial statements following this offering.

The income statement data set forth below for the years ended December 31, 2011 and 2012 and the balance sheet data as of December 31, 2011 and 2012 are derived from the audited consolidated financial statements of Mercury Payment Systems, LLC that are included elsewhere in this prospectus. The income statement data set forth below for the nine months ended September 30, 2012 and 2013 and the balance sheet data as of September 30, 2013 are derived from the unaudited consolidated financial statements of Mercury Payment Systems, LLC that are included elsewhere in this prospectus. The unaudited consolidated financial statements were prepared on a basis consistent with the audited consolidated financial statements of Mercury Payment Systems, LLC. The historical results presented below are not necessarily indicative of financial results to be achieved in future periods.

	Year Ended		Nine Months Ended
	December 31, 2011	December 31, 2012	September 30, 2012	September 30, 2013
Income Statement Data:
Net Revenue	$154,703	$203,277	$150,409	$173,386
Cost of services and sales	48,336	62,536	46,131	54,458
Operating expenses	55,428	78,951	54,770	76,948

Operating income	50,939	61,790	49,508	41,980
Total other income (expense)	(7,946)	(15,249)	(10,767)	(14,307)

Net Income (loss)	$42,993	$46,541	$38,741	$27,673

Other Financial Data:
Cash dividends	$223,049	$119,233	15,677	$19,963
Balance Sheet Data (at end of period):
Cash and cash equivalents	$30,714	$23,388		$13,463
Total assets	76,694	110,183		119,791
Total long-term liabilities	192,832	288,089		286,117
Total liabilities	211,539	316,170		315,468
Total equity (deficit)	(134,845)	(205,987)		(195,677)

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read together with “Selected Financial Data” and the financial statements and related notes included elsewhere in this prospectus. Such discussion and analysis reflects the historical results of operations and financial position of Mercury Payment Systems, LLC, and, except as otherwise indicated below, does not give effect to the Reorganization Transactions or to the completion of this offering. See “Organizational Structure.” This discussion contains forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and “Forward-Looking Statements” and elsewhere in this prospectus.

Overview

Mercury was founded in 2001 with the vision that small- and medium-sized businesses (“SMBs”) would require seamless and adaptable payments services to accompany their increasing adoption of a new class of sophisticated point-of-sale (“POS”) technology solutions. We created our innovative Mercury Model that combines our payments technology with our robust partner distribution and support network to create a differentiated payments experience for our merchants. We believe this model has disrupted the merchant acquiring market, enabling our rise from the 45th largest merchant acquirer in the U.S. in 2004 to the 12th largest in 2012, measured by transaction volume according to the Nilson Report. Based on this data, our transaction volume grew at a 63% compound annual growth rate, ranking us as the fastest growing merchant acquirer in the U.S. during this period. In 2012, we had approximately 75,800 merchants, our systems processed over $29 billion in payments volume and we generated $203.3 million in net revenue, an increase in revenue of more than 30% year-over-year.

Mercury is a leading provider of payments technology and services in the U.S. and Canada and empowers merchants to accept a broad range of traditional and emerging electronic payments. We embed our payments technology into third-party software applications used by SMB merchants enabling them to benefit from the combination of payments and business management functionality. We refer to this class of POS technology solutions as “Integrated Point-of-Sale” or “IPOS.” We utilize an efficient and scalable go-to-market strategy, which involves partnering with the many providers who develop and sell IPOS systems. This network of partners, which we call the Mercury Network, includes Developers, who create software for IPOS systems with functionality tailored for specific business requirements, and Dealers, who sell IPOS systems and provide technology, services and support to merchants.

A growing number of SMB merchants are adopting IPOS systems to take advantage of the declining cost of computers and the availability of new form factors such as tablets and high-quality, industry-specific software applications to better manage their businesses. In 2012, approximately 45% of point-of-sale devices were IPOS-capable, up from 39% in 2010 according to data on single-location SMBs (U.S. and Canada) from IHL, an industry research firm. Over time we expect IPOS adoption by SMBs to continue to grow and more closely reflect the adoption by the largest merchant category tracked by IHL (1,000+ store chains), where IPOS has already grown to represent over 90% of installed POS devices. We anticipate further growth in this category because IPOS solutions are becoming increasingly affordable and feature-rich, resulting in a more attractive value proposition for SMBs in comparison to stand-alone POS systems. Additionally, many SMB merchants will have an opportunity to upgrade their existing POS systems to IPOS as their legacy systems become obsolete or as they require more features and functionality.

We earn revenue primarily from the payment by our merchant base of three types of payment processing fees. These fees are primarily calculated as follows:

•	as a percentage of our merchants’ processing dollar volume;

•	on a per transaction basis; and

•	per period of time.

Transaction-based revenue and volume-based revenue are the largest components of our revenue. Most transactions include both a volume-based component and a transaction-based component, though American Express generally compensates us and other payment processors on a per transaction basis. Volume-based revenue has represented a smaller portion of our revenue than transaction-based revenue, mainly because of the relatively small size of average purchases at our SMB merchant base. Time-based revenue is a significantly smaller component of our revenue than either transaction-based revenue or volume-based revenue. Time-based revenue is paid by our merchants in respect of subscriptions to our services and in relation to certain types of fees.

We also earn fees from loyalty and gift card processing, equipment sales and rentals, other services ancillary to payment processing and referring merchants to providers of non-competitive merchant services for which we receive commissions.

To achieve more strategic and technical independence and more advantageous economics for payment processing, Mercury is in the process of gradually in-sourcing a number of systems and activities that have historically been outsourced. We refer to this initiative as “In-house Processing” or “IHP.” We expect IHP to ultimately reduce Mercury’s per transaction cost of processing. See “Business—Our Technology—In-House Processing Initiative.”

We principally market our services through Developers and Dealers of IPOS systems. We recruit Developers who create IPOS software and help them integrate Mercury payments functionality into their products. Developers’ IPOS software is primarily sold by Dealers who sell, service and support IPOS systems used by merchants. In return for partners referring merchants to Mercury for payments processing services, Mercury remunerates Dealers, and to a lesser extent, Developers, primarily with respect to revenue earned and profitability from the merchants they refer to Mercury.

For the year ended December 31, 2013, we reported net revenue of $     million and GAAP net income of $     million, increases of     % and     %, respectively, over the prior year. Also for the year ended December 31, 2013, we reported adjusted EBITDA of $     million and adjusted net income of $     million, increases of     % and     %, respectively, over the prior year. For a reconciliation of adjusted EBITDA and adjusted net income to GAAP net income, see “—Adjusted EBITDA and Adjusted Net Income.”

Key Operating Metrics

We evaluate our performance through key operating metrics, including:

•	the number of Developers in our ecosystem;

•	the number of Dealers in our ecosystem;

•	the number of merchants processing with us;

•	the dollar volume of payments our merchants process; and

•	the number of transactions our merchants process with us.

Developers—We define a Developer as a software and/or hardware vendor that has successfully integrated its products with our payment processing technology. Developers are also known as independent software vendors in our industry. We focus on Developers of IPOS software because having our payment processing functionality embedded in Developers’ products allows us to provide our services to their merchant customers. We had approximately 590 Developers as of September 30, 2013, 10% more than the approximately 535 Developers as of September 30, 2012.

Dealers—We define a Dealer as an entity who referred a merchant to us within the past twelve months. Dealers are also known as value-added resellers in our industry. Developers who directly sell to merchants are also counted as Dealers if they have referred a merchant to us within the last 12 months. We focus on Dealers of IPOS software because they source potential merchant customers for us. We had approximately 2,440 Dealers as of September 30, 2013, 12% more than the approximately 2,170 Dealers as of September 30, 2012.

Merchants—We define a merchant as an entity that is actively paying us fees for processing services, which includes less than 2% of our merchant base that is periodic and processes intermittently. We focus on merchants because they are our principal source of revenue. We had approximately 86,400 merchants as of September 30, 2013, 19% more than the approximately 72,400 merchants as of September 30, 2012.

Volume—We define volume as the dollar value of Visa, MasterCard and Discover transactions processed by our merchants. We also allow our merchants to process American Express transactions, but due to the nature of our relationship with American Express, we do not include these transactions in volume metrics. We focus on volume, because it is a reflection of the scale and economic activity of our merchant base and because a significant part of our revenue is derived as a percentage of our merchants’ dollar volume receipts. Volume processed in the first nine months of 2013 and 2012 was approximately $25.4 billion and $21.7 billion, respectively representing 17% growth.

Transactions—We define a transaction as a Visa, MasterCard or Discover transaction processed by our merchants. For the reasons discussed above, we do not include American Express transactions. We focus on transactions, because it is a reflection of the scale and economic activity of our merchant base and because a significant part of our revenue is derived on a per transaction basis. Transactions processed in the first nine months of 2013 and 2012 were 889 million and 765 million, respectively representing 16% growth.

Investment by Silver Lake and Reorganization Transactions

Investment by Silver Lake

Mercury Payment Systems, LLC was formed in 2010, in connection with an investment by Silver Lake, to hold the assets relating to our business. In April 2010, SL Quicksilver LLC (“SL Quicksilver”), an affiliate of Silver Lake, acquired Class A units representing a majority interest in Mercury Payment Systems, LLC from Mercury Payment Systems, LLC and from certain existing holders, including Mercury Payment Systems, Inc., for an aggregate of approximately $450.6 million. As of September 30, 2013, SL Quicksilver held approximately 62.2% of the outstanding membership interests of Mercury Payment Systems, LLC.

Reorganization Transactions

Mercury Payment Systems Holdings, Inc. was incorporated in December 2013 and, pursuant to a reorganization into a holding corporation structure, will become a holding corporation whose sole material asset will be a controlling equity interest in Mercury Payment Systems, LLC. As the sole managing member of Mercury Payment Systems, LLC, Mercury Payment Systems Holdings, Inc. will operate and control all of the business and affairs of Mercury Payment Systems, LLC and, through Mercury Payment Systems, LLC, its subsidiaries. Mercury Payment Systems Holdings, Inc. will consolidate Mercury Payment Systems, LLC in its consolidated financial statements and will report a noncontrolling interest related to the Holdings Units held by certain of our Existing Owners in its consolidated financial statements.

Prior to the consummation of this offering, we will execute several reorganization transactions described under “Organizational Structure,” as a result of which the limited liability company agreement of Mercury Payment Systems, LLC will be amended and restated to, among other things, modify its capital structure to create a single new class of units that we refer to as “Holdings Units.” Pursuant to the New LLC Agreement, the Corporation will be the sole managing member of Mercury Payment Systems, LLC.

We and certain of our Existing Owners will also enter into an exchange agreement under which they will have the right, subject to the terms of the exchange agreement, to exchange their Holdings Units for shares of our Class A common stock on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends, reclassifications and other similar transactions. See “Organizational Structure” and “Certain Relationships and Related Party Transactions—Exchange Agreement.”

Following this offering, each of our Existing Owners that held voting units before the reorganization transactions and that continues to hold Holdings Units will also hold one or more shares of Class B common stock of Mercury Payment Systems Holdings, Inc. The shares of Class B common stock have no economic rights but entitle the holder, without regard to the number of shares of Class B common stock held, to a number of votes on matters presented to stockholders of Mercury Payment Systems Holdings, Inc. that is equal to the aggregate number of Holdings Units of Mercury Payment Systems, LLC held by such holder, subject to customary conversion rate adjustments for stock splits, stock dividends, reclassifications and other similar transactions.

Our Revenue and Expenses

Net Revenue

Our net revenues are comprised of:

•	fees based on dollar volume of transactions;

•	fees based on transaction quantity;

•	fees for services; and

•	product and equipment sales and rentals.

A number of factors impact the level of our net revenues including:

•	the number of referrals from our Developers and Dealers;

•	the demand for our products and services;

•	our ability to acquire and retain our merchant customers; and

•	general economic conditions.

Net revenue is recorded at the time the service is provided or when a product or equipment sale occurs. Net revenue consists of the amounts our merchants pay for processing, less network and processing fees and sponsorship and related costs, and reflects revenue generated from the services we provide to our merchants.

Our net revenue is primarily derived from the United States. However, we also realize a small portion, historically less than 5%, of our net revenue from merchants in Canada. Net revenue derived from Canada was $5.5 million, $6.0 million and $5.3 million for the nine months ended September 30, 2013 and the years ended December 31, 2012 and 2011, respectively. We do not have material assets in Canada.

Cost of Services and Sales

Cost of services and sales consists primarily of:

•	commissions, incentives and promotional expenses paid to our Dealers, and to a lesser extent our Developers;

•	payments to the service providers to whom we subcontract certain payment processing activities and systems and certain loyalty and gift program management and support services;

•	other services that support our ability to provide our merchants with payments functionality, as well as product costs and certain merchant acquisition costs; and

•	depreciation and amortization of our transaction-acquiring and processing systems, including related intangible assets.

Historically, cost of services and sales has remained a relatively constant percent of revenue.

Operating Expenses

Information technology expense primarily consists of those costs that are incurred to design, build, and maintain our technology platforms, infrastructure and related connectivity. The largest components of information technology expense are wages and other employee expenses, technology licensing, communications and data transmission services.

Sales and marketing expense primarily consists of selling and marketing expenses supporting our growth. Sales expenses are primarily comprised of sales employee compensation. Marketing expenses are approximately evenly split between marketing employee compensation and expenses paid to third parties for advertising and promotion.

General and administrative expense primarily consists of expenses related to finance, human resources and legal functions, our executive office and our facilities. Stock compensation and bad debt expenses are also included this category. General and administrative expense has remained approximately constant as a percentage of revenue since 2011.

Customer support expense primarily consists of merchant-facing customer support representative compensation.

Depreciation and amortization expense consists of our depreciation expense related to investments in property, equipment and software.

Interest expense consists primarily of interest paid on the Credit Facilities (as defined below).

We currently expect the above mentioned expenses, in aggregate, to remain relatively consistent as a percentage of net revenue.

Income Taxes

We are currently, and will through consummation of the reorganization transactions, be treated as a partnership for U.S. federal and most applicable state and local income tax purposes. As a partnership, our taxable income or loss is passed through to and included in the tax returns of our members. Accordingly, the consolidated financial statements of Mercury Payment Systems, LLC included in this prospectus do not include a provision for federal and most state and local income taxes. However, we generally make distributions to our members related to such taxes pursuant to the terms of our limited liability company agreement. We are subject to entity level taxation in certain states, and certain subsidiaries are subject to entity level U.S. and foreign income taxes. As a result, the accompanying consolidated statements of income and comprehensive income include tax expense related to those states and to U.S. and foreign jurisdictions where we operate. After consummation of the reorganization transactions, Mercury Payment Systems Holdings, Inc. will become subject to U.S. federal, state, local and foreign income taxes with respect to its allocable share of any taxable income of Mercury Payment Systems, LLC and will be taxed at the prevailing corporate tax rates.

Factors and Trends Affecting Our Business and Results of Operations

Our net revenue is principally impacted by the number and dollar volume of card based transactions, which are primarily impacted by our ability to continue to grow our merchant base, and secondarily impacted by general economic conditions, consumer spending and the emergence of new technologies and payment types, such as ecommerce, mobile payments and stored value cards. Our net revenue is also impacted by the number of merchants for whom we process, the mix of the size of those merchants and the mix of transaction volume and merchant category. Increases in network fees and other costs have not historically had a material effect on the rate of growth of our net revenue, as such costs are generally passed through to our clients. We also expect our results of operations to be impacted by the regulatory reforms described below and elsewhere in this prospectus.

Regulation also impacts our net revenue and expenses. In particular, the Durbin Amendment to the Dodd-Frank Act impacted our net revenue by lowering certain fees charged by larger banks related to debit card transactions. The decreases in these charges had the effect of lowering the amount some of our merchants paid per transaction for payment processing services, and we expect that effect to continue. The Durbin Amendment also increased the relative share of total payment processing service fees paid by our merchants that are included in our net revenue. As we shift from remarketing the services of our current payment processing infrastructure provider and its sponsor bank, to our own payment processing platforms, payment network relationships, and sponsor bank relationships, we expect to incur increased compliance expenses.

Results of Operations

The following table sets forth our results of operations for the periods indicated:

	Year Ended December 31,		Nine Months Ended
	2011	2012	September 30, 2012	September 30, 2013
	(in thousands)
Net revenue	$154,703	$203,277	$150,409	$173,386
Cost of services and sales	48,336	62,536	46,131	54,458

Operating Expenses
Information technology	13,697	22,304	15,146	20,828
Sales and marketing	17,336	22,532	16,169	18,979
General and administrative	16,192	23,314	15,911	20,092
Customer support	5,638	6,755	4,905	4,961
Depreciation and amortization	2,564	4,046	2,639	5,244
Other operating expenses: Impairments	1	—	—	6,844

Total operating expenses	55,428	78,951	54,770	76,948

Operating income	50,939	61,790	49,508	41,980

Other income (expense)
Interest income	73	65	58	122
Interest expense	(8,019)	(15,314)	(10,825)	(14,429)

Total other income (expense)	(7,946)	(15,249)	(10,767)	(14,307)
Net Income	$42,993	$46,541	$38,741	$27,673

	Year Ended		Nine Months Ended
	December 31, 2011	December 31, 2012	September 30, 2012	September 30, 2013
	Percentage of Revenue
Net revenue	100%	100%	100%	100%
Cost of services and sales	31	31	31	31

Operating Expenses
Information technology	9	11	10	12
Sales and marketing	11	11	11	11
General and administrative	10	11	11	12
Customer support	4	3	3	3
Depreciation and amortization	2	2	2	3
Other operating expenses: Impairments	—	—	—	4

Total operating expenses	36	39	36	44

Operating income	33	30	33	24

Other income (expense)
Other income	—	—	—	—
Interest expense	5	8	7	8

Total other income (expense)	5	8	7	8

Net Income	28%	23%	26%	16%

Nine Months Ended September 30, 2013 Compared to Nine Months Ended September 30, 2012

Net Revenue

Net revenue increased $23.0 million, or 15%, to $173.4 million for the nine months ended September 30, 2013 from $150.4 million for the nine months ended September 30, 2012. Net revenue increased primarily due to the dollar volume of payments processed, which accounted for $7.2 million of the increase, and the number of transactions our merchants processed, which accounted for $12.2 million of the increase. The volume of payments increased 17%, the number of transactions our merchants processed increased 16%, and the number of merchant customers for whom we processed increased 19%.

Cost of Services and Sales

Cost of services and sales increased $8.4 million, or 18%, to $54.5 million for the nine months ended September 30, 2013 from $46.1 million for the nine months ended September 30, 2012. The increase in cost of services and sales was similar in proportion to the increase in net revenue and primarily the result of an increase in amounts we paid to our Developers and Dealers. The amounts paid increased because the amounts are based upon how much we earned from our merchants, which increased due to the factors discussed in “—Net Revenue” above.

Information Technology

Information technology expense increased $5.7 million, or 38%, to $20.8 million for the nine months ended September 30, 2013 from $15.1 million for the nine months ended September 30, 2012. The increase in information technology costs was primarily the result of us employing more information technology employees, representing $3.2 million of the increase, and procuring more technology assets and services, representing the remaining $2.5 million of the increase, partially in connection with IHP.

Sales and Marketing

Sales and marketing expense increased $2.8 million, or 17%, to $19.0 million for the nine months ended September 30, 2013 from $16.2 million for the nine months ended September 30, 2012. The increase in sales and marketing expense was primarily due to growth in our sales and marketing employee base, representing $2.1 million of the increase, as well as an increase in advertising and promotion expenditures and related expenses to support the expansion of our ecosystem, representing the remaining $0.7 million of the increase.

General and Administrative

General and administrative expense increased $4.2 million, or 26%, to $20.1 million for the nine months ended September 30, 2013 from $15.9 million for the nine months ended September 30, 2012. The increase in general and administrative expense was primarily due to an increase in the number of employees in our finance, human resources and legal functions in support of our anticipated public company status.

Customer Support

Customer support expense increased $0.1 million, or 2%, to $5.0 million for the nine months ended September 30, 2013 from $4.9 million for the nine months ended September 30, 2012. The increase in customer support expense was primarily due to an increase in the number of employees required to support our growing customer base, largely offset by increased efficiency of our customer support representatives.

Depreciation and Amortization

Depreciation and amortization expense increased $2.6 million, or 100%, to $5.2 million for the nine months ended September 30, 2013 from $2.6 million for the nine months ended September 30, 2012. The increase in depreciation and amortization expense was primarily due to increases in depreciable capital associated with leasehold improvements and technology investments.

Other Operating Expenses

Other operating expenses were $6.8 million for the nine months ended September 30, 2013, due to our decision to shift from developing, to outsourcing, certain payment processing technology. In connection with the shift, we wrote off certain technology assets.

Total Operating Expenses

Total operating expenses increased $22.1 million, or 40%, to $76.9 million for the nine months ended September 30, 2013 from $54.8 million for the nine months ended September 30, 2012 for the reasons set forth above.

Operating Income

Operating income decreased $7.5 million, or 15%, to $42.0 million for the nine months ended September 30, 2013 from $49.5 million for the nine months ended September 30, 2012. The decrease in operating income was due to the net effects of net revenue increases, cost of services and sales increases, and total operating expense increases set forth above.

Interest Expense

Interest expense increased $3.6 million, or 33%, to $14.4 million for the nine months ended September 30, 2013 from $10.8 million for the nine months ended September 30, 2012. The increase in interest expense was primarily due to a $100.0 million increase in our borrowings which occurred in November 2012.

Net Income

Net income decreased $11.0 million, or 28%, to $27.7 million for the nine months ended September 30, 2013 from $38.7 million for the nine months ended September 30, 2012 for the reasons set forth above.

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Net Revenue

Net revenue increased $48.6 million, or 31%, to $203.3 million for the year ended December 31, 2012 from $154.7 million for the year ended December 31, 2011. Net revenue increased primarily due to an increase in the dollar volume of payments processed, which accounted for $34.7 million of the increase in net revenue, and an increase in the number of transactions our merchants processed, which accounted for $6.2 million of the increase in net revenue. The volume of payments increased 23%, the number of transactions our merchants processed increased 24%, and the number of merchant customers for whom we processed increased 20%.

Cost of Services and Sales

Cost of services and sales increased $14.2 million, or 29%, to $62.5 million for the year ended December 31, 2012 from $48.3 million for the year ended December 31, 2011. The increase in cost of services was similar in proportion to the increase in net revenue and primarily the result of an increase in amounts we paid to our IPOS Developers and Dealers. The amounts paid increased because the amounts are based upon how much we earned from our merchants, which increased due to the factors discussed in “—Net Revenue” above.

Information Technology

Information technology expense increased $8.6 million, or 63%, to $22.3 million for the year ended December 31, 2012 from $13.7 million for the year ended December 31, 2011. The increase in information technology costs was primarily the result of us employing more information technology employees, representing $4.5 million of the increase, and procuring more technology assets and services, representing the remaining $4.1 million of the increase, partially in connection with IHP.

Sales and Marketing

Sales and marketing expense increased $5.2 million, or 30%, to $22.5 million for the year ended December 31, 2012 from $17.3 million for the year ended December 31, 2011. The increase in sales and marketing expense was primarily associated with growth in our sales and marketing employee base, representing $3.8 million of the increase, as well as growth in advertising and promotion expenditures and related expenses to support the expansion of our ecosystem, representing the remaining $1.4 million of the increase.

General and Administrative

General and administrative expense increased $7.1 million, or 44%, to $23.3 million for the year ended December 31, 2012 from $16.2 million for the year ended December 31, 2011. The increase in general and administrative expense was primarily due to an increase in the number employees in our finance, human resources and legal functions in support of growth.

Customer Support

Customer support expense increased $1.2 million, or 21%, to $6.8 million for the year ended December 31, 2012 from $5.6 million for the year ended December 31, 2011. The increase in customer support expense was primarily due to an increase in the number of employees required to support our growing customer base, partially offset by increased efficiency of our customer support representatives.

Depreciation and Amortization

Depreciation and amortization expense increased $1.4 million, or 54%, to $4.0 million for the year ended December 31, 2012 from $2.6 million for the year ended December 31, 2011. The increase in depreciation and amortization expense was primarily due to an increase in merchant acquisition, leasehold, and technology investments to which depreciation and amortization apply.

Total Operating Expenses

Total operating expenses increased $23.6 million, or 43%, to $79.0 million for the year ended December 31, 2012 from $55.4 million for the year ended December 31, 2011 for the reasons set forth above.

Operating Income

Operating income increased $10.9 million, or 21%, to $61.8 million for the year ended December 31, 2012 from $50.9 million for the year ended December 31, 2011. The increase in operating income was due to the net effects of net revenue increases, cost of services and sales increases, and total operating expense increases set forth above.

Interest Expense

Interest expense increased $7.3 million, or 91%, to $15.3 million for the year ended December 31, 2012 from $8.0 million for the year ended December 31, 2011. The increase in interest expense was primarily due to borrowing $200.0 million of term loan debt at approximately mid-year 2011, in contrast to recognizing a full year of interest expense in 2012. In addition, we borrowed an incremental $100.0 million of term loan debt in November 2012 and recognized incremental interest expense in 2012 relation to the incremental borrowing.

Net Income

Net income increased $3.5 million, or 8%, to $46.5 million for the year ended December 31, 2012 from $43.0 million for the year ended December 31, 2011 for the reasons set forth above.

Seasonality

Our business has experienced in the past, and may continue to experience, seasonal fluctuations in our revenues as a result of consumer spending patterns. Historically our revenues have been strongest in our third and fourth quarters, and weakest in our first quarter. This is due to the increase in the number and amount of electronic payment transactions related to seasonal retail events, such as holiday and vacation spending.

Liquidity and Capital Resources

We have historically financed our operations and working capital through net cash from operating activities. As of September 30, 2013, we had $13.5 million of cash and cash equivalents and available borrowing capacity of $25 million under the Credit Facilities. Our primary cash needs are to fund working capital requirements and capital expenditures, make scheduled payments on our outstanding indebtedness and for Mercury Payment Systems, LLC to pay its tax distributions to members. We believe that our net cash from operating activities, current cash and cash equivalents and available borrowing capacity under the Credit Facilities will be sufficient to fund our operations and planned capital expenditures and to service our debt obligations for at least the next 24 months. As a holding company, we depend on distributions or loans from our subsidiaries to access funds earned by our operations. The covenants contained in the Credit Facilities limit the ability of our subsidiaries to provide funds to us. See “—Senior Secured Credit Facilities.”

Cash Flows

The following table presents a summary of cash flows from operating, investing and financing activities for the nine months ended September 30, 2012 and 2013 and the years ended December 31, 2011 and 2012.

	Year Ended December 31,		Nine Months Ended September 30
	2011	2012	2012	2013
	(in thousands)
Net cash provided by operating activities	$53,635	$60,470	$45,525	$45,771
Net cash used in investing activities	$(14,284)	$(41,022)	$(33,508)	$(33,406)
Net cash used in financing activities	$(32,071)	$(27,138)	$(19,816)	$(22,118)

Cash Flow from Operating Activities

Net cash provided by operating activities was $45.8 million for the nine months ended September 30, 2013, as compared to $45.5 million for the nine months ended September 30, 2012. Net cash provided by operating activities remained relatively flat despite growth in business metrics such as merchants, volume and transactions. This was primarily due to our decision to shift the timing of certain fees paid by our merchants to the fourth quarter of 2013 and out of the nine month period ended September 30, 2013. A greater proportion of these fees for 2012 occurred in the nine months ended September 30, 2012. This contributed to net income, at $27.7 million, not being as large a source of cash for the nine months ended September 30, 2013, compared to $38.7 million of net income for the nine months ended September 30, 2012.

Net cash provided by operating activities was $60.5 million for the year ended December 31, 2012, as compared to $53.6 million for the year ended December 31, 2011. The increase in net cash provided by operating activities was primarily the result of an increase in net income.

Cash Flow from Investing Activities

Net cash used in investing activities was $33.4 million for the nine months ended September 30, 2013, as compared to $33.5 million for the nine months ended September 30, 2012. In 2012, the largest drivers of cash used in investing activities were our acquisition of Sundrop Mobile and capitalized software costs. In 2013, the largest drivers were the construction of our headquarters facility and capitalized software costs.

Net cash used in investing activities was $41.0 million for the year ended December 31, 2012, as compared to $14.3 million for the year ended December 31, 2011. In 2012, the largest drivers of cash used in investing activities were our acquisitions of Sundrop Mobile, capitalized software costs and the property on which our headquarters is being built.

In 2011, uses of cash consisted primarily of capitalized software costs and other technology investments.

Cash Flow from Financing Activities

Net cash used in financing activities was $22.1 million for the nine months ended September 30, 2013, as compared to $19.8 million for the nine months ended September 30, 2012. The increase in net cash used in financing activities was primarily the result of an increase in distributions to our Existing Owners.

Net cash used in financing activities was $27.1 million for the year ended December 31, 2012, as compared to $32.1 million for the year ended December 31, 2011. The use of cash primarily related to distributions to members of $119.2 million and $223.0 million in 2012 and 2011, respectively, net of cash inflows related to borrowings under the Credit Facilities of $95.3 million and $192.0 million in 2012 and 2011, respectively.

Senior Secured Credit Facilities

In July 2011, Mercury Payment Systems, LLC (the “borrower”) entered into $225.0 million senior secured credit facilities (the “Credit Facilities”), consisting of a $200.0 million senior secured term loan and a $25.0 million senior secured revolving credit facility (the “revolving credit facility”). In March 2012, we entered into an amendment to the Credit Facilities, which decreased the base rate spread from 5.0% to 4.0% on the Eurocurrency borrowing option, and decreased the base rate from 4.0% to 3.0% on the alternative base rate option. On October 26, 2012, we amended and restated the credit agreement governing the Credit Facilities and exercised our right to borrow an additional $100.0 million in the form of an incremental term loan.

Our senior secured term loan requires us to pay equal quarterly installments of principal in an amount equal to $750,000, plus interest, with a balloon payment of $284.0 million due at maturity on July 1, 2017. Interest on the senior secured term loan is payable at a rate equal to, at our option, either (1) the Eurocurrency option with an effective rate of LIBOR plus a margin of 4.0% (limited by an established floor rate of 1.5%) or (2) the alternative base rate with an effective rate of the highest of (limited by an established floor of 2.5%) (a) the prime rate of Deutsche Bank, (b) the federal funds effective rate plus 0.5% and (c) 1-month LIBOR (limited by a floor of 1.5%) plus 1.0%, plus a margin of 3.0%. As of December 31, 2012 and September 30, 2013, the rate applicable to the outstanding principal balance of the senior secured term loan was a LIBOR floor of 1.5% plus a margin of 4.0%.

Our revolving credit facility consists of $25.0 million of commitments from financial institutions. Up to $10.0 million of the revolving credit facility is available for letters of credit. Interest on the revolving credit facility is payable at a rate equal to, at our option, either (1) LIBOR plus an applicable margin based on our senior secured leverage ratio or (2) an applicable margin based on our senior secured leverage ratio plus the highest of (a) the prime rate of Deutsche Bank, (b) the federal funds effective rate plus 0.5% and (c) 1-month LIBOR plus 1.0%. We had no amounts outstanding under the revolving credit facility as of September 30, 2013. The commitment fee rate for the average daily unused portion of the revolving credit facility is 0.5% per annum, payable quarterly in arrears. The revolving credit facility expires on July 1, 2016.

The Credit Facilities contain customary covenants and financial restrictions that, among other things, limit the borrower’s ability, subject to certain exceptions, to incur indebtedness, incur liens, merge or consolidate, sell, transfer or lease assets, make investments, pay dividends or distributions, or repurchase the borrower’s membership interests and transact with affiliates. In addition, the Credit Facilities contain a financial covenant that requires us to maintain, as of the last day of any fiscal quarter, a ratio of Consolidated Net Debt to Consolidated EBITDA, each as defined in the Credit Facilities, at or below 5.00 to 1.00. As of September 30, 2013, we were in compliance with this covenant.

All obligations under the Credit Facilities are fully and unconditionally secured by pledged equity interests and security interests in all substantially all of our assets, including our accounts. The Credit Facilities contain customary events of default, including payment defaults, cross-defaults, change in control, failure to comply with covenants and bankruptcy and insolvency.

Other Credit Facilities—Corporate Headquarters Financing

In December 2012, we entered into a $10.0 million loan agreement to finance the construction of our new corporate headquarters in Durango, Colorado. The loan requires us to make monthly interest-only payments on the unpaid principal balances using an interest rate of 4.5% through June 30, 2014; followed by monthly principal and interest payments in the initial amount of $51,978, beginning July 31, 2014, using an interest rate equal to the JP Morgan Chase Bank prime rate plus a margin of 0.55%, or 3.8% as of December 31, 2012. The loan requires a balloon payment of the unpaid principal balance plus interest due at maturity of the loan on December 31, 2022. Our obligations under the loan are secured by the corporate headquarters building. As of September 30, 2013, no advances had been drawn on the loan.

Contractual Obligations

There are no contractual commitments other than leases and borrowings that amount to, individually or in the aggregate, more than 5% of net revenue earned in the nine months ending September 30, 2013.

The following table summarizes our contractual obligations and commitments as of September 30, 2013 related to leases and borrowings:

	Total	Payments Due By Period
		Less than 1 Year	1 – 3 Years	3 – 5 Years	More than 5 Years
	(in millions)
Operating leases	$15.4	$2.3	$2.9	$2.9	$7.3
Borrowings(1)	376.8	21.8	341.4	1.2	12.3
Total	$392.2	$24.1	$344.3	$4.1	$19.6

(1)	Borrowing obligations include term loan debt obligations as well as the swap payments hedging that debt, as well as real estate debt acquired in connection with our headquarters facility. Assumptions supporting the amounts indicated are: (i) principal payments will be made when due without prepayments; (ii) LIBOR rates are assumed to remain at levels equivalent to September 30, 2013; (iii) no draws on revolving facilities are assumed; (iv) existing borrowing-related fees are included; (v) no letters of credit will be drawn; (vi) for real estate loans, “prime rate” is assumed to be the prime rate effective as of September 30, 2013.

Potential payments under our tax receivable agreements are not reflected in this table. See “—Tax Receivable Agreements” and “Certain Relationships and Related Party Transactions—Tax Receivable Agreements.”

Tax Receivable Agreements

Upon the closing of this offering, we will be a party to two tax receivable agreements, each of which is described under “Certain Relationships and Related Party Transactions—Tax Receivable Agreements.” The impact the tax receivable agreements will have on our consolidated financial statements will be the establishment of a liability, which will be increased upon the exchanges of limited partnership units for our Class A common stock, representing 85% of the estimated future tax benefits, if any, relating to the increase in tax basis associated with the Holdings Units we receive as a result of the SLP Corp Merger and other exchanges by holders of Holdings Units. We expect that the payments we will be required to make under the tax receivable agreements will be substantial. The actual increase in tax basis, as well as the amount and timing of any payments under these agreements, will vary depending upon a number of factors, including the timing of exchanges by the holders of Holdings Units, the price of our Class A common stock at the time of the exchange, whether such exchanges are taxable, the amount and timing of the taxable income we generate in the future and the tax rate then applicable as well as the portion of our payments under the tax receivable agreements constituting imputed interest. We intend to fund the payment of the amounts due under the tax receivable agreements out of the cash savings that we actually realize in respect of the attributes to which the tax receivable agreements relate. For more information about the tax receivable agreements, see “Certain Relationships and Related Party Transactions—Tax Receivable Agreements” and “Unaudited Pro Forma Consolidated Financial Statements.”

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. On an ongoing basis, we evaluate our estimates including those related to revenue recognition, goodwill and intangible assets, derivative financial instruments, and equity-based compensation. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

The accounting policies we believe to be most critical to understanding our financial condition and results of operations are discussed below.

Revenue Recognition

We have contractual agreements with our merchants that set forth the general terms and conditions of our relationship with them, including various facets of pricing, payment terms and contract duration. Revenues are recognized as earned (i.e., for transaction based fees, when the underlying transaction is processed) in conjunction with Accounting Standards Codification, or ASC, 605, Revenue Recognition. ASC 605, Revenue Recognition, establishes guidance as to when revenue is realized or realizable and earned by using the following criteria: (1) persuasive evidence of an arrangement exists, (2) delivery has occurred or services have been rendered, (3) the seller’s price is fixed or determinable and (4) collectability is reasonably assured.

We follow guidance provided in ASC 605-45, Principal Agent Considerations. ASC 605-45 states that whether a company should recognize revenue based on the gross amount billed to a customer or the net amount retained is a matter of judgment that depends on the facts and circumstances of the arrangement and that certain factors should be considered in the evaluation. We recognize processing revenues net, among other items, interchange and assessment fees, which are assessed to our merchants on all processed transactions, and other processing costs retained by sponsor banks and processing partners with whom our merchants and/or we contract. Interchange rates are not controlled by us, and we effectively act as a clearing house collecting and remitting interchange fee settlements on behalf of issuing banks, debit networks, credit card associations and processing customers. All other revenue is reported on a gross basis, as we contract directly with the end customer, assume the risk of loss and have pricing flexibility.

Goodwill and Intangible Assets

Goodwill represents the excess consideration paid over fair value of net assets and liabilities acquired in business combinations. Our goodwill balance as of December 31, 2012 was $2.4 million, and as of September 30, 2013 and September 30, 2012 was $2.4 million and $2.4 million, respectively.

Our goodwill represents goodwill attributable to the 2012 acquisition of Sundrop Mobile. Our intangible assets balance as of December 31, 2012 was $4.5 million and as of September 30, 2013 and September 30, 2012 was $4.9 million and $4.9 million, respectively. Our intangible assets consist primarily of acquired customer relationships.

We apply the guidance in ASU 2011-08, Intangibles—Goodwill and Other, for purposes of goodwill impairment testing. This guidance permits us to assess qualitative factors to determine whether the existence of events and circumstances lead to the determination that it is more likely than not that the fair value of a reporting unit is less than its carrying value. The qualitative factors evaluated include macroeconomic conditions, industry and market considerations, overall financial performance, our historical share price as well as other industry specific considerations such as our regulatory environment. Based on this analysis, it was determined that it is not more likely than not that the fair value of the reporting units is less than its carrying value.

Our intangible assets consist primarily of IPOS Developer relationships and capitalized new business costs, which are amortized over their estimated useful lives. We review capitalized new business costs for possible impairment whenever events or changes in circumstance indicate the carrying amounts may not be recoverable.

Derivative Financial Instruments

We use derivative financial instruments to manage our exposure to certain financial and market risks, primarily related to changes in interest rates. We have entered into interest rate swaps to manage interest rate risk associated with our variable-rate borrowings. We do not enter into derivative financial instruments for speculative purposes.

As required, derivative financial instruments are recognized in our statements of financial position at fair value. Our derivative financial instruments are not exchange listed, and therefore the fair values are determined based on models that contemplate the contractual terms of the instruments, observable inputs including interest rates and yield curves and the credit quality of our counterparties, along with our creditworthiness. All key assumptions and valuations are the responsibility of management.

Our interest rate swaps are designated as cash flow hedges of forecasted interest payments related to our variable-rate borrowings. These interest rate swaps qualify for hedge accounting under ASC 815, Derivatives and Hedging. As such, the effective portion of changes in fair value of the instruments is recorded in accumulated other comprehensive income and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Any ineffectiveness associated with the instrument is recorded immediately in interest expense in the statements of income.

Equity-Based Compensation

We measure and expense employee equity-based payments under the fair value method. ASC 718, Compensation—Stock Compensation, requires compensation cost for the grant date fair value of equity-based compensation to be recognized over the requisite service period. For historical awards under the Mercury Payment Systems, Inc. 2007 Equity Incentive Plan, and Mercury Payment Systems, LLC 2010 Unit Incentive Plan, we estimated the fair value of the equity-based awards at the date they were granted using the Black-Scholes option pricing model, except for Mercury Payment Systems, Inc. (“MPS Inc.”) options which were modified in 2010, and revalued using post-modification Black-Scholes assumptions.

Mercury Payment Systems Holdings, Inc. 2014 Stock Award Plan

Prior to the completion of this offering, we expect to adopt our 2014 Stock Award Plan, pursuant to which we may grant equity-based awards to current and prospective directors, officers, employees, consultants and advisors. The 2014 Stock Award Plan is summarized under “Executive Compensation—Additional Narrative Disclosure—Equity Incentive Plans—2014 Stock Award Plan.”

MPS Inc. 2007 Equity Incentive Plan

Prior to the 2010 investment by Silver Lake in Mercury Payment Systems, LLC, MPS Inc. granted equity-based awards under its 2007 Equity Incentive Plan. As an equity investee and successor to the operating assets of MPS Inc., Mercury Payment Systems, LLC accounts for awards made by MPS Inc. to the employees who were transferred by MPS Inc. to Mercury Payment Systems, LLC upon its creation and recognizes the post-transfer expense associated with the awards in its consolidated financial statements. These awards typically vest over a four-year period and expire ten years from the vesting commencement date, which approximates the grant date.

A portion of the purchase price from the Silver Lake investment was held in escrow for release in 2011. Upon distribution of the cash received in the transaction by MPS Inc., modification of the options awards granted subject to the MPS Inc. 2007 Equity Incentive Plan was required. This modification was undertaken to maintain the in-the-money value of the options for the option award recipients. The modification resulted in a repurchase by MPS Inc. of 60% of the vested options granted for $4.8 million in cash, and an increase in the number of shares associated with the non-repurchased portion of each award, along with a decrease in the option exercise price of the non-repurchased awards. Incremental compensation expense resulting from this modification was calculated based on the difference in the fair value of the option awards immediately prior to modification and immediately following the modification. The resulting difference of $1.0 million was ratably recognized over the remaining vesting period of the options, or, for fully vested options, was recognized immediately, with the total amount recognized in 2011 in accordance with the complete vesting of the options.

Pursuant to the payout of funds held in escrow associated with the purchase of Mercury Payment Systems, LLC by Silver Lake, an additional modification of the MPS Inc. option awards was made in May 2011 to maintain the in-the-money value of the options. The modification resulted in an increase in the number of shares of outstanding awards, along with a decrease in the option exercise price of the outstanding awards. Incremental compensation expense resulting from this modification was calculated based on the difference in the fair value of the option awards immediately prior to modification and post-modification. The resulting difference of $0.3 million was ratably recognized over the remaining vesting period of the options, or, for fully vested options, was recognized immediately, with the total amount recognized in 2011 in accordance with the vesting of the options.

A subsequent modification of the MPS Inc. option awards was also made pursuant to the Company obtaining the Credit Facilities. The proceeds of the borrowing of the initial term loan under our Credit Facilities were fully distributed to our members, thus reducing the equity value of Mercury Payment Systems, LLC by $200.0 million. The MPS Inc. option awards were increased in number and the strike price decreased to maintain the in-the-money value of the options. No additional compensation expense was recognized due to this modification.

Based on the vesting criteria and continued service requirements, compensation cost related to time awards was recognized on a straight-line basis over four years. Noncash compensation cost associated with time awards issued under the MPS Inc. 2007 Equity Incentive Plan was $0, $0 and $0.6 million, respectively, for the nine months ended September 30, 2013 and the years ended December 31, 2012 and 2011.

No MPS Inc. stock options were modified after fiscal year 2011. The fair value of stock options modified for the year ended December 31, 2011 was estimated at the date of modification using a Black-Scholes option pricing model with the following weighted-average assumptions:

2011
Risk-free interest rate	0.6% – 1.4%
Expected dividend yield	—
Expected volatility	45%
Expected term (in years)	2.91 – 3.16
Fair value of stock, pre-modification	$471.11—$518.99
Fair value of options, pre-modification	$252.71—$324.97
Fair value of stock, post-modification	$374.63—$471.11
Fair value of options, post-modification	$202.85—$296.41
Fair value of options, granted	NA

The intrinsic value of MPS Inc. stock options outstanding at September 30, 2013 is $     million. This value is computed by multiplying the number of options outstanding by the difference between the initial public offering price and the exercise price of such options, and is based on the assumed initial public offering price of $     per share, which is the midpoint of the price range set forth on the front cover of this prospectus. The fair value of MPS Inc. stock options outstanding at September 30, 2013 is $0.4 million. This fair value is computed using the Black-Scholes model discussed above.

Mercury Payment Systems, LLC 2010 Unit Incentive Plan

Based on the vesting criteria and continued service requirements, compensation cost related to time awards was recognized on a straight-line basis over 4.5 years. Noncash compensation cost associated with time awards issued under the Mercury Payment Systems, LLC 2010 Unit Incentive Plan was $0.9 million, $1.3 million and $0.8 million, respectively, for the nine months ended September 30, 2013 and years ended December 31, 2012 and 2011. At September 30, 2013, there was approximately $7.1 million of equity-based compensation expense related to non-vested time awards not yet recognized. The expense was expected to be recognized over a remaining weighted-average period of approximately 3.1 years.

The value of performance awards outstanding at September 30, 2013 and December 31, 2012 was approximately $6.2 million and $4.4 million, respectively. However, no compensation cost attributable to performance awards was recognized during the periods ended September 30, 2013 and December 31, 2012, as the achievement of such performance was not deemed probable.

The value of the time awards during the nine months ended September 30, 2013 and years ended December 31, 2012 and 2011 was estimated using the Black-Scholes option pricing model, which incorporates the weighted-average assumptions below:

	2013	2012	2011
Risk-free interest rate	1.04%	1.12%—1.23%	1.80%
Expected dividend yield	—	—	—
Expected volatility	30%	30%—35%	45%
Expected term (in years)	6.3	6.3	5.8
Fair value of units	$6.62	$6.35—$6.64	$4.33
Fair value of options	$2.10—$2.17	$2.20—$2.30	$2.41

The intrinsic value of Mercury Payment Systems, LLC stock options outstanding at September 30, 2013 is $         million. This value is computed by multiplying the number of options outstanding by the difference between the initial public offering price and the exercise price of such options, and is based on the assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the front cover of this prospectus. The fair value of time based options outstanding at September 30, 2013 is $10.1 million. The fair values and intrinsic values exclude performance options as the likelihood of the performance condition being met has not been deemed probable. This fair value is computed using the Black-Scholes model discussed above.

The expected option life represents the requisite service period associated with time awards. Due to the lack of specific historical data, the expected volatility is based on the average historical and implied volatility of a peer group. This peer group consisted of the same initial twelve company base for each of our four valuation dates. However, as discussed below, after the first valuation date three additional payment services companies with products similar to the reconciliation and transfer products we market were added to the peer group, for a total of fifteen peer entities. The expected dividend yield reflects the assumption that dividends will not be paid by us to holders of time awards. The risk-free interest rate was based on the yield of a U.S. zero coupon Treasury STRIPS with a maturity equal to the expected term of the grant.

The exercise prices of the equity awards under the 2010 Unit Incentive Plan we have granted to date were equal to the fair value of the Mercury Payment Systems, LLC Class C units at the grant date. Because there was no public market for the securities underlying the awards, we engaged an independent valuation advisory firm to assist our board of directors in its estimate of the fair value of the underlying Class C units, which our board of directors estimated using, among other things, contemporaneous valuation studies conducted by such firm as of October 31, 2011, April 15, 2012, August 15, 2012 and December 31, 2012. The findings of these studies were based on the performance of our business as well as general economic, market and other conditions that could be reasonably evaluated at that time. The analysis in the valuation studies incorporated certain procedures that included a review of historical and projected financial results, projected working capital requirements, the relevant capital structure and other factors. The methodologies in the valuation studies included an analysis of the fair value of Mercury Payment Systems, LLC using two widely accepted valuation approaches: (i) discounted cash flow (the “income approach”) and (ii) market multiples (the “market approach”). The valuation methodologies that we utilized were based on a number of assumptions, including expectations of our future performance and industry, general economic, market and other conditions that could be reasonably evaluated at the time of the valuations. The set of comparable publicly-traded companies used to compute the market multiples was the same as the set of comparable publicly-traded companies used to estimate expected volatility. The major assumptions under the income approach include a discount rate, an effective tax rate and a perpetuity growth rate. The major assumptions under the market approach include a three-year average EBITDA multiple and a marketability discount. The income and market approaches were weighted 50% and 50%, respectively, in the determination of fair value in order to incorporate consideration of both our most recent results as well as our future projections. Furthermore, the value of our Class C units was discounted by 15% as they are non-voting.

We selected a set of twelve comparable publicly traded companies because their primary focuses were analogous to Mercury’s business. All sit in the value chain that starts with credit card data capture at the merchant point-of-sale system and utilize credit card networks, such as Visa and MasterCard. Since the original twelve companies were selected for the first valuation estimate as of October 31, 2011, our business has evolved to include additional recurring business infrastructure services that are part of our payment processing offerings, such as account reconciliation, multi-merchant cash flow balancing and related fund transfers, among other business tools. As a result, in valuation estimates after October 31, 2011, we included in our peer group comparison three additional companies, which provide similar payment services targeting small and medium-sized merchants, in order to enhance comparability in light of the changing business environment in which we operate.

We have further ensured comparability by adjusting certain characteristics of the comparable companies. For example, leverage ratios applied to weighted average cost of capital-related “betas” were matched to Mercury’s leverage ratio, size adjustments were made and adjustments for differentials in the cost of debt (interest rates) between Mercury and the comparable entities were applied.

Market multiples of adjusted EBITDA used in the market approach were determined through an analysis of publicly traded companies that were selected on the basis of operational and economic similarities with our business. These multiples were then applied to our financial results to determine a fair value of Mercury Payment Systems, LLC. The discounted cash flow methodology involved estimating the then present value of the projected cash flows to be generated from the business and theoretically available to the providers of capital based on the then existing capital structure. A discount rate was applied to the projected future cash flows to reflect the risks of ownership and the associated risks of realizing the stream of projected cash flows. Since the cash flows were projected over a limited number of years, a terminal value was computed as of the end of the last period of the projected cash flows. The terminal value was an estimate of the value of Mercury Payment Systems, LLC on a going concern basis as of that future point in time. Discounting each of the projected future cash flows and the terminal value back to the present and summing the results yielded an indicative value for Mercury Payment Systems, LLC.

Information on time and performance awards granted during the nine months ended September 30, 2013 is summarized as follows:

		Time Options			Performance Options
Grant Date	Total Awards	Awards	Exercise Price	Fair Value	Awards	Exercise Price	Fair Value
2/11/2013	140,064	93,098	$6.41	$2.17	46,966	$6.41	$2.17
8/26/2013	2,713,233	1,808,822	$6.60	$2.10	904,411	$6.60	$2.10
9/9/2013	532,000	266,000	$6.60	$2.10	266,000	$6.60	$2.10
9/16/2013	63,840	42,560	$6.60	$2.10	21,280	$6.60	$2.10
9/27/2013	31,290	21,280	$6.60	$2.10	10,640	$6.60	$2.10

Total	3,481,057	2,231,760			1,249,297

Prior to our initial public offering there was no market for our equity securities. We believe that the difference between the exercise price of the 2013 equity awards and the initial public offering price range set forth on the cover of this prospectus is reflective of the following factors:

•	the anticipated positive earnings impact from the successful implementation of our in-house processing initiative, and renegotiation of our payment processing agreement with Global Payments Inc.;

•	significant improvements in the financial and trading markets in general and in the trading prices of comparable companies in particular;

•	our improved financial performance during 2013, which reflected greater efficiencies; and

•	increased marketability and liquidity of our equity securities after the initial public offering.

Off-Balance Sheet Arrangements

We have no off-balance sheet financing arrangements.

Quantitative and Qualitative Disclosure About Market Risk

Interest Rate Risk

We have outstanding borrowings under our senior secured term loan facility and may incur additional borrowings from time to time for general corporate purposes, including working capital and capital expenditures. As of September 30, 2013, the interest rate applicable to the senior secured term loan is, at our option, equal to either (1) the Eurocurrency option with an effective rate of LIBOR plus a margin of 4.0% (limited by an established floor rate of 1.5%) or (2) the alternative base rate with an effective rate of the highest of (limited by an established floor of 2.5%) (a) the prime rate of Deutsche Bank, (b) the Federal Funds Effective Rate plus 0.5% and (c) 1 month LIBOR (limited by a floor of 1.5%) plus 1.0%, plus a margin of 3.0%.

As of September 30, 2013, we had borrowings outstanding of $294.5 million under the senior secured term loan facility. The effect of a 1.0% increase or decrease in the interest rate applicable to such borrowing would increase or decrease total annual interest expense by $2.9 million.

We use interest rate swaps to manage interest rate risk. As of December 31, 2012, we had three interest rate swaps which hedge the variability in the interest payments on $225.0 million of the $294.5 million variable rate senior secured term loan. The fixed rate on $150.0 million of the interest rate swaps is 2.621% and the fixed rate on $75.0 million of the interest rate swaps is 1.680%. Based on the amount outstanding under the Credit Facilities at September 30, 2013, a 1.0% increase or decrease in interest rates, after the effect of our interest rate swaps, would increase or decrease total annual interest expense $0.7 million.

Foreign Currency Exchange Rate Risk

Our revenues are primarily from domestic customers and are realized in U.S. dollars. However, we also realize revenues from sales made in Canada. A 10% strengthening or weakening from the levels experienced during the second quarter of 2013 of the U.S. dollar relative to the Canadian dollar would have resulted in a $0.5 million decrease or increase, respectively, in comprehensive income for nine months ended September 30, 2013.

Effects of Inflation

We do not believe that inflation has had a material effect on our business, financial condition or results of operations.

Real Estate Holdings

We own certain real estate holdings classified as land held for sale. As of December 31, 2012, September 30, 2013, and September 30, 2012, the value of land held for sale was $3.0 million, $3.3 million and $0.0 respectively. We review the value of land held for sale for impairment whenever events or changes in circumstance indicate the carrying amounts may not be recoverable.

Jumpstart Our Business Startups Act of 2012

The JOBS Act permits an “emerging growth company” such as us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We are choosing to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

BUSINESS

Overview

Mercury was founded in 2001 with the vision that small- and medium-sized businesses (“SMBs”) would require seamless and adaptable payments services to accompany their increasing adoption of a new class of sophisticated point-of-sale (“POS”) technology solutions. We created our innovative Mercury Model that combines our payments technology with our robust partner distribution and support network to create a differentiated payments experience for our merchants. We believe this model has disrupted the merchant acquiring market, enabling our rise from the 45th largest merchant acquirer in the U.S. in 2004 to the 12th largest in 2012, measured by transaction volume according to the Nilson Report. Based on this data, our transaction volume grew at a 63% compound annual growth rate (“CAGR”), ranking us as the fastest growing merchant acquirer in the U.S. during this period. In 2012, we had approximately 75,800 merchants, our systems processed over $29 billion in payments volume and we generated $203.3 million in net revenue, an increase in revenue of more than 30% year-over-year.

Mercury is a leading provider of payments technology and services in the U.S. and Canada and empowers merchants to accept a broad range of traditional and emerging electronic payments. We embed our payments technology into third-party software applications used by SMB merchants, enabling them to benefit from the combination of payments and business management functionality. We refer to this class of POS technology solutions as “Integrated Point-of-Sale” or “IPOS.” We utilize an efficient and scalable go-to-market strategy, which involves partnering with the many providers who develop and sell IPOS systems. This network of partners, which we call the Mercury Network, includes Developers, who create software for IPOS systems with functionality tailored for specific business requirements, and Dealers, who sell IPOS systems and provide technology, services and support to merchants.

A growing number of SMB merchants are adopting IPOS systems to take advantage of the declining cost of computers and the availability of new form factors such as tablets and high-quality, industry-specific software applications to better manage their businesses. In 2012, approximately 45% of point-of-sale devices were IPOS-capable, up from 39% in 2010 according to data on single-location SMBs (U.S. and Canada) from IHL, an industry research firm. Over time we expect IPOS adoption by SMBs to continue to grow and more closely reflect the adoption by the largest merchant category tracked by IHL (1,000+ store chains), where IPOS has already grown to represent over 90% of installed POS devices. We anticipate further growth in this category because IPOS solutions are becoming increasingly affordable and feature-rich, resulting in a more attractive value proposition for SMBs in comparison to stand-alone POS systems. Additionally, many SMB merchants will have an opportunity to upgrade their existing POS systems to IPOS as their legacy systems become obsolete or as they require more features and functionality.

SMB merchants often have limited financial and operational resources due to their lower sales volume compared to larger merchants. As a result, SMB merchants typically lack the in-house technical capabilities and personnel to configure and support their IPOS systems and manage integrated payments. Thus, they often rely on a local Dealer to help them select an IPOS system and configure and support their retail technology environment. In the Mercury Model, we incentivize our Dealers to refer Mercury for payment processing services by offering recurring commissions and specialized IPOS customer support for them and their merchants. Since our Developers’ and Dealers’ primary focus is creating and selling IPOS systems, they are generally not well-positioned to handle the complexities of integrated payments functionality. Mercury serves as a single, value-added resource point for the entire ecosystem with respect to payments capabilities. We believe the Mercury Model benefits from powerful network effects, which drive significant benefits to all participants in our ecosystem, increase the value of our network and help sustain our growth.

We believe Mercury’s role has become increasingly important due to the continued adoption and innovation of IPOS technology over the last 10 years and lack of sufficient solutions from traditional merchant acquirers. These trends provide Mercury a large and growing addressable market. We have penetrated less than 10% of the over 1 million merchants in the installed base of our current Mercury Network partners, based on management estimates, and approximately 1% of the 7.2 million SMB merchants estimated to be in the U.S. by First Annapolis. We believe we are well-positioned to capitalize on this large market opportunity as merchants upgrade to IPOS systems.

We identified and promoted IPOS trends over the past 10 years, pioneering a new way to integrate and distribute payments technology services to SMBs. We developed the Mercury Model to meet the converging demands of Developers, Dealers and merchants. The four key elements of the Mercury Model are:

(1)	The Use of IPOS Channel Distribution—We pioneered the distribution of payments technology and services through IPOS Developers and Dealers (also known as independent software vendors and value-added resellers) who embed, bundle and cross-sell our payments services in their own solutions. Mercury is able to access SMB merchants through the Mercury Network of approximately 590 Developers and 2,440 Dealers (as of September 30, 2013) with minimal up-front expenses, making our distribution highly efficient and scalable. Given the fragmented nature of the IPOS software market, we believe this large number of Developers and Dealers is essential to serve SMBs at scale. Our Dealers are dispersed throughout the U.S. and Canada, and, based on a Mercury-sponsored survey of a sample of Dealers, which included questions regarding the number of employees at each Dealer, and management’s evaluation of the responses provided in such survey and ongoing observations of staffing practices at our Dealers, we estimate that the number of employees at our Dealers who advise merchants on the selection and use of payments services is over 13,000. These employees provide key sales and marketing services for us in lieu of a direct sales force. We believe this is the largest network of IPOS partners in the U.S. and Canada, and that our lack of channel conflict differentiates us from most other providers who sell through multiple channels, including directly to merchants.

(2)	Differentiated Technology and Solutions—We built our proprietary technology to enable us to connect to and process transactions from IPOS systems more efficiently and cost effectively without the need for a third-party gateway or middleware, which many other merchant acquirers would require to offer integrated payments. We offer a broad suite of integrated payments, stored value, security and support services to the Mercury Network and our shared merchants. We work with our Developers to embed our technology into their software so that it comes pre-integrated in the IPOS system.

(3)	Deep IPOS Domain Expertise—Over the past 10 years, we have developed deep domain expertise in serving the IPOS ecosystem of Developers, Dealers and merchants. We have used this experience to create proprietary technology solutions to meet their specific needs and build customized integrations into their varied and disparate technology systems. We augment these solutions with best-of-breed marketing programs and customer service capabilities that incentivize and support our entire ecosystem. Our domain expertise has also enabled us to create a powerful culture of specialized customer service that other traditional merchant acquirers with less experience and dedication to serving the IPOS channel frequently lack.

(4)

Software-as-a-Service (SaaS) Delivery Model—We use a SaaS delivery model that enables us to provide our solutions with substantial scale and efficiency. This SaaS delivery combines our cloud-based technologies and Developer integration tools to provide automated updates through efficient methods of access to our proprietary technology platform. This model reduces costs for both Mercury and our partners because it allows us to provide new features and functionality to disparate systems without the need for on-premise updates to Mercury’s software.

We believe the Mercury Model benefits from powerful network effects, which drive significant benefits to all participants in our ecosystem, increasing the value of our network and helping sustain our growth. We believe these network effects create a competitive advantage by making our built-for-purpose model attractive to current and potential partners, provide incentives for our Developers and Dealers to continue to grow their business with us and motivate merchants to remain our customers.

The powerful network effects combined with our other competitive strengths create barriers to entry that have impeded other merchant acquirers from reaching the same scale of channel distribution through Developers and Dealers that we have achieved. Our competitive strengths are interrelated and mutually reinforcing, which means replicating parts of our model may be insufficient to achieve similar results.

We generate revenues primarily on a per transaction basis from fees paid by our merchants. For the year ended December 31, 2013, we reported net revenue of $         million and GAAP net income of $         million, increases of         % and         %, respectively, over the prior year. Also for the year ended December 31, 2013, we reported adjusted EBITDA of $         million and adjusted net income of $         million, increases of         % and         %, respectively, over the prior year. For a reconciliation of adjusted EBITDA and adjusted net income to GAAP net income, see “Prospectus Summary—Adjusted EBITDA and Adjusted Net Income.”

Industry Background

Overview of Electronic Payments

Electronic payments represent a large and growing market that is fueled by a powerful secular shift towards the use and acceptance of card-based payments, such as credit and debit cards, and away from paper-based payments like checks and cash. According to the Nilson Report, purchase volume on credit and debit cards in the U.S. was $4.6 trillion in 2012 and is projected to reach $7.3 trillion by 2017, a compound annual growth rate of 9.5%.

Credit and Debit Card Purchase Volume in the U.S.

Source: The Nilson Report

Overview of the Traditional Merchant Acquiring Industry

To facilitate the adoption and acceptance of these card-based payments at the POS, banks began providing payment services to their local merchants in the 1950s. Providers of these services, both divisions of banks and independent companies, became known as merchant acquirers. Since that time, the merchant acquiring industry has grown and expanded significantly, facilitating the widespread acceptance of card-based payments at merchant points-of-sale. The merchant acquiring industry now includes thousands of providers in the U.S., primarily comprised of:

•	Banks of all sizes—A few with in-house processing capabilities (e.g., Chase and U.S. Bancorp), but most who outsource their processing to a non-bank processor. Banks typically sell merchant acquiring in combination with other commercial banking products (e.g., bank accounts, loans and mortgages).

•	Non-bank payment processors—Which own proprietary processing platforms (like First Data, Heartland Payments and Vantiv). This group represents a very small minority of merchant acquirers in the U.S., and they typically deploy multi-channeled (e.g., bank, direct and indirect) sales models to reach their markets.

•	Third-party independent sales organizations (ISOs)—Which sell payments services to merchants (at a retail price) and outsource the transaction processing services to a bank or non-bank processor (at a wholesale rate).

Traditional merchant acquirers sell their payment processing services to merchants of all sizes, but many focus on SMBs. SMBs are highly fragmented and can be more difficult and expensive to reach than larger merchants, given their large numbers and wide geographic dispersion. However, SMBs are attractive customers because they tend to have higher growth rates and lower price sensitivity than larger merchants, given their smaller size and greater number of new business starts. As a result, the SMB merchant segment represents the greatest revenue opportunity for merchant acquirers, as indicated in the following diagram.

Customer Segmentation of the Merchant Acquiring Industry

Source: First Annapolis; 2010 estimates

In addition, a new category of very small businesses, known as “micro-merchants,” is being increasingly targeted by an emerging class of payments services providers called merchant aggregators. These providers enable micro-merchants to accept card payments without having their own merchant account, instead submitting transactions to payment networks through the aggregators’ merchant account. To qualify for aggregated processing, merchants must process under $100,000 per year in transaction volume. Most micro-merchants have historically transacted primarily with cash and checks and may not be able to qualify for a standard merchant acquiring relationship. Many of these aggregators attract micro-merchants by combining payments services with simplified technology solutions at a bundled rate. Given their small volumes and risk profiles, these businesses are typically not targeted by traditional merchant acquirers. However, as these merchants grow and demand more substantial technology, services and support, they can become attractive to merchant acquirers.

Methods of Electronic Payments Acceptance

As electronic payments have gained widespread adoption, the technologies used to accept and process these payments (“POS technologies”) have evolved significantly. Historically, merchants chose stand-alone payments technologies to facilitate basic acceptance of electronic payments from their customers. Based on a number of trends in the industry, including advancements in electronic cash register and POS technologies, many merchants are choosing to integrate payment functionality with their other business management systems.

Stand-Alone POS Technologies

From the 1950s to the 1980s, merchants accepted card-based payments using a carbon paper-based imprinting method to capture customers’ card information. This method was replaced by the introduction of electronic card readers that captured the same information stored on a magnetic stripe on the payment cards. Stand-alone devices enable merchants to swipe a card or manually enter the account information on the card, but typically have limited functionality beyond accepting card payments. The main types of stand-alone electronic card reading devices include:

•	POS Terminals—These are stand-alone electronic card readers that can be wired or wireless. These terminals typically sit next to a cash drawer or beside a cash register or PC-based POS technology. These POS card terminals are manufactured and sold by firms such as VeriFone, Ingenico and Equinox. These devices are not integrated to a merchant’s other systems, which can inconvenience both the merchant and the consumer. As they are used in conjunction with a cash register or PC-based POS system, they add additional time and complexity for the merchant to perform critical daily tasks, such as cash and check reconciliation, which are managed by these other systems.

•	Mobile Device Terminals—These are a combination of hardware and mobile applications that enable consumers’ mobile devices to be used as POS card readers. These are typically marketed directly to low-volume merchants who require limited functionality. Mobile device terminals are manufactured and sold by firms such as Square, ROAM (an Ingenico company) and Intuit.

Integrated POS Technologies

In the 1990s, advancements in electronic cash register and PC-based POS software technologies allowed for payments functionality to be embedded in these systems, creating an IPOS class of POS technologies. Larger merchants were early adopters of IPOS systems, and this technology is spreading into SMBs across many industry verticals. The technology is also evolving with mobile- and tablet-based software and hardware innovations.

•

Electronic Cash Register (ECR)—These are modern cash register platforms that utilize embedded software to facilitate basic payment acceptance and various back office functions like accounting system integration and inventory tracking. Combined with specialized networking technology and electronic payment card swipers, ECRs can be used to facilitate electronic payments, including credit, debit and gift cards, providing a basic IPOS solution to merchants.

•	PC-Based Point of Sale—These are sophisticated technology solutions that are designed by specialized, often vertically focused IPOS Developers and are typically sold, installed and serviced by IPOS Dealers. These solutions are a combination of computer hardware and software designed to provide merchants with a system capable of integrating and automating a variety of critical retail store operations. The most common operations include (1) Payment Processing Functions—which typically include payment acceptance, stored value card processing, loyalty application management, information security and returns processing; (2) Business-Specific Operating Functions—which typically include core operating and value-added functions that are often customized to the needs of an individual type of business. For example, in a restaurant these may include seating management, food order systems, kitchen preparation management and wait-staff tip adjustments; and (3) Back Office Functions—which typically include business management functions such as accounting and financial management, employee time, attendance and payroll management, inventory management and business optimization tools such as reporting and analytics. PC-based POS solutions are capable of being networked together in a variety of configurations to support both on premise and multi-location enterprise needs. For example, a 10-store restaurant chain can use a PC-based POS solution to run their entire operation, which can include multiple stations within each store.

•	Tablet-Based Point of Sale—These are a combination of hardware and tablet-specific software applications that enable tablet devices to be used as POS software solutions. These are typically sold by specialized, tablet-specific software developers to smaller merchants, who require less functionality than the more sophisticated, PC-based POS solutions provide. As the tablet-based POS products mature, we believe they will be sold to larger and more sophisticated SMB merchants, across more verticals and at greater scale than they are today.

Accelerating SMB Shift to IPOS Solutions

There is an accelerating shift among SMB merchants toward IPOS systems, displacing traditional stand-alone card technologies that lack the integrated, multi-purpose functionality that is available in IPOS systems. In 2012, approximately 45% of all POS devices were IPOS-capable, up from 39% in 2010 according to data on single-location SMBs (U.S. and Canada) from IHL, an industry research firm. In addition, this research indicates that in 2012, 69% of all new POS device shipments to SMB merchants were IPOS-capable, compared to 94% for the largest merchants. We believe this shift is due to a number of trends, including the decreasing costs of IPOS systems, demand for more payment options, vertical specialization of IPOS software, new security standards and the penetration of tablet and SaaS-based IPOS systems. According to a survey conducted in 2013 by Vertical Systems Reseller, over 66% of surveyed merchants plan to upgrade their POS solution within the next three years. We believe adoption will be driven by key trends, including:

•	Declining Costs of IPOS Systems—Larger merchants were initially the primary users of IPOS. However, similar to the personal computer market, the prices of these solutions have declined considerably as new software developers have entered the market, hardware costs have declined, and more efficient cloud-based services have gained traction. As a result, technology solutions that were once only feasible for large retail stores and chains are becoming increasingly accessible to the entire SMB merchant market.

•

Demand for Integrated, Omni-Channel Technology Solutions—Many SMB merchants are demanding better technology solutions to improve efficiency and gain a competitive advantage. For example, many small businesses have not been able to afford and implement stored-value solutions in the past, but are now able to manage programs through their IPOS. Additionally, many merchants want to automate and optimize everyday business functions, such as inventory management. They are also seeking to integrate multiple commerce channels, such as ecommerce and in-store, into one consolidated platform. As a result, we believe many SMB merchants are adopting IPOS solutions that can provide a centralized IT solution with access to a suite of integrated technologies that perform business operations, facilitate sales across multiple commerce channels, process payments and provide back-office functionality.

•	Vertical Specialization of IPOS Software—Given the unique needs of different merchant types spread across different industry verticals using different types of technology, many software developers are creating highly specialized, vertical-specific IPOS systems. SMBs have expressed demand for this functionality, and development of these solutions requires relatively minimal R&D investment, so we believe the number of unique IPOS Developers in the U.S. will continue to expand rather than consolidate, as seen in other areas of the software industry. As a result, numerous IPOS systems have been developed specifically for niche markets as varied as bowling alleys, food trucks, pizza restaurants and dentists’ offices. The increasing availability and promotion of these solutions allow more SMBs to adopt IPOS solutions that cater to their specific business needs.

•	Security-Driven Technology Upgrades—An increasing focus on information security at the point of sale and the implementation of payment-related security standards are drivers for SMBs to upgrade to IPOS systems. For example, over the past decade, the enforcement of Payment Card Industry (“PCI”) standards, which govern in part, how consumers’ card information is handled at the point of sale, has correlated with many SMB merchants upgrading to more advanced IPOS systems that can help them attain compliance. A new payment card security and global interoperability standard developed by a consortium of the card associations, called the EMV standard (which stands for Europay, MasterCard, Visa), required compliance by U.S. payment processors in April 2013 and is required for merchant adoption by October 2015. This industry mandate, in part, sets new requirements and technical standards for IPOS systems, requiring that they be capable of accepting the more secure “chip” cards that utilize the EMV standard, and setting new rules for data handling and security with the goal of reducing losses associated with fraudulent card use. If merchants do not use systems that are EMV compliant, they risk fines and liability for counterfeit fraud losses. EMV has been implemented in Canada and countries in Europe, Latin America and Asia, and many merchants are upgrading their IPOS systems to remain compliant. We believe the continued implementation of EMV throughout the world, and the pending implementation of EMV in the U.S., will be another driver for IPOS solution upgrades and adoption.

•	Penetration of Tablet and SaaS Solutions—Over the past few years, Developers have been introducing tablet-based IPOS solutions, many of which are offered on a Software-as-a-Service (“SaaS”) basis. These solutions have very low up-front costs, inexpensive and easily replaceable hardware and affordable monthly subscription pricing. Tablet-based solutions provide a compelling technology upgrade option, particularly for small, new merchants and existing merchants using traditional card terminals and cash registers. According to the research firm IHL, approximately 50% of all merchants surveyed in 2011 were considering adopting a mobile IPOS solution in the next three years, which includes tablet-based solutions. We believe this trend will continue to increase the adoption of IPOS systems as the functionality, sophistication and enterprise integration of tablet-based solutions continue to improve.

Increasing Adoption of New Payments Technologies and Services by SMBs

In addition to the significant advancement and adoption of IPOS, there has been substantial innovation and investment in the payments and POS industries over the last several years. As a result, numerous new payments products and services, such as rewards programs and mobile payments, are being promoted and increasingly adopted by SMB merchants. Some of these new payment products and services include:

•	Stored Value and Loyalty Programs—Many SMB merchants are adopting and promoting their own loyalty, rewards and gift card programs to attract and retain their customers. Innovations in cloud-based program management solutions and integration into IPOS systems have enabled SMB merchants to provide loyalty applications and manage gift card programs that are similar to the offerings that larger merchants already provide.

•	Ecommerce Payments—Brick-and-mortar SMBs are establishing online presences to promote their business and conduct multi-channel commerce. These merchants are increasingly looking for technology solutions providers to facilitate the integration to, and seamless processing for, online and offline payments.

•	Mobile Payments—As new mobile payment solutions like PayPal Mobile, Google Wallet, Isis and others are introduced at larger merchants, many SMB merchants are seeking ways to accept these new forms of payment to provide their consumers with competitive functionality and customer engagement options.

•	Data-Driven Services—SMB merchants are looking for more sophisticated tools and services that are driven by the valuable data derived from their customers’ payments. These capabilities include advanced reporting and analytical tools, the promotion of merchant rewards, the adjudication and redemption of offers and incentives and the ability to commercialize data at the point of sale, such as POS-initiated marketing.

While these capabilities represent significant opportunities for SMB merchants to level the playing field with larger retailers, the wide spectrum of new choices, their technology requirements and their impact on other areas of merchants’ businesses can be overwhelming and risky. In addition, if these new payments technologies and services are not integrated with a SMB merchant’s POS technology, these emerging solutions can be nearly unusable by them. This presents an attractive opportunity for technology and service providers, including IPOS Developers and Dealers, to bundle, simplify and integrate these services into an IPOS solution.

Traditional Merchant Acquirers’ Fragmented Approach to IPOS

When working with a traditional merchant acquirer, merchants using an IPOS system are typically required to use a number of different providers, each using separate, disjointed processes. The value chain can be complicated and expensive, involving the use of up to four different product and service providers:

•	Developer—Provides business management software capable of integrating payments functionality using third-party gateway or middleware software.

•	Payment Gateway or Middleware Vendor—Provides third-party gateway or middleware that facilitates the processing of a payment from the point of sale and routing the transaction to the merchant acquirer for authorization, settlement and funding. There is typically an additional cost related to the use of third-party software to perform this function.

•	Merchant Acquirer—Receives payments information from the merchant’s systems to facilitate authorization and settlement of payments, ensuring the merchant is funded. Merchant acquirers charge merchants to process payments, which is incremental to the costs required for the third-party gateway or middleware.

•	Dealer—Sells and installs the IPOS solution and coordinates support among the Developer, payments technology software vendor and merchant acquirer.

In the traditional merchant acquirer approach, once the IPOS solution is set up, there is a substantial amount of ongoing support for the merchant as a result of typical usage. Payments related issues are one of the most common support problems when using POS software. Furthermore, the complicated and fragmented nature of the value chain involved in setting up and utilizing IPOS solutions with traditional acquirers makes it difficult to diagnose the source of payments related support issues, which cost merchants both time and money to resolve. For example, a merchant may not be able to settle their daily funds, which could be caused by either the merchant acquirer, third-party software or the POS software. The merchant will call the Dealer to help resolve the issue, who in turn is forced to coordinate among the various participants in the value-chain to solve the problem.

Rapid Rate of Change and Complexity in the Payments and IPOS Sectors Creates New Opportunities

We believe many merchants are adopting sophisticated POS solutions to enhance the efficiency of their business and to help them attract customers and generate revenue. Payments integration is a critical and increasingly complex component of the overall solution, which is made more difficult by the numerous disparate technologies and specialized IPOS systems in the market. Based on our industry experience, we believe that neither the merchants, who frequently lack the IT expertise, nor the traditional merchant acquiring sales and support representatives, who typically are not familiar with the integrated payments landscape, are well-positioned to successfully navigate these solutions. As a result, we believe SMB merchants look for IPOS technology and payments providers who can help them navigate this complex market.

To meet these demands and serve these opportunities, many Developers are adding integrated payments services to their solutions and are looking for high-quality technology and support partnerships to create these offerings. Similarly, Dealers seek IPOS solutions that they can sell that integrate these capabilities and are acting as a trusted technology advisor to SMB merchants. Many Dealers are also looking for high-quality payments technology and service providers to partner with to help assist their SMB customers in a simple and seamless IPOS experience. We believe IPOS Developers and Dealers may increasingly depend on, and are looking for, payments technology service partners who can (1) understand their unique needs and technologies, (2) help them embed payment processing solutions into their systems, (3) help them navigate the complexity and regulatory burdens of the payments industry and (4) provide high-quality support for these services.

The Mercury Model

The shift to IPOS requires a specialized approach to effectively and efficiently serve merchants and the technology and service providers upon which they rely. Mercury has built proprietary and differentiated payments technology and services to meet the specialized needs of Developers, Dealers and SMB merchants. For over 10 years, we have been successfully entering into partnerships and selling our services to meet these demands through a superior, disruptive business model that is gaining market share.

Overview of the Mercury Model

Mercury pioneered a new business and go-to-market model focused on IPOS Developers and Dealers. This model creates a differentiated merchant experience and a highly efficient distribution, customer acquisition and monetization engine.

We have identified and promoted IPOS trends over the past 10 years, pioneering a new way to integrate and distribute payments technology and services to SMBs. We developed the Mercury Model to meet the converging demands of Developers, Dealers and merchants. The four key elements of the Mercury Model are:

(1)	The Use of IPOS Channel Distribution—We pioneered the distribution of payments technology and services through IPOS Developers and Dealers who embed, bundle and cross-sell our payments services in their own solutions, and in return, earn recurring commissions for each merchant they refer to Mercury. We are able to access SMB merchants through the Mercury Network of approximately 590 Developers and 2,440 Dealers (as of September 30, 2013) with minimal up-front expenses, making our distribution highly efficient and scalable. Given the fragmented nature of the IPOS software market, we believe this large number of Developers and Dealers is essential to serve SMBs at scale. Our Dealers are dispersed throughout the U.S. and Canada, and, based on a Mercury-sponsored survey of a sample of Dealers, which included questions regarding the number of employees at each Dealer, and management’s evaluation of the responses provided in such survey and ongoing observations of staffing practices at our Dealers, we estimate there are over 13,000 employees at our Dealers who advise merchants on the selection and use of payments services. These employees provide key sales and marketing services for us in lieu of a direct sales force. We believe this is the largest network of IPOS partners in the U.S. and Canada, and that our lack of channel conflict differentiates us from most other providers who sell through multiple channels and/or directly to merchants.

(2)	Differentiated Technology and Solutions—We built our proprietary technology to enable us to connect to and process transactions from IPOS systems more efficiently and cost effectively without the need for a third-party gateway or middleware, which many other merchant acquirers would require to offer integrated payments. We offer a broad suite of integrated payments, stored value, security and support services to the Mercury Network and portfolio of merchants. We work with our Developers to embed our technology into their software so that it comes pre-integrated in the IPOS system.

(3)	Deep IPOS Domain Expertise—Over the past 10 years, we have developed deep domain expertise in serving the IPOS ecosystem of Developers, Dealers and merchants. We have used this experience to create proprietary technology solutions to meet their specific needs and build customized integrations into their varied and disparate technology systems. We augment these solutions with best-of-breed marketing programs and customer service capabilities that incentivize and support our entire ecosystem. Our domain expertise has also enabled us to create a powerful culture of specialized customer service that other traditional merchant acquirers with less experience and dedication to serving the IPOS channel frequently lack.

(4)	Software-as-a-Service (SaaS) Delivery Model—We use a SaaS delivery model that enables us to provide our solutions with substantial scale and efficiency. This SaaS delivery combines our cloud-based technologies and Developer integration tools to provide automated updates through efficient methods of access to our proprietary technology platform. This model reduces cost for both Mercury and our partners because it allows us to provide new features and functionality to disparate systems without the need for on-premise updates to Mercury’s software.

By ensuring that our payments solutions work with Developers, Dealers and merchants in an integrated, efficient and economically advantageous manner, Mercury addresses the fundamental shortcoming of the traditional merchant acquiring model that causes friction in the growing IPOS market.

Benefits to Participants

The Mercury Model creates a robust virtuous cycle, driving significant benefits for all participants:

•	Developers—Mercury provides Developers with sophisticated functionality for their solutions and convenience and value for their customers. For example, Mercury provides solutions to help Developers navigate the complex landscape of security, compliance and hardware compatibility decisions. Furthermore, as new payment offerings come to market, such as PayPal at the point of sale, EMV technologies, or mobile payments, Mercury helps Developers integrate this new functionality into their solutions. Mercury compensates Developers for their role in distribution via commissions generated by the transaction fees of merchants using the IPOS systems that they created.

•	Dealers—Mercury provides Dealers with sophisticated functionality for the solutions that they sell and dedicated, high-quality customer service and support for their merchants. For example, Mercury handles all payments related support calls from merchants, and our support teams are trained on both the intricacies of payments as well as the unique IPOS system that the merchant is using. This augments the services that a Dealer provides and reduces potentially costly and burdensome tasks for them. Mercury compensates Dealers for their role in distribution via commissions generated by the transaction fees of merchants using the IPOS solutions that they sell and maintain. According to internal survey data, our Dealers value our customer support even more than the commissions we pay them.

•	Merchants—Mercury enables SMB merchants to conduct their everyday transactions by empowering them to accept and process a variety of electronic forms of payment, such as credit, debit and stored value cards, through most technology devices that they prefer to use or commerce channel they prefer to sell through. These capabilities are designed to provide greater convenience and lower costs to the merchant, since no third-party payments technology provider is needed to route transactions from the IPOS to the merchant acquirer. As SMB merchants adopt—or switch—IPOS systems, we are capable of handling their payment processing needs for most of the systems they may choose. In addition, Mercury provides a broad suite of integrated, value-added services that provide SMB merchants with additional business benefits, including stored value and rewards programs, security and compliance solutions and reporting tools. Importantly, our deep relationships with and knowledge of their Developer and Dealer allow us to provide a high-quality support experience, which we are able to provide only because of the coordination inherent in the Mercury Model.

•	Mercury—By providing a frictionless experience for Developers, Dealers and merchants, we are able to acquire merchants cost-effectively and provide them a differentiated suite of products and services, resulting in the fast growth in our merchant portfolio.

Network Effects of the Mercury Model

We believe the Mercury Model benefits from powerful and mutually reinforcing network effects, which drive significant benefits to all participants in our ecosystem, increasing the value of our network and helping sustain our growth. The large reach of the Mercury Network increases our merchant base, which helps us develop a broad set of products, services and support capabilities to meet this diverse community’s needs. This growing ecosystem then attracts other partners, like PayPal, who can provide additional functionality and services to SMB merchants at scale. We believe the network effect of our business will continue to expand and help drive incremental growth in the future.

The following describes an example of the Mercury Model’s network effect:

•	Mercury recruits and integrates with a new Developer.

•	To sell more systems, the Developer provides Mercury with a list of their Dealers.

•	Mercury recruits the new Dealers and deepens relationships with existing partners.

•	New Dealers refer Developers that Mercury does not support so we can integrate with all the systems they sell.

•	When merchants upgrade POS and/or change service relationships, they may change Developers and Dealers whom they refer to Mercury so they can continue to receive their current payments solutions.

•	Mercury continuously develops and enhances products and services based on ecosystem feedback, providing further innovation and value.

•	As partners grow their merchant portfolio with the Mercury Network, the economic value compounds to become an important source of income for their business and they are further committed to the relationship.

The Mercury Model’s Disruption of the Traditional Merchant Acquiring Industry

The applicability of the Mercury Model to today’s SMB payments landscape has enabled us to disrupt the traditional merchant acquiring approach. We believe the following attributes of the Mercury Model, in conjunction with increasing IPOS adoption, have enabled us to capture market share and grow faster than traditional merchant acquirers:

•	Seamless technology integration—Our numerous payment integration options are designed to seamlessly embed our payments services within our Developers’ IPOS systems. This enables us to provide dedicated customer service that is able to understand and support our partners’ IPOS solutions and provide easier upgrades to and development of new functionality.

•	The strong relationships and economic alignment with our partners—We believe our Developers and Dealers are highly incentivized to promote our services due to the value we provide to their IPOS solutions, the strong customer support we provide both to them and to our shared merchants, as well as the valuable, recurring commissions that we provide as their merchants process more transactions. We believe our model is aligned with our distribution partners and is designed to avoid the channel conflicts created by many of our competitors, who use multiple, competing, direct and indirect sales channels.

•	Attractive economics—Our highly efficient distribution model is designed to provide attractive economics through high merchant retention and recurring revenue, low cost of merchant acquisitions, no up-front commission expenses and low price sensitivity due to the delivery of our services as a bundled offering with the IPOS system.

•	The stickiness of our solutions—Our bundled technology offering is designed to be highly valuable to our distribution partners and to provide greater convenience and functionality to our merchants. For example, the integration of our services can add data and reporting related to payments into other functionality in the Developer’s IPOS system. We believe this creates a joint value proposition that is designed to be greater than the sum of its parts. As a result, our services can be harder to replace by a competing provider that lacks this connectivity and integration. Ultimately, we believe this results in high merchant and revenue retention.

We believe the Mercury Model’s combination of economic efficiency, network effects and benefits to participants has disrupted the merchant acquiring industry and serves as a foundation for Mercury’s strategy. Furthermore, we believe that our momentum with emerging technologies, such as integrations with tablet IPOS Developers, will position us strongly as the landscape evolves.

Our Competitive Strengths

We believe we have attributes that differentiate us from our competitors and provide us with significant competitive advantages. The combination of these individual advantages produces a synergistic network effect that further differentiates the Mercury Model. We believe that the Mercury Model creates meaningful barriers to entry for other merchant acquirers attempting to reach the same scale with Developers and Dealers.

Market Leadership Established Through Early-Mover Advantage

We believe we have established ourselves as a leading provider of payments technology services to the IPOS ecosystem by pioneering the integration and distribution of our services through a network of over 3,000 IPOS Developers and Dealers, which management estimates is the largest network of IPOS Developers and Dealers among providers of payment processing services in the U.S. and Canada. By creating valuable solutions for each participant in our ecosystem, our early-mover advantage enabled us to build what we believe to be the largest network of partners. The Mercury Network included approximately 590 Developers and 2,440 Dealers as of September 30, 2013. We believe this enables us to build deep technology relationships and create strong economic bonds through our recurring commissions with our Developers and Dealers. We believe our leadership position attracts new business and reduces the likelihood of existing partners and merchants switching to other vendors.

Our leadership position has created a strong brand and reputation, as evidenced by our numerous industry awards, including being named the first payment service provider to win the Retail Solutions Provider Association’s Gold Medallion award. These accolades help us attract strategic constituents to the Mercury Network.

Large, Integrated Network of IPOS Developers and Dealers

We have built a network of approximately 590 Developers and 2,440 Dealers as of September 30, 2013, which we believe is the largest ecosystem of IPOS partners in the U.S. and Canada. Based on a Mercury-sponsored survey of a sample of Dealers, which included questions regarding the number of employees at each Dealer, and management’s evaluation of the responses provided in such survey and ongoing observations of staffing practices at our Dealers, we estimate there are over 13,000 employees at our Dealers who advise merchants on the selection and use of payments services, which we believe is substantially larger than any direct sales force of payments related services in the U.S. and Canada. Furthermore, our partners provide broad merchant reach with minimal concentration. We believe the scale of the Mercury Model is important to our partners, because (1) our Developers can leverage our reach with their entire Dealer base to take a programmatic approach to selling their IPOS solution and (2) our Dealers benefit from being able to refer Mercury for the majority of the systems they sell, simplifying support and growing their merchant portfolio.

Deep and Proprietary Expertise in Ecosystem Management

We have invested over 10 years exclusively focused on optimizing the methodologies, processes and systems required to manage our channel relationships. Leveraging these relationships with our partners and powered by our technology platform, we are able to obtain, store and utilize information within the ecosystem and have developed a differentiated domain expertise in serving the IPOS Developer, Dealer and merchant community. We believe these capabilities are difficult to replicate in part and as a whole system.

Our expertise provides value to the Mercury Network through support and education of our Developers and Dealers—helping them more effectively bundle payments services into their suite of offerings—and managing their merchants based upon each partner’s specific preferences. Our ecosystem expertise includes refined methodologies for monetary and non-monetary incentives for the Mercury Network. In 2012, we paid over $45 million in commissions and incentives to our Developers and Dealers, providing a material source of recurring income for their businesses and deepening their relationship with Mercury.

IPOS Integration Technology and Support

We have developed proprietary technology, processes and tools for embedding payments in a variety of POS technology environments. Over the past 10 years, Developers have integrated our services into over 2,500 unique versions and sub-versions of IPOS software. This expertise enables us to address emerging technologies and form factors as they arise, as evidenced by our traction in establishing partnerships with approximately 30 tablet IPOS Developers, which we expect to grow. Our experience with such a wide range of integration scenarios creates meaningful value for our Developers that rely on our technical expertise to handle what is typically their most sensitive outsourced relationship. It also enables us to provide a highly differentiated support experience for our merchants and Dealers.

Proprietary Technology Platform and SaaS Delivery Model

We have a single, proprietary platform that enables us to integrate with over 2,500 IPOS software versions and sub-versions and provide a broad range of transaction processing services. Our proprietary processing platform includes front- and back-end merchant processing systems that enable the routing and settlement of transactions, a stored value card processing system and support systems that provide CRM, business workflow, reporting, data management and treasury services. See “—Our Technology—In-House Processing Initiative.”

We use a SaaS delivery model that enables us to provide our solutions with substantial scale and efficiency. This SaaS delivery combines our cloud-based technologies and Developer integration tools to provide automated updates through efficient methods of access to our proprietary technology platform. This model reduces costs for both Mercury and our partners because it allows us to provide new features and functionality to disparate systems, without the need for on-premise updates to Mercury’s software.

Differentiated Suite of Products & Services

We believe the breadth and functionality of our products and services is a differentiator in the marketplace. We offer our distribution partners a comprehensive suite of technologies and services that enable the development, integration and utilization of our payments, stored value and security solutions across numerous IPOS systems and merchant industry verticals. We offer merchants a comprehensive suite of solutions for accepting both traditional and emerging payment types, managing stored value programs, reporting and providing omni-channel commerce services.

For our merchants, we provide a range of solutions, integrated into their IPOS system, that enable them to accept payments and grow their business. Our primary solutions include: (1) MercuryPay, our core payment processing service for credit, debit, EBT, emerging payment instruments and mobile wallet providers, as well as ecommerce and mobile commerce processing services; (2) MercuryGift, our gift card issuance and acceptance service; (3) MercuryView, our application for real-time, customizable transaction reporting and alerts; and (4) a broad range of value-added and support services. See “—Our Solutions.”

Deep-Rooted Culture Focused on Merchant and Partner Service

Our culture is deeply rooted in providing a differentiated merchant and partner service that leverages our IPOS domain expertise, technical knowledge and the enterprise-wide belief that we only succeed if our partners and merchants succeed. We believe that our service-centric culture resonates with SMB merchants and that serving our customers the Mercury Way helps us win.

Powerful Network Effects and Barriers to Entry

We believe the Mercury Model benefits from powerful and mutually reinforcing network effects, which drive significant benefits to all participants in our ecosystem, increase the value of our network and help sustain our growth. The large reach of the Mercury Network increases our merchant base, which helps us develop a broad set of products, services and support capabilities to meet this diverse community’s needs. These capabilities help us recruit additional Developers and Dealers to join the network, in order to offer a more competitive solution to their current and prospective merchants. This growing ecosystem then attracts other types of partners, like PayPal, who can provide additional functionality and services to SMB merchants at scale.

Our Growth Strategies

Our large and scalable distribution capabilities, innovative technologies, and attractive products and services make us well positioned to pursue a variety of growth strategies. We plan to drive growth through the following strategies and expand the reach of the Mercury Network and the value we provide to our entire ecosystem:

Continue to Penetrate the Mercury Network’s Installed Base of Merchants

We will continue to aggressively pursue the merchant installed base of our Developer and Dealer partners in the U.S and Canada. We believe many merchants who use one of our partners’ IPOS systems or POS terminals have not switched to using Mercury as their payments technology provider because they either have not been proactively approached or have not faced a catalyst that provides an opportunity to switch, such as a technology upgrade or service issue or contract expiration with their current provider. We have and will consider implementing a variety of sales strategies, training programs and partner promotions to target these merchants. Based on management estimates, less than 10% of our partners’ installed base of approximately 1 million merchants is currently served by Mercury. We believe selling to this installed base of merchants will be a significant driver of our growth in the near-term.

Expand the Mercury Network of Developers and Dealers

We plan to continue to expand the Mercury Network of Developers and Dealers to maximize our coverage of IPOS SMB merchants in the U.S. and Canada. We will strategically target Developers and Dealers that enable us to penetrate or consolidate our market leadership in specific industry verticals. We believe we have an addressable opportunity of over 3,000 Developers and over 5,000 Dealers in the markets we currently serve. Additionally, we expect the prevalence of new IPOS form factors, such as tablets, and the proliferation of consumer payment options to continue to support a large and diverse set of Developers and Dealers serving the SMB market.

Expand and Enhance Our Suite of Products & Services

We intend to maintain our leadership position in the industry by providing best-of-breed payments solutions to our Developers, Dealers and merchants. We will continue to leverage our single, proprietary platform and processing capabilities to promote innovation and expand our suite of products and services to meet the needs of our Developers, Dealers and merchants. Additionally we will continue to invest in technology that supports the Mercury Model and drives differentiation in our go-to-market strategy.

We have a strong track record of introducing new solutions, such as our stored value cards, which run on a proprietary processing platform that is now in use by nearly 40% of our merchants and continues to grow. We have also partnered with leading emerging payments providers, such as PayPal, Paydiant and ISIS, to provide mobile payments and mobile wallet capabilities to our merchants. By continuing to expand and enhance our products and services, we believe we will continue to attract new IPOS partners and merchants and enhance the lifetime value of our portfolio by cross-selling and up-selling new services.

Expand and Promote Omni-Channel Commerce

SMB merchants are increasingly looking to sell through various channels, including brick-and-mortar stores and mobile and online channels, to increase sales and create a convenient customer experience. Today, approximately 8% of our merchants utilize our services for online or mobile commerce payments, and we expect this percentage to grow. Furthermore, consumers’ increasing use of the internet and smart phones has driven merchant demand for new omni-channel capabilities, such as “order ahead” for restaurants or “store pickup” for retailers, in which a consumer can order and pay for an item online or from their mobile phone before going to a merchant’s location to simply pick it up. We believe there is large potential for further promotion and adoption of these capabilities among SMB merchants and support for additional omni-channel use-cases. We believe our disruptive business model is well suited to address the growing demands for omni-channel commerce, and we plan to pursue incremental growth opportunities.

Expand into New Verticals and Markets

In addition to the significant growth opportunities in our current markets, which today cover over 190 standard industrial classification (“SIC”) codes, we will continue to evaluate opportunities in new industry verticals and merchant categories as IPOS solutions gain adoption. Our business model and single, proprietary technology platform, further enhanced with new capabilities from our in-house processing investment, are highly flexible and can serve a variety of new merchant sizes, categories and locations. We will continue to expand into new industry verticals as the Mercury Network develops new, industry-specific IPOS solutions for those verticals or the sales forces of our Dealers begin to penetrate them with existing solutions. We may also expand into new markets as our current partners expand their own businesses and as our current merchants grow and expand into new markets and areas of commerce.

Selectively Pursue Strategic Acquisitions

Given the large size and attractive growth trends of our current addressable market, we are primarily focused on growing our business organically. However, we may selectively pursue strategic acquisitions as opportunities arise that meet our internal requirements for the use of capital and return on investment. Some of these opportunities may include those that enable us to acquire new capabilities that may be harder to develop in-house, gain entrance into new segments of the market, enter new markets or consolidate our existing market.

Our Technology

Mercury has a single proprietary technology platform that was designed and developed to integrate with a large number of disparate IPOS systems and perform a broad range of transaction processing, risk management and value-added services utilized by our merchants. Our systems are hosted in distributed data centers and consist of multiple integrated systems, as illustrated in the following image:

Architecture of the Mercury Technology Platform

Key Components of the Mercury Platform

Our technology platform includes:

•

Developer Integration System—Our Developer integration system provides a differentiated capability to connect to the point-of-sale without the need for a third-party gateway or middleware provider. This integration layer consists of an array of software and servers designed to capture any type of electronic payment transaction initiated at the merchant’s countertop and prepare it for downstream processing tasks. Unlike traditional payment processing platforms that are typically only equipped to receive a few standardized transaction message formats, the Mercury platform is empowered to receive a large variety of different message formats with numerous variations and technology specifications. This capability is driven by our Developer Integration System, which enables IPOS systems to connect to our platform via a broad set of application programming interfaces (“APIs”) that we have custom built over the last 10 years to address the requirements of over 2,500 IPOS software versions and sub-versions. For example, our platform can serve a vast matrix of Developer integration solutions for the following POS technical configurations:

•	5 different IPOS Operating Systems.

•	5 different IPOS form factors.

•	3 different PCI compliance approaches.

•	6 different programming languages.

•	4 different commerce channels.

•	44 different hardware device models supported.

•	6 different peripheral requirements.

•	5 different payment types.

•	2 different country protocols.

In addition, we have developed a series of security and compliance features that can be accessed by Developers, including tokenization, end-to-end encryption and Mercury-hosted check-out pages that are designed to prevent any payment data from persisting on the IPOS itself. The diversity and specialization of payments made from IPOS makes this technology a core aspect of our intellectual property and a key differentiator in the market.

•	Front-end Processing System—Our front-end processing system is used for routing the transaction, in real-time, to the appropriate location for authorization, and calculating the appropriate pricing information to be transmitted to back-end systems for settlement or funding. This system communicates with the payment networks, like Visa and MasterCard, and uses secure circuitry and communications protocols to transmit transaction information. We currently leverage two different versions of the system. The first is a system managed and hosted by Global. The second is a new front-end processing system that we developed and manage ourselves. Our new system is fully redundant and designed to handle intense peaks in transaction volume on a 24/7/365 basis. We expect a majority of our transaction volume will be processed by our new, front-end processing system in 2014. See “—In-House Processing Initiative.”

•	Back-end Processing System—Our back-end processing system is used to perform the basic, back-office merchant accounting functions, such as rate and fee balance calculation, funding merchant bank accounts via ACH, statement fulfillment and exception- and charge-back handling. We currently leverage systems developed and hosted by Global for these tasks, but are transitioning the management of certain functions in-house. See “—In-House Processing Initiative.”

•	Stored Value Processing System—We have developed a proprietary stored value processing system, enabling gift card and rewards programs for merchants. This system enables merchants to issue closed-loop stored value accounts and cards to their consumers and manage these cards throughout their entire lifecycle. The system facilitates balance inquiries, transaction authorization and processing and balance updates for the merchant’s card program and provides a merchant with the data monitoring, reporting and analytical tools necessary to manage their program.

•

Proprietary CRM and Business Workflow System—Due to the unique requirements of our partner-oriented sales and business model, we developed a comprehensive proprietary system to handle the management of merchant and partner information, as well as the facilitation of key business processes. This system is used by nearly all of our support and business operations personnel and was specifically designed around the three key constituents of the Mercury ecosystem: SMB merchants and the Mercury Network of Developers and Dealers. Some key features and capabilities of this system include:

•	Tools to facilitate the onboarding and provisioning of accounts for merchants, with references to the merchant’s Developer and Dealer.

•	Tools to calculate and apply the appropriate pricing for a merchant.

•	Tools and reports to enable customer support reps to troubleshoot merchant incidents.

•	Tools and reports to track Developer and Dealer commissions.

•	This system provides a business process engine that facilitates and automates many complex requirements of the Mercury Model, and we will continue to expand and enhance it as our business evolves.

•	Reporting and Data Management System—We host and manage a large-scale data warehouse environment that stores and analyzes transaction and related business information. This system provides data and reporting intelligence that is used by our merchants and partners, as well as essential business information used for forecasting, planning and analysis.

•	Treasury System—We have developed a proprietary treasury system to fulfill our economic relationships with merchants and partners. From this system, monies collected by merchants and commissions owed to partners are calculated and distributed. This system is the technical backbone of our partner program and provides a unique advantage in our ability to recruit and retain a large network of partners.

In-House Processing Initiative

To achieve more strategic and technical independence and more advantageous economics for transaction processing, Mercury has gradually in-sourced a number of systems and activities that have historically been outsourced. We refer to this initiative as “In-house Processing” or “IHP.” The following image provides a comparison of our historical and new processing architectures.

Comparison of Historical and New Architectures of the Mercury Technology Platform

Historical Processing Architecture

Since our founding, Mercury has hosted and managed the Developer Integration Systems that Developers connect to for the transmission and capture of transactions from a merchant’s point-of-sale. This part of the processing value chain has always been a central aspect of our technical focus and strategy given its differentiated capabilities. However, we historically relied on Global to provide the front-end and back-end processing functions that took place after we had captured a transaction from the point-of-sale. Since 2002, an agreement with Global has enabled us to utilize Global’s front-end processing systems, back-end processing systems, bank sponsorship and managed services for merchant accounting and settlement functions. This architecture was used for 100% of our processing business until 2013.

New Processing Architecture

In 2013, we completed the development and deployment of our own front-end processing system, capable of handling switching and real-time authorization of transactions via direct connectivity to the payment networks. Our in-house front-end processing system provides us with the ability to expand into new markets, offer new functionality and exercise more technical control over our services. This system went live with merchant transaction traffic in August 2013 and we expect this system to be processing a majority of our merchants’ transactions by the end of 2014. This transition is facilitated by our deep expertise with real-time transaction handling, stemming from our many years of experience developing and managing our Developer Integration Systems. A small portion of our merchant portfolio, notably our Canadian merchant base, is currently excluded from our IHP initiative and will continue to process through our legacy front-end processing system.

In July 2013, we entered into a new agreement with affiliates of Global that enables us to (1) use our front-end processing system together with Global’s back-end processing system; (2) convert our merchant portfolio to our own independent bank sponsorship license with Wells Fargo; and (3) gradually in-source the management of our merchant accounting and settlement functions that were historically outsourced to Global. This arrangement enables us to control the areas of the processing value chain that we believe are most strategically and technically important to our business, while relying on a trusted third-party to provide non-core functions without any service disruptions. A small portion of our merchant portfolio, notably our Canadian merchant base, is currently excluded from our IHP initiative and will continue to process through our legacy back-end processing systems and Global’s bank sponsorship.

Technical Initiatives and Teams

We place great importance on research and development activities and have a long history and demonstrated track record of innovation. Our primary technical initiatives include development and deployment of payment processing systems, stored value solutions, APIs for Developers and tools and applications for our merchants and partners.

We currently employ product management, engineering and quality assurance teams who design, develop, test and deploy our in-house software and systems. We typically release new functionality on a quarterly basis and deploy updates and patches as needed.

Other Third-Party Technology Systems and Partners

We carefully select partners to provide technology and solutions for areas that are outside of our focus or that allow us to develop superior products or service. We have a relationship with Datacap Inc, in which we leverage their technology for some of our Developer integration methods. For stored-value card fulfillment, we leverage relationships with service providers including Sterling and Arroweye. For merchant- and consumer-facing applications, we partner with technology companies such as PayPal. We may enter technology partnerships with third-party vendors at any time to fulfill products or services we plan to deliver.

Our Solutions

We offer our merchants and distribution partners a comprehensive range of products and services that enable the development, integration and utilization of our payments and related services within integrated point-of-sale solutions.

Solutions for Merchants

We provide merchants a broad suite of payment processing products and services that enable them to accept payments and perform related value-added functions. These include:

Service	Description	Intended Benefits
MercuryPay	MercuryPay is our core payment processing service. We process transactions made at the point-of-sale by credit, debit, EBT and emerging payment instruments, including credit/debit cards of the following types: Visa, MasterCard, American Express, Discover, PayPal, JCB and all major debit networks. We also support the acceptance and processing of transactions initiated by certain mobile wallets, such as PayPal, Paydiant and ISIS.	MercuryPay is designed to provide merchants with stable, secure and fast payment processing and funding services. Our solution is a low cost, ready-to-use, reliable service, enabling merchants to proactively manage, monitor and grow their businesses.

Omni-channel Commerce Processing	We provide payment acceptance services that can be applied across physical IPOS, online and mobile storefronts. This solution unifies reports, billing and support across channels.	By consolidating processing across channels, we allow merchants to see a unified view of their business and avoid the complexity of a channel-siloed approach. This unification also provides a seamless transition for brick-and-mortar merchants who are looking to expand into other commerce channels.

Mercury Stand-In	Our Mercury Stand-In authorization service provides merchants with continuous processing and “fail-safe” transaction approvals in the event of network or other outages.	Mercury Stand-In is designed to protect our merchants from lost transactions due to interruptions in card networks or other outages.

MercuryView	MercuryView is our online portal that provides merchants with real-time, transaction reporting, analytics and alerts. We offer 35 pre-set reports in addition to customizable reporting that can be sorted and analyzed by day, card type, operator and batch, among other parameters. We also offer transaction reports on our stored value gift card programs.	MercuryView simplifies merchants’ daily business management tasks. Our sophisticated and detailed reporting capabilities and display enable merchants to more easily and effectively manage daily business processes, including tasks such as bookkeeping and inventory management, among others.

Service	Description	Intended Benefits
PayPal Integration	PayPal Integration enables our merchants to accept PayPal-based payments in-store. Merchants who are equipped with PayPal-enhanced IPOS systems can accept payments from customers via the customer’s desired funding source in their PayPal wallet, either a PayPal payment card or the PayPal application on a mobile phone.	Our PayPal Integration helps merchants take advantage of leading mobile and digital wallet payments technologies. Our simple and seamless integration enables customers to more easily and conveniently purchase goods or services, driving additional revenue for our merchants.

VirtualTerminal	Mercury VirtualTerminal is our free, Payment Card Industry (PCI) compliant solution for internet-based credit and gift card payment acceptance. It allows merchants to process payments via web browser, mobile browser (smartphone) or iOS application. Transactions can be swiped through a magnetic stripe reader or keyed manually.	VirtualTerminal supplements our merchants’ product and service offerings by allowing merchants to accept payments even when they are outside their physical locations, and having a convenient backup in the case that their POS system is unavailable. This anytime, anywhere payment processing capability enables our merchants to generate new revenue by enabling them to accept additional transactions via the web/mobile browsers and iOS application.

MercuryAnyware	MercuryAnyware is a secure, EMV- compliant solution that facilitates payments to be accepted at remote wireless terminals. Integrated to the merchant’s existing IPOS solution, MercuryAnyware enables pay-at-table for restaurants and shop-floor payments for retailers.	MercuryAnyware allows our merchants to provide a more convenient customer experience, while meeting EMV requirements.

SecureAssist	SecureAssist is our robust PCI compliance program for merchants. We provide merchants with compliance set-up, maintenance, monitoring, reporting and support tools and services. Our step-by-step program guides merchants through the entire compliance process, from initiation to ongoing monitoring. We also provide, through a third-party insurer, up to $100,000 in breach assurance for certain costs associated with a data breach.	SecureAssist provides merchants with the tools needed to secure their processing environment and protect their businesses from a compliance breach. Our simple, step-by-step program eliminates the complexity from establishing and maintaining compliance for our merchants. Breach assurance helps reduce the financial risk of a breach to our merchants.

Service	Description	Intended Benefits
MercuryGift	MercuryGift provides merchants with the ability to issue gift cards to their customers and accept them using their point-of-sale solution. We offer free processing for gift card transactions, and cards automatically work across a merchant’s multiple locations. We provide a variety of competitively priced card packages depending on a merchant’s business reason or need.	MercuryGift gives our merchants the tools to generate new revenue, increase exposure of their brand and easily manage gift card sales. Our solution is accessible and scalable for the entire spectrum of our merchant base—from attractive gift cards for a single location to custom designed cards for a franchise.

MercuryMail	Our MercuryMail service develops laminated post card mailers for merchants. These mailers contain pre-loaded promotional card that includes an offer amount determined by our merchants.	MercuryMail is a streamlined and simple program that enables merchants to increase brand awareness and drive new business. The mailers’ instant savings incentivizes consumers to visit our merchants and make a purchase. Merchants are also able to easily measure and track the effectiveness of their promotions by the number of redeemed cards.

CardFactory	Our CardFactory solution is a Web-based, self-service application that enables merchants to design and re-stock stored value cards.	CardFactory provides merchants with a simple way to further market and brand their businesses. CardFactory also enables our merchants to capitalize on the opportunity for stored value cards to build loyalty and drive additional purchases from their customer base.

Solutions for Developers and Dealers

We offer our distribution partners a full range of products and services to enable the integration of our payment processing capabilities into IPOS systems and a set of tools and business support services. These products and services include:

Service	Description	Intended Benefits
Integration Suite	Our Integration Suite is a set of integration methods and application programming interfaces (APIs) that enables Developers to extend applications to access our payment processing platform. We offer a variety of integration approaches for Developers based on business type and requirements, target markets, security requirements and/or operating system. Our integration suite can enable a broad range of payment types, including credit, debit, stored value and alternative or mobile wallet payments.	The suite of methods and services within our Integration Suite gives Developers choice and flexibility in integration, enabling them to integrate our payment processing platform across all types of solutions and payment acceptance devices in a manner best suited to their business needs and requirements.

Service	Description	Intended Benefits
Mercury Developer Network Website	The Mercury Developer Network is a web-based portal that provides Developers with the information and resources needed to integrate our MercuryPay processing platform with their applications. These resources include online communities, tools, tutorials, documentation and sample code, among other items.	The Mercury Developer Network enables Developers to more easily connect to each other and form a network by centralizing key integration information and resources in a single place. In addition, the Mercury Developer Network enables Developers to efficiently obtain the information they need to successfully integrate our payment processing platform into their applications.

Security and Compliance Add-Ons	Our PCI and PA-DSS Compliant Solutions provide IPOS Developers with a set of software and hardware-based options to address PCI compliance requirements. Our PCI experts work with Developers to ensure compliance with critical payments standards.	Our Developers benefit from reduced cost and effort in conforming applications to key payments standards, due to the expert support they receive when developing their applications under the guidance of our PCI and PA-DSS Compliant Solutions service.

MercuryActivate for Developers	Our MercuryActivate solution offers point-of-sale system Developers an innovative API by which to capture merchant enrollments. MercuryActivate enables automated enrollment for pre-approved merchants, streamlined data collection processes, instantaneous response to merchant applications and a flexible enrollment process.	MercuryActivate gives Developers the ability to rapidly enroll merchants directly from their product or website, providing a seamless customer experience and an ability to acquire new customers.

MercuryView for Dealers	MercuryView is our web-based portal for our Dealers. Our portal offers Dealers a wide range of reporting, analytics and alert capabilities on their merchant portfolios.	MercuryView enables Dealers to more efficiently manage their portfolios by providing real-time performance reporting. In addition, our analytics capabilities enable our Dealers to view detailed information on their portfolios, including specific merchant processing volume trends and the ability to forecast residual income, among other items.

MercuryActivate for Dealers	MercuryActivate for Dealers is a web-based application that allows our Dealers to embed merchant forms into their own website.	MercuryActivate facilitates the ability of our Dealers to quickly and efficiently price, enroll and onboard merchants via their distribution partners’ websites.

Business Support Resources	Our Business Support Resources educate Developers and Dealers on how to market their products alongside Mercury products and services. We also offer self-paced online tutorials on key industry topics and Mercury products and services.	Our Business Support Resources provide our Developers and Dealers with additional educational resources that enable them to more effectively market and grow their businesses.

Sales and Marketing

Mercury’s sales and marketing activities, which are powered by highly customized technology and processes, are the cornerstone of Mercury’s growth. Based on a Mercury-sponsored survey of a sample of Dealers, which included questions regarding the number of employees at each Dealer, and management’s evaluation of the responses provided in such survey and ongoing observations of staffing practices at our Dealers, we estimate that the number of employees at our Dealers who advise merchants on the selection and use of payments services is over 13,000. We have over 200 people in our sales and marketing organization who provide support for, and partner with, these Dealer employees. They are centralized in Denver and Durango, Colorado and use our proprietary CRM and marketing automation systems to manage our Developer, Dealer and merchant initiatives. The key functions of the sales and marketing group, which have been developed and refined for more than 10 years, include channel-facing resources that identify, recruit, onboard and manage partners in the Mercury Network and merchant-facing resources that price, onboard, upsell and retain our merchant base. Marketing is tightly coordinated with sales efforts by providing demand generation resources, event coordination, partner and merchant recruiting programs and partner portfolio development tools.

There are a number of key attributes of our sales and marketing functions that enable growth of and within the Mercury Network and increase the lifetime value of our merchants. We have built a proprietary CRM system that enables a deeply integrated view of the Mercury Network; providing intricate details of partner attributes, Dealer-Developer-merchant network connections and valuable merchant profile data that is used to enhance productivity of our installed base and retain our customers. We also collect valuable information from, and provide feedback to, the Mercury Network, which drives continuous improvement to products and technology, systems and processes. Additionally, Mercury’s channel-centric sales model has established enduring trust within the Mercury Network that enables us to form and maintain strong selling relationships with our partners.

As the Mercury Network grows and develops, we believe there will be opportunities to increase the level of sales and marketing resources and activities to drive increased revenue to Mercury. Additionally, we will continue to make technology investments that enable us to capture growth by nurturing the development of our partner base, increasing the penetration rate of their installed base of merchants and increasing the lifetime value of our merchants.

Our Operations and Support Services

Our operations teams focus on delivering a high-quality experience for our ecosystem of SMB merchants and the Mercury Network, and ensure that our economic relationships and obligations are maintained and fulfilled effectively. We provide a comprehensive customer and partner support function that utilizes our internal call centers, and an advanced Interactive Voice Response system and CRM tools to handle both technical and business inquiries from our constituents. Our business support systems are purpose-built to combine merchant, Developer and Dealer data for marketing, sales, on-boarding and support workflows. This data includes business profile, risk profile, processing profile, value-added services profile and profit potential profile. In addition to voice systems, on-line help, workflow management and issue-tracking, customer support can analyze real-time transactions to be proactive in identifying processing problems. Our security and compliance programs, overseen by our Chief Legal Officer, are focused both on meeting our internal objectives and requirements, as well as addressing the security and compliance needs of our Developers, Dealers and merchants. Our internal security program, led by our Chief Information Security Officer, is designed to address payment industry security standards and best practices. Priorities for this program are based on legal, regulatory and industry requirements and assessments of the key risks to our business. We also actively participate with representatives of government agencies and other financial services industry leaders to share information on the latest security threats and solutions. Our internal compliance program, led by our Vice President of Compliance and Industry Relations, is designed to address legal, regulatory and payment network requirements related to the various elements of our business, including how we collect, use, manage and safeguard data and sensitive information. We work with the payment networks and applicable federal and state agencies and monitor laws impacting our businesses to proactively manage our compliance efforts. In addition to our internal programs, we work closely with our Developers, Dealers and merchants to assist with their security and compliance efforts and make available to them a variety of tools, resources and information to facilitate their efforts in meeting their security and compliance needs and obligations. Our operations and support services include:

Merchant Operations and Support

•	Merchant Underwriting—merchant application processing and risk evaluation. An important characteristic of Mercury’s business is that our merchant base includes many service businesses that historically have had low fraud and chargeback losses. In addition, our underwriting strategy offers merchants with a low risk profile expedited activation, enhancing their customer experience.

•	Risk Management and Compliance—provide ongoing risk monitoring and dedicated card brand, security and regulatory support for merchant base, including PCI compliance support, vulnerability scanning, system monitoring and breach assistance.

•	Pricing Controls—based on the merchant’s risk and transaction profile.

•	Billing—billing and invoicing for merchant services.

•	Merchant Treasury Services—billing and invoicing for merchant services and funds settlement for card transactions.

•	Peripheral Management—order management, fulfillment and replacement processes for a diverse and complex array of peripheral hardware solutions that compliment Mercury’s integrated software technologies, including end-to-end encryption devices, mobility solutions and various personal identification number (PIN)-entry devices.

•	Merchant Support—dedicated call center services for customer support that leverage our combined expertise of payments and IPOS systems and specially designed support processes and systems to be able to address complex technical problems for both a merchant’s payment applications and IPOS systems.

Partner Operations and Support

•	Developer Integrations and Compliance Management—provide team of engineers and technical support staff dedicated to support IPOS integrations and ensure compliance with all card brand, security and regulatory requirements, including PCI and PA-DSS compliance support and system integration and configuration guidance.

•	Partner Treasury Services—ensure that IPOS Developers and IPOS Dealers receive their commissions and residual payments in an accurate and timely manner. We have added substantial automation and sophistication to these processes, which is essential to ensure optimal experience as well as financial efficiency. These processes, systems and expertise have been built up over 12 years and represent a difficult to duplicate treasury function.

•	Partner Support—dedicated support teams for IPOS Dealers and IPOS Developers who are able to address questions or issues that may pertain to their products or their entire portfolio of merchants, rather that only one merchant incident.

Competition

We face competition to acquire merchants from a variety of providers of payments and payment-related services. The most significant competitive factors in our markets are price, brand, recommendations to merchants by IPOS Developers and Dealers, breadth of value-added features and functionality (including IPOS integrations), size, service capability and speed in approving merchant applications. We expect that the relative importance of these competitive factors to merchants will continue to change as methods of distribution and alternative payment solutions are developed by our competitors and us. Our competitors range from large and well established vendors to smaller, earlier-stage companies. These include:

•	Third-party merchant acquirers and processors, including First Data Corporation, Heartland Payment Systems, Inc., Total System Services Inc., Vantiv, Inc. and WorldPay US, Inc.

•	Retail banks or their affiliates, including Bank of America Merchant Services, Citi Merchant Services, Chase Paymentech, Elavon, Inc. (a subsidiary of U.S. Bancorp), PNC Merchant Services and Wells Fargo Merchant Services. Some of these entities have their own processing capabilities, while others outsource these functions to third-party merchant acquirers and processors.

•	Numerous independent sales organizations (ISOs) selling payments and payments-related services on behalf of either third-party merchant acquirers and processors or affiliates of retail banks.

We face competition from merchant acquirers and other companies looking to replicate some or all of the Mercury Model, in particular our IPOS channel distribution. Payment gateway or middleware providers seek to integrate to developers’ POS solutions that can support other processors, including us. Additionally, some merchant acquirers are trying to replicate the Mercury Model by recruiting our Developers and Dealers to partner with them.

Regulation

We operate in an increasingly complex legal and regulatory environment. Our business and the products and services that we offer are subject to a variety of federal, state and local laws and regulations and the rules and standards of the card associations and networks that we utilize to provide our transaction services processing, as more fully described below.

Dodd-Frank Act

In July 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) was signed into law. The Dodd-Frank Act and the related rules and regulations have resulted in significant changes to the regulation of the financial services industry. Changes impacting the payment processing industry include providing merchants with the ability to set minimum dollar amounts for the acceptance of credit cards and to offer discounts or incentives to entice consumers to pay with cash, checks, debit cards or credit cards, as the merchant prefers. New rules also contain certain prohibitions on payment network exclusivity and merchant routing restrictions. Additionally, the Durbin Amendment to the Dodd-Frank Act provides that the interchange fees that certain issuing financial institutions charge merchants for debit transactions will be regulated by the Federal Reserve and must be “reasonable and proportional” to the cost incurred by the card issuer in authorizing, clearing and settling the transactions. Rules released by the Federal Reserve in July 2011 to implement the Durbin Amendment mandate a cap on debit transaction interchange fees for card issuers with assets of $10 billion or greater.

The Dodd-Frank Act also created the Consumer Financial Protection Bureau (the “CFPB”), which has assumed responsibility for most federal consumer protection laws, and the Financial Stability Oversight Council, which has the authority to determine whether any non-bank financial company, such as us, should be supervised by the Board of Governors of the Federal Reserve System because it is systemically important to the U.S. financial system.

Any new rules or regulations implemented by the CFPB or the Financial Stability Oversight Council or in connection with Dodd-Frank Act that are applicable to us, or any changes that are adverse to us resulting from litigation brought by third parties challenging such rules and regulations, could increase our cost of doing business or limit permissible activities.

Privacy and Information Security Regulations

We provide services that may be subject to privacy laws and regulations of a variety of jurisdictions. Relevant federal privacy laws include the Gramm-Leach-Bliley Act of 1999, which applies directly to a broad range of financial institutions and indirectly, or in some instances directly, to companies that provide services to financial institutions. These laws and regulations restrict the collection, processing, storage, use and disclosure of personal information, require notice to individuals of privacy practices and provide individuals with certain rights to prevent the use and disclosure of protected information. These laws also impose requirements for safeguarding and proper destruction of personal information through the issuance of data security standards or guidelines. Our business may also be subject to the Fair Credit Reporting Act, which regulates the use and reporting of consumer credit information and also imposes disclosure requirements on entities who take adverse action based on information obtained from credit reporting agencies. In addition, there are state laws restricting the ability to collect and utilize certain types of information such as Social Security and driver’s license numbers. Certain state laws impose similar privacy obligations as well as obligations to provide notification of security breaches of computer databases that contain personal information to affected individuals, state officers and consumer reporting agencies and businesses and governmental agencies that own data.

Anti-Money Laundering and Counter-Terrorism Regulation

Our business is subject to U.S. federal anti-money laundering laws and regulations, including the Bank Secrecy Act of 1970, as amended by the USA PATRIOT Act of 2001, which we refer to collectively as the “BSA.” The BSA, among other things, requires money services businesses to develop and implement risk-based anti-money laundering programs, report large cash transactions and suspicious activity and maintain transaction records. We are also subject to certain economic and trade sanctions programs that are administered by the Treasury Department’s Office of Foreign Assets Control, or OFAC, that prohibit or restrict transactions to or from or dealings with specified countries, their governments and, in certain circumstances, their nationals, narcotics traffickers and terrorists or terrorist organizations. Similar anti-money laundering, counter terrorist financing and proceeds of crime laws apply to movements of currency and payments through electronic transactions and to dealings with persons specified on lists maintained by organizations similar to OFAC in several other countries and which may impose specific data retention obligations or prohibitions on intermediaries in the payment process. We have developed and continue to enhance compliance programs and policies to monitor and address related legal and regulatory requirements and developments.

Stored Value Services

Stored value cards, store gift cards and electronic gift certificates are subject to various federal and state laws and regulations, which may include laws and regulations related to consumer and data protection, licensing, consumer disclosures, escheat, anti-money laundering, banking, trade practices and competition and wage and employment. The merchants who utilize our gift card processing products and services may be subject to these laws and regulations. In the future, if we seek to expand our stored value card products and services, or as a result of regulatory changes, we may be subject to additional regulation and may be required to obtain additional licenses and registrations which we may not be able to obtain.

The Credit Card Accountability Responsibility and Disclosure Act of 2009 (the “Card Act”) created new requirements applicable to general-use prepaid gift cards, store gift cards and electronic gift certificates. The Card Act, along with the Federal Reserve’s amended Regulation E, created new requirements with respect to these cards and electronic certificates. Prepaid services may also be subject to the rules and regulations of Visa, MasterCard and other payment networks with which our customers and the card issuers do business. The merchants who utilize our gift card processing products and services are responsible for compliance with all applicable rules and requirements relating to their gift product program.

Additional, the Financial Crimes Enforcement Network of the U.S. Department of the Treasury, or FinCEN, issued a final rule in July 2011 regarding the applicability of the Bank Secrecy Act’s regulations to “prepaid access” products and services. This rulemaking clarifies the anti-money laundering obligations for entities engaged in the provision and sale of prepaid services, such as prepaid gift cards. We are not registered with FinCEN based on our determination that our current products and services do not constitute a “prepaid program” as defined in the Bank Secrecy Act. We may in the future need to register with FinCEN as a “money services business-provider of prepaid access” in accordance with the rule based on changes to our products or services.

Unfair or Deceptive Acts or Practices

All persons engaged in commerce, including, but not limited to, us and our merchant customers are subject to Section 5 of the Federal Trade Commission Act prohibiting unfair or deceptive acts or practices, or UDAP. In addition, the UDAP and other laws, rules and or regulations, including the Telemarketing Sales Act, may directly impact the activities of certain of our merchants, and in some cases may subject us, as the merchant’s payment processor or provider of certain services, to investigations, fees, fines and disgorgement of funds if we were deemed to have aided and abetted or otherwise provided the means and instrumentalities to facilitate the illegal or improper activities of the merchant through our services. Various federal and state regulatory enforcement agencies including the Federal Trade Commission (“FTC”) and the states’ attorneys general have authority to take action against non-banks that engage in UDAP or violate other laws, rules and regulations and to the extent we are processing payments or providing services for a merchant that may be in violation of laws, rules and regulations, we may be subject to enforcement actions and as a result may incur losses and liabilities that may impact our business.

Other Regulation

We are subject to U.S. federal and state unclaimed or abandoned property (escheat) laws in the United States which require us to turn over to certain government authorities the property of others we hold that has been unclaimed for a specified period of time such as account balances that are due to a partner or merchant following discontinuation of its relationship with us.

The Housing Assistance Tax Act of 2008 requires certain merchant acquiring entities and third-party settlement organizations to provide information returns for each calendar year with respect to payments made in settlement of electronic payment transactions and third-party payment network transactions occurring in that calendar year. Reportable transactions are also subject to backup withholding requirements.

The foregoing is not an exhaustive list of the laws and regulations to which we are subject and the regulatory framework governing our business is changing continuously.

Card Association and Network Rules and Standards

Each card association and network establishes its own rules and standards that allocate responsibilities among card brand and network participants. These rules and standards, including the PCI DSS, govern a variety of areas including how consumers and merchants may use their cards, data security and allocation of liability for certain acts or omissions including liability in the event of a data breach. The card associations and networks may change these rules and standards from time to time as they may determine in their sole discretion and with or without advance notice to their participants. These changes may be made for any number of reasons, including as a result of changes in the regulatory environment, to maintain or attract new participants, or to serve the strategic initiatives of the associations and networks and may impose additional costs and expenses on or be disadvantageous to certain participants. Participants are subject to audit by the card associations and networks to ensure compliance with applicable rules and standards. The associations and networks may fine and penalize and/or suspend the registration of participants for certain acts or omissions or the failure of the participants to comply with applicable rules and standards.

An example of new standards is “EMV”, a credit and debit authentication methodology mandated by Visa, MasterCard, American Express and Discover to be supported by payment processors by April 2013 and by merchants by October 2015. This mandate sets new requirements and technical standards, including requiring IPOS systems to be capable of accepting the more secure “chip” cards that utilize the EMV standard and setting new rules for data handling and security. Processors and merchants that do not comply with the mandate or do not use systems that are EMV compliant risk fines and liability for fraud losses. We have invested significant resources to ensure our systems’ compliance with the mandate, and will invest significant resources to assist our merchants in becoming compliant by the applicable deadlines. We also will continue to assist our Developers in providing EMV compliant POS systems.

To provide our transaction processing services, we must be registered either indirectly or directly as service providers with the card associations and networks that we utilize. Because we are not a bank, we are not eligible for membership in the Visa, MasterCard and certain other networks and are therefore unable to directly access these networks. The Visa, MasterCard and certain other network operating regulations require us to be sponsored by a member bank as a service provider. In connection with our agreement as an independent sales organization of Global, Global as the processor is registered with the Visa, MasterCard and certain other networks through Wells Fargo Bank, N.A. (“Wells Fargo”). In connection with our status as a processor as a result of our deployment of our in-house processing Platform, Mercury is registered with the Visa, MasterCard and certain other networks through Wells Fargo, as well. The agreements with our and Global’s financial institution sponsors give them substantial discretion in approving certain aspects of our business practices including our solicitation, application and qualification procedures for merchants and the terms of our agreements with merchants. We are registered directly as service providers with Discover, American Express and certain other networks.

In December 2013, the U.S. District Court for the Eastern District of New York issued a final order approving a definitive class settlement agreement resolving the plaintiffs’ claims in a merchant class multi-district interchange litigation against Visa, MasterCard and the named member banks. According to the settlement agreement, the settlement consists of two funds, including (1) a cash fund of approximately $6.05 billion (which has been reduced by 25%, to approximately $4.5 billion, to account for merchants who excluded themselves from the class of plaintiffs), to pay valid claims of merchants who accepted Visa or MasterCard credit or debit cards and paid interchange fees between January 1, 2004 and November 28, 2012, and (2) a second fund of approximately $1.2 billion to compensate merchants who accepted Visa or MasterCard credit cards and paid interchange fees during the eight-month period beginning July 29, 2013. Among other terms, the settlement agreement provides for the modification of Visa’s and MasterCard’s rules to allow merchants to impose a surcharge on credit card transactions at the point of sale under certain conditions, to accept Visa or MasterCard credit or debit cards at some but not all of a merchant’s stores and to offer discounts to customers who make payments through methods that carry lower fees than Visa or MasterCard credit or debit cards. This provision or other provisions in the final settlement agreement, which has been appealed by certain plaintiffs, could ultimately result in decreased use of credit cards, demands for lower fees for our services or have other adverse impacts that are not readily known and that we may not know for some time.

See “Risk Factors—We rely on a financial institution sponsor, which has substantial discretion with respect to certain elements of our business practices, and financial institution clearing service providers, to process electronic payment transactions. If this sponsorship or these clearing services are terminated and we are unable to secure new bank sponsors or financial institutions, we will not be able to conduct our business” and “—Unauthorized disclosure, destruction or modification of data, through cybersecurity breaches, computer viruses or otherwise could expose us to liability, protracted and costly litigation and damage our reputation.”

Employees

As of February 1, 2014, we had 651 full-time employees. We are not subject to any collective bargaining agreement and have never been subject to a work stoppage. We believe that we have maintained good relationships with our employees.

Facilities

We have offices in Durango, Colorado and Denver, Colorado. Our Durango facilities include 73,264 square feet of leased space, divided among seven different physical locations on one campus, located in the Durango Tech Center complex. As of February 1, 2014, approximately 378 employees are based in Durango, including the majority of our executive team. Our Denver facilities include 50,958 of leased space, in one physical location within the Denver Tech Center community.

We are in the later phases of the development of our own corporate office facility in Durango, which will replace our distributed leased space in the Durango Tech Center. We estimate the completion of this project in 2014.

We operate data centers in co-location facilities provided by third parties in Aurora, Colorado and Atlanta, Georgia, where we host most of our core processing systems, and we manage our own data center facility in Durango, Colorado.

We believe our existing facilities are adequate to support our existing operations and, as needed, we will be able to obtain suitable additional facilities on commercially reasonable terms.

Intellectual Property

Many of our products and services are based on proprietary software and related payment systems solutions. We rely on a combination of patent, copyright, trademark and trade secret laws, as well as employee and third-party non-disclosure, confidentiality and other types of contractual arrangements to establish, maintain and enforce our intellectual property rights in our technology, including with respect to our proprietary rights related to our products and services. We also rely in part on licenses of proprietary software and solutions from third-party vendors, which are integrated into our product and services offerings. Additionally, we have six U.S. pending patent applications. These patents generally relate to systems and methods related to payment system and associated product functionality. We own a number of trademarks, including Mercury®, Mercury Payment Systems®, MercuryPay®, MercuryGift®, MercuryAnyware®, MercuryMailTM, MercuryLoyaltyTM and MercuryActivateTM. We also own a number of domain names, including mercurypay.com. Although we rely in part on the foregoing legal and contractual protections, we believe that factors such as the technological and creative skills of our personnel, creation of new products, services, features and functionality and frequent enhancements to our solutions are larger contributors to our success in the marketplace.

Legal Proceedings

On January 29, 2014, Heartland Payment Systems, Inc. (“Plaintiff”), a competitor in the payment processing industry, filed a complaint in the U.S. District Court for the Northern District of California against Mercury Payment Systems, LLC. Asserting claims under the federal Lanham Act and California unfair competition laws, Plaintiff primarily alleges that we engage in false advertising and deceptive and unfair business practices related to the way in which we bill our merchants and claims that we intentionally interfered with Plaintiff’s contractual relations and business relationships with its merchants and its future economic opportunities by inducing existing and prospective merchants of Plaintiff to sever their relationships with Plaintiff and instead engage our services. Plaintiff seeks various damages, including compensatory damages, restitution or disgorgement of profits, treble, punitive, or exemplary damages and costs and attorneys’ fees. Plaintiff also seeks an order enjoining certain allegedly unlawful business practices. Our answer or responsive pleading is due April 1, 2014, and we intend to vigorously defend against this suit.

From time to time we are involved in various other litigation matters and disputes arising in the ordinary course of our business. We believe that none of these other matters, either individually or in the aggregate, currently is material to us.

MANAGEMENT

Executive Officers and Directors

The following table sets forth information about our directors and executive officers as of February 1, 2014:

Name	Age	Position
Matt Taylor	38	Chief Executive Officer
Karsten Voermann	44	Chief Financial Officer
Ross Agre	45	Chief Legal Officer
Andrew Patterson	43	Chief Technology Officer
John Berkley	41	Senior Vice President, Product
Randall Clark	46	Senior Vice President, Marketing
Pattie Money	57	Senior Vice President, Human Resources
Brett Narlinger	43	Senior Vice President, Sales
Marc Katz	53	Director, Chairman of the Board of Directors
Michael Afergan	35	Director
Michael Bingle	41	Director
Robert Frankfurt	48	Director
Charles Giancarlo	56	Director
Glenn Hutchins	58	Director
Jeffrey Katz	50	Director
Joseph Osnoss	36	Director
Laurence Stone	48	Director

Set forth below is a brief description of the business experience of the directors and executive officers. All of our officers serve at the discretion of our board of directors.

Matt Taylor has been our Chief Executive Officer since May 2009. Prior to becoming Chief Executive Officer, Mr. Taylor served in various positions from October 2003 to May 2009, including as our Chief Operating Officer, Senior Vice President of Sales and Marketing and Vice President of Sales. Mr. Taylor is a member of the Colorado Innovation Network (COIN) board of directors. Mr. Taylor also serves on Colorado’s Technology Industry CEO Steering Committee, guiding strategy for Colorado’s tech industry development. Mr. Taylor graduated from Fort Lewis College. Mr. Taylor was an Ernst and Young Entrepreneur of the Year award winner for 2012. He has been named by ColoradoBiz Magazine as one of the top 5 Most Influential Young Professionals and as a finalist for its CEO of the Year Award. Mr. Taylor’s detailed knowledge of our operations, finances, strategies and industry qualify him to serve as our Chief Executive Officer.

Karsten Voermann has been our Chief Financial Officer since October 2010. Before joining us, Mr. Voermann led finance and operations at ContentGuard, Inc. from 2006 to 2010 and CPA2Biz, Inc. until 2006. Before that, Mr. Voermann held financial, corporate development, and strategy-focused positions at Microsoft Inc., Bain & Company and McKinsey & Company. Mr. Voermann holds a B.A. from the University of Western Ontario and an M.B.A. from Harvard Business School. He is also a Certified Public Accountant.

Ross Agre became our General Counsel and Secretary in April 2012 and was named our Chief Legal Officer in December 2013. Mr. Agre served as Vice President and Deputy General Counsel for West Corporation from June 2008 to April 2012, General Counsel for Remonov Capital, Inc. from May 2006 to May 2008 and General Counsel for Booth Creek Ski Holdings, Inc. from September 2001 to April 2006. From October 1994 to September 2001, Mr. Agre was as an associate with Milbank, Tweed, Hadley & McCloy, LLP. Mr. Agre holds an A.B. from Dartmouth College and a J.D. from Columbia Law School.

Andrew Patterson has been our Chief Technology Officer since January 2014. Before joining us, Mr. Patterson was Vice President of Payment Systems and Emerging Product at Moneris Solutions, where he worked from January 2006 to November 2013. Previously, Mr. Patterson held various positions at Paradata Systems, including Director of Software Development, from 1996 to 2004. Andrew holds a B.A. in Philosophy and a B.S. in Computer Science from Dalhousie University and an M.B.A. from Queens University.

John Berkley has been our Senior Vice President, Product since March 2012. Before joining us, Mr. Berkley held several executive leadership positions at Responsys, including Senior Vice President of Product, from October 2008 to March 2012. From January to October 2008, he served as Vice President, Product Management and Marketing, and then Chief Executive Officer at Revcube, a provider of digital marketing technology and services. He served as Director of Product Management at Tealeaf (an IBM company), a provider of ecommerce software, from 2006 to 2008. Earlier in his career, Mr. Berkley held product leadership positions at Oracle Corporation and Internet Profiles, Inc. Mr. Berkley graduated with a B.A. from Williams College and received an M.B.A. from Harvard Business School.

Randall Clark has been our Senior Vice President, Marketing since February 2013. Before joining us, Mr. Clark was Chief Marketing Officer of UC4 Software from May 2011 to February 2013, Chief Marketing Officer of Platform Computing from March 2009 to March 2011 and Vice President, Marketing of Symyx Technologies from November 2005 to November 2008. Mr. Clark has a B.A. from the University of Pennsylvania and received an M.B.A. from Harvard Business School.

Pattie Money has been our Senior Vice President, Human Resources since May 2013. Before joining us, Ms. Money spent 13 years at Monotype Imaging Inc., the last seven years as Vice President of Human Resources. Ms. Money holds a B.A. from the University of Memphis and an M.S. in Human Resources Development from Villanova University.

Brett Narlinger has been our Senior Vice President, Sales since June 2013. Before joining us, Mr. Narlinger was the Executive Vice President of Sales and a founding executive of Bank of America Merchant Services from June 2009 to December 2012. Mr. Narlinger also held various leadership roles, overseeing all enterprise and national portfolio accounts, with First Data Corporation from October 1994 to June 2009. Mr. Narlinger received a B.S. from Colorado State University.

Marc Katz has been a director and Chairman of the board of directors since June 2009. Mr. Katz co-founded Mercury in 2001 and served as our President and Chief Executive Officer from April 2006 to May 2009. From 1982 to 1991, Mr. Katz co-owned Graphicus, Inc., a Seattle-based software development firm, and in 1992 he founded Durango Computer, a technology training and consulting firm. Mr. Katz is the brother of Jeffrey Katz, one of our directors. Mr. Katz holds a degree in computer science from the State University of New York at Buffalo. Mr. Katz’s service as our President and Chief Executive Officer gave him an understanding of the financial and business issues relevant to us and makes him well-qualified to serve as the Chairman of the board of directors.

Michael Afergan has been a director since 2010. Dr. Afergan is currently the Senior Vice President and General Manager of the Web Experience Business Unit at Akamai Technologies, Inc. From 2005 to 2010, Dr. Afergan was the Chief Technology Officer at Akamai Technologies, Inc. He holds an A.B. from Harvard College, a S.M. from Harvard University, and a Ph.D. from MIT. Dr. Afergan’s experience in engineering and product organizations makes him well-qualified to serve as a member of the board of directors.

Michael Bingle has been a director since April 2010. Mr. Bingle joined Silver Lake in 2000 and is a Managing Partner. Prior to joining Silver Lake in 2000, Mr. Bingle was a principal at Apollo Advisors,

L.P., a large-scale and diversified private equity firm, and previously worked as an investment banker in the Leveraged Finance Group of Goldman, Sachs & Co. In addition, Mr. Bingle serves on the boards of directors of Gartner, Inc., Gerson Lehrman Group, Inc., Interactive Data Corporation, IPC Systems, Inc. and Virtu Financial, LLC and on the Annual Fund Executive Committee of Duke University’s School of Engineering. He is also a term member of the Council on Foreign Relations. Previously, Mr. Bingle was a director of Ameritrade Holding Corp., Datek Online Holdings, Inc. and Instinet, Inc. He holds a B.S.E. in Biomedical Engineering from Duke University. Mr. Bingle’s extensive experience in private equity, technology investing, large-scale mergers and acquisitions and his previous service on the boards of other companies add significant value to the board of directors.

Robert Frankfurt has been a director since 2010. Mr. Frankfurt is President of Myca Partners, Inc., a firm he founded in 2006 to invest in value-oriented, small cap, public U.S. companies. He was a Partner at Steel Partners from 1995 to 2000 and Vice President, Special Situations, at Sandell Asset Management in 2005. Mr. Frankfurt is also a director of Handy & Harman Ltd. He previously served on the boards of directors of Peerless Systems Corp from 2010 to 2012 and Puroflow, Inc. from 1999 to 2000. Mr. Frankfurt graduated from the Wharton School of Business with a B.S. in Economics and received an M.B.A. at the UCLA Anderson School of Management. As a member of the board of directors, Mr. Frankfurt contributes his financial knowledge, drawing from his background as a principal investor, restructuring manager and investment banker. Mr. Frankfurt’s current and past board experience also exposed him to best practices and approaches that are beneficial to the board of directors.

Charles Giancarlo has been a director since April 2010. Mr. Giancarlo is a Senior Advisor of Silver Lake and, from 2007 to 2013, was a Managing Director and a head of Value Creation of Silver Lake. Mr. Giancarlo was a senior executive at Cisco Systems (“Cisco”) from 1993 to 2007. He most recently served as Executive Vice President and Chief Development Officer of Cisco and President of Cisco-Linksys, leading the company’s overall product development and management activities. As Chief Development Officer, Mr. Giancarlo directed the activities of half of Cisco’s employees, and was directly responsible for Cisco’s expansion into a large number of new markets and technologies. His first position at Cisco was Vice President of Business Development, where he developed Cisco’s merger and acquisition strategy and practice. Mr. Giancarlo was interim CEO of Avaya Inc. from June 2008 to December 2008 and is currently the Chairman of its board of directors. In addition, he serves on the boards of directors of Accenture, Arista Networks, Imperva Inc., ServiceNow Inc. and Vantage Data Centers. He served on the boards of directors of Skype Limited from 2010 to 2011 and Netflix, Inc. from 2007 to 2012. Mr. Giancarlo holds a B.S. degree in Electrical Engineering from Brown University, an M.S. degree in Electrical Engineering from the University of California at Berkeley and an M.B.A. from Harvard Business School. Mr. Giancarlo contributes his financial and capital markets expertise and draws on his years of experience as a private equity investor and corporate executive. Mr. Giancarlo also brings his insight into the proper functioning and role of corporate boards of directors, gained through his years of service on various boards of directors.

Glenn Hutchins has been a director since 2010. Mr. Hutchins is a Co-Founder of Silver Lake. He is Chairman of the board of directors of SunGard Corp. and a director of the NASDAQ OMX Group, Inc. Previously, Mr. Hutchins was Chairman of the board of directors of Instinet, Inc. and a director of TD Ameritrade Holding Corp., Seagate Technology PLC, MCI, Inc., Gartner, Inc. and Sabre, Inc. He is an owner and member of the Executive Committee of the Boston Celtics basketball team. Mr. Hutchins is active in public and charitable service. He served President Clinton in both the transition and the White House as a special advisor on economic and healthcare policy. Mr. Hutchins is a director of the Harvard Management Company, which is responsible for the management of the university’s endowment. He is also the Chairman of the National Advisory Board, and the W.E.B. DuBois Institute for African and African American Research at Harvard. Mr. Hutchins is a trustee of the Lawrenceville School, the Brookings Institution and the New York-Presbyterian Hospital. He is also a member of the Advisory Council of the

Hamilton Project, a director of the Partnership for New York City and a member of the Investors Advisory Committee on Financial Markets of the Federal Reserve Bank of New York. Mr. Hutchins holds an A.B. from Harvard College, an M.B.A. from Harvard Business School and a J.D. from Harvard Law School. Mr. Hutchins has an extensive career investing in and leading companies, which makes him well-qualified to serve as a director. His current and past board experience also exposed him to best practices and approaches that are beneficial to the board of directors.

Jeffrey Katz has been a director since December 2013. Mr. Katz co-founded Mercury in 2001 and served as our Chief Executive Officer from 2001 to April 2006 and as a director from 2001 to September 2011. Since 2006, Mr. Katz has been an investor in and advisor to startup technology companies. Mr. Katz is the brother of Marc Katz, one of our directors. In 2013, he and Marc Katz were inducted into the Retail Solutions Providers Association’s Hall of Fame for their contribution to the IPOS ecosystem. Mr. Katz holds a bachelor’s degree in Accounting from Binghamton University. Mr. Katz’s service as our co-founder and Chief Executive Officer and as a technology investor give him an understanding of sales and marketing issues relevant to our business and makes him well-qualified to serve as a member of our board of directors.

Joseph Osnoss has been a director since 2010. Mr. Osnoss is a Managing Director of Silver Lake, which he joined in 2002. He is currently based in London, where he helps to oversee the firm’s activities in Europe, the Middle East and Africa. Mr. Osnoss is a director of Global Blue, Interactive Data Corporation, Sabre Holdings and Virtu Financial, and previously served on the board of Instinet Incorporated. Prior to joining Silver Lake, Mr. Osnoss worked in investment banking at Goldman, Sachs & Co., where he focused on mergers and financings in technology and related industries. Mr. Osnoss graduated summa cum laude from Harvard College with an A.B. in Applied Mathematics-Economics and a citation in French language. He is a Visiting Senior Fellow at the London School of Economics, where he participates in teaching and research activities within the Department of Finance. Mr. Osnoss’ extensive experience investing in private equity and serving on the boards of other companies, both domestically and internationally, positions him to contribute meaningfully to our board of directors.

Laurence Stone has been a director since June 2006. Mr. Stone also was Senior Vice President of Business Development at Mercury from June 2006 to April 2010. Mr. Stone was the Chief Executive Officer of Card Payment Services, an independent sales organization based in New York City, for United Jersey Bank from 1992 to February 1997. Mr. Stone was the Chief Executive Officer of Card Payment Systems from February 1997 to May 2002. He holds a B.S. in Economics with a concentration in finance from the Wharton School at the University of Pennsylvania. Mr. Stone’s extensive experience in the merchant payment processing industry provides strategic insight to our reseller-centric initiatives, making him well-qualified to serve as a member of the board of directors.

Board of Directors

Our business and affairs are managed under the direction of our board of directors. Our board of directors currently consists of Messrs. Marc Katz, Afergan, Bingle, Frankfurt, Giancarlo, Hutchins, Jeffrey Katz, Osnoss, and Stone with Marc Katz serving as Chairman. The composition of our board of directors prior to this offering was governed pursuant to the terms of the existing limited liability company agreement of Mercury Payment Systems, LLC, pursuant to which Messrs. Bingle, Giancarlo, Hutchins, Osnoss and Afergan were designated by investors affiliated with Silver Lake, and Messrs. Jeffrey Katz, Marc Katz, Stone and Frankfurt were designated by equityholders affiliated with Messrs. Jeffrey Katz, Marc Katz and Stone. Following the completion of this offering, we expect our board of directors to initially consist of              directors.

In accordance with our amended and restated certificate of incorporation, which will be in effect upon the closing of this offering, our board of directors will be divided into three classes with staggered three-year terms. At each annual meeting of stockholders after the initial classification, the successors to the directors whose terms will then expire will be elected to serve from the time of election and qualification until the third annual meeting following their election. Our directors will be divided among the three classes as follows:

•	Our class I directors will be and and their term will expire at the annual meeting of stockholders to be held in 2014.

•	Our class II directors will be and and their term will expire at the annual meeting of stockholders to be held in 2015.

•	Our class III directors will be and and their term will expire at the annual meeting of stockholders to be held in 2016.

Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of our board of directors may have the effect of delaying or preventing a change of our management or a change in control.

Role of Board of Directors in Risk Oversight

The board of directors has extensive involvement in the oversight of risk management related to us and our business, and accomplishes this oversight through the regular reporting by the Audit Committee. The Audit Committee represents the board of directors by periodically reviewing our accounting, reporting and financial practices, including the integrity of our financial statements, the surveillance of administrative and financial controls and our compliance with legal and regulatory requirements. Through its regular meetings with management, including the finance, legal and internal audit functions, the Audit Committee reviews and discusses all significant areas of our business and summarizes for the board of directors all areas of risk and the appropriate mitigating factors. In addition, our board of directors receives periodic detailed operating performance reviews from management.

Controlled Company Exemption

After the completion of this offering, affiliates of Silver Lake will control approximately     % of the voting power of our outstanding common stock entitled to vote for the election of directors (or approximately     % if the underwriters exercise in full their option to purchase additional shares). As a result, we will be a “controlled company” under the Nasdaq corporate governance standards. Under these standards, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance standards, including (1) the requirement that a majority of the board of directors consist of independent directors, (2) the requirement that the compensation of our executive officers be determined, or recommended to the board of directors for determination, by independent directors constituting a majority of the independent directors of the board in a vote in which only independent directors participate or by a compensation committee comprised solely of independent directors, and (3) the requirement that director nominees be selected, or recommended to the board of directors for selection, by independent directors constituting a majority of the independent directors of the board in a vote in which only independent directors participate or by a nomination committee comprised solely of independent directors. Following this offering, we intend to utilize these exemptions. As a result, following this offering, we will not have a majority of independent directors on our board of directors, and we will not have a nominating and corporate governance committee or a compensation committee that is composed entirely of independent directors. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the Nasdaq corporate governance standards. In the event that we cease to be a “controlled company,” we will be required to comply with these provisions within the transition periods specified in the Nasdaq corporate governance rules.

Committees of the Board of Directors

After the completion of this offering, the standing committees of our board of directors will consist of an Audit Committee and a Compensation Committee.

Our Chief Executive Officer and other executive officers will regularly report to the non-executive directors and the Audit and Compensation Committees to ensure effective and efficient oversight of our activities, and to assist in proper risk management and the ongoing evaluation of management controls. The director of internal audit will report functionally and administratively to our Chief Financial Officer and directly to the Audit Committee. We believe that the leadership structure of our board of directors provides appropriate risk oversight of our activities given the controlling interests held by affiliates of Silver Lake.

Audit Committee

The members of our Audit Committee are appointed by our board of directors. Upon the completion of this offering, our Audit Committee will consist of             ,              and             , with              serving as Chairman.              is considered an “audit committee financial expert” under the Sarbanes-Oxley Act and the rules and regulations of the SEC. Under the applicable Nasdaq standards, there are heightened requirements for determining whether the members of the Audit Committee are independent. Pursuant to applicable SEC and Nasdaq rules, we will have one independent Audit Committee member upon the listing of our Class A common stock on the Nasdaq Global Select Market, a majority of independent Audit Committee members within 90 days of listing and an Audit Committee consisting entirely of independent members within one year of listing.

We believe the experience and education of the directors on our Audit Committee qualify them to monitor the integrity of our financial statements, compliance with legal and regulatory requirements, the public accountant’s qualifications and independence, our internal controls and procedures for financial reporting and our compliance with applicable provisions of the Sarbanes-Oxley Act and the rules and regulations thereunder. In addition, the Audit Committee has the ability on its own to retain independent accountants, financial advisors or other consultants, advisors and experts whenever it deems appropriate.

The purpose of the Audit Committee will be to prepare the audit committee report required by the SEC to be included in our proxy statement, and to assist our board of directors in overseeing and monitoring (1) the quality and integrity of our financial statements, (2) our compliance with legal and regulatory requirements, (3) our independent registered public accounting firm’s qualifications, independence and performance and (4) the performance of our internal audit function.

Our board of directors will adopt a written charter for the Audit Committee, which will be available on our website before the completion of this offering.

Compensation Committee

The members of our Compensation Committee are appointed by our board of directors. Upon the completion of this offering, our Compensation Committee will consist of              ,              and             , with                      serving as Chairman.

The purpose of the Compensation Committee is to assist our board of directors in discharging its responsibilities relating to (1) setting our compensation program and compensation of our executive officers and directors, (2) monitoring our incentive and equity-based compensation plans and (3) preparing the compensation committee report required by the SEC to be included in our proxy statement.

Our board of directors will adopt a written charter for the Compensation Committee, which will be available on our website before the completion of this offering.

Compensation Committee Interlocks and Insider Participation

Compensation decisions are made by our board of directors and Compensation Committee. None of our executive officers has served as a member of the compensation committee (or other committee serving an equivalent function) of any other entity, whose executive officers served as a member of our board of directors or Compensation Committee.

Messrs.              and              are managing directors of certain entities affiliated with Silver Lake. As of September 30, 2013, affiliates of Silver Lake control 62.2% of the voting power for the election of our directors.

Nominating and Corporate Governance Committee

Because we will be a “controlled company” within the meaning of the Nasdaq corporate governance standards, we will not be required to, and will not, have a nominating and corporate governance committee. While we are a controlled company, our board of directors will identify and evaluate potential candidates for nomination as a director, and recommend any such candidates to our board of directors.

If and when we are no longer a controlled company, we will be required to establish a nominating and corporate governance committee. We anticipate that such a nominating and corporate governance committee would consist of three directors. As required by the rules of the SEC and listing standards of the Nasdaq, the nominating and corporate governance committee would consist of a majority of independent directors. This committee would identify, evaluate and recommend qualified nominees to serve on our board of directors, develop and oversee our internal corporate governance processes and maintain a management succession plan. Upon formation of a nominating and corporate governance committee, we expect to adopt a nominating and corporate governance committee charter defining the committee’s primary duties in a manner consistent with the rules of the SEC and applicable Nasdaq standards.

Director Independence

The board of directors has determined that Messrs.              qualify as independent directors within the meaning of the Nasdaq corporate governance standards, which is the definition used by the board of directors for determining the independence of its directors. Under Nasdaq standards, there are heightened requirements for determining whether the members of the Audit Committee are independent. Messrs.              qualify as independent under the heightened independence requirements for audit committees.

Code of Business Conduct and Ethics

We will adopt a new Code of Business Conduct and Ethics (the “Code of Ethics”) applicable to all employees, executive officers and directors that addresses legal and ethical issues that may be encountered in carrying out their duties and responsibilities, including the requirement to report any conduct they believe to be a violation of the Code of Ethics. The Code of Ethics will be available on the Corporate Governance page of our internet website, www.mercurypay.com, before the completion of this offering. The information available on or through our internet website is not part of this prospectus. If we ever were to amend or waive any provision of our Code of Ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or any person performing similar functions, we intend to satisfy our disclosure obligations with respect to any such waiver or amendment by posting such information on our internet website set forth above rather than by filing a Current Report on Form 8-K.

EXECUTIVE COMPENSATION

Summary Compensation Table

Our named executive officers for 2013, which consist of our Chief Executive Officer and our two most highly-compensated executive officers other than our Chief Executive Officer, are:

•	Matt Taylor, Chief Executive Officer;

•	Randall Clark, Senior Vice President, Marketing; and

•	Brett Narlinger, Senior Vice President, Sales.

The following table summarizes the total compensation paid to or earned by our named executive officers during the years ended December 31, 2013 and 2012.

Name and Principal Position	Year	Salary ($)		Bonus ($)		Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)(2)	All Other Compensation ($)		Total ($)
Matt Taylor	2013	300,000		—		558,600	—	23,747	(3)	882,347
Chief Executive Officer	2012	300,000		—		—	80,677	22,760		403,437

Randall Clark(4)	2013	199,449	(5)	—		453,881	—	10,469	(6)	663,799
Senior Vice President, Marketing

Brett Narlinger(7)	2013	148,346	(8)	150,000	(9)	819,280	—	—		1,117,626
Senior Vice President, Sales

(1)	Amounts included in this column for 2013 reflect the aggregate grant date fair value of time-vested options and performance-vested options granted during 2013, calculated in accordance with FASB ASC Topic 718, utilizing the assumptions discussed in Note 10 to our consolidated financial statements for the nine months ended September 30, 2013. We have determined that achieving the performance condition on performance-vested options is not probable. Accordingly, we have not included any amount with respect to these awards in the “Option Awards” column. The maximum value of these performance-vested options is not determinable because the value is dependent on the value of the Class A units at the time the performance condition is achieved.
(2)	Annual cash bonuses for 2013 are expected to be determined in 2014. See “Narrative Disclosure to Summary Compensation Table—2013 Executive Incentive Plan.”
(3)	The amount shown includes $16,097 in reimbursement for health care premiums paid by Mr. Taylor and $7,650 in 401(k) matching contributions.
(4)	Mr. Clark commenced employment as our Senior Vice President, Marketing, on February 25, 2013.
(5)	The amount shown reflects the portion of Mr. Clark’s annual base salary earned for the period from February 25, 2013 through December 31, 2013.
(6)	The amount shown includes $10,000 representing our payment to Mr. Clark for the purchase of a vehicle pursuant to his offer letter dated January 11, 2013, and $588 in 401(k) matching contributions.
(7)	Mr. Narlinger commenced employment as our Senior Vice President, Sales, on June 26, 2013.
(8)	The amount shown reflects the portion of Mr. Narlinger’s annual base salary earned for the period from June 26, 2013 through December 31, 2013.
(9)	The amount shown represents a signing bonus paid by us pursuant to Mr. Narlinger’s offer letter dated June 14, 2013.

Narrative Disclosure to Summary Compensation Table

Employment Offer Letters

We entered into “at-will” employment offer letters with Messrs. Clark and Narlinger at the time of hire.

Mr. Taylor does not have an employment agreement with us. Mr. Taylor’s annual base salary is $300,000, and he is eligible for an annual performance bonus, with a target annual bonus equal to $200,000. In addition, we reimburse Mr. Taylor for the premiums paid by him under our health care plan.

Randall Clark

On January 11, 2013, we entered into an employment offer letter with Randall Clark, our Senior Vice President, Marketing. Mr. Clark’s offer letter provides that his employment with us is “at-will” and may be terminated by either party at any time.

Mr. Clark’s annual base salary pursuant to his offer letter is $235,000. In addition, Mr. Clark is eligible for an annual performance bonus. For 2013, Mr. Clark’s target annual bonus is equal to $100,000 (prorated for his period of employment).

In addition to his annual base salary, Mr. Clark’s offer letter provided for certain payments and allowances associated with business travel from his home office in California to our Durango and Denver locations, including a payment of $15,000 for the purchase of a vehicle, hotel expense reimbursement for the first two months of employment and a monthly housing allowance thereafter and flight cost reimbursement. Effective as of Mr. Clark’s date of hire, we agreed to provide Mr. Clark with a payment of $10,000 for the purchase of a vehicle (which was paid in March 2013) and reimbursement of reasonable travel expenses for business travel from his home office in California to our Durango and Denver locations in accordance with our expense reimbursement policy generally applicable to all employees. As such, Mr. Clark agreed that he was not entitled to payment of the additional $5,000 for the purchase of a vehicle or the monthly housing allowance.

Pursuant to Mr. Clark’s offer letter, on August 26, 2013, we granted Mr. Clark an option to purchase a total of 324,201 Class C Units at an exercise price of $6.60 per Class C Unit pursuant to our 2010 Unit Incentive Plan, including 216,134 time-vested options and 108,067 performance-vested options, the terms of which are described in further detail under “—Equity Incentive Plan Awards” below.

Brett Narlinger

On June 14, 2013, we entered into an employment offer letter with Brett Narlinger, our Senior Vice President, Sales. Mr. Narlinger’s offer letter provides that his employment with us is “at-will” and may be terminated by either party at any time.

Mr. Narlinger’s annual base salary pursuant to his offer letter is $290,000. In addition, Mr. Narlinger is eligible for an annual performance bonus. For 2013, Mr. Narlinger’s target annual bonus is equal to $160,000 (prorated for his period of employment). In addition to the annual performance bonus, Mr. Narlinger has an annual incentive opportunity of up to $100,000 (prorated for 2013) based on our achievement of certain specified organizational performance metrics.

In addition to his annual base salary, Mr. Narlinger received a signing bonus of $150,000 paid in July 2013. If Mr. Narlinger voluntarily terminates his employment with us within the first year of his employment with us, he will be required to repay 100% of the signing bonus; if such termination occurs within the second year of his employment with us, he will be required to repay 50% of the signing bonus.

Pursuant to Mr. Narlinger’s offer letter, on August 26, 2013, we granted Mr. Narlinger an option to purchase a total of 585,200 Class C Units at an exercise price of $6.60 per Class C Unit pursuant to our 2010 Unit Incentive Plan, including 390,133 time-vested options and 195,067 performance-vested options, the terms of which are described in further detail under “—Equity Incentive Plan Awards” below.

2013 Executive Incentive Plan

All of our named executive officers participate in our 2013 Executive Incentive Plan. The 2013 Executive Incentive Plan provides for annual cash bonus payments to eligible participants based upon our achievement of corporate goals including financial goals with respect to EBITDA, sales goals and in-house processing goals and the participant’s achievement of individual performance objectives established by our compensation committee. Our compensation committee retains discretion to increase or decrease payouts under the 2013 Executive Incentive Plan after taking into consideration the level of achievement the corporate goals, the individual performance objectives and other significant achievements by the executive during the fiscal year. The bonuses are not payable pursuant to any formal plan document. Following the end of the fiscal year, our compensation committee will determine bonus payouts for the fiscal year. Actual bonuses are generally paid to participants during the second quarter of the subsequent fiscal year. Each participant in the 2013 Executive Incentive Plan has an annual bonus target, which is $200,000 for Mr. Taylor, $100,000 for Mr. Clark and $160,000 for Mr. Narlinger.

In addition to the 2013 Executive Incentive Plan, Mr. Narlinger is eligible to receive an additional annual cash incentive bonus of up to $100,000 (prorated for 2013) based on our achievement of certain specified organizational performance metrics associated with revenue and merchant growth during the fiscal year. Any such incentive bonus earned by Mr. Narlinger for the fiscal year is expected to be paid during the second quarter of the subsequent fiscal year.

Equity Incentive Plan Awards

Prior to the completion of this offering, our employees and executive officers are eligible to receive grants of awards under the 2010 Unit Incentive Plan, as described below. During 2013, all options to purchase Class C Units were granted pursuant to the 2010 Unit Incentive Plan. In connection with this offering, each option to purchase Class C Units will be converted into an option to purchase shares of our Class A common stock on a one-for-one basis. On and after the completion of this offering, no further awards will be granted under the 2010 Unit Incentive Plan, and our employees and executive officers will be eligible to receive equity awards with respect to our Class A common stock pursuant to the 2014 Stock Plan, as described below.

Options to purchase Class C Units are subject to both time-based and performance-based vesting:

•	The time-vested options will typically vest and become exercisable, subject to the participant’s continued employment through the applicable vesting date, with respect to 22.22% of the Class C Units subject to the option on the first anniversary of the vesting commencement date, and the remaining 77.78% of the Class C Units subject to the option will vest and become exercisable ratably on a quarterly basis over the following three and one-half years.

•

The performance-vested options typically become vested and exercisable, subject to the participant’s continued employment through the applicable vesting date and based on a specified participation percentage with respect thereto, upon each sale by SL Quicksilver and its transferees of their Class A Units (each such sale, a “liquidity event”) following the first date on which SL Quicksilver and its transferees no longer beneficially own, in the aggregate, at least 75% of the

Class A Units that were owned by SL Quicksilver on April 30, 2010 and for which SL Quicksilver and its transferees achieve a specified return on their investment in Mercury.

All options are subject to fully accelerated vesting if a change in control (as defined below) occurs and the participant’s employment with us is terminated by us without cause within 12 months following such change in control, provided, that the 2010 Plan Committee does not take certain actions to otherwise accelerate the vesting of the options, cancel the options for fair value or provide for the termination of such options pursuant to the 2010 Unit Incentive Plan.

In 2013, we granted time-vested and performance-vested options to our named executive officers as follows: Mr. Taylor was granted a total of 532,000 options, including 266,000 time-vested options and 266,000 performance-vested options; Mr. Clark was granted a total of 324,201 options, including 216,134 time-vested options and 108,067 performance-vested options; and Mr. Narlinger was granted a total of 585,200 options, including 390,133 time-vested options and 195,067 performance-vested options.

For purposes of the options held by our named executive officers, “cause” is generally defined in the option agreement as the occurrence of any one or more of the following events: (i) the participant’s engagement in misconduct which is materially injurious to us or our affiliates; (ii) the participant’s continued failure to substantially perform the participant’s duties to us; (iii) the participant’s repeated dishonesty in the performance of the participant’s duties to us; (iv) the participant’s commission of an act or acts constituting any (x) fraud against, or misappropriation, or embezzlement from us or any of our affiliates, (y) felony or any other crime involving moral turpitude or (z) offense that could result in a jail sentence of at least 30 days; or (v) the participant’s material breach of any confidentiality covenant entered into between the participant and us, the restrictive covenants set forth in the option agreement or the provisions of the limited liability company agreement of Mercury Payment Systems, LLC that the participant is subject to.

Pursuant to our 2010 Unit Incentive Plan, “change in control” means any sale of the Company (whether by merger, consolidation, recapitalization, reorganization, or sale of securities pursuant to which more than 50% of our voting units are disposed of), or a sale of all or substantially all of our assets, in one transaction or a series of related transactions.

The option agreements governing the options held by our named executive officers include a non-competition covenant that applies during the term of employment and for a two-year period thereafter.

Outstanding Equity Awards at 2013 Fiscal Year-End

The following table sets forth outstanding equity awards held by our named executive officers at December 31, 2013.

	Option Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)		Option Exercise Price ($)		Option Expiration Date
Matt Taylor	—	266,000	(1)	266,000	(2)	6.60		9/9/2023
	106,041	106,048	(3)	—		4.61	(4)	7/12/2021
	—	—		318,134	(2)	4.00	(4)	7/12/2021
Randall Clark	—	216,134	(5)	108,067	(2)	6.60		8/26/2023
Brett Narlinger	—	390,133	(6)	195,067	(2)	6.60		8/26/2023

(1)	Time-vested options granted on September 9, 2013, of which 22.22% vest on September 9, 2014, and the remaining 77.78% vest ratably on a quarterly basis over the following three and one-half years.
(2)	For a description of the vesting schedule for performance-vested options, see “Narrative Disclosure to Summary Compensation Table—Equity Incentive Plan Awards.”
(3)	Time-vested stock options granted on July 12, 2011 of which 22.22% vested on July 12, 2012, and the remaining 77.78% vest ratably on a quarterly basis through January 12, 2016.
(4)	In each of July 2011 and October 2012, our board of directors approved a repricing of all outstanding options to purchase Class C Units in connection with an extraordinary distribution to our members. As such, we repriced the time-vested options and performance-vested options held by Mr. Taylor from an initial exercise price per unit of $6.82 to $4.61 and $4.00, respectively. All other terms and conditions of the repriced options remain the same.
(5)	Time-vested options granted on August 26, 2013, of which 22.22% vest on February 25, 2014, and the remaining 77.78% vest ratably on a quarterly basis over the following three and one-half years.
(6)	Time-vested options granted on August 26, 2013, of which 22.22% vest on June 26, 2014, and the remaining 77.78% vest ratably on a quarterly basis over the following three and one-half years.

Additional Narrative Disclosure

Potential Payments upon Termination or Change of Control

Severance Policy

In August 2013, our compensation committee approved a severance policy that is generally applicable to our executives, including Messrs. Taylor, Clark and Narlinger. The severance policy generally provides for severance pay in an amount equal to 6 months (or such greater amount as determined by our board of directors in its discretion) of the executive’s then-current base salary upon an involuntary termination of employment, or 12 months of the executive’s then-current base salary upon an involuntary termination of employment that occurs within 12 months following the occurrence of a change in control, in each case, subject to the executive’s execution and non-revocation of a general release of claims. If an executive is party to an employment offer letter agreement that provides for severance pay, then the executive will be entitled to the greater amount of the severance pay that would be payable pursuant to the severance policy or the employment offer letter agreement.

Employment Offer Letters

Pursuant to Mr. Clark’s offer letter, if Mr. Clark’s employment is terminated by us without cause or if he resigns for good reason, he will be entitled to receive (i) a lump-sum cash severance payment equal to 6 months of his then-current annual base salary, and (ii) an additional two quarters of vesting with respect to any time-vested options held by him, subject to his execution and non-revocation of a general release of claims, which will include a non-solicitation covenant.

Pursuant to Mr. Narlinger’s offer letter, if Mr. Narlinger’s employment is terminated by us without cause or if he resigns for good reason, he will be entitled to receive (i) after completion of one year of service, a lump-sum cash severance payment equal to 12 months of his then-current annual base salary, and any pro-rated bonus amounts through the date of termination, and (ii) payment of COBRA premiums for a 12-month period following his termination date, subject to his execution and non-revocation of a general release of claims, which will include a non-solicitation covenant.

For purposes of the offer letters with each of Messrs. Clark and Narlinger, the following definitions apply:

•	“Cause” has the meaning set forth in the executive’s option agreement, as described in “Narrative Disclosure to Summary Compensation Table—Equity Incentive Plan Awards” above.

•	“Good reason” means any of the following without the executive’s consent, except if resulting from a “cause” event: (i) a greater than 10% reduction in the executive’s base salary as in effect immediately prior to such reduction, unless such reduction occurs in connection with an across-the-board reduction in base salaries of other similarly situated employees, (ii) a material diminution of the executive’s authority, duties or responsibilities with us, provided, however, that a change in duties during the normal course of business that in and of itself does not adversely impact the executive’s status as an executive shall not be a “material diminution”; (iii) a material uncured breach by us of the terms of the executive’s offer letter; or (iv) our failure to obtain the agreement of a successor company to assume the terms of the executive’s offer letter; provided, that (A) the executive provides us with written notice of the event constituting good reason within 10 days after the occurrence thereof, (ii) we failed to cure such event within 30 days after our receipt of such notice, and (iii) the executive’s date of termination occurs no later than the earlier of 10 days after the expiration of such cure period or notification by us that we do not intend to cure. For purposes of notice, if the executive’s authority, duties or responsibilities are materially diminished incrementally over a period of time not to exceed 12 months, the event constituting good reason will be deemed to occur when such reduction, in the aggregate, becomes material.

Non-Solicitation Covenant

Each of our employees, including Messrs. Taylor, Clark and Narlinger, is subject to an 18-month non-solicitation covenant with respect to both our customers and our employees.

Equity Incentive Plan Awards

For a description of the accelerated vesting provisions with respect to the outstanding options held by our named executive officers, see “Narrative Disclosure to Summary Compensation Table—Equity Incentive Plan Awards” above.

Retirement Benefits

We currently maintain a plan intended to provide benefits under Section 401(k) of the Code, where employees, including our named executive officers, may contribute up to 100% of their annual compensation, limited by the maximum allowed under Section 401(k) of the Code. Subject to such limitations of the Code, we provide a matching contribution in an amount up to 3% of the employees’ eligible compensation contributed by the employee to the plan. Matching contributions made on or after January 1, 2014 vest over a three-year period, and prior matching contributions vest over a five-year period.

Equity Incentive Plans

2010 Unit Incentive Plan

We established the Mercury Payment Systems, LLC 2010 Unit Incentive Plan, as amended from time to time (the “2010 Unit Incentive Plan”), which became effective on February 1, 2010. On and after the completion of this offering, we expect that no further awards will be granted under the 2010 Unit Incentive Plan, and, as described above, existing options to purchase Class C units will remain outstanding and will be converted into options to purchase shares of our Class A common stock. Prior to the effective date of this offering, the Company granted awards under the 2010 Unit Incentive Plan to employees, directors or other service providers of the Company or any of its subsidiaries, including options to purchase Class C Units.

The principal features of the 2010 Unit Incentive Plan are summarized below. This summary is qualified in its entirety by reference to the text of the 2010 Unit Incentive Plan, which is filed as an exhibit hereto.

Purpose. The purpose of the 2010 Unit Incentive Plan was to aid the Company and its subsidiaries in recruiting and retaining key employees, directors or other service providers and to motivate such employees, directors or other service providers to exert their best efforts on behalf of the Company and its subsidiaries by providing incentives through the granting of awards thereunder.

Administration. The 2010 Unit Incentive Plan is administered by the compensation committee, a sub-committee or other committee of our board of directors appointed pursuant to the 2010 Unit Incentive Plan or our board of directors (such committee, the “2010 Plan Committee”). The 2010 Plan Committee is authorized to, among other things, interpret the 2010 Unit Incentive Plan; establish, amend and rescind any rules and regulations relating to the 2010 Unit Incentive Plan; select participants; prescribe the form of each award agreement pursuant to which awards will be granted under the 2010 Unit Incentive Plan; correct any defect or supply any omission or reconcile any inconsistency in the 2010 Unit Incentive Plan in the manner; and make any other determinations that it deems necessary or desirable for the administration of the 2010 Unit Incentive Plan. In addition, the 2010 Plan Committee has the full power and authority to establish the terms and conditions of any award consistent with the provisions of the 2010 Unit Incentive Plan and to waive any such terms and conditions at any time (including, without limitation, accelerating or waiving any vesting conditions).

Class C Unit Reserve. The 2010 Unit Incentive Plan provides that the total number of Class C Units that may be issued under the 2010 Unit Incentive Plan is 7,521,509, subject to the adjustment provisions in the 2010 Unit Incentive Plan as described further below. To the extent an award expires, is exchanged, canceled, forfeited or otherwise terminated, settled in cash, or repurchased by the Company, the number of Class C Units subject to such award would become available again for grant under the 2010 Unit Incentive Plan, if any future grants were to be contemplated thereunder. Class C Units that are withheld to satisfy a participant’s tax withholding obligation would also become available for future grants under the 2010 Unit Incentive Plan, if any future grants were to be contemplated thereunder.

Eligibility. Prior to the effective date of this offering, awards were only granted to employees, directors or other service providers of the Company or any of its subsidiaries. The 2010 Plan Committee is authorized to determine eligibility of particular persons who will receive awards.

Options. Prior to the effective date of this offering, the 2010 Plan Committee determined the terms and conditions of any options to purchase Class C Units granted to participants. The 2010 Plan Committee also determined the exercise price for each option, except that the option must have had a per unit exercise price that was not less than 100% of the fair market value of a Class C Unit on the date the option was granted (other than in the case of options granted in substitution of previously granted awards).

Payment in respect of the exercise of an option may be made (i) in cash or its equivalent (e.g. by check); (ii) to the extent permitted by the 2010 Plan Committee, in Class C Units having a fair market value equal to the aggregate option price for the Class C Units being purchased and satisfying such other requirements as may be imposed by the 2010 Plan Committee, provided, that such Class C Units have been held by the participant for more than six months (or such other period as established by the 2010 Plan Committee); (iii) partly in cash and, to the extent permitted by the 2010 Plan Committee, partly in such Class C Units; (iv) if there is a public market for the Class C Units (or the securities into which such Class C Units are convertible or exchangeable) at such time, to the extent permitted by, and subject to such rules as may be established by the 2010 Plan Committee, through a broker-assisted cashless exercise mechanism; or (v) to the extent permitted by the 2010 Plan Committee, a net exercise method.

Unit Appreciation Rights. Prior to the effective date of this offering, the 2010 Plan Committee determined the terms and conditions of any unit appreciation rights (“UARs”) granted to participants. Generally, each UAR would entitle the participant upon exercise to an amount (in cash, Class C Units or a combination of cash and Class C Units, as determined by the 2010 Plan Committee) equal to the product of (i) the excess of (A) the fair market value on the exercise date of one Class C Unit, over (B) the strike price per Class C Unit, times (ii) the numbers of Class C Units covered by the UAR being exercised. The strike price per Class C Unit granted in tandem with an option will be the exercise price of the related option and in the case of a UAR granted independent of an option, the fair market value on the date of grant (other than in the case of UARs granted in substitution of previously granted awards).

Other Unit-Based Awards. Prior to the effective date of this offering, the 2010 Plan Committee could grant or sell other unit-based awards to participants, including awards of Class C Units, restricted Class C Units or other awards valued in whole or in part by reference to, or otherwise based on the fair market value of, Class C Units. The 2010 Plan Committee determined the terms and conditions of such unit-based awards, including, without limitation, vesting conditions, to whom and when other unit-based awards would be made, the number of Class C Units to be awarded and whether such awards may be settled in cash, Class C Units or a combination of cash and Class C Units.

Adjustments Upon Certain Events. In the event of any change in the outstanding Class C Units by reason of any Class C Unit split, reorganization, recapitalization, merger consolidation, spin-off, combination, combination or transaction or exchange of Class C Units or other corporate exchange, or any extraordinary distribution to members of the Company (which shall not, for the avoidance of doubt, include any tax distributions) or any transaction similar to the foregoing, the 2010 Plan Committee, in its sole discretion and without any liability to any person, shall make such substitution or adjustment, if any, as it deems to be equitable, as to (i) the number of kind of Class C Units or other securities issued or reserved for issuance pursuant to the 2010 Unit Incentive Plan or pursuant to outstanding awards, (ii) the maximum number of Class C Units for which options or UARs may be granted during a fiscal year to any participant, (iii) the option price or exercise price of any award, and/or (iv) any other affected terms of such awards.

Effect of Change in Control. In the event of a change in control (as defined in the 2010 Unit Incentive Plan), (i) if determined by the 2010 Plan Committee in the applicable award agreement or otherwise, any outstanding awards then held by participants will automatically be deemed exercisable, otherwise vested or no longer subject to lapse restrictions as of immediately prior to such change in control, and (ii) the 2010 Plan Committee may (A) accelerate, vest or cause the restrictions to lapse with respect to all or any portion of an award, (B) cancel such awards for fair value (as determined in the sole discretion of the 2010 Plan Committee), (C) provide for the issuance of substitute awards that will substantially preserve the otherwise applicable terms of any affected awards previously granted under the 2010 Unit Incentive Plan as determined by the 2010 Plan Committee in its sole discretion, or (D) provide that for a period of at least 15 days prior to the change in control, such options will be exercisable as to all Class C Units subject thereto and that upon the occurrence of a change in control, such options will terminate and be of no further force and effect.

Nontransferability of Awards. An award will not be transferable or assignable by a participant except by will or by the laws of descent and distribution, unless otherwise determined by the 2010 Plan Committee in the applicable award agreement or otherwise. An award exercisable after the death of a participant may be exercised by the legatees, personal representatives or distributees of the participant.

Amendment and Termination. Our board of directors may amend, alter or discontinue the 2010 Unit Incentive Plan, but no amendment, alteration or discontinuation will be made (i) without approval of the members of the Company to the extent such approval is required by or desirable to satisfy the requirements of any applicable law, regulation or other rule, including the listing standards of the securities exchange which is, at the applicable time, the principal market for the Class C Units, or (ii) without the consent of a participant, if such action would materially adversely affect any rights of the participant under any award granted to such participant under the 2010 Unit Incentive Plan. Notwithstanding the foregoing, the 2010 Plan Committee may amend the 2010 Unit Incentive Plan in such manner as it deems necessary to permit the granting of awards meeting the requirements of the Code or other applicable laws (including, without limitation, to avoid adverse tax or accounting consequences to the Company or to participants).

Claw-back Provisions. The 2010 Plan Committee may, in its sole discretion, specify in an award that the participant’s rights, payments and benefits with respect to an award will be subject to reduction, cancellation, forfeiture or recoupment upon the occurrence of certain specified events, in addition to any otherwise applicable vesting or performance conditions of an award.

Plan Duration. No award may be granted under the 2010 Unit Incentive Plan after the tenth anniversary of the effective date (as defined therein), but awards theretofore granted may extend beyond that date.

2014 Stock Award Plan

Prior to the completion of this offering, our board of directors expects to adopt, and our stockholders expect to approve, our 2014 Stock Award Plan (the “2014 Stock Plan”).

The principal features of the 2014 Stock Plan are summarized below. This summary is qualified in its entirety by reference to the text of the 2014 Stock Plan, which is filed as an exhibit hereto.

Purpose. The purpose of the 2014 Stock Plan is to attract and retain key personnel and to provide a means for our current and prospective directors, officers, employees, consultants and advisors to acquire and maintain an equity interest in us, or be paid incentive compensation, which may (but need not) be measured by reference to the value of our common stock, thereby strengthening their commitment to our welfare and aligning their interests with those of our stockholders. The 2014 Stock Plan is also designed to permit us to make cash-based awards and equity-based awards intended to qualify as “performance-based compensation” under Section 162(m) of the Code.

Administration. The 2014 Stock Plan will be administered by the compensation committee of our board of directors, a sub-committee or other committee of our board of directors as may be appointed pursuant to the 2014 Stock Plan or our board of directors (as applicable, the “2014 Plan Committee”). The 2014 Plan Committee has the sole and plenary authority to establish the terms and conditions of any award and any amendments thereto consistent with the provisions of the 2014 Stock Plan. The 2014 Plan Committee is authorized to, among other things, designate participants; determine the time or times at which awards may be exercised and whether and under what circumstances an award may be exercised; interpret, administer, reconcile any inconsistency in, correct any defect in and/or supply any omission in the 2014 Stock Plan and any instrument or agreement relating to, or any award granted under, the 2014 Stock Plan; establish, amend, suspend, or waive any rules and regulations and appoint such agents as the 2014 Plan Committee deems appropriate for the proper administration of the 2014 Stock Plan; accelerate the vesting or exercisability of, payment for or lapse of restrictions on awards; and to make any other determination and take any other action that the 2014 Plan Committee deems necessary or desirable for the administration of the 2014 Stock Plan.

Eligibility. Our employees, directors, officers, advisors, consultants or advisors will be eligible to participate in the 2014 Stock Plan. The 2014 Plan Committee has the sole and complete authority to determine who will be granted an award under the 2014 Stock Plan, however, it may delegate such authority to one or more of our officers under the circumstances set forth in the 2014 Stock Plan.

Share Reserve. The 2014 Stock Plan will provide that the total number of shares of common stock that may be issued under the 2014 Stock Plan is             , subject to the adjustment provisions in the 2014 Stock Plan as described further below. Of this amount, no more than              shares of common stock may be issued upon the exercise of incentive stock options; no more than              shares of common stock issuable upon the exercise of options or stock appreciation rights may be granted to any single participant during any calendar year; no more than              shares of common stock may be earned by any single participant in respect of a single calendar year during a performance period or in the event any such award is paid in cash, other securities or other property, no more than the fair market value of              shares of common stock on the last day of the performance period to which such award relates; and the maximum amount that can be paid to any single Participant in any one calendar year pursuant to a cash bonus award is $            . To the extent that an award expires unexercised, is canceled or forfeited, or settled in cash, the number of shares of common stock subject to such award will become available again for grant under the 2014 Stock Plan. Shares of common stock that are used to pay the exercise price of an award or withheld to satisfy a participant’s tax withholding obligation will not become available for re-grant under the 2014 Stock Plan.

Awards may, in the sole discretion of the 2014 Plan Committee, be granted in assumption of, or in substitution for, outstanding awards previously granted by an entity acquired by us or with which we combine (referred to as “substitute awards”). The number of shares of common stock underlying any substitute awards will not be counted against the total number of shares of common stock available for awards under the 2014 Stock Plan.

No award may be granted under the 2014 Stock Plan during any suspension of the 2014 Stock Plan or after the tenth anniversary of the effective date (as defined therein), but awards theretofore granted may extend beyond that date.

Awards Available for Grant. The Committee may grant awards of non-qualified stock options, incentive (qualified) stock options, stock appreciation rights, restricted stock awards, restricted stock units (“RSUs”), stock bonus awards, dividend equivalents, or performance compensation awards (including cash bonus awards) under the 2014 Stock Plan.

Options. The 2014 Plan Committee may grant options to purchase shares of common stock that are either “qualified”, meaning they are intended to satisfy the requirements of Section 422 of the Code for incentive stock options, or “non-qualified”, meaning they are not intended to satisfy the requirements of Section 422 of the Code. All stock options granted under the 2014 Stock Plan are required to have a per share exercise price that is not less than 100% of the fair market value per share of our common stock underlying such stock options on the date the option is granted, and all stock options that are intended to qualify as incentive stock options must be granted pursuant to an award agreement expressly stating that the option is intended to qualify as an incentive stock option, and will be subject to the terms and conditions that comply with the rules as may be prescribed by Section 422 of the Internal Revenue Code. Stock options granted under the 2014 Stock Plan will be subject to such terms, including the exercise price and the conditions and timing of exercise, as may be determined by the 2014 Plan Committee and specified in the applicable award agreement. The maximum term for stock options granted under the 2014 Stock Plan will be 10 years from the initial date of grant, or five years with respect to any stock options intended to qualify as incentive stock options granted to a participant who owns stock representing more than 10% of the voting power of all classes of stock of us or any of our affiliates.

Payment in respect of the exercise of an option may be made in cash or by check, by surrender of unrestricted shares (at their fair market value on the date of exercise) that have been held by the participant for any period deemed necessary by our accountants to avoid an additional compensation charge or have been purchased on the open market, or the 2014 Plan Committee may, in its discretion and to the extent permitted by law, allow such payment to be made through a broker-assisted cashless exercise mechanism, a net exercise method or by such other method as the 2014 Plan Committee may determine to be appropriate. Any fractional shares of common stock will be settled in cash.

Stock Appreciation Rights. The 2014 Plan Committee may grant stock appreciation rights (“SARs”) under the 2014 Stock Plan. Generally, each SAR will entitle the participant upon exercise to an amount (in cash, shares or a combination of cash and shares, as determined by the 2014 Plan Committee) equal to the product of (i) the excess of (A) the fair market value on the exercise date of one share of common stock, over (B) the strike price per share, times (ii) the numbers of shares of common stock covered by the SAR being exercised. The strike price per share of a SAR granted in tandem with an option will be the exercise price of the related option and in the case of a SAR granted independent of an option, the fair market value on the date of grant (other than in the case of SARs granted in substitution of previously granted awards). The terms of the SARs shall be subject to terms established by the 2014 Plan Committee and reflected in the award agreement.

Restricted Stock. The 2014 Plan Committee may grant restricted stock under the 2014 Stock Plan. Restricted stock is common stock that generally is non-transferable and is subject to other restrictions determined by the 2014 Plan Committee for a specified period. The terms of the restricted stock shall be subject to terms established by the 2014 Plan Committee and reflected in the award agreement.

Restricted Stock Units. The 2014 Plan Committee may grant RSUs under the 2014 Stock Plan. Generally, RSUs represent the right to receive, upon the expiration of the applicable restricted period, one share of common stock for each RSU, or, if provided in an award agreement, in the sole discretion of the 2014 Plan Committee, the cash value thereof (or any combination thereof). A holder of RSUs will have no rights as a stockholder until such time as the award has vested and any other applicable conditions and/or criteria have been satisfied and the shares of common stock underlying the award have been issued to the holder. The terms of the RSUs shall be subject to terms established by the 2014 Plan Committee and reflected in the award agreement.

Stock Bonus Awards. The 2014 Plan Committee will be authorized to grant awards of unrestricted common stock or other awards denominated in common stock, either alone or in tandem with other awards, under such terms and conditions as the 2014 Plan Committee may determine.

Dividend Equivalents. The 2014 Plan Committee may grant dividend equivalents based on dividends declared on the common stock, to be credited as of the dividend payment dates during the period between the date an award is granted to a participant and the date such award vests, is exercised, is distributed or expires, as determined by the 2014 Plan Committee. Such dividend equivalents will be converted to cash, additional awards or additional shares of common stock by such formula and at such time and subject to such limitations as may be determined by the 2014 Plan Committee.

Performance Compensation Awards. The 2014 Plan Committee may also designate any award as a “performance compensation award” intended to qualify as “performance-based compensation” under Section 162(m) of the Internal Revenue Code. The 2014 Plan Committee also has the authority to make an award of a cash bonus to any participant and designate such award as a performance compensation award under the 2014 Stock Plan. The 2014 Plan Committee has sole discretion to select the length of any applicable performance periods, the types of performance compensation awards to be issued, the applicable performance criteria and performance goals, and the kinds and/or levels of performance goals that are to apply. The performance criteria that will be used to establish the performance goals will be based on the attainment of specific levels of performance of us (and/or one or more of our affiliates, divisions or operational units, or any combination of the foregoing) and may include any of the following: (i) net earnings or net income (before or after taxes); (ii) basic or diluted earnings per share (before or after taxes); (iii) net revenue or net revenue growth; (iv) gross revenue or gross revenue growth; (v) gross margin or gross margin growth; (vi) or revenue growth; (vii) net interest margin; (viii) operating profit (before or after taxes); (ix) return measures (including, but not limited to, return on investment, assets, capital, employed capital, invested capital, equity or sales); (x) cash flow measures (including, but not limited to, operating cash flow, free cash flow or cash flow return on capital); (xi) earnings before or after taxes, interest, depreciation and/or amortization (including EBIT and EBITDA); (xii) share price (including, but not limited to, growth measures or total stockholder return); (xiii) expense targets, cost reduction goals or general and administrative expense savings; (xiv) gross or net operating margins; (xv) productivity ratios; (xvi) operating efficiency; (xvii) measures of economic value added or other “value creation” metrics; (xviii) asset quality; (xix) inventory control; (xx) enterprise value; (xxi) sales; (xxii) stockholder return; (xxiii) merchant retention; (xxiv) employee retention; (xxv) competitive market metrics; (xxvi) timely completion of new product rollouts; (xxvii) timely launch of new facilities; (xxviii) measurements relating to a new purchasing “co-op”; (xxix) objective measures of personal targets, goals or completion of projects (including, but not limited to, succession and hiring projects, completion of specific acquisitions, reorganizations or other corporate transactions or capital-raising transactions, expansions of specific business operations or meeting divisional or project budgets); (xxx) objective measures of customer satisfaction; (xxxi) working capital targets; (xxxii) asset growth; (xxxiii) dividend yield; (xxxiv) system-wide revenues; (xxxv) royalty income; (xxxvi) comparisons of continuing operations to other operations; (xxxvii) market share; (xxxviii) cost of capital, debt leverage year-end cash position or book value; (xxxix) strategic objectives, development of new product lines and related revenue, sales and margin targets, franchisee growth and retention, menu design and growth, co-branding or international operations; or (xl) any combination of the foregoing. Any one or more of the performance criteria may be used on an absolute or relative basis to measure the performance of us and/or one or more of our affiliates as a whole or any business unit(s) of ours and/or one or more of our affiliates or any combination thereof, as the 2014 Plan Committee may deem appropriate, or any of the performance criteria may be compared to the performance of a selected group of comparison companies, or a published or special index that the 2014 Plan Committee, in its sole discretion, deems appropriate, or as compared to various stock market indices. Any of the performance criteria may be subject to adjustment as provided in the 2013 Plan. The 2014 Plan Committee also has the authority to provide for accelerated vesting of any award based on the achievement of performance goals pursuant to the performance criteria specified above. To the extent required under Section 162(m) of the Internal Revenue Code, the 2014 Plan Committee will, within the first ninety (90) days of a performance period (or, if longer or shorter, within the maximum period allowed under Section 162(m) of the Internal Revenue Code), define in an objective fashion the manner of calculating the performance criteria it selects to use for such performance period and thereafter promptly communicate such performance criteria to the participant and record them in writing.

Adjustments Upon Certain Events. In the event of (a) any dividend, extraordinary cash dividend or other distribution (whether in the form of securities or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, split-off, combination, repurchase or exchange of our shares of common stock or other securities, issuance of warrants or other rights to acquire our shares of common stock or other securities, or other similar corporate transaction or event (including, without limitation, a change in control, as defined in the 2014 Stock Plan) that affects the shares of common stock, or (b) unusual or nonrecurring events (including, without limitation, a change in control) affecting us, any of our affiliates, or the financial statements of us or any of our affiliate, or changes in applicable rules, rulings, regulations or other requirements of any governmental body or securities exchange or inter-dealer quotation system, accounting principles or law, such that in either case an adjustment is determined by the 2014 Plan Committee in its sole discretion to be necessary or appropriate, then the 2014 Plan Committee shall make any such adjustments in such manner as it may deem equitable, including without limitation, any or all of: (i) adjusting any or all (A) the number of our shares of common stock or other securities which may be delivered in respect of awards or with respect to which awards may be granted under the 2014 Stock Plan and (B) the terms of any outstanding award, including, without limitation, (1) the number of shares of common stock subject to outstanding awards or to which outstanding awards relate, (2) the exercise price or strike price with respect to any award or (3) any applicable performance measures; (ii) subject to any limitations or reductions as may be necessary to comply with Section 409A of the Code, providing for a substitution or assumption of awards, accelerating the exercisability of, lapse of restrictions on, or termination of, awards or providing for a period of time for participants to exercise outstanding awards prior to the occurrence of such event; and (iii) subject to any limitations or reductions as may be necessary to comply with Section 409A of the Code, cancelling any one or more outstanding awards and causing to be paid to the holders, in cash, shares of common stock, other securities or other property, or any combination, the value of such awards, if any, as determined by the 2014 Plan Committee (which if applicable may be based upon the price per share of common stock received or to be received by other stockholders in such event), including without limitation, in the case of options and stock appreciation rights, a cash payment equal to the excess, if any, of the fair market value of the shares of common stock subject to the option or stock appreciation right over the aggregate exercise price thereof, or, in the case of any outstanding restricted stock, restricted stock unit, stock bonus award, or other award denominated in common stock, a cash payment or equity subject to deferred vesting and delivery consistent with the vesting restrictions applicable to such award or the underlying shares of common stock subject thereto.

Effect of Change in Control. Except to the extent otherwise provided in an award agreement, in the event of (i) the occurrence of a change in control (as defined in the 2014 Stock Plan) and (ii) thereafter, there is a termination of relationship of a participant by us without cause or by the participant for good reason (if applicable) that occurs prior to the second anniversary of the date of such change in control, then notwithstanding any provision of the 2014 Stock Plan to the contrary, with respect to all or any portion of the participant’s outstanding award or awards: (a) the then outstanding options and SARs will become immediately exercisable on the date of the termination of relationship; (b) the period of restriction applicable to awards will expire as on the date of the termination of relationship (including without limitation a waiver of any applicable performance goals); (c) performance periods in effect on the date the termination of relationship will end on such date, and all applicable performance goals will be deemed to have been achieved at the applicable “target” levels of performance; and (d) all awards that have been previously deferred to be settled in full as soon as practicable. In addition, if an award under the 2014 Stock Plan is subject to Section 409A of the Code, a change in control transaction may constitute a payment event only if the transaction is also a “change in control event” for purposes of Section 409A of the Code.

Nontransferability of Awards. An award may be exercised only by a participant during the participant’s lifetime, or, if permissible under applicable law, by the participant’s legal guardian or representative. An award will not be transferable or assignable by a participant except by will or by the laws of descent and distribution and any such purported assignment, alienation, pledge, attachment, sale, transfer or encumbrance will be void and unenforceable against us or any affiliate. However, the 2014 Plan Committee may, in its sole discretion, permit awards (other than incentive stock options) to be transferred, including transfer to a participant’s family members, any trust established solely for the benefit of participant or such participant’s family members, any partnership or limited liability company of which participant, or participant and participant’s family members, are the sole member(s), and a beneficiary to whom donations are eligible to be treated as “charitable contributions” for tax purposes.

Amendment and Termination. Our board of directors may amend, alter, suspend, discontinue, or terminate the 2014 Stock Plan or any portion thereof at any time, except that no such amendment, alteration, suspension, discontinuation or termination may be made without stockholder approval if (i) such approval is necessary to comply with any applicable tax or regulatory requirement (including the rules or requirements of any securities exchange or inter-dealer quotation system on which our shares may be listed). In addition, any such amendment, alteration, suspension, discontinuance or termination that would materially and adversely affect the rights of any participant or any holder or beneficiary of any award will not to that extent be effective without such individual’s consent.

Claw-back Provisions. All awards (including any proceeds, gains or other economic benefit actually or constructively received by the participant in respect of such awards) will be subject to the provisions of any claw-back policy implemented by us or set forth in the applicable award agreement, including, without limitation, any claw-back policy adopted to comply with the requirements of applicable law, such as the Dodd-Frank Act.

Plan Duration and 162(m) Approval. The 2014 Stock Plan will expire on the tenth anniversary of the effective date of the plan, and no awards may be granted after such expiration, but the terms of the 2014 Stock Plan will continue to apply to previously granted awards. If determined by the 2014 Plan Committee, the 2014 Stock Plan will be approved by our stockholders no later than the first meeting of stockholders at which directors are to be elected that occurs after the close of the third calendar year following the calendar year in which the effective date of this offering occurs, in order for certain awards granted after such time to be exempt from deduction limitations of Section 162(m) of the Internal Revenue Code.

Director Compensation

The following table summarizes the total compensation of our directors for the fiscal year ended December 31, 2013.

We entered into a board membership letter agreement with Mr. Afergan on September 24, 2010, and with Mr. Frankfurt on October 12, 2010, in each case, which provides for their service as a member of our board. The letters provide each board member with an annual fee of $12,500, a grant of 41,250 options to purchase Class C Units which was granted in 2010, and reimbursement for travel, meal and lodging expenses directly related to their activities as board members. Each board member is also entitled to coverage by our director and officer insurance policy and indemnification pursuant to our governing documents.

Name(1)	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)(1)	All Other Compensation ($)	Total ($)
Marc Katz	—	—	—	—	—
Michael Afergan	12,500	—	—	—	12,500
Michael Bingle	—	—	—	—	—
Robert Frankfurt	12,500	—	—	—	12,500
Charles Giancarlo	—	—	—	—	—
Glenn Hutchins	—	—	—	—	—
Joseph Osnoss	—	—	—	—	—
Laurence Stone	—	—	—	—	—

(1)	As of December 31, 2013, each of Mr. Afergan and Mr. Frankfurt held 41,250 options to purchase Class C Units.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Silver Lake Investment

In April 2010, SL Quicksilver LLC, an affiliate of Silver Lake, acquired Class A units representing a majority interest in Mercury Payment Systems, LLC from Mercury Payment Systems, LLC and from certain then-existing holders, including Mercury Payment Systems, Inc., for an aggregate of $450.6 million. As of September 30, 2013, SL Quicksilver held approximately 62.2% of the outstanding membership interests of Mercury Payment Systems, LLC.

In connection with the investment by Silver Lake, Mercury Payment Systems, LLC amended its limited liability company agreement so that, with a subsequent amendment, the outstanding equity interests of Mercury Payment Systems, LLC consist of three different classes of limited liability company units (Class A, Class B and Class C), which have pro rata distribution rights but different voting and governance rights. Under this limited liability company agreement, which is in effect prior to the reorganization transactions, SL Quicksilver LLC owns Class A units, and Mercury Payment Systems, Inc. and an affiliated entity own Class B units. The Class C units are non-voting units. This existing limited liability company agreement includes voting agreements under which the holders of the Class A and Class B units agree to vote their units to ensure election to the board of managers of Mercury Payment Systems, LLC of four persons designated by the holders of the Class A units, three persons designated by the holders of the Class B units and two persons who are not affiliated with any member of Mercury Payment Systems, LLC (with one such person designated by the Class A holders and the other designated by the Class B holders). The existing limited liability company agreement will be amended in connection with this offering so that Mercury Payment Systems Holdings, Inc. is the sole managing member of Mercury Payment Systems, LLC. See “Organizational Structure.”

In connection with the investment by Silver Lake, Mercury Payment Systems, LLC also entered into a members agreement with its Class A and Class B holders. The existing limited liability company agreement and the members agreement include provisions governing quorum, voting and consent rights with respect to the board of managers of Mercury Payment Systems, LLC and actions taken by it prior to the reorganization transactions. The members agreement also includes limitations on the transfer of units of Mercury Payment Systems, LLC, a right of first offer, tag-along rights, drag-along rights and preemptive rights, all of which will terminate upon completion of this offering.

Reorganization Transactions

Prior to the consummation of this offering, we will consummate the reorganization transactions described under “Organizational Structure.”

Stockholders Agreement

Prior to the consummation of this offering, we and certain of our Existing Owners will enter into a stockholders agreement, which will contain specific rights, obligations and agreements of such Existing Owners as holders of our common stock, which provisions will be described in an amended version of this prospectus prior to the offering.

Exchange Agreement

Prior to the consummation of this offering, we will enter into an exchange agreement with the Continuing LLC Owners. Under the exchange agreement, each Continuing LLC Owner (and certain permitted transferees thereof) may, subject to the terms of the exchange agreement, exchange its

Holdings Units for shares of Class A common stock of us on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends, reclassifications and other similar transactions. As a holder exchanges its Holdings Units, the interest of us in Mercury Payment Systems, LLC will be correspondingly increased.

Registration Rights Agreement

We have entered into a registration rights agreement with certain of our Existing Owners pursuant to which we have granted them, their affiliates and certain of their transferees the right, under certain circumstances and subject to certain restrictions, to require us to register under the Securities Act shares of Class A common stock delivered in exchange for Holdings Units (and other securities convertible into, or exchangeable or exercisable for, shares of our Class A common stock) otherwise held by them. In addition, 180 days after the closing of this offering, affiliates of Silver Lake and Mercury Payment Systems, Inc. have the right to request that we register the sale of shares of Class A common stock held by them and may require us to make available shelf registration statements permitting sales of shares of Class A common stock into the market from time to time over an extended period. In addition, our Existing Owners have the ability to exercise certain piggyback registration rights in respect of shares of Class A common stock held by them in connection with registered offerings requested by other registration rights holders or initiated by us.

Tax Receivable Agreements

Pursuant to the exchange agreement described above, from time to time we may be required to acquire Holdings Units of Mercury Payment Systems, LLC from their holders upon exchange for shares of our Class A common stock. Mercury Payment Systems, LLC intends to have an election under Section 754 of the Internal Revenue Code in effect for taxable years in which transfers or exchanges of Holdings Units occur. Pursuant to the Section 754 election, transfers and exchanges of Holdings Units are expected to result in an increase in the tax basis of tangible and intangible assets of Mercury Payment Systems, LLC. When we acquire Holdings Units from Existing Owners, we expect that both the existing basis and the anticipated basis adjustments will increase (for tax purposes) depreciation and amortization deductions allocable to us from Mercury Payment Systems, LLC, and therefore reduce the amount of income tax we would otherwise be required to pay in the future. This increase in tax basis may also decrease gain (or increase loss) on future dispositions of certain capital assets to the extent increased tax basis is allocated to those capital assets.

We will be a party to two tax receivable agreements. Under the first of those agreements, we generally will be required to pay to our Existing Owners 85% of the applicable cash savings, if any, in U.S. federal and state income tax that we actually realize (or are deemed to realize in certain circumstances) as a result of (1) any step-up in tax basis in Holdings Units that are created as a result of the sales or exchanges of their Holdings Units for shares of our Class A common stock, (2) tax benefits related to imputed interest and (3) payments under the tax receivable agreement.

Under the second tax receivable agreement, we generally will be required to pay to the sole stockholder of SLP Corp 85% of the amount of cash savings, if any, in U.S. federal and state income tax that we actually realize (or are deemed to realize in certain circumstances) as a result of (1) the tax attributes of the Holdings Units we acquire in the SLP Corp Merger, (2) net operating losses available as a result of the SLP Corp Merger, (3) tax benefits related to imputed interest and (4) payments under such tax receivable agreement. Under both agreements, we generally will retain the benefit of the remaining 15% of the applicable tax savings.

For purposes of these tax receivable agreements, cash savings in tax are calculated by comparing our actual income tax liability to the amount we would have been required to pay had we not been able to utilize any of the tax benefits subject to the tax receivable agreements, unless certain assumptions apply, as discussed herein. The term of the tax receivable agreements will commence upon the completion of this offering and will continue until all such tax benefits have been utilized or expired, unless we exercise our rights to terminate the agreements or payments under the agreements are accelerated in the event that we materially breach any of our material obligations under the agreements (as described below). The actual increase in tax basis, as well as the amount and timing of any payments under these agreements, will vary depending upon a number of factors, including the timing of exchanges by the holders of Holdings Units, the price of our Class A common stock at the time of the exchange, whether such exchanges are taxable, the amount and timing of the taxable income we generate in the future, the tax rate then applicable and the portion of our payments under the tax receivable agreements constituting imputed interest.

The payment obligation under the tax receivable agreements is an obligation of Mercury Payment Systems Holdings, Inc., not Mercury Payment Systems, LLC, and we expect that the payments we will be required to make under the tax receivable agreements will be substantial. Assuming no material changes in the relevant tax law and that we earn sufficient taxable income to realize all tax benefits that are subject to the tax receivable agreements, we expect that the reduction in tax payments for us associated with (1) the merger, (2) our purchase of Holdings Units from certain of our Existing Owners with the net proceeds of this offering and (3) future exchanges of Holdings Units as described above would aggregate approximately $         over              years from the date of this offering based on the initial public offering price of $         per share of our Class A common stock and assuming all future exchanges would occur one year after this offering. Under such scenario we would be required to pay the owners of Holdings Units at least 85% of such amount, or $            , over the             -year period from the date of this offering. The actual amounts may materially differ from these hypothetical amounts, as potential future reductions in tax payments for us, and tax receivable agreement payments by us, will be calculated using the market value of the shares at the time of exchange and the prevailing tax rates applicable to us over the life of the tax receivable agreements, and will be dependent on us generating sufficient future taxable income to realize the benefit. Payments under the tax receivable agreements are not conditioned on our Existing Owners’ continued ownership of us.

In addition, although we are not aware of any issue that would cause the Internal Revenue Service to challenge the tax basis increases or tax attributes subject to the tax receivable agreements, the beneficiaries of the tax receivable agreements will not reimburse us for any payments previously made if such basis increases or other attributes are subsequently disallowed, except that excess payments made to any beneficiary will be netted against payments otherwise to be made, if any, to such beneficiary after our determination of such excess. As a result, in such circumstances, we could make payments under the tax receivable agreements that are greater than our actual cash tax savings.

The tax receivable agreements will provide that (1) upon certain mergers, asset sales, other forms of business combinations or other changes of control, (2) in the event that we materially breach any of our material obligations under the agreements, whether as a result of failure to make any payment within six months of when due (provided we have sufficient funds to make such payment), failure to honor any other material obligation required thereunder or by operation of law as a result of the rejection of the agreements in a bankruptcy or otherwise, (3) if, at any time, we elect an early termination of the agreements, our (or our successor’s) obligations under the agreements (with respect to all units, whether or not units have been exchanged or acquired before or after such transaction) would be based on certain assumptions or (4) starting in 2020, the sole stockholder of SLP Corp or the other affiliates of Silver Lake may elect to accelerate our obligations under their tax receivable agreements. In the case of a material breach, if we elect early termination or if the sole stockholder of SLP Corp or the other affiliates of Silver Lake elect to accelerate our obligations under their tax receivable agreements, those assumptions include that we would have sufficient taxable income to fully utilize the deductions arising from the increased tax deductions, tax basis and other benefits related to entering into the tax receivable agreements. In the case of a change of control, the assumptions include that in each taxable year ending on or after the closing date of the change of control, our taxable income (prior to the application of the tax deductions, tax basis and other benefits related to entering into the tax receivable agreements) will equal the greater of (1) the actual taxable income (prior to the application of the tax deductions, tax basis and other benefits related to entering into the tax receivable agreements) for the taxable year and (2) the highest taxable income (calculated without taking into account extraordinary items of income or deduction and prior to the application of the tax deductions, tax basis and other benefits related to entering into the tax receivable agreements) in any of the four fiscal quarters ended prior to the closing date of the change of control, annualized and increased by     % for each taxable year beginning with the second taxable year following the closing date of the change of control. In the event we materially breach a material obligation under the agreements, we elect to terminate the agreements early or the sole stockholder of SLP Corp or the other affiliates of Silver Lake elect to accelerate our obligations under their tax receivable agreements, our obligations under the agreements will accelerate. As a result, (1) we could be required to make payments under the tax receivable agreements that are greater than or less than the specified percentage of the actual benefits we realize in respect of the tax attributes subject to the agreements and (2) if we materially breach a material obligation under the agreements, if we elect to terminate the agreements early or if the sole stockholder of SLP Corp or the other affiliates of Silver Lake elect to accelerate our obligations under their tax receivable agreements, we would be required to make an immediate payment equal to the present value of the anticipated future tax benefits, which payment may be made significantly in advance of the actual realization of such future benefits. Furthermore, in the event the sole stockholder of SLP Corp or the other affiliates of Silver Lake elect to accelerate our obligations under their tax receivable agreements, the lump sum payment would be based on 100% (rather than 85%) of the anticipated future tax benefits. In these situations, our obligations under the tax receivable agreements could have a substantial negative impact on our liquidity and could have the effect of delaying, deferring or preventing certain mergers, asset sales, other forms of business combinations or other changes of control. There can be no assurance that we will be able to finance our obligations under the tax receivable agreements. If we were to elect to terminate the tax receivable agreements immediately after this offering, based on the initial public offering price of $         per share of our Class A common stock and a discount rate equal to one-year LIBOR plus              basis points, we estimate that we would be required to pay $         in the aggregate under the tax receivable agreements.

Payments under the tax receivable agreements, if any, will be made on an annual basis to the extent we have sufficient taxable income to utilize the increased depreciation and amortization charges. The availability of sufficient taxable income to utilize the increased depreciation and amortization expense will not be determined until such time as the financial results for the year in question are known and tax estimates prepared. We expect to make payments under the tax receivable agreements, to the extent they are required, within          days after our federal income tax return is filed for each fiscal year. Interest on such payments will begin to accrue at a rate equal to one-year LIBOR plus              basis points from the due date (without extensions) of such tax return.

The impact that the tax receivable agreements will have on our consolidated financial statements will be the establishment of a liability, which will be increased upon the exchanges of Holdings Units for our Class A common stock, representing 85% of the estimated future tax benefits, if any, relating to the increase in tax basis associated with the Holdings Units we receive as a result of the SLP Corp Merger and other exchanges by owners of Holdings Units. Because the amount and timing of any payments will vary based on a number of factors (including the timing of future exchanges, the price of our Class A common stock at the time of any exchange, whether such exchanges are taxable and the amount and timing of our income), depending upon the outcome of these factors, we may be obligated to make substantial payments pursuant to the tax receivable agreements. In light of the numerous factors affecting our obligation to make such payments, however, the timing and amount of any such actual payments are not certain at this time.

Decisions made by our Existing Owners in the course of running our business, such as with respect to mergers, asset sales, other forms of business combinations or other changes in control, may influence the timing and amount of payments that are received by an exchanging or selling Existing Owner under the tax receivable agreements. For example, the earlier disposition of assets following an exchange or acquisition transaction will generally accelerate payments under the tax receivable agreements and increase the present value of such payments, and the disposition of assets before an exchange or acquisition transaction will increase an Existing Owner’s tax liability without giving rise to any rights of an Existing Owner to receive payments under the tax receivable agreements.

Because of our structure, our ability to make payments under the tax receivable agreements is dependent on the ability of Mercury Payment Systems, LLC to make distributions to us. The ability of Mercury Payment Systems, LLC to make such distributions will be subject to, among other things, restrictions in our debt documents and the applicable provisions of Delaware law that may limit the amount of funds available for distribution to its members. To the extent that we are unable to make payments under the tax receivable agreements for any reason, such payments will be deferred and will accrue interest until paid.

Mercury Payment Systems, LLC Amended and Restated Limited Liability Company Agreement

As a result of the reorganization transactions, we will directly hold Holdings Units in Mercury Payment Systems, LLC and will be the sole managing member of Mercury Payment Systems, LLC. Accordingly, we will operate and control all of the business and affairs of Mercury Payment Systems, LLC and, through Mercury Payment Systems, LLC and its operating subsidiaries, conduct our business.

Pursuant to the amended and restated limited liability company agreement of Mercury Payment Systems, LLC as it will be in effect at the time of this offering (the “New LLC Agreement”), we have the right to determine when distributions will be made to unitholders of Mercury Payment Systems, LLC and the amount of any such distributions. If a distribution is authorized, such distribution will be made to the unitholders of Mercury Payment Systems, LLC pro rata in accordance with the percentages of their respective limited liability company interests.

The unitholders of Mercury Payment Systems, LLC, including us, will incur U.S. federal, state and local income taxes on their proportionate share of any taxable income of Mercury Payment Systems, LLC. Net profits and net losses of Mercury Payment Systems, LLC will generally be allocated to its unitholders (including us) pro rata in accordance with the percentages of their respective limited liability company interests. The New LLC Agreement will provide for cash distributions, which we refer to as “tax distributions,” to the holders of the Holdings Units if we, as the sole managing member of Mercury Payment Systems, LLC, determine that the taxable income of the relevant unitholder will give rise to taxable income for such holder. Generally, these tax distributions will be computed based on our estimate of the net taxable income of Mercury Payment Systems, LLC allocable to a holder of Holdings Units multiplied by an assumed tax rate equal to the highest effective marginal combined U.S. federal, state and local income tax rate prescribed for an individual or corporate resident in New York, New York (taking into account the nondeductibility of certain expenses and the character of our income). Tax distributions will be made only to the extent all distributions from Mercury Payment Systems, LLC for the relevant year were insufficient to cover such tax liabilities.

The New LLC Agreement will also provide that substantially all expenses incurred by or attributable to us (such as expenses incurred in connection with this offering), but not including obligations incurred under the tax receivable agreements by us, our income tax expenses and payments on indebtedness incurred by us will be borne by Mercury Payment Systems, LLC.

Purchase of Equipment from Dell

Pursuant to purchase orders and other various agreements with Dell Inc. (“Dell”), we paid Dell $1.7 million, $1.8 million and $1.8 million in the years ended December 31, 2013, 2012 and 2011, respectively, in connection with the purchase of computer hardware and related equipment. Dell is a privately held company in which investment funds affiliated with Silver Lake hold a minority interest.

Agreement with SunGard

On March 10, 2010, we entered into an agreement with SunGard Availability Services LP (“SunGard”) for the use of its data center in Aurora, Colorado. SunGard is a subsidiary of SunGard® Data Systems Inc., a privately held company in which investment funds affiliated with Silver Lake hold a minority interest. Under the agreement, we pay SunGard various one-time and monthly fees for colocation, hosting and network services. Pursuant to this agreement, we paid SunGard $0.4 million, $0.4 million and $0.3 million in the years ended December 31, 2013, 2012 and 2011, respectively.

Purchase of Real Property

In April 2012, we closed on the purchase of a property in Durango, Colorado from JRLT, LLC (“JRLT”) for $5.0 million in cash pursuant to a purchase and sale agreement. The property will be the site of our new headquarters. Jeffrey Katz, one of our directors, is a member of JRLT and received all of the $5.0 million in proceeds from such transaction as a result of his membership interest in JRLT.

Loan to Executive Officer

In April 2012, we made a loan to John Berkley, one of our executive officers, in the principal amount of $145,000 at an interest rate of 1.3% per annum. The loan was granted to Mr. Berkley in exchange for a promissory note to repay the principal and accrued interest within a fixed term. The promissory note was secured by securities held by Mr. Berkley. Mr. Berkley used the proceeds from the loan to exercise stock options he received from his former employer at the time of his transition from such employer to Mercury. From June 2012 to November 2013, Mr. Berkley repaid $114,000 in principal and $1,000 in accrued interest. The $31,000 in outstanding principal amount of and accrued interest on the promissory note was repaid in full by Mr. Berkley on December 2, 2013, and we will no longer make personal loans to Mr. Berkley or our other directors or executive officers.

Indemnification of Directors and Officers

We plan to enter into indemnification agreements with each of our directors and executive officers. The indemnification agreements will provide that we will jointly and severally indemnify each indemnitee to the fullest extent permitted by the Delaware General Corporation Law (the “DGCL”) from and against all loss and liability suffered and expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by or on behalf of the indemnitee in connection with any threatened, pending or completed action, suit or proceeding. Additionally, we will generally advance to the indemnitee all out-of-pocket costs of any type or nature whatsoever incurred in connection therewith.

Our amended and restated bylaws provide that we will indemnify our directors and officers to the fullest extent permitted by the DGCL. In addition, our amended and restated certificate of incorporation will provide that our directors will not be liable for monetary damages for breach of fiduciary duty to the fullest extent permitted by the DGCL. See “Description of Capital Stock—Limitations on Liability and Indemnification of Directors and Officers.”

Policies and Procedures for Review and Approval of Related Party Transactions

Prior to the completion of this offering, our board of directors will adopt a written statement of policy regarding transactions with related persons, which we refer to as our “related person policy.” Our related person policy requires that a “related person” (as defined in Item 404(a) of Regulation S-K) must promptly disclose to our chief legal officer or general counsel or, to the extent we do not have a chief legal officer or general counsel, to our chief executive officer any “related person transaction” (defined as any transaction that is anticipated would be reportable by us under Item 404(a) of Regulation S-K in which we were or are to be a participant and the amount involved exceeds $120,000 and in which any related person had or will have a direct or indirect material interest) and all material facts with respect thereto. The chief legal officer, general counsel or chief executive officer, as applicable, will then promptly communicate that information to our board of directors. No related person transaction will be executed without the approval or ratification of our board of directors or any committee of the board of directors consisting exclusively of disinterested directors. It is our policy that directors interested in a related person transaction will recuse themselves from any vote of a related person transaction in which they have an interest. Our policy does not specify the standards to be applied by our board of directors or the board committee in determining whether or not to approve or ratify a related person transaction and we accordingly anticipate that these determinations will be made in accordance with principles of Delaware law generally applicable to directors of a Delaware corporation.

Loan by Director to Chief Executive Officer

In November 2012, Matt Taylor, our chief executive officer, received a loan from Marc Katz in the principal amount of $1.9 million at an interest rate of 6.5% per annum. The loan was granted to Mr. Taylor in exchange for a full recourse promissory note to repay the principal and accrued interest on October 31, 2015, subject to earlier repayment in whole or in part by Mr. Taylor and subject to mandatory prepayment in certain circumstances. Mr. Taylor used the proceeds from the loan to exercise options to acquire shares of Mercury Payment Systems, Inc., which holds a minority interest in Mercury Payment Systems, LLC. The promissory note is secured by 6,957 shares of Mercury Payment Systems, Inc. held by Mr. Taylor. As of February 1, 2014, the total principal amount of and accrued interest on the loan was $2.1 million. The loan by Mr. Katz to Mr. Taylor was not arranged by Mercury Payment Systems, LLC and remains outstanding.

PRINCIPAL STOCKHOLDERS

The following tables set forth certain information regarding the beneficial ownership of shares of our Class A common stock and of Holdings Units by:

•	each person known by us to beneficially own 5% or more of any class of our outstanding voting securities;

•	each of our directors and named executive officers; and

•	our directors and executive officers as a group.

The number of shares of our Class A common stock and of Holdings Units outstanding and percentage of beneficial ownership before the offering set forth below are based on the number of shares of our Class A common stock and of Holdings Units to be issued and outstanding immediately before the consummation of this offering after giving effect to the reorganization transactions. The number of shares of our Class A common stock and of Holdings Units and percentage of beneficial ownership after the offering set forth below are based on shares of our Class A common stock and Holdings Units to be issued and outstanding immediately after this offering. Beneficial ownership reflected in the table below includes the total shares or units, as applicable, held by the individual and his or her personal planning vehicles. Beneficial ownership is determined in accordance with the rules of the SEC. Except as otherwise indicated, none of the shares or units has been pledged as collateral. Except as otherwise indicated, the address for each of the named individuals and Mercury Payment Systems, Inc. is c/o Mercury Payment Systems, LLC, Tech Center Plaza, 10 Burnett Court, Suite 300, Durango, Colorado 81301.

	Class A Common Stock Beneficially Owned(1)								Combined Voting Power(2)(3)
	Before the Offering		After the Offering Assuming the Underwriters’ Option is Not Exercised			After the Offering Assuming the Underwriters’ Option is Exercised in Full			Before the Offering		After the Offering Assuming Underwriters’ Option is Not Exercised		After the Offering Assuming Underwriters’ Option is Exercised in Full
Name of Beneficial Owner	Number	%	Number	%		Number	%		%		%		%
5% Shareholders:
Investment funds affiliated with Silver Lake(4)					%			%		%		%		%
Mercury Payment Systems, Inc.(5)
Executive Officers and Directors:
Matt Taylor(6)
Randall Clark
Brett Narlinger
Marc Katz(5)
Michael Afergan(7)
Michael Bingle(4)
Robert Frankfurt(8)
Charles Giancarlo(4)
Glenn Hutchins(4)
Jeffrey Katz(5)
Joseph Osnoss(4)
Laurence Stone (5)
All directors and executive officers as a group (17 persons)(9)					%			%		%		%		%

Holdings Units Beneficially Owned(1)
	Before the Offering			After the Offering Assuming the Underwriters’ Option is Not Exercised			After the Offering Assuming the Underwriters’ Option is Exercised in Full
Name of Beneficial Owner	Number	%		Number	%		Number	%
5% Unitholders:
Investment funds affiliated with Silver Lake(4)			%			%			%
Mercury Payment Systems, Inc.(5)
Executive Officers and Directors:
Matt Taylor(6)
Randall Clark
Brett Narlinger
Marc Katz(5)
Michael Afergan(7)
Michael Bingle(4)
Robert Frankfurt(8)
Charles Giancarlo(4)
Glenn Hutchins(4)
Jeffrey Katz(5)
Joseph Osnoss(4)
Laurence Stone (5)
All directors and executive officers as a group (17 persons)(9)			%			%			%

*	Indicates ownership of less than 1%
(1)	Subject to the terms of the exchange agreement, the Holdings Units are exchangeable for shares of our Class A common stock on a one-for-one basis. See “Certain Relationships and Related Party Transactions—Exchange Agreement.” In these tables, beneficial ownership of Holdings Units has not been reflected as beneficial ownership of shares of our Class A common stock for which such units may be exchanged. Percentage of Holdings Units after the offering treats Holdings Units held by Mercury Payment Systems Holdings, Inc. as outstanding.
(2)	Represents percentage of voting power of the Class A common stock and Class B common stock of Mercury Payment Systems Holdings, Inc. voting together as a single class. See “Description of Capital Stock—Capital Stock—Common Stock.”
(3)	Certain of our Existing Owners will hold shares of our Class B common stock. Each holder of Class B common stock shall be entitled, without regard to the number of shares of Class B common stock held by such holder, to one vote for each Holdings Unit held by such holder. Accordingly, such Existing Owners collectively have a number of votes in Mercury Payment Systems Holdings, Inc. that is equal to the aggregate number of Holdings Units that they hold. See “Description of Capital Stock—Capital Stock—Common Stock—Class B Common Stock.”
(4)

Before the reorganization transactions, SL Quicksilver LLC (“SL Quicksilver”) beneficially owned              Holdings Units. Before the reorganization transactions, Silver Lake Partners (DE) III, L.P. (“SLP III”), SLP III Quicksilver Feeder I, L.P. (“SLQF I”) and Silver Lake Technology Investors III, L.P. (“SLP Technology” and, together with SLP III, SLQF I and SL Quicksilver, the “Silver Lake Entities”) beneficially own the membership interests of SL Quicksilver, which will be liquidated as part of the reorganization transactions. Following the reorganization transactions but before completion of the offering, SLP III will hold              Holdings Units, SLP Technology will hold              Holdings Units, and SLQF I will hold          shares of Class A common stock (which will be all of the outstanding shares of Class A common stock after the reorganization transactions but before the offering). Upon completion of the offering, SLP III will hold              Holdings Units (or              if the underwriters exercise in full their option to purchase additional shares), SLP Technology will hold              Holdings Units (or              if the underwriters exercise in full their option to purchase additional shares), and SLQF I will hold              shares of Class A common stock (or              if the underwriters exercise in full their option to purchase additional shares). Silver Lake Technology Associates III, L.P. (“SLTA III”) is the general partner of each of the Silver

Lake Entities other than SL Quicksilver. SLTA III (GP), L.L.C. (“SL GP”) is the general partner of SLTA III. Silver Lake Group, L.L.C. (“SL Group”) is the sole member of SL GP. As such, SL Group may be deemed to have beneficial ownership of the securities over which any of the Silver Lake Entities has voting or dispositive power. An investment committee of SL GP has sole voting and dispositive control over such securities. Messrs. Bingle, Hutchins and Osnoss serve as Managing Directors of Silver Lake, and Messrs. Bingle and Osnoss serve on the investment committee. The address for each of the Silver Lake Entities and Messrs. Bingle, Giancarlo, Hutchins and Osnoss is c/o Silver Lake, 2775 Sand Hill Road, Suite 100, Menlo Park, CA 94025.
(5)	Mercury Payment Systems, Inc. (“MPS Inc.”) is held directly, or through entities controlled, by private investors consisting of Jeffrey Katz and Marc Katz, our co-founders and two of our directors, Laurence Stone, a director, and certain of our officers and employees and other investors. The board of directors of MPS Inc., which consists of Messrs. Katz, Katz and Stone, has sole voting and dispositive control over the securities held by MPS Inc. As such, Jeffrey Katz, Marc Katz and Laurence Stone may be deemed to have beneficial ownership of the Holdings Units held by MPS Inc. Jeffrey Katz, Marc Katz and Mr. Stone have, respectively, a %, % and % economic interest in the assets of MPS Inc. Jeffrey Katz has pledged 76,480.54 non-voting shares of MPS Inc., which represents % of the outstanding common stock of MPS Inc., to Mr. Stone as security for a loan. Mr. Taylor has pledged 6,957.24 non-voting shares of MPS Inc., which represents % of the outstanding common stock of MPS Inc., to Marc Katz as security for a loan. In addition, Jeffrey Katz, Marc Katz and Laurence Stone constitute the board of managers of Mercury Payment Systems II, LLC (“MPS II”), a separate entity that beneficially owns Holdings Units. As such, Messrs. Katz, Katz and Stone may be deemed to have beneficial ownership of the Holdings Units held by MPS II. Jeffrey Katz, Marc Katz and Laurence Stone have, respectively, a %, % and % economic interest in the assets of MPS II.
(6)	Includes Holdings Units issuable pursuant to options that are exercisable as of or within 60 days of . The ownership figures for Mr. Taylor do not include Mr. Taylor’s interest in MPS Inc., or MPS II which, as indicated in the tables and footnote (5), hold a minority voting interest in Mercury Payment Systems Holdings, Inc. and a minority economic interest in Mercury Payment Systems, LLC. Mr. Taylor holds non-voting shares of MPS Inc., which represent approximately % of the outstanding common stock of MPS Inc., and voting securities of MPS II, which represent approximately % of the outstanding securities of MPS II. Mr. Taylor has pledged 6,957.24 non-voting shares of MPS Inc., which represents % of the outstanding common stock of MPS Inc., to Marc Katz as security for a loan. See “Certain Relationships and Related Party Transactions—Loan from Director to Chief Executive Officer.”
(7)	Includes Holdings Units issuable pursuant to options that are exercisable as of or within 60 days of .
(8)	Includes Holdings Units issuable pursuant to options that are exercisable as of or within 60 days of .
(9)	Includes Holdings Units issuable pursuant to options that are exercisable as of or within 60 days of .

Assuming an initial public offering price of $         per Class A share, which is the mid-point of the range set forth on the cover of this prospectus, we intend to use approximately $         million (or $         million if the underwriters exercise in full their option to purchase additional shares of Class A common stock) to purchase from certain of our existing owners              Holdings Units and shares of Class A common stock (or              Holdings Units and shares of Class A common stock if the underwriters exercise in full their option to purchase additional shares of Class A common stock), as described under “Organizational Structure—Offering Transactions.” Of this amount, we expect that approximately $         will be paid to MPS Inc. and MPS II for              Holdings Units (or $         for              Holdings Units if the underwriters exercise in full their option to purchase additional shares of Class A common stock). As described in footnotes (5) and (6) to the table above, Jeffrey Katz, Marc Katz and Mr. Stone hold common stock in MPS Inc., Mr. Taylor owns non-voting common stock in MPS Inc., and each such individual owns membership interests in Mercury Payment

Systems II, LLC. Accordingly, the proportionate indirect economic interest of Jeffrey Katz, Marc Katz, Mr. Stone and Mr. Taylor in such amounts paid to MPS Inc. and Mercury Payment Systems II, LLC would be $        , $        , $         and $        , respectively (or $        , $        , $         and $        , respectively, if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

DESCRIPTION OF CAPITAL STOCK

Capital Stock

In connection with the reorganization transactions, we will amend and restate our certificate of incorporation and our bylaws. The following is a description of the material terms of our amended and restated certificate of incorporation and amended and restated bylaws, each of which will be in effect upon the consummation of the reorganization transactions and the forms of which are filed as exhibits to the registration statement of which this prospectus is a part.

Our purpose is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the General Corporation Law of the State of Delaware (the “DGCL”). Upon the consummation of the reorganization transactions, our authorized capital stock will consist of              shares of Class A common stock, $0.001 par value per share,         shares of Class B common stock, $0.001 par value per share and          shares of preferred stock, $0.001 par value per share. Unless our board of directors determines otherwise, we will issue all shares of our capital stock in uncertificated form.

Immediately following the reorganization transactions, we will have approximately              holders of record of our Class A common stock,             holders of record of our Class B common stock and no holders of record of our preferred stock. Of the authorized shares of our capital stock, based on an assumed initial public offering price of $         per share (the midpoint of the price range set forth on the front cover of this prospectus),              shares of our Class A common stock will be issued and outstanding,            shares of our Class B common stock will be issued and outstanding and no shares of our preferred stock will be issued and outstanding.

After the consummation of this offering and the application of the net proceeds from this offering, based on an assumed initial public offering price of $         per share (the midpoint of the price range set forth on the front cover of this prospectus), we expect to have              shares of our Class A common stock outstanding (or              shares if the underwriters exercise in full their option to purchase additional shares of our Class A common stock),              shares of our Class B common stock outstanding and no shares of our preferred stock outstanding.

Common Stock

Class A Common Stock

Holders of our Class A common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders.

Upon our liquidation, dissolution or winding up and after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, holders of our Class A common stock will be entitled to receive pro rata our remaining assets available for distribution. Holders of our Class A common stock do not have preemptive, subscription, redemption or conversion rights. The rights, powers, preferences and privileges of holders of our Class A common stock will be subject to those of the holders of any shares of our preferred stock we may authorize and issue in the future.

Class B Common Stock

Each holder of our Class B common stock is entitled, without regard to the number of shares of Class B common stock held by such holder, to one vote for each unit in Mercury Payment Systems, LLC held by such holder. Accordingly, our Existing Owners who held voting units before the reorganization transactions and who will be unitholders of Mercury Payment Systems, LLC upon completion of the reorganization transactions will collectively have a number of votes in Mercury Payment Systems Holdings, Inc. that is equal to the aggregate number of units that they hold.

Holders of shares of our Class A common stock and Class B common stock vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law.

Holders of our Class B common stock do not have any right to receive dividends or to receive a distribution upon a liquidation or winding up of Mercury Payment Systems Holdings, Inc.

Preferred Stock

Our amended and restated certificate of incorporation authorizes our board of directors to establish one or more series of preferred stock (including convertible preferred stock). Unless required by law or by the Nasdaq, the authorized shares of preferred stock will be available for issuance without further action by our stockholders. Our board of directors is authorized to determine, with respect to any series of preferred stock, the powers (including voting powers), preferences and relative, participating, optional and other special rights, and the qualifications, limitations or restrictions thereof, including, without limitation:

•	the designation of the series;

•	the number of shares of the series, which our board of directors may, except where otherwise provided in the preferred stock designation, increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares then outstanding);

•	whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;

•	the dates at which dividends, if any, will be payable;

•	redemption rights and price or prices, if any, for shares of the series;

•	the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

•	the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of our company;

•	whether the shares of the series will be convertible into shares of any other class or series of the stock of our company, or any other security of our company or any other entity, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;

•	restrictions on the issuance of shares of the same series or of any other class or series; and

•	the voting rights, if any, of the holders of the series.

We could issue a series of preferred stock that could, depending on the terms of the series, impede or discourage an acquisition attempt or other transaction that some, or a majority, of the holders of our Class A common stock might believe to be in their best interests or in which the holders of our Class A common stock might receive a premium for their Class A common stock over the market price of the Class A common stock. Additionally, the issuance of preferred stock may adversely affect the holders of our Class A common stock, including, without limitation, by restricting dividends on the Class A common stock, diluting the voting power of the Class A common stock or subordinating the liquidation rights of the Class A common stock. As a result of these or other factors, the issuance of preferred stock could have an adverse impact on the market price of our Class A common stock.

Dividends

The DGCL permits a corporation to declare and pay dividends out of “surplus” or, if there is no “surplus,” out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. “Surplus” is defined as the excess of the net assets of the corporation over the amount determined to be the capital of the corporation by the board of directors. The capital of the corporation is typically calculated to be (and cannot be less than) the aggregate par value of all issued shares of capital stock. Net assets equals the fair value of the total assets minus total liabilities. The DGCL also provides that dividends may not be paid out of net profits if, after the payment of the dividend, remaining capital would be less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets.

Declaration and payment of any dividend will be subject to the discretion of our board of directors. The time and amount of such dividends, if any, will be dependent upon our financial condition, operations, compliance with applicable law, cash requirements and availability, debt repayment obligations, capital expenditure needs and restrictions in our debt instruments, contractual restrictions, business prospects, industry trends, the provisions of Delaware law affecting the payment of distributions to stockholders and any other factors our board of directors may consider relevant.

Our ability to pay dividends on our Class A common stock is limited by the covenants of the Credit Facilities. See “Dividend Policy” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Senior Secured Credit Facilities.” Any financing arrangements that we or our subsidiaries enter into in the future may also include restrictive covenants that limit our ability to pay dividends. In addition, Mercury Payment Systems, LLC is generally prohibited under Delaware law from making a distribution to a member to the extent that, at the time of the distribution, after giving effect to the distribution, liabilities of Mercury Payment Systems, LLC (with certain exceptions) exceed the fair value of its assets. Subsidiaries of Mercury Payment Systems, LLC are generally subject to similar legal limitations on their ability to make distributions to Mercury Payment Systems, LLC.

Anti-Takeover Effects of Our Amended and Restated Certificate of Incorporation, Amended and Restated Bylaws and Certain Provisions of Delaware Law

Our amended and restated certificate of incorporation, amended and restated bylaws and the DGCL contain provisions, which are summarized in the following paragraphs, that are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and to discourage certain types of transactions that may involve an actual or threatened acquisition of our company. These provisions are intended to avoid costly takeover battles, reduce our vulnerability to a hostile change of control or other unsolicited acquisition proposal, and enhance the ability of our board of directors to maximize stockholder value in connection with any unsolicited offer to acquire us. However, these provisions may have the effect of delaying, deterring or preventing a merger or acquisition of our company by means of a tender offer, a proxy contest or other takeover attempt that a stockholder might consider in its best interest, including attempts that might result in a premium over the prevailing market price for the shares of Class A common stock held by stockholders.

Authorized but Unissued Capital Stock. Delaware law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of the Nasdaq, which would apply if and so long as our Class A common stock remains listed on the Nasdaq, require stockholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power or then outstanding number of shares of Class A common stock. Additional shares that may be used in the future may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

Our board of directors may generally issue preferred shares on terms calculated to discourage, delay or prevent a change of control of our company or the removal of our management. Moreover, our authorized but unissued shares of preferred stock will be available for future issuances without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital and to facilitate acquisitions and employee benefit plans.

One of the effects of the existence of unissued and unreserved common stock or preferred stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise and thereby protect the continuity of our management and possibly deprive our stockholders of opportunities to sell their shares of Class A common stock at prices higher than prevailing market prices.

Classified Board of Directors. Our amended and restated certificate of incorporation provides that our board of directors will be divided into three classes of directors, with the classes to be as nearly equal in number as possible, and with the directors serving three-year terms. As a result, approximately one-third of our board of directors will be elected each year. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of our board of directors. Our amended and restated certificate of incorporation and amended and restated bylaws provide that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors will be fixed from time to time exclusively pursuant to a resolution adopted by the board of directors.

Business Combinations. We have opted out of Section 203 of the DGCL; however, our amended and restated certificate of incorporation contains similar provisions providing that we may not engage in certain “business combinations” with any “interested stockholder” for a three-year period following the time that the stockholder became an interested stockholder, unless:

•	prior to such time, our board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding certain shares; or

•	at or subsequent to that time, the business combination is approved by our board of directors and by the affirmative vote of holders of at least 66 2/3% of our outstanding voting stock that is not owned by the interested stockholder.

Generally, a “business combination” includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with that person’s affiliates and associates, owns, or within the previous three years owned, 15% or more of our outstanding voting stock. For purposes of this section only, “voting stock” has the meaning given to it in Section 203 of the DGCL.

Under certain circumstances, this provision will make it more difficult for a person who would be an “interested stockholder” to effect various business combinations with our company for a three-year period. This provision may encourage companies interested in acquiring our company to negotiate in advance with our board of directors because the stockholder approval requirement would be avoided if our board of directors approves either the business combination or the transaction that results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in our board of directors and may make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Our amended and restated certificate of incorporation provides that Silver Lake and its affiliates, and any of their respective direct or indirect transferees and any group as to which such persons are a party do not constitute “interested stockholders” for purposes of this provision.

Removal of Directors. Under the DGCL, unless otherwise provided in our amended and restated certificate of incorporation, directors serving on a classified board may be removed by the stockholders only for cause. Our amended and restated certificate of incorporation provides that directors may be removed with or without cause upon the affirmative vote of at least 60% in voting power of all outstanding shares of stock entitled to vote thereon, voting together as a single class; provided, however, at any time when Silver Lake and its affiliates beneficially own, in the aggregate, less than 40% in voting power of the stock of our company entitled to vote generally in the election of directors, directors may only be removed for cause, and only by the affirmative vote of holders of at least 75% in voting power of all outstanding shares of stock of our company entitled to vote thereon, voting together as a single class.

Vacancies. In addition, our amended and restated certificate of incorporation also provides that, subject to the rights granted to one or more series of preferred stock then outstanding, any newly created directorship on the board of directors that results from an increase in the number of directors and any vacancies on our board of directors will be filled by the affirmative vote of a majority of the remaining directors, even if less than a quorum, by a sole remaining director or by the affirmative vote of a majority in voting power of all outstanding shares of stock entitled to vote thereon, voting together as a single class; provided, however, at any time when Silver Lake and its affiliates beneficially own, in the aggregate, less than 40% in voting power of the stock of our company entitled to vote generally in the election of directors, any newly created directorship on the board of directors that results from an increase in the number of directors and any vacancy occurring in the board of directors may be filled only by a majority of the remaining directors, even if less than a quorum, or by a sole remaining director (and not by the stockholders). Our amended and restated certificate of incorporation provides that the board of directors may increase the number of directors by the affirmative vote of a majority of the directors or, at any time when Silver Lake and its affiliates beneficially own, in the aggregate, at least 40% of the voting power of the stock of our company entitled to vote generally in the election of directors, by the affirmative vote of at least 60% in voting power of all outstanding shares of stock entitled to vote thereon, voting together as a single class.

Quorum. Our bylaws will provide that at any meeting of the board of directors, a majority of the total number of directors then in office constitutes a quorum for all purposes, provided that so long as Silver Lake and its affiliates beneficially own, in the aggregate, at least 40% of the voting power of the stock of our company entitled to vote generally in the election of directors and at least one director affiliated with Silver Lake or otherwise designated by Silver Lake as a “Silver Lake director” under the bylaws (a “Silver Lake director”) remains on the board, a quorum shall also require one Silver Lake director for all purposes.

No Cumulative Voting. Under Delaware law, the right to vote cumulatively does not exist unless the certificate of incorporation specifically authorizes cumulative voting. Our amended and restated certificate of incorporation does not authorize cumulative voting. Therefore, stockholders holding a majority in voting power of the shares of our stock entitled to vote generally in the election of directors will be able to elect all our directors.

Special Stockholder Meetings. Our amended and restated certificate of incorporation provides that special meetings of our stockholders may be called at any time only by or at the direction of the board of directors or the chairman of the board of directors; provided, however, at any time when Silver Lake and its affiliates beneficially own, in the aggregate, at least 40% in voting power of the stock of our company entitled to vote generally in the election of directors, special meetings of our stockholders shall also be called by the board of directors or the chairman of the board of directors at the request of Silver Lake and its affiliates. Our amended and restated bylaws prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers or changes in control or in management of our company.

Requirements for Advance Notification of Director Nominations and Stockholder Proposals. Our amended and restated bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors. In order for any matter to be properly brought before a meeting of our stockholders, a stockholder will have to comply with advance notice requirements and provide us with certain information. Generally, to be timely, a stockholder’s notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the immediately preceding annual meeting of stockholders. Our amended and restated bylaws also specify requirements as to the form and content of a stockholder’s notice. Our amended and restated bylaws allow the chairman of the meeting at a meeting of the stockholders to adopt rules and regulations for the conduct of meetings, which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions will not apply to Silver Lake and its affiliates so long as Silver Lake and its affiliates beneficially own, in the aggregate, at least 40% in voting power of the stock of our company entitled to vote generally in the election of directors. These provisions may also deter, delay or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to influence or obtain control of our company.

Stockholder Action by Written Consent. Pursuant to Section 228 of the DGCL, any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted, unless our amended and restated certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation will preclude stockholder action by written consent at any time when Silver Lake and its affiliates beneficially own, in the aggregate, less than 40% in voting power of the stock of our company entitled to vote generally in the election of directors.

Supermajority Provisions. Our amended and restated certificate of incorporation and amended and restated bylaws will provide that the board of directors is expressly authorized to make, alter, amend, change, add to, rescind or repeal, in whole or in part, our bylaws without a stockholder vote in any matter not inconsistent with the laws of the State of Delaware or our amended and restated certificate of incorporation. For as long as Silver Lake and its affiliates beneficially own, in the aggregate, at least 40% in voting power of the stock of our company entitled to vote generally in the election of directors, any amendment, alteration, rescission or repeal of our bylaws by our stockholders will require the affirmative vote of at least 60% in voting power of the outstanding shares of our stock present in person or represented by proxy at the meeting of stockholders and entitled to vote on such amendment, alteration, change, addition, rescission or repeal. At any time when Silver Lake and its affiliates beneficially own, in the aggregate, less than 40% in voting power of all outstanding shares of the stock of our company entitled to vote generally in the election of directors, any amendment, alteration, rescission or repeal of our bylaws by our stockholders will require the affirmative vote of the holders of at least 75% in voting power of all outstanding shares of stock of our company entitled to vote thereon, voting together as a single class.

The DGCL provides generally that the affirmative vote of a majority of the outstanding shares entitled to vote thereon, voting together as a single class, is required to amend a corporation’s certificate of incorporation, unless the certificate of incorporation requires a greater percentage.

Our amended and restated certificate of incorporation provides that at any time when Silver Lake and its affiliates beneficially own, in the aggregate, less than 40% in voting power of the stock of our company entitled to vote generally in the election of directors, the following provisions in our amended and restated certificate of incorporation may be amended, altered, repealed or rescinded only by the affirmative vote of the holders of at least 75% in voting power of all outstanding shares of stock of our company entitled to vote thereon, voting together as a single class:

•	the provisions providing for a classified board of directors (the election and term of our directors);

•	the provisions regarding resignation and removal of directors;

•	the provisions regarding competition and corporate opportunities;

•	the provisions regarding entering into business combinations with interested stockholders;

•	the provisions regarding stockholder action by written consent;

•	the provisions regarding calling special meetings of stockholders;

•	the provisions regarding filling vacancies on our board of directors and newly created directorships;

•	the provisions eliminating monetary damages for breaches of fiduciary duty by a director; and

•	the amendment provision requiring that the above provisions be amended only with a 75% supermajority vote.

The combination of the classification of our board of directors, the lack of cumulative voting and the supermajority voting requirements will make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Because our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management.

Exclusive Forum. Our amended and restated certificate of incorporation will provide that unless we consent to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for any (1) derivative action or proceeding brought on behalf of our company, (2) action asserting a claim of breach of a fiduciary duty owed by any director or officer of our company to our company or our company’s stockholders, creditors or other constituents, (3) action asserting a claim against our company or any director or officer of our company arising pursuant to any provision of the DGCL or our amended and restated certificate of incorporation or our amended and restated bylaws or (4) action asserting a claim against our company or any director or officer of our company governed by the internal affairs doctrine, in each such case subject to said Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of our company shall be deemed to have notice of and consented to the forum provisions in our amended and restated certificate of incorporation. However, the enforceability of similar forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be unenforceable.

Conflicts of Interest. Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or stockholders. Our amended and restated certificate of incorporation will, to the maximum extent permitted from time to time by Delaware law, renounce any interest or expectancy that we have in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to Silver Lake or any of its affiliates or any Silver Lake director or his affiliates. Our amended and restated certificate of incorporation will provide that, to the fullest extent permitted by law, Silver Lake, the Silver Lake Directors and their respective affiliates will have no duty to refrain from engaging in any transaction or matter that may be an investment or business opportunity or offer a prospective economic or competitive advantage in which we or any of our subsidiaries could have an interest or expectancy (a “Competitive Opportunity”) or otherwise competing with us or our affiliates. In addition, to the fullest extent permitted by law, in the event that Silver Lake or any Silver Lake Director acquires knowledge of a potential Competitive Opportunity or other business opportunity that may be a corporate opportunity for itself or himself or its or his affiliates or for us or our affiliates, such person will have no duty to communicate or present such Competitive Opportunity or business opportunity to us or any of our affiliates, and they may take any such opportunity for themselves or offer it to another person or entity.

In addition, no non-employee director shall be required to bring a Competitive Opportunity to our attention if such Competitive Opportunity involves an investment of not more than 5% of the outstanding voting securities of the person that is the target of such Competitive Opportunity, such investment is solely passive and for investment purposes and the non-employee director does not exert any influence (including as a member of the board of directors or other applicable governing body) over such person or otherwise directly or indirectly participate in the management or operations of such person. In addition, if a non-employee director brings a Competitive Opportunity to our attention, we will determine whether or not to exploit such Competitive Opportunity within a reasonable period of time, after which (assuming we determine not to exploit such Competitive Opportunity during such time) such person may exploit such Competitive Opportunity, and neither we nor any of our subsidiaries shall have any interest in such Competitive Opportunity or any expectation that such Competitive Opportunity be offered to us or them.

To the fullest extent permitted by law, no business opportunity will be deemed to be a potential Competitive Opportunity or other corporate or business opportunity for us unless we would be permitted to undertake the opportunity under our amended and restated certificate of incorporation, we have sufficient financial resources to undertake the opportunity and the opportunity would be in line with our business.

Limitations on Liability and Indemnification of Directors and Officers

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions. Our amended and restated certificate of incorporation includes a provision that eliminates the personal liability of directors for monetary damages for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. The effect of these provisions is to eliminate the rights of us and our stockholders, through stockholders’ derivative suits on our behalf, to recover monetary damages from a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. However, exculpation does not apply to any director if the director has acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper benefit from his or her actions as a director.

Our amended and restated bylaws provide that we must indemnify and advance expenses to our directors and officers to the fullest extent authorized by the DGCL. We also are expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification and advancement provisions and insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability, indemnification and advancement provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, any investment in our Class A common stock may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

We expect to enter into customary indemnification agreements with each of our directors and executive officers that provide them, in general, with customary indemnification in connection with their service to us or on our behalf. These agreements will require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Transfer Agent and Registrar

The transfer agent and registrar for our Class A common stock is             .

Listing

We intend to apply to have our shares of Class A common stock listed on the Nasdaq Global Select Market under the symbol “            .”

SHARES ELIGIBLE FOR FUTURE SALE

General

Prior to this offering, there has been no public market for shares of our Class A common stock. We cannot predict the effect, if any, future sales of shares of Class A common stock, or the availability for future sale of shares of Class A common stock, will have on the market price of shares of our Class A common stock prevailing from time to time. The sale of substantial amounts of shares of our Class A common stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of shares of our Class A common stock.

Upon completion of this offering we will have a total of              shares of our Class A common stock outstanding (or              shares of Class A common stock if the underwriters exercise in full their option to purchase additional shares of Class A common stock). All of these shares of Class A common stock will have been sold in this offering and will be freely tradable without restriction or further registration under the Securities Act by persons other than our “affiliates.” Under the Securities Act, an “affiliate” of an issuer is a person that directly or indirectly controls, is controlled by or is under common control with that issuer.

In addition, subject to certain limitations and exceptions, pursuant to the terms of the exchange agreement we have entered into with our Existing Owners, unitholders of Mercury Payment Systems, LLC may (subject to the terms of the exchange agreement) exchange Holdings Units for shares of our Class A common stock on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends, reclassifications and other similar transactions. Upon consummation of this offering, certain our Existing Owners will hold          Holdings Units (or          Holdings Units if the underwriters exercise in full their option to purchase additional shares of Class A common stock), all of which will be exchangeable for shares of our Class A common stock. The shares of Class A common stock we issue upon such exchanges would be “restricted securities” as defined in Rule 144 unless we register such issuances. However, we have entered into a registration rights agreement with our Existing Owners that will require us to register under the Securities Act these shares of Class A common stock. See “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

In addition,             shares of Class A common stock may be granted under our 2014 Stock Plan, including              shares issuable upon the exercise of stock options that we have granted to our officers and employees. See “Executive Compensation—Additional Narrative Disclosure—Equity Incentive Plans—2014 Stock Award Plan.” We intend to file one or more registration statements on Form S-8 under the Securities Act to register shares of Class A common stock or securities convertible into or exchangeable for shares of Class A common stock issued under or covered by our 2014 Stock Plan. Any such Form S-8 registration statements will automatically become effective upon filing. Accordingly, shares of Class A common stock registered under such registration statements will be available for sale in the open market. The initial registration statement on Form S-8 covers              shares of Class A common stock.

Our amended and restated certificate of incorporation authorizes us to issue additional shares of Class A common stock and options, rights, warrants and appreciation rights relating to Class A common stock for the consideration and on the terms and conditions established by our board of directors in its sole discretion. In accordance with the DGCL and the provisions of our certificate of incorporation, we may also issue preferred stock that has designations, preferences, rights, powers and duties that are different from, and may be senior to, those applicable to shares of Class A common stock. See “Description of Capital Stock.” Similarly, the New LLC Agreement permits Mercury Payment Systems, LLC to issue an unlimited number of additional limited liability company interests of Mercury

Payment Systems, LLC with designations, preferences, rights, powers and duties that are different from, and may be senior to, those applicable to the Holdings Units, and which may be exchangeable for shares of our Class A common stock.

Rule 144

In general, under Rule 144 a person (or persons whose shares are aggregated), including any person who may be deemed our affiliate, is entitled to sell within any three-month period a number of restricted securities that does not exceed the greater of 1% of the then outstanding shares of Class A common stock and the average weekly trading volume during the four calendar weeks preceding each such sale, provided that at least six months has elapsed since such shares of Class A common stock were acquired from us or any affiliate of ours and certain manner of sale, notice requirements and requirements as to availability of current public information about us are satisfied. Any person who is deemed to be our affiliate must comply with the provisions of Rule 144 (other than the six-month holding period requirement) in order to sell shares of Class A common stock which are not restricted securities (such as shares of Class A common stock acquired by affiliates either in this offering or through purchases in the open market following this offering). In addition, a person who is not our affiliate, and who has not been our affiliate at any time during the 90 days preceding any sale, is entitled to sell shares of Class A common stock without regard to the foregoing limitations, provided that at least one year has elapsed since the shares of Class A common stock were acquired from us or any affiliate of ours.

Lock-Up Agreements

In connection with this offering, we, our officers, directors and substantially all of our equity holders have agreed with the underwriters, subject to certain exceptions, not to sell, dispose of or hedge any shares of our Class A common stock or securities convertible into or exchangeable for shares of Class A common stock during the period ending 180 days after the date of this prospectus, except with the prior written consent of the representatives of the underwriters. See “Underwriting.”

Registration Rights

We have entered into a registration rights agreement with certain of our Existing Owners pursuant to which we have granted them, their affiliates and certain of their transferees the right, under certain circumstances and subject to certain restrictions, to require us to register under the Securities Act shares of Class A common stock delivered in exchange for Holdings Units or shares of Class A common stock (and other securities convertible into or exchangeable or exercisable for shares of Class A common stock) otherwise held by them. Securities registered under any such registration statement will be available for sale in the open market unless restrictions apply. See “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

CERTAIN UNITED STATES FEDERAL INCOME AND ESTATE TAX

CONSEQUENCES TO NON-U.S. HOLDERS

The following is a summary of certain United States federal income and estate tax consequences to a non-U.S. holder (as defined below) of the purchase, ownership and disposition of our Class A common stock as of the date hereof. Except where noted, this summary deals only with Class A common stock that is held as a capital asset.

A “non-U.S. holder” means a person (other than a partnership or other entity treated as a partnership for United States federal income tax purposes) that is not for United States federal income tax purposes any of the following:

•	an individual citizen or resident of the United States;

•	a corporation (or any other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

This summary is based upon provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in United States federal income and estate tax consequences different from those summarized below. This summary does not address all aspects of United States federal income and estate taxes and does not deal with foreign, state, local or other tax considerations that may be relevant to non-U.S. holders in light of their particular circumstances or any considerations relating to the Medicare tax on net investment income. In addition, it does not represent a description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws (including if you are a United States expatriate, “controlled foreign corporation,” “passive foreign investment company,” or a partnership or other pass-through entity for United States federal income tax purposes). We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary.

If a partnership for United States federal income tax purposes holds our Class A common stock, the tax treatment of a partner thereof for United States federal income tax purposes will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our Class A common stock, you should consult your tax advisors.

If you are considering the purchase of our Class A common stock, you should consult your own tax advisors concerning the particular United States federal income and estate tax consequences to you of the purchase, ownership and disposition of the Class A common stock, as well as the consequences to you arising under the laws of any other taxing jurisdiction.

Dividends

Distributions paid to a non-U.S. holder of our Class A common stock generally will be, to the extent of our current and accumulated earnings and profits, treated as dividends subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States (and, if required by an applicable income tax treaty, are attributable to a United States permanent establishment) are not subject to this withholding tax, provided certain certification and disclosure requirements are satisfied. Instead, such dividends are subject to United States federal income tax on a net income basis in the same manner as if the non-U.S. holder were a United States person as defined under the Code. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

A non-U.S. holder of our Class A common stock who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding or withholding under the Foreign Account Tax Compliance Act, as discussed below, for dividends will be required (a) to complete Internal Revenue Service Form W-8BEN (or other applicable form) and certify under penalty of perjury that such holder is not a United States person as defined under the Code and is eligible for treaty benefits or (b) if our Class A common stock is held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable United States Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that are pass-through entities rather than corporations or individuals.

A non-U.S. holder of our Class A common stock eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the Internal Revenue Service.

If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a non-taxable return of capital, up to the non-U.S. holder’s adjusted tax basis in its shares of our Class A common stock. Any remaining excess will be treated as capital gain, subject to the tax treatment described below in “Gain on Disposition of Class A Common Stock.” If at the time a distribution is made we are not able to determine whether or not it will exceed current and accumulated earnings and profits, we or a financial intermediary may withhold tax on all or a portion of such distribution at the rate applicable to dividends. However, a non-U.S. holder may obtain a refund of any excess withholding by timely filing an appropriate claim for refund with the Internal Revenue Service.

Gain on Disposition of Class A Common Stock

Any gain realized on the disposition of our Class A common stock generally will not (subject to the discussion below regarding backup withholding and the Foreign Account Tax Compliance Act) be subject to United States federal income tax unless:

•	the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment of the non-U.S. holder);

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

•	we are or have been a “United States real property holding corporation” for United States federal income tax purposes (a “USRPHC”) at any time during the applicable testing period and certain other conditions are met.

An individual non-U.S. holder described in the first bullet point immediately above will be subject to tax on the net gain derived from the sale under regular graduated United States federal income tax rates. An individual non-U.S. holder described in the second bullet point immediately above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by United States source capital losses realized in the taxable year of the disposition, even though the individual is not considered a resident of the United States. If a non-U.S. holder that is a foreign corporation falls under the first bullet point immediately above, it will be subject to tax on its net gain in the same manner as if it were a United States person as defined under the Code and, in addition, may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty.

With respect to the third bullet above, we believe we are not, and do not anticipate that we will become, a USRPHC.

Federal Estate Tax

Class A common stock held or treated as held by an individual who is not a citizen or resident of the United States at the time of death for United States federal estate tax purposes will be included in such holder’s gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

We or a financial intermediary must report annually to the Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.

A non-U.S. holder will be subject to backup withholding for dividends paid to such holder unless such holder certifies under penalty of perjury on the applicable Internal Revenue Service Form W-8 that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such holder is a United States person as defined under the Code), or such holder otherwise establishes an exemption.

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale of our Class A common stock within the United States or conducted through certain United States-related financial intermediaries, unless the beneficial owner certifies on the applicable Internal Revenue Service Form W-8 under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code), or such owner otherwise establishes an exemption.

Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s United States federal income tax liability provided the required information is timely furnished to the Internal Revenue Service.

Additional Withholding Requirements

Under legislation enacted in 2010 commonly referred to as the Foreign Account Tax Compliance Act and related administrative guidance, a 30% United States federal withholding tax may apply to any dividends paid after June 30, 2014, and the gross proceeds from a disposition of our Class A common stock occurring after December 31, 2016, in each case paid to (i) a “foreign financial institution” (as specifically defined in the legislation), whether such foreign financial institution is the beneficial owner or an intermediary, unless such foreign financial institution agrees to verify, report and disclose its United States “account” holders (as specifically defined in the legislation) and meets certain other specified requirements or (ii) a non-financial foreign entity, whether such non-financial foreign entity is the beneficial owner or an intermediary, unless such entity provides a certification that the beneficial owner of the payment does not have any substantial United States owners or provides the name, address and taxpayer identification number of each such substantial United States owner and certain other specified requirements are met. In certain cases, the relevant foreign financial institution or non-financial foreign entity may qualify for an exemption from, or be deemed to be in compliance with, these rules. You should consult your own tax advisor regarding this legislation and whether it may be relevant to your ownership and disposition of our Class A common stock.

UNDERWRITING

We are offering the shares of Class A common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC, Barclays Capital Inc. and Morgan Stanley & Co. LLC, are acting as joint book-running managers of the offering and as representatives of the underwriters. We and Mercury Payment Systems, LLC have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of Class A common stock listed next to its name in the following table:

Name	Number of Shares
J.P. Morgan Securities LLC
Barclays Capital Inc.
Morgan Stanley & Co. LLC

Total

The underwriters are committed to purchase all shares offered by us if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated. The underwriters are offering the shares subject to their acceptance of the shares by us and subject to prior sale. The underwriters reserve the right to reject orders in whole or in part.

The underwriters propose to offer the shares directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $         per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $         per share from the initial public offering price. After the initial public offering of the shares, the offering price and other selling terms may be changed by the underwriters. Sales of shares made outside of the United States may be made by affiliates of the underwriters. The representatives have advised us that the underwriters do not intend to confirm discretionary sales in excess of 5% of the Class A common shares offered in this offering.

The underwriters have an option to buy up to              additional shares of Class A common stock from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this over-allotment option. If any shares are purchased with this over-allotment option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of Class A common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the public offering price per share of Class A common stock less the amount paid by the underwriters to us per share of Class A common stock. The underwriting fee is $         per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Without over-allotment exercise	With full over-allotment exercise
Per Share	$	$
Total	$	$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $         million, and will be paid by us. We have agreed to reimburse the underwriters for all expenses relating to the clearance of this offering with the Financial Industry Regulatory Authority, in an amount not to exceed $        .

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make internet distributions on the same basis as other allocations.

We have agreed that we will not (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of Class A common stock or any securities convertible into or exchangeable or exercisable for shares of Class A common stock or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any shares of Class A common stock or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of shares of Class A common stock or such other securities, in cash or otherwise), in each case without the prior written consent of J.P. Morgan Securities LLC for a period of 180 days after the date of this prospectus, other than the shares of our common stock to be sold hereunder and certain other exceptions.

Our directors and executive officers, and substantially all of our shareholders have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, with limited exceptions, for a period of 180 days after the date of this prospectus, may not, without the prior written consent of J.P. Morgan Securities LLC, (1) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly any shares of Class A common stock or any securities convertible into or exercisable or exchangeable for shares of our Class A common stock (including, without limitation, Class A common stock or such other securities that may be deemed to be beneficially owned by such directors, executive officers, managers and members in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant), (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Class A common stock or any such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of shares of Class A common stock or such other securities, in cash or otherwise or (3) make any demand for or exercise any right with respect to the registration of any shares of Class A common stock or any security convertible into or exercisable or exchangeable for shares of Class A common stock, in each case, other than the shares of our common stock to be sold hereunder and certain other exceptions. The underwriters may, in their sole discretion and without notice, release all or any portion of the shares subject to lock-up agreements prior to expiration of the lock-up period.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make for these liabilities.

We intend to apply to have our Class A common stock listed on the Nasdaq Global Select Market under the symbol “        .”

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of Class A common stock in the open market for the purpose of preventing or retarding a decline in the market price of the Class A common stock while this offering is in progress. These stabilizing transactions may include making short sales of the Class A common stock, which involves the sale by the underwriters of a greater number of shares of Class A common stock than they are required to purchase in this offering, and purchasing shares of Class A common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the over-allotment option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act of 1933, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the Class A common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase Class A common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the Class A common stock or preventing or retarding a decline in the market price of the Class A common stock, and, as a result, the price of the Class A common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the Nasdaq Global Select Market, as applicable, in the over-the-counter market or otherwise.

Prior to this offering, there has been no public market for our Class A common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of and demand for, publicly traded common stock of generally comparable companies; and

•	other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for our Class A common stock, or that the shares will trade in the public market at or above the initial public offering price.

Pursuant to an engagement agreement, we retained Solebury Capital LLC (“Solebury”) a Financial Industry Regulatory Authority (“FINRA”) member, to provide certain financial consulting services (which do not include underwriting services) in connection with this offering. We agreed to pay Solebury, only upon successful completion of this offering, a fee of up to $        . We also agreed to reimburse Solebury for reasonable and documented out-of-pocket expenses up to a maximum of $         and have provided indemnification of Solebury pursuant to the engagement agreement. Solebury’s services include advice with respect to selection of underwriters for this offering, deal structuring, fee and economics recommendations, distribution strategy recommendations and preparation of presentation materials. Solebury is not acting as an underwriter and has no contact with any public or institutional investor on behalf of us or the underwriter. In addition, Solebury will not underwrite or purchase any of our common stock in this offering or otherwise participate in any such undertaking.

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. For instance, affiliates of Barclays Capital Inc. are lenders under our senior secured credit facilities. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

Selling Restrictions

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Notice to prospective investors in the United Kingdom

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling with Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The securities are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

Notice to prospective investors in the European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a ‘‘Relevant Member State’’), from and including the date on which the

European Union Prospectus Directive (the ‘‘EU Prospectus Directive’’) was implemented in that Relevant Member State (the ‘‘Relevant Implementation Date’’) an offer of securities described in this prospectus may not be made to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the EU Prospectus Directive, except that, with effect from and including the Relevant Implementation Date, an offer of securities described in this prospectus may be made to the public in that Relevant Member State at any time:

•	to any legal entity which is a qualified investor as defined under the EU Prospectus Directive;

•	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the EU Prospectus Directive); or

•	in any other circumstances falling within Article 3(2) of the EU Prospectus Directive, provided that no such offer of securities described in this prospectus shall result in a requirement for the publication by us of a prospectus pursuant to Article 3 of the EU Prospectus Directive.

For the purposes of this provision, the expression an ‘‘offer of securities to the public’’ in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the same may be varied in that Member State by any measure implementing the EU Prospectus Directive in that Member State. The expression “EU Prospectus Directive” means Directive 2003/71/EC (and any amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in each Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Notice to prospective investors in Dubai International Financial Center

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”).This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus or taken steps to verify the information set forth herein and has no responsibility for the prospectus. The securities to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this prospectus, you should consult an authorized financial advisor.

Notice to prospective investors in France

This offering document has not been prepared in the context of a public offering of securities in France (offre au public) within the meaning of Article L.411-1 of the French Code monétaire et financier and Articles 211-1 et seq. of the Autorité des marchés financiers (AMF) regulations and has therefore not been submitted to the AMF for prior approval or otherwise, and no prospectus has been prepared in relation to the securities.

The securities may not be offered or sold, directly or indirectly, to the public in France, and neither this offering document nor any other offering material relating to the securities may be distributed or caused to be distributed to the public in France, except only to persons licensed to provide the investment service of portfolio management for the account of third parties and/or to “qualified investors” (as defined in Article L.411-2, D.411-1 and D.411-2 of the French Code monétaire et financier) and/or to a limited circle of investors (as defined in Article L.411-2 and D.411-4 of the French Code monétaire et financier) on the condition that no such offering document nor any other offering material relating to the securities shall be delivered by them to any person or reproduced (in whole or in part). Such “qualified investors” and the limited circle of investors referred to in Article L.411-2II2 are notified that they must act in that connection for their own account in accordance with the terms set out by Article L.411-2 of the French Code monétaire et financier and by Article 211-3 of the AMF Regulations and may not re-transfer, directly or indirectly, the securities in France, other than in compliance with applicable laws and regulations and, in particular, those relating to a public offering (which are, in particular, embodied in Articles L.411-1, L.412-1 and L.621-8 et seq. of the French Code monétaire et financier).

You are hereby notified that in connection with the purchase of these securities, you must act for your own account in accordance with the terms set out by Article L.411-2 of the French Code monétaire et financier and by Article 211-3 of the AMF Regulations and may not re-transfer, directly or indirectly, the securities in France, other than in compliance with applicable laws and regulations and, in particular, those relating to a public offering (which are, in particular, embodied in Articles L.411-1, L.411-2, L.412-1 and L.621-8 et seq. of the French Code monétaire et financier).

Notice to prospective investors in Hong Kong

The shares may not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance.

No advertisement, invitation or document, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) may be issued in Hong Kong or elsewhere, other than with respect to the shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to prospective investors in Italy

The offering of the shares has not been registered with the Commissione Nazionale per le Società e la Borsa (“CONSOB”), in accordance with Italian securities legislation. Accordingly, the shares may not be offered or sold, and copies of this offering document or any other document relating to the shares may not be distributed in Italy except to Qualified Investors, as defined in Article 34-ter, subsection 1, paragraph b of CONSOB Regulation no. 11971 of May 14, 1999, as amended (the Issuers’ Regulation), or in any other circumstance where an express exemption to comply with public offering restrictions provided by Legislative Decree no. 58 of February 24, 1998 (the Consolidated Financial Act) or Issuers’ Regulation applies, including those provided for under Article 100 of the Finance Law and Article 34-ter of the Issuers’ Regulation; provided, however, that any such offer or sale of the shares or distribution of copies of this offering document or any other document relating to the shares in Italy must (i) be made in accordance with all applicable Italian laws and regulations;

(ii) be conducted in accordance with any relevant limitations or procedural requirements that CONSOB may impose upon the offer or sale of the shares; and (iii) be made only by (a) banks, investment firms or financial companies enrolled in the special register provided for in Article 107 of Legislative Decree no. 385 of September 1, 1993, to the extent duly authorized to engage in the placement and/or underwriting of financial instruments in Italy in accordance with the Consolidated Financial Act and the relevant implementing regulations; or (b) foreign banks or financial institutions (the controlling shareholding of which is owned by one or more banks located in the same EU Member State) authorized to place and distribute securities in the Republic of Italy pursuant to Articles 15, 16 and 18 of the Banking Act, in each case acting in compliance with all applicable laws and regulations.

Notice to prospective investors in Japan

The shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law). Accordingly, no resident of Japan may participate in the offering of the shares, and the shares may not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Notice to prospective investors in Singapore

The offer or invitation which is the subject of this document is only allowed to be made to the persons set out herein. Moreover, this document is not a prospectus as defined in the Securities and Futures Act (Chapter 289) of Singapore (the “SFA”), and, accordingly, statutory liability under the SFA in relation to the content of the document will not apply.

As this document has not been and will not be lodged with or registered as a document by the Monetary Authority of Singapore, this document and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than: (i) to an institutional investor under Section 274 of the SFA; (ii) to a relevant person, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA; or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person who is:

a.	a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

b.	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the shares under Section 275 of the SFA except:

1.	to an institutional investor under Section 274 of the SFA or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets;

2.	where no consideration is given for the transfer; or

3.	by operation of law.

By accepting this document, the recipient hereof represents and warrants that he or she is entitled to receive such report in accordance with the restrictions set forth above and agrees to be bound by the limitations contained herein. Any failure to comply with these limitations may constitute a violation of law.

Notice to prospective investors in Spain

This offer of our shares has not been and will not be registered with the Spanish National Securities Market Commission (Comisión Nacional del Mercado de Valores, or “CNMV”), and, therefore, none of our shares may be offered, sold or distributed in any manner, nor may any resale of the shares be carried out in Spain except in circumstances which do not constitute a public offer of securities in Spain or are exempted from the obligation to publish a prospectus, as set forth in Spanish Securities Market Act (Ley 24/1988, de 28 de julio, del Mercado de Valores) and Royal Decree 1310/2005, of 4 November, and other applicable regulations, as amended from time to time, or otherwise without complying with all legal and regulatory requirements in relation thereto. Neither the prospectus nor any offering or advertising materials relating to our shares have been or will be registered with the CNMV, and, therefore, they are not intended for the public offer of our shares in Spain.

Notice to prospective investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under article 652a or article 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under article 27 et seq. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the company or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority, FINMA, and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to prospective investors in United Arab Emirates

This offering has not been approved or licensed by the Central Bank of the United Arab Emirates (“UAE”), Securities and Commodities Authority of the UAE and/or any other relevant licensing authority in the UAE, including any licensing authority incorporated under the laws and regulations of any of the free zones established and operating in the territory of the UAE, in particular the Dubai Financial

Services Authority (“DFSA”), a regulatory authority of the Dubai International Financial Centre (“DIFC”). This offering does not constitute a public offer of securities in the UAE, DIFC and/or any other free zone in accordance with the Commercial Companies Law, Federal Law No 8 of 1984 (as amended), DFSA Offered Securities Rules and Nasdaq Dubai Listing Rules, accordingly, or otherwise. The shares may not be offered to the public in the UAE and/or any of the free zones.

The shares may be offered and issued only to a limited number of investors in the UAE or any of its free zones who qualify as sophisticated investors under the relevant laws and regulations of the UAE or the free zone concerned.

LEGAL MATTERS

The validity of the shares of Class A common stock offered by this prospectus will be passed upon for us by Simpson Thacher & Bartlett LLP, Palo Alto, California. An investment vehicle comprised of certain partners of Simpson Thacher & Bartlett LLP, members of their families, related persons and others owns interests representing less than 1% of the capital commitments of certain investment funds affiliated with Silver Lake. Certain legal matters relating to this offering will be passed upon for the underwriters by Ropes & Gray LLP, San Francisco, California. Ropes & Gray LLP and some of its attorneys are limited partners of RGIP, LP, which is an investor in certain investment funds affiliated with Silver Lake and sometimes a co-investor with such funds. RGIP, LP directly or indirectly owns equity interests representing less than 1% of the aggregate of the outstanding shares and units of each of our Class A common stock and Class B common stock and the Holdings Units of Mercury Payments Systems, LLC.

EXPERTS

The consolidated financial statements of Mercury Payment Systems, LLC at December 31, 2012 and 2011, and for the years then ended, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the Class A common stock offered by this prospectus. This prospectus is a part of the registration statement and does not contain all of the information set forth in the registration statement and its exhibits and schedules, portions of which have been omitted as permitted by the rules and regulations of the SEC. For further information about us and our Class A common stock, you should refer to the registration statement and its exhibits and schedules.

We will file annual, quarterly and special reports and other information with the SEC. Our filings with the SEC will be available to the public on the SEC’s website at http://www.sec.gov. Those filings will also be available to the public on, or accessible through, our website under the heading “Investor Relations” at www.mercurypay.com. The information we file with the SEC or contained on or accessible through our corporate website or any other website that we may maintain is not part of this prospectus or the registration statement of which this prospectus is a part. You may also read and copy, at SEC prescribed rates, any document we file with the SEC, including the registration statement (and its exhibits) of which this prospectus is a part, at the SEC’s Public Reference Room located at 100 F Street, N.E., Washington D.C. 20549. You can call the SEC at 1-800-SEC-0330 to obtain information on the operation of the Public Reference Room.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Mercury Payment Systems, LLC

Consolidated Financial Statements as of December 31, 2012 and 2011 and for the Years Ended December 31, 2012 and 2011 (Audited) and as of September 30, 2013 and 2012 and for the Nine Months Ended September 30, 2013 and 2012 (Unaudited)
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets	F-3
Consolidated Statements of Income and Comprehensive Income	F-4
Consolidated Statements of Members’ Equity (Deficit)	F-5
Consolidated Statements of Cash Flows	F-6
Notes to Consolidated Financial Statements	F-7

The financial statements of Mercury Payment Systems Holdings, Inc. have been omitted because this entity is a business combination related shell company, as defined in Rule 405 under the Securities Act, and has only nominal assets, has not commenced operations and has not engaged in any business or other activities except in connection with its formation. Mercury Payment Systems Holdings, Inc. does not have any contingent liabilities or commitments.

Report of Independent Registered Public Accounting Firm

The Board of Directors of Mercury Payments, LLC

We have audited the accompanying consolidated balance sheets of Mercury Payment Systems, LLC, as of December 31, 2012 and 2011, and the related consolidated statements of income and comprehensive income, members’ equity (deficit), and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the consolidated financial position of Mercury Payment Systems, LLC as of December 31, 2012 and 2011, and the consolidated results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Denver, Colorado

December 13, 2013

Mercury Payment Systems, LLC

Consolidated Balance Sheets

	September 30,		December 31,
	2013	2012	2012	2011
($’s in thousands)	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$13,463	$23,020	$23,388	$30,714
Accounts receivable, net	25,115	19,580	21,055	16,198
Inventory	324	330	681	397
Land held for sale	3,254	—	2,974	—
Prepaid expenses	4,064	2,938	2,797	2,140
Other current assets	666	284	372	50

Total current assets	46,886	46,152	51,267	49,499
Property and equipment, net	63,028	45,205	47,566	24,208

Other assets:
Restricted cash	2,104	1,050	3,201	250
Goodwill and other intangible assets, net	7,238	7,293	6,861	2,341
Deposits and other	535	1,526	1,288	396

Total other assets	9,877	9,869	11,350	2,987

Total assets	$119,791	$101,226	$110,183	$76,694

Liabilities and members’ equity (deficit)
Current liabilities:
Accounts payable	$6,433	$4,697	$6,877	$5,811
Accrued expenses	19,918	13,593	18,204	10,896
Current portion of long-term debt	3,000	2,000	3,000	2,000

Total current liabilities	29,351	20,290	28,081	18,707

Long-term liabilities:
Term loan, net of discount	282,642	186,684	283,288	189,518
Other liabilities	3,475	4,998	4,801	3,314

Total long-term liabilities	286,117	191,682	288,089	192,832

Total liabilities	315,468	211,972	316,170	211,539

Members’ equity (deficit):
Class A members’ equity (deficit); 66,044,523 units outstanding	(115,574)	(61,400)	(120,838)	(76,615)
Class B members’ equity (deficit); 40,000,000 units outstanding	(76,899)	(44,089)	(80,086)	(53,304)
Class C members’ equity (deficit); 373,637 units outstanding, 191,879 units non-callable, 354,941 units outstanding, 56,178 units non-callable, 354,941 units outstanding, 85,670 units non-callable, and 0 units outstanding as of September 30, 2013 and 2012, and December 31, 2012 and 2011, respectively	829	339	193	—
Accumulated other comprehensive income	(4,033)	(5,596)	(5,256)	(4,926)

Total members’ equity (deficit)	(195,677)	(110,746)	(205,987)	(134,845)

Total liabilities and members’ equity (deficit)	$119,791	$101,226	$110,183	$76,694

See accompanying notes.

Mercury Payment Systems, LLC

Consolidated Statements of Income and Comprehensive Income

	Nine Months Ended September 30,		Year Ended December 31,
	2013	2012	2012	2011
	(Unaudited)
($’s in thousands)
Revenues	$173,386	$150,409	$203,277	$154,703
Cost of services and sales	54,458	46,131	62,536	48,336

Operating expenses:
Information technology	20,828	15,146	22,304	13,697
Sales and marketing	18,979	16,169	22,532	17,336
General and administrative	20,092	15,911	23,314	16,192
Customer support	4,961	4,905	6,755	5,638
Depreciation and amortization (excluding amounts included in cost of services and sales)	5,244	2,639	4,046	2,564
Other operating expenses:
Impairments	6,844	—	—	1

Total operating expenses	76,948	54,770	78,951	55,428

Operating income	41,980	49,508	61,790	50,939

Other income (expense):
Other income	122	58	65	73
Interest expense	(14,429)	(10,825)	(15,314)	(8,019)

Total other income (expense)	(14,307)	(10,767)	(15,249)	(7,946)

Net income	27,673	38,741	46,541	42,993

Other comprehensive income (loss):
Gain (loss) on derivatives	1,395	(775)	(694)	(4,645)
Foreign currency translation adjustments	(172)	105	364	(390)

Comprehensive Income	$28,896	$38,071	$46,211	$37,958

See accompanying notes.

Mercury Payment Systems, LLC

Consolidated Statements of Members’ Equity (Deficit)

($ in thousands except for units)	Class A Units	Class B Units	Class C Units	Class A	Members’ Equity Class B	Class C	Accumulated Other Comprehensive Income	Total
Balance, December 31, 2010	66,044,523	40,000,000	—	$35,019	$13,662	$—	$109	$48,790
Distributions	—	—	—	(138,915)	(84,134)	—	—	(223,049)
Stock compensation expense	—	—	—	505	951	—	—	1,456
Net income	—	—	—	26,776	16,217	—	—	42,993
Other comprehensive income (loss)	—	—	—	—	—	—	(5,035)	(5,035)

Balance, December 31, 2011	66,044,523	40,000,000	—	$(76,615)	$(53,304)	$—	$(4,926)	$(134,845)
Issuance of C units	—	—	354,941	—	—	22	—	22
Less callable unearned units	—	—	(351,014)	—	—	—	—	—
Amortization of callable unearned units	—	—	81,743	—	—	523		523
Distributions	—	—	—	(74,028)	(44,835)	(370)	—	(119,233)
Stock compensation expense	—	—	—	831	503	1	—	1,335
Net income	—	—	—	28,974	17,550	17	—	46,541
Other comprehensive income (loss)	—	—	—	—	—	—	(330)	(330)

Balance, December 31, 2012	66,044,523	40,000,000	85,670	$(120,838)	$(80,086)	$193	$(5,256)	$(205,987)
Amortization of callable unearned units (unaudited)	—	—	87,513	—	—	562	—	562
Exercise of C unit options	—	—	18,696	—	—	95	—	95
Distributions (unaudited)	—	—	—	(12,393)	(7,506)	(64)	—	(19,963)
Stock compensation expense (unaudited)	—	—	—	448	271	1	—	720
Net income (unaudited)	—	—	—	17,209	10,422	42	—	27,673
Other comprehensive income (loss) (unaudited)	—	—	—	—	—	—	1,223	1,223

Balance, September 30, 2013	66,044,523	40,000,000	191,879	$(115,574)	$(76,899)	$829	$(4,033)	$(195,677)

See accompanying notes.

Mercury Payment Systems, LLC

Consolidated Statements of Cash Flows

	Nine Months Ended September 30,		Year Ended December 31,
	2013	2012	2012	2011
($’s in thousands)	(Unaudited)
Operating activities
Net income	$27,673	$38,741	$46,541	$42,993
Items not requiring (providing) cash:
Depreciation and amortization	12,973	8,490	12,305	8,342
Impairments	6,844	—	—	1
Stock compensation expense	1,282	1,704	1,858	1,456
Bad debt expense	227	395	718	278
Change in fair value of derivative liability	1,395	(775)	(694)	(4,645)
Changes in:
Restricted cash	1,097	(800)	(1,951)	—
Accounts receivable, net	(4,288)	(3,765)	(5,575)	(5,444)
Inventories	356	67	(284)	(184)
Other assets	(1,515)	(899)	(896)	(1,379)
Accounts payable and accrued expenses	(273)	2,367	8,448	12,217

Net cash provided by operating activities	45,771	45,525	60,470	53,635

Investing activities
Proceeds from sale of property and equipment	—	—	—	5
Purchase of property and equipment	(25,005)	(14,182)	(18,913)	(2,665)
Increase in capitalized software costs	(6,635)	(10,082)	(12,702)	(10,048)
Acquisition of assets from Sundrop Mobile, Inc.	—	(5,655)	(5,640)	—
Capitalized customer acquisition costs	(2,035)	(2,238)	(2,681)	(1,609)
Investment in note receivable	(81)	1,929	(2,059)	—
Principal payments received on note receivable	367	(3,280)	1,005	33
Patent application costs	(17)	—	(32)	—

Net cash used in investing activities	(33,406)	(33,508)	(41,022)	(14,284)

Financing activities
Proceeds from securing credit agreement, net of fees	—	(2,639)	95,323	191,978
Principal payments on long-term debt	(2,250)	(1,500)	(2,250)	(1,000)
Colateral pledged on long-term debt	—	—	(1,000)	—
Net proceeds from issuance of LLC units	95	—	22	—
Distributions to stockholders	(19,963)	(15,677)	(119,233)	(223,049)

Net cash used in financing activities	(22,118)	(19,816)	(27,138)	(32,071)
Effect of exchange rate changes	(172)	105	364	(390)

Increase (decrease) in cash and cash equivalents	(9,925)	(7,694)	(7,326)	6,890
Cash and cash equivalents, beginning of year	23,388	30,714	30,714	23,824

Cash and cash equivalents, end of year	$13,463	$23,020	$23,388	$30,714

Supplemental cash flows information
Interest paid	$13,489	$10,617	$13,833	$4,180

See accompanying notes.

Mercury Payment Systems, LLC

Notes to Consolidated Financial Statements

September 30, 2013 and 2012 and December 31, 2012 and 2011

(Information pertaining to the nine months ended

September 30, 2013 and 2012 is unaudited)

($’s in thousands)

1. Basis of Presentation, Nature of Operations, and Summary of Significant Accounting Policies

Nature of Operations

Mercury Payment Systems, LLC (the “Company”) provides technology services to small- and medium-sized merchants through a network of point of sale system Developers and Dealers in the United States and Canada. The Company operates only in this single segment of business. The Company has agreements with affiliates of Global Payments, Inc. (“Global”) to provide credit and debit card-based payment processing services to the merchants. The majority of the Company’s revenues are residual payments received from Global based on the bundled rates charged to the merchants for card-based payment processing services, principally based on the merchant’s monthly charge volume and risk profile.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Mercury Payment Systems Canada, LLC (“MPS-Canada”) and MML 1, LLC. All significant intercompany accounts and transactions have been eliminated in consolidation. Subsequent to September 30, 2013, the Company established a new legal entity, Mercury Payment Systems Holdings, Inc., a Delaware corporation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all liquid investments with original maturities of three months or less to be cash equivalents. Effective December 31, 2010, the Federal Deposit Insurance Corporation (“FDIC”) insurance limits were amended by the Dodd-Frank Wall Street Reform and Consumer Protection Act to provide for unlimited insurance coverage of non-interest-bearing transaction accounts. The increase in federally insured limits expired on December 31, 2012. Effective January 1, 2013 the United States Federal Deposit Insurance Corporation limits were reset to provide coverage up to $250 for the Company’s non-interest bearing accounts. The Canada Deposit Insurance Corporation provides $100, Canadian dollars, of insurance coverage for the Company’s Canadian checking and savings accounts. As of September 30, 2013 and December 31, 2012 the Company’s interest-bearing cash accounts exceeded federally insured limits by approximately $12,609 and $16,350, respectively.

Cash balances that are subject to withdrawal restrictions are reflected on the Consolidated Balance Sheets as restricted cash. $1,000 of total restricted cash is a compensating balance deposited in connection with our borrowings from Alpine Bank described in Note 5.

Concentration of Credit Risk and Major Customers

Financial instruments that potentially subject the Company to significant concentrations of credit risk consisted of cash and cash equivalents, as well as certain hedging relationships in which counterparties are obligated to make payments to the Company (see Note 6). The Company’s cash and cash equivalents are deposited with what the Company believes are high-quality financial institutions. As stated above, the Company maintained cash balances in excess of FDIC and CDIC limits.

The Company has a large number of relatively small customers, none of which generates a significant amount of its revenues. The Company’s largest merchant accounted for less than 1% of revenue.

Accounts Receivable, Net

Accounts receivable are unsecured and primarily composed of amounts due from Global for revenues earned. Such balances are typically received from Global within 15 days following the end of each month.

An allowance for doubtful accounts is recorded when it is probable that the accounts receivable balance will not be collected. Accounts are evaluated for delinquency and written off based on individual credit evaluation and specific circumstances of the customer. As of December 31, 2012 management believes less than 2% of all accounts are uncollectible and has established an allowance for doubtful accounts. The allowance as of September 30, 2013 and 2012 and December 31, 2012 and 2011 was $438, $101, $322, and $274, respectively.

Inventory Pricing

Inventory consists primarily of terminal hardware and gift cards. Inventory is stated at the lower of cost or market. Costs of inventory are determined using the first-in, first-out (FIFO) method. Inventory includes the costs of the items purchased, the costs of shipping them to the Company and costs to refurbish on pre-owned terminal hardware.

Property and Equipment

Property and equipment are carried at cost and depreciated over the estimated useful life of each asset, typically three to five years for equipment and furniture. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful lives of the improvements. Annual depreciation is computed using the straight-line method.

In August 2009, the Company purchased licensing rights to custom software totaling $19,034. The depreciable life of these customized purchased software rights is five years. Depreciation related to these licensing rights is reported as a component of Cost of services and sales.

Software Development Costs

All internal and external costs incurred to develop internal-use computer software during the preliminary project stage are expensed as incurred in accordance with ASC 350-40-25-1. Costs incurred during the application development stage are capitalized and subsequently reported at unamortized cost in accordance with ASC 350-40-25-2. Once the capitalized software is ready for its intended use, its development costs are amortized on a straight-line basis over the software’s estimated useful life, which is typically three to five years. The amortization of capitalized software development costs is included in Depreciation and amortization expense in the Consolidated Statements of Income and Comprehensive Income. The carrying value of capitalized software development costs is included in Property and equipment, net, in the Consolidated Balance Sheets.

Restricted Cash

Restricted cash represents funds held on deposit with Global pursuant to a service agreement to secure performance by the Company under the agreement’s terms, as well as compensating balances pursuant to a construction loan consummated in 2012 (see Note 5).

Goodwill and Other Intangibles, Net

Goodwill and other intangibles is comprised of four components; Capitalized customer acquisition costs, Goodwill, Other intangibles, and Accumulated amortization of finite lived intangibles.

Capitalized customer acquisition costs represent incremental, direct customer acquisition costs that are recoverable through gross profit associated with merchant contracts or early termination fees and consist of 1) incentives and bonuses paid to Developers and Dealers for the establishment of new merchant relationships, 2) costs of terminal hardware, net of any proceeds, provided to merchants, and 3) conversion costs associated with the integration of a new merchant’s point-of-sale system.

Capitalized customer acquisition costs are amortized using the straight-line method over a three-year period, which approximates the average life of merchant relationships. The amortization of capitalized customer acquisition costs are recorded as an expense included in Cost of services and sales in the Consolidated Statements of Income and Comprehensive Income.

Management evaluates aggregate capitalized customer acquisition costs for impairment at each balance sheet date by using qualitative factors, such as whether the existence of events and circumstances lead to the determination that it is more likely than not that the fair value of the assets is less than the carrying value, and/or quantitatively by comparing the expected future net cash flows from underlying merchant relationships to the carrying amount of the capitalized customer acquisition costs. If the estimated future net cash flows are lower than the recorded carrying amount, indicating impairment of the value of the capitalized customer acquisition costs, the impairment loss will be charged to operations. The Company believes that no impairment had occurred for the nine-months ended September 30, 2013 or 2012 or the years ended December 31, 2012 or 2011.

Goodwill represents the excess of purchase price over tangible and intangible assets acquired less liabilities assumed arising from business combinations. The Company tests goodwill annually for impairment, as well as upon an indicator of impairment from a qualitative and/or quantitative perspective. The Company evaluates qualitative factors to determine whether the existence of events and circumstances lead to the determination that it is more likely than not that the fair value of a reporting unit is less than its carrying value. The Company uses a fair value approach in its quantitative evaluation. The Company estimates the fair value using a discounted cash flow analysis. Goodwill was recognized during 2012 and as of September 30, 2013 and December 31, 2012, there were no indicators of impairment.

Other intangible assets include both finite and indefinite lived assets. Finite lived intangibles represent the majority of other intangible assets and are recognized as acquired and amortized over the life of the asset using the straight line method. Amortization of the asset is included in cost of services and sales on the Consolidated Statements of Income and Comprehensive Income. Indefinite lived intangibles are recognized as acquired. The Company tests the indefinite lived intangibles annually for impairment, as well as upon an indicator of impairment from both a qualitative and quantitative perspective.

Additional discussion of goodwill and other intangibles is provided in Note 4.

Derivative Financial Information

The Company utilizes derivative instruments to enhance its ability to manage interest rate risk. The Company recognizes all derivative financial instruments in the Consolidated Balance Sheets as assets or liabilities at fair value. Current portions of such amounts are recorded in Accrued expenses and non-current portions in Other liabilities in the Consolidated Balance Sheets. Changes in fair value of derivative instruments are recognized immediately in earnings unless the derivative is designated and qualifies as a hedge of future cash flows. For derivatives that qualify as hedges of future cash flows, the effective portion of changes in fair value is recorded temporarily in equity as a component of Accumulated Other Comprehensive Income (AOCI) and then recognized in earnings in the same period or periods during which the hedged item affects earnings.

Any ineffective portions of cash flow hedges would be recognized as “Other income (expense)” in the Consolidated Statements of Income and Comprehensive Income during the period of change. Additional discussion of derivative instruments is provided in Note 6.

Income Taxes

The Company is organized as a limited liability company, and its members elected to have the Company’s income taxed as a partnership under provisions of the Internal Revenue Code and Colorado income tax law. Therefore, taxable income or loss is reported to the individual members for inclusion in their respective tax returns and no provision for federal income taxes is included in these consolidated financial statements. Only “entity level” state income tax expense is reported in General and administrative expense on the Consolidated Statements of Income and Comprehensive Income.

The Company accounts for any uncertain tax positions in accordance with Accounting Standards Codification (ASC) 740, Income Taxes, which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Company will recognize the benefit of an income tax position only if it is more likely than not (greater than 50%) that the tax position will be sustained upon tax examination, based solely on the technical merits of the tax position. As of December 31, 2012 or 2011, the Company had no unrecognized tax benefits. Federal returns for 2012, 2011 and 2010 remain open and are subject to examination. Similarly, state returns for 2012, 2011 and 2010 remain open and are subject to examination by those tax jurisdictions.

Impairment of Long-Lived Assets

The Company assesses the recoverability of long-lived assets whenever adverse events or changes in circumstances or business climate indicate that an impairment may have occurred or annually, at a minimum. If the future undiscounted cash flows expected to result from the use of the related assets are less than the carrying value of such assets, impairment has occurred. Any required impairment loss is measured as the amount by which the asset’s carrying value exceeds its fair value, and is recorded as a reduction in the carrying value of the related assets, with a charge to operating expenses. During the period ended September 30, 2013, an impairment loss related to capitalized software development was identified and recognized. See Note 3 for additional information relating to impairment loss. There were no indicators of impairment during the years ended December 31, 2012, or 2011.

Foreign Currency Translation

MPS-Canada’s functional currency is the Canadian dollar; therefore, asset and liability accounts are translated at year-end exchange rates and revenue and expenses are translated at monthly average exchange rates during the year. Resulting translation adjustments are included in accumulated other comprehensive income in the statement of members’ equity. Accumulated translation gains (losses) were $(88), $176, $84 and $(281) at September 30, 2013 and 2012 and December 31, 2012 and 2011, respectively. Any gains or losses realized on transactions or monetary assets or liabilities denominated in currencies other than the functional currency are included in net income. Transaction gains (losses) totaled approximately $(17), $17, $12, and $43 for the nine-months ended September 30, 2013 and 2012 and the years ended December 31, 2012, and 2011, respectively. Foreign currency translation adjustments are recorded in Foreign currency translation adjustments on the Consolidated Statements of Income and Comprehensive Income and in Accumulated other comprehensive income on the Consolidated Balance Sheets.

Revenue and Cost Recognition

The Company benefits from contractual agreements with its merchants that set forth the general terms and conditions of our relationships with them, including various facets of pricing, payment terms and contract duration. Revenues are recognized as earned in conjunction with ASC 605, Revenue Recognition. ASC 605, establishes guidance as to when revenue is realized or realizable and earned by using the following criteria: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the seller’s price is fixed or determinable; and (4) collectability is reasonably assured.

The Company follows guidance provided in ASC 605-45, Principal Agent Considerations. ASC 605-45 states that whether a company should recognize revenue based on the gross amount billed to a customer or the net amount retained is a matter of judgment that depends on the facts and circumstances of the arrangement and that certain factors should be considered in the evaluation. The Company recognizes processing revenues net of, among other items, interchange and assessment fees, which are assessed to our merchants on all processed transactions and other processing costs retained by sponsor banks and processing partners with whom our merchants and/or we contract. Interchange rates are not controlled by the Company, and the Company effectively acts as a clearing house collecting and remitting interchange fee settlement on behalf of issuing banks, debit networks, and credit card associations and the Company’s processing customers. All other revenue is reported on a gross basis, as the Company contracts directly with the end customer, assumes the risk of loss and have pricing flexibility.

Net revenues related to payment transactions are recognized at the time the merchants’ transactions are processed. Net revenues derived from service fees are recognized at the time the service is performed. Costs of services and sales are recognized when incurred. These costs consist of depreciation and amortization of revenue generating assets, Developer and Dealer commissions, and third party servicing costs directly associated with revenues.

Self-Insurance

The Company has elected to self-insure certain costs related to an employee health program. Costs resulting from noninsured losses are charged to expense when incurred. The Company has purchased insurance that covers individual claims up to $1,000 per contract period. Provisions for losses expected under this program are recorded based upon the Company’s estimates of the aggregate liability for claims incurred and totaled $4,192, $2,953, $3,979 and $2,297 for the nine-months ended September 30, 2013 and 2012 and the years ended December 31, 2012 and 2011, respectively, with $565, $203, $355 and $260 accrued at September 30, 2013 and 2012 and December 31, 2012 and 2011, respectively. The amount of actual losses incurred could differ materially from the estimates reflected in these consolidated financial statements. All costs associated with the Company’s employee benefit programs are reported in the appropriate operating expense category of the Consolidated Statements of Income and Comprehensive Income, based on the function which employees receiving such benefits belong to.

2. Land Held for Sale

On April 2, 2012 the Company purchased 58 acres in Durango, Colorado to be used to construct the Company’s new headquarters. Land and land improvement costs related to approximately 9 acres of land are reported as Land held for sale on the Consolidated Balance Sheets. The Company is marketing three lots and expects to sell them during 2014. The carrying amount of land held for sale as of December 31, 2012 and September 30, 2013 is valued at the lower of cost or market, and consists of the following:

Allocation of cost of land purchased April 2, 2012	$1,912
Land improvement costs capitalized during 2012	1,062

Carrying value of land held for sale as of December 31, 2012	2,974

Land improvement costs capitalized during the nine months ended September 30, 2013 (unaudited)	280

Carrying value of land held for sale as of September 30, 2013 (unaudited)	$3,254

3. Property, Equipment and Software Development Costs

The carrying basis and accumulated depreciation and amortization of property and equipment at September 30, 2013 and 2012, and December 31, 2012 and 2011, are:

	September 30,		December 31,
	2013	2012	2012	2011
	(Unaudited)
Furniture and fixtures	$2,061	$698	$714	$346
Machinery and equipment	11,740	6,357	8,361	4,668
Software	55,125	50,721	53,442	34,873
Leasehold improvements	5,729	1,477	2,088	657
Land and improvements	5,815	6,739	5,032	—
Building	13,408	603	1,005	—
Other	2,680	788	1,627	—

	96,558	67,383	72,269	40,544
Accumulated depreciation and amortization	33,530	22,178	24,703	16,336

Net carrying value	$63,028	$45,205	$47,566	$24,208

Depreciation expense was $9,271, $5,871, $8,386, and $6,416 for the nine months ended September 30, 2013 and 2012 and the years ended December 31, 2012, and 2011, respectively. Of that total, $4,026, $3,232, $4,515, and $3,959 was reported in Cost of services and sales for the nine months ended September 30, 2013 and 2012 and the years ended December 31, 2012, and 2011 respectively.

Software development costs, included in software above, that were capitalized during nine months ended September 30, 2013 and 2012, and the years ended December 31, 2012, and 2011, amounted to $6,101, $10,306 and $12,702, and $10,048, respectively.

In July 2013, the Company shifted from developing, to outsourcing, certain payment processing technology. In connection with this shift, the Company identified certain developed software assets that would not be utilized and, accordingly, recognized an impairment charge of $6,363.

The total carrying basis and accumulated amortization at September 30, 2013 and 2012, and December 31, 2012 and 2011, are:

	September 30,		December 31,
	2013	2012	2012	2011
	(Unaudited)
Capitalized software development costs	$26,837	$24,501	$26,920	$14,219
Accumulated amortization	5,493	3,483	4,264	2,458

	$21,344	$21,018	$22,657	$11,761

Amortization expense for the nine months ended September 30, 2013 and 2012, and the years ended December 31, 2012, and 2011 was $1,670, $1,025 and $1,805, and $796, respectively. At September 30, 2013 and December 31, 2012, estimated future amortization expense for existing capitalized software development costs for each of the following five years is as follows:

	September 30, 2013	December 31, 2012
	(Unaudited)
2013	$1,441	$2,181
2014	5,679	5,380
2015	5,051	4,725
2016	3,990	3,624
2017	2,987	3,523
2018	2,196	3,509

On April 2, 2012, the Company purchased approximately 58 acres in Durango, Colorado for approximately $4,960. The site will be used to construct the Company’s new headquarters. On June 2, 2012, approximately one acre was exchanged with Durango Mall, LLC in consideration for development plan approval. Furthermore, on November 8, 2012, approximately 32 of the 58 acres purchased were donated to the City of Durango. The value of the land donated to the City of Durango is allocated amongst the remaining acres on a pro rata basis.

4. Goodwill and Intangible Assets

On April 20, 2012, the Company acquired certain assets from Sundrop Mobile, Inc. (“Sundrop”) for a purchase price of $6,543, consisting of $5,343 of cash and $1,200 of contingent consideration, of which $300 was paid during 2012 and the balance was paid in 2013. Contingent consideration was payable based on Sundrop’s, now known as Mercury Gift and Mercury Loyalty, achieving certain operating metrics. In addition to the purchase price, the Company issued $2,250 of callable Class C units of equity and $825 of stock options to certain Sundrop employees for future services which are accounted for as compensation expense over the term of the employment agreement. The assets include proprietary software, trademarks, relationship intangibles, and non-solicitation agreements, which were used to deliver a loyalty program solution to our merchants in the second half of 2012. Asset values were allocated based on their respective fair value with the remaining value reported as goodwill as follows:

Purchased software	$2,570
Non-compete	1,180
Developer relationships	310
Dealer relationships	40
Merchant relationships	20
Trademarks	18
Goodwill	2,405

Total purchase price	$6,543

The carrying basis and accumulated amortization of Goodwill and other intangible assets at September 30, 2013 and 2012, and December 31 2012 and 2011 is:

	September 30,		December 31,
	2013	2012	2012	2011
	(Unaudited)
Goodwill	$2,405	$2,405	$2,402	$—
Capitalized customer acquisition costs	9,496	7,078	7,461	4,840
Non-compete agreement	1,180	1,180	1,180	—
Commission buyouts	428	—	—	—
Developer relationships	310	310	310	—
Right of first refusal	100	—	—	—
Dealer relationships	40	40	40	—
Patents	36	12	32	—
Merchant relationships	20	20	20	—
Trademark	18	18	18	—

	14,033	11,063	11,463	4,840
Accumulated amortization	6,795	3,770	4,602	2,499

	$7,238	$7,293	$6,861	$2,341

Amortization expense for the nine months ended September 30, 2013 and 2012, and the years ended December 31, 2012, and 2011 was $2,097, $1,270 and $2,162, and $1,283 respectively.

At September 30, 2013 and December 31, 2012, estimated future amortization expense for existing intangible assets for each of the following five years is as follows:

	September 30, 2013	December 31, 2012
	(Unaudited)
2013	$693	$2,147
2014	2,438	1,642
2015	1,323	582
2016	312	70
2017	18	18

5. Long-Term Debt

In July 2011, the Company entered into $225,000 senior secured credit facilities (the “Credit Facilities”), consisting of a $200,000 senior secured term loan and a $25,000 senior secured revolving credit facility (the “revolving credit facility”). On March 29, 2012, the Company entered into an amendment to the Credit Facilities, which decreased the base rate spread from 5.0% to 4.0% on the Eurocurrency borrowing option, and decreased the base rate from 4.0% to 3.0% on the Alternative Base Rate option. On October 26, 2012, the Company amended and restated the credit agreement governing the Credit Facilities and exercised its right to borrow an additional $100,000 in the form of an incremental term loan.

On December 31, 2012, the Company entered into a $10,000 loan agreement to finance the construction of its new corporate headquarters building in Durango, Colorado. The loan requires the Company to make monthly interest-only payments on the unpaid principal balances using an interest rate of 4.5% through June 30, 2014; followed by monthly principal and interest payments of $52 beginning July 31, 2014, using an interest rate equal to the JP Morgan Chase Bank prime rate plus a margin of 0.55%, or 3.8% as of September 30, 2013 and December 31, 2012. The loan requires a balloon payment of the unpaid principal balance plus interest due at maturity of the loan on

December 31, 2022. Obligations under the loan are secured by the corporate headquarters building. As of September 30, 2013 and December 31, 2012, no advances had been drawn on the loan. Subsequent to September 30, 2013, the Company drew upon the construction loan in the amount of $4,546.

The aggregate outstanding principal balance of the Company’s combined debt as of September 30, 2013 and December 31, 2012 was $294,500 and $296,750, respectively. For financial reporting purposes, the principal amount is reduced by a discount comprised of the original discount and fees incurred in connection with the issuance of the debt, lender fees incurred in connection with the modification of terms agreement, and lender fees and incentive payments in connection with the incremental term borrowing. The total discounts and fees recorded total $12,699.

Discounts and fees are amortized using the effective interest method. The amortization of discounts and fees during the nine months ended September 30, 2013 and 2012 and the years ended December 31, 2012, and 2011 was approximately $1,605, $1,310 and $1,697, and $540, respectively, which was reported as Interest expense in the Consolidated Statements of Income and Comprehensive Income. The remaining unamortized balance of the discount as of September 30, 2013 and 2012 and December 31, 2012 was approximately $8,858, $8,816, and $10,462.

The Company’s $300,000 senior secured term loan facility requires the Company to pay equal quarterly installments of principal in an amount equal to $750, plus interest, with a balloon payment of $284,000 due at maturity on July 1, 2017. Interest on the senior secured term loan is payable at a rate equal to, at the Company’s option, either (1) the Eurocurrency option with an effective rate of LIBOR plus a margin of 4.0% (limited by an established floor rate of 1.5%) or (2) the Alternative Base Rate with an effective rate of the highest of (limited by an established floor of 2.5%) (a) the prime rate of Deutsche Bank, (b) the Federal Funds Effective Rate plus 0.5% and (c) 1 month LIBOR (limited by a floor of 1.5%) plus 1.0%, plus a margin of 3.0%. As of September 30, 2013 and December 31, 2012, the rate applicable to the outstanding principal balance of the senior secured term loan was a LIBOR floor of 1.5% plus a margin of 4.0%. As of September 30, 2013 and December 31, 2012, the Company had three interest rate swaps which hedge the variability in the interest payments on $225,000 of the $294,500 and $296,750, respectively, variable rate senior secured term loan. The blended fixed rate on the $225,000 of the interest rate swaps is 2.31%.

The Company’s revolving credit facility consists of $25,000 of commitments from financial institutions. Up to $10,000 of the revolving credit facility is available for letters of credit. Interest on the revolving credit facility is payable at a rate equal to, at the Company’s option, either (1) LIBOR plus an applicable margin based on our senior secured leverage ratio or (2) an applicable margin based on our senior secured leverage ratio plus the highest of (a) the prime rate of Deutsche Bank, (b) the Federal Funds Effective Rate plus 0.5% and (c) 1 month LIBOR plus 1.0%. The Company had no amounts outstanding under the revolving credit facility as of September 30, 2013 or December 31, 2012. The commitment fee rate for the average daily unused portion of this facility is 0.5% per annum, payable quarterly in arrears. The revolving credit facility expires on July 1, 2016.

All obligations under the senior secured loan facility are fully and unconditionally secured by pledged equity interests and security interests in all accounts of the Company, and the senior secured loan facility restricts the Company’s ability to pay distributions.

The following shows future minimum principal payments at September 30, 2013 and December 31, 2012:

	September 30, 2013	December 31, 2012
	(Unaudited)
2013	$750	$3,000
2014	3,000	3,000
2015	3,000	3,000
2016	3,000	3,000
2017	284,750	284,750

	$294,500	$296,750

Interest incurred under the term loan agreement for the nine months ended September 30, 2013 and 2012 and the years ended December 31, 2012 and 2011 totaled $12,345, $8,797, $12,581 and $6,661, respectively. In addition, commitment fees incurred under the agreement and reported in interest expense was $94, $95, $127 and $64 for the nine months ended September 30, 2013 and 2012 and the years ended December 31, 2012 and 2011, respectively. The Company capitalized $756, $508, $807 and $68 of interest in relation to the debt for nine months ended September 30, 2013 and 2012 and the years ended December 31, 2012 and 2011 respectively.

6. Risk Management Objectives and Strategies

The Company is exposed to various financial and market risks, including those related to changes in interest rates, which exist as part of its ongoing business operations. The Company utilizes certain derivative financial instruments to enhance its ability to manage these risks.

As of September 30, 2013 and December 31, 2012, the Company uses derivative instruments to mitigate cash flow risks with respect to changes in interest rates (forecasted interest payments on variable rate debt).

Derivative instruments are entered into for periods consistent with related underlying exposures and do not constitute positions independent of those exposures. The Company is not involved in derivatives trading, derivatives market-making or any other speculative activities.

The Company’s intent is to minimize its cash flow exposures to adverse changes in interest rates and engage in risk management strategies that provide adequate downside protection.

Accounting for Derivative Instruments and Hedging Activities

The Company recognizes all derivatives in the Accrued expenses or Other liabilities captions in the Consolidated Balance Sheets at their fair values. The Company has designated all its interest rate swaps as cash flow hedges of forecasted interest rate payments related to its variable rate debt. The effective portion of changes in the fair value of a derivative that is designated and qualifies as a cash flow hedge is recorded in OCI and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Any ineffectiveness associated with the cash flow hedges is recorded immediately in earnings.

The Company formally documents all relationships between hedging instruments and the underlying hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as cash flow hedges to forecasted transactions. The Company formally assesses, both at inception of the hedge and on an ongoing basis, whether the hedge is highly effective in offsetting changes in cash flows. The Company also performs an assessment of the probability of the forecasted transactions on a periodic basis. If it is determined that a derivative ceases to be highly effective during the term of the hedge or if the forecasted transaction is no longer probable of occurring, the Company will discontinue hedge accounting prospectively for such derivative.

Derivatives That Qualify For Hedge Accounting

As of September 30, 2013 and December 31, 2012 the Company had interest rate swaps which were designated as cash flow hedges of the variability in the interest payments on $225,000 of the $294,500 and $296,750, respectively variable rate senior secured term loan more fully described in Note 5. The interest rate swaps fix our base interest and premium rate at a combined average interest rate of 2.31%.

Credit Risk

The Company formally evaluates credit risk of the hedging counterparties as well as the credit risk of the Company itself. As of September 30, 2013 and December 31, 2012 and 2011, all derivative contracts were in a liability position and therefore no counterparty credit valuation adjustments are necessary. The fair value of the swap liability reflects the Company’s nonperformance risk related to the liability and includes a credit valuation adjustment of $213, $381, $381, and $404 effectively decreasing the liability to $4,364, $5,803, $5,743, and $5,024 as of September 30, 2013 and 2012, and December 31, 2012 and 2011, respectively.

At September 30, 2013 and December 31, 2012, the maximum length of time over which the Company is hedging its exposure is approximately two and three quarters (2 3⁄4) years and three and one half (3 1⁄2) years, respectively.

Fair Value of Derivative Instruments

	Assets	Liabilities
Derivatives designated as hedging instruments
Interest Rate Contracts as of September 30, 2013 (Unaudited)	$—	$4,364
Interest Rate Contracts as of September 30, 2012 (Unaudited)	$—	$5,803
Interest Rate Contracts as of December 31, 2012	$—	$5,743
Interest Rate Contracts as of December 31, 2011	$—	$5,024

	Nine Months Ended September 30		Year Ended December 31
	2013	2012	2012	2011
	(Unaudited)
Derivatives in cash flow hedging relationship
Amount of (gain)loss recognized in OCI (effective portion)	$(1,395)	$775	$694	$4,645
Amount of loss reclassified from accumulated OCI into income(a)	$1,387	$1,280	$1,730	$822
Amount of loss recognized in income (ineffective portion)(b)	$—	$—	$—	$—

(a)	Gain (loss) on the effective portion is recognized as Interest Expense in the Consolidated Statements of Income and Comprehensive Income
(b)	Gain (loss) on the ineffective portion is recognized as Other income (expense) in the Consolidated Statements of Income and Comprehensive Income

Accumulated Derivative Gains and Losses

The following table summarizes activity in accumulated other comprehensive income for the nine months ended September 30, 2013 and 2012 and the years ended December 31, 2012, and 2011 related to derivative instruments classified as cash flow hedges held by the Company. As of September 30, 2013, the Company expects approximately $1,800 of losses to be reclassified from accumulated other comprehensive loss to interest expense during the next 12 months and has reported the amount as a current liability in Accrued expenses on the Consolidated Balance Sheets.

	Nine Months Ended September 30		Year Ended December 31
	2013	2012	2012	2011
	(Unaudited)
Accumulated loss included in other comprehensive income (loss) at beginning of the year	$(5,340)	$(4,645)	$(4,645)	$—
Fair value adjustments of derivatives recorded in other comprehensive income (loss)	8	(2,055)	(2,424)	(5,467)
Reclassification of effective portion into earnings from other comprehensive income (loss)	1,387	1,280	1,730	822

Other comprehensive gain/(loss) on derivatives	1,395	(775)	(694)	(4,645)

Accumulated loss included in other comprehensive income at end of year	$(3,945)	$(5,420)	$(5,340)	$(4,645)

7. Fair Value Measurement

The Company uses interest rate swaps to manage interest rate risk. The fair value of interest rate swaps are determined using the market standard methodology of netting the discounted future fixed cash payments (or receipts) and the discounted expected variable cash receipts (or payments). Variable cash receipts were based on the expectation of future interest rates (forward curves) derived from observed market interest rate curves. In addition, to comply with provisions of ASC 820, Fair Value Measurements, credit valuation adjustments, which consider the impact of any credit enhancements to the contracts, were incorporated in the fair value to account for potential nonperformance risk. In adjusting the fair value of the Company’s interest rate swaps for the effect of nonperformance risk, the Company measured the future exposure of the position at each future payment date using the expected transaction cash flows. At each payment date, the period default probability was calculated. The September 30, 2013 and December 31, 2012 credit default swap term structure curve was used in determining the future exposure, probability of default, and expected gain/loss given default for the periods, respectively.

Although the Company determined that the majority of the inputs used to value its interest rate swaps fell within Level 2 of the fair value hierarchy, the credit valuation adjustments (CVA) associated with its interest rate swaps utilized Level 3 inputs, such as current credit spreads to evaluate the likelihood of default by itself and its counterparties. However, as of September 30, 2013 and December 31, 2012, the Company assessed the significance of the impact of the CVA on the overall valuation of its interest rate swaps and determined that the CVA was not significant to the overall valuation of its interest rate swaps. As a result, the Company classifies its interest rate swap valuations in Level 2 of the fair value hierarchy. See Note 6 – Risk Management Objectives and Strategies for further discussion of the Company’s interest rate swaps.

The following table summarizes carrying amounts and estimated fair values for financial assets and liabilities, excluding assets and liabilities measured at fair value on a recurring basis, as of December 31, 2012 and 2011.

	September 30				December 31
	2013		2012		2012		2011
	Carrying Amount	Fair Value	Carrying Amount	Fair Value	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(Unaudited)		(Unaudited)
Assets
Cash and cash equivalents	$13,463	$13,463	$23,020	$23,020	$23,388	$23,388	$30,714	$30,714
Liabilities
Term loan	$285,642	$285,642	$188,684	$188,684	$286,288	$286,288	$191,518	$191,518
Interest rate swaps	$4,364	$4,364	$5,803	$5,803	$5,743	$5,743	$5,024	$5,024

Due to the short-term nature of cash and cash equivalents, the carrying value approximates fair value. Cash and cash equivalents are classified in Level 1 of the fair value hierarchy. The fair value of the Company’s term loan was determined based on the present value of the future cash expenditures less the net of the discount and origination fees and is classified in Level 2 of the fair value hierarchy.

8. Operating Leases

The Company leases office space under noncancelable operating leases expiring in various years through 2023. These leases generally contain renewal options and require the Company to pay all executory costs (property taxes, maintenance, and insurance). The Company has entered into eight lease agreements with various counterparties that continue to exist as of September 30, 2013. These leases accommodate the Company’s growth, prior to the completion of the new Mercury Headquarters discussed above.

The Company believes two of the eight leases to be significant. As of September 30, 2013 the premises located at 10 Burnett Court in Durango, Colorado, or 10 Burnett, provides the Company the right to extend the lease term two additional two year terms and is subject to an annual Consumer Price Index (CPI) increase. The current extension term expires in June 2014. The 10 Burnett lease does not permit the Company to assign, sublease, transfer or encumber any interest in the lease without prior written consent of the landlord.

The second lease the Company believes is significant relates to premises located at 4610 South Ulster Street in Denver, Colorado, or Ulster. The initial term of the Ulster lease expires in June 2023 and the Company has the option to extend the term for two additional five-year periods. The Company is not permitted to assign, transfer, sublet, mortgage, or otherwise encumber the lease without prior written consent of the landlord. Annual rent escalations are incorporated into the Ulster lease. In addition, the Ulster lease has a must-take clause requiring the Company to lease additional space. In addition, the Company is entitled to reimbursements for tenant improvements up to $1,758 on the initial premises and an additional $449 on the must-take premises upon written request to the landlord. The Company is guaranteed $255 with or without written notice not to exceed the maximum allowance. The Company records these incentives as deferred revenue at the time of cash receipt and amortized over the life of the lease, reducing the amount of rent expense. During the nine months ending September 30, 2013, the Company deferred $920 that was received in July 2013. Subsequent to September 30, 2013, the Company received an additional $734 in incentive payments.

Assuming the must-take clause occurs on the commencement date noted in the lease, with no landlord delays and no earlier commencement date, the following minimum rent amounts were calculated for all nine leases for each of the following five years as of September 30, 2013 and December 31, 2012:

	September 30, 2013	December 31, 2012
	(Unaudited)
2013	$722	$2,153
2014	2,027	1,846
2015	1,389	1,389
2016	1,421	1,421
2017	1,453	1,453
2018	1,472	1,472

Rent expense under these leases for the nine months ended September 30, 2013 and 2012, and the years ended December 31, 2012, and 2011 was $2,471, $1,667 and $2,431, and $1,831, respectively and is included in General and administrative expenses on the Consolidated Statements of Income and Comprehensive Income.

9. Profit-Sharing Plan

The Company has a 401(k) profit-sharing plan available to all employees after completing six months of service with the Company. Participants may elect to defer up to the lesser of 100% of their compensation or IRS-mandated maximum amounts. The Company matches, on a dollar-for-dollar basis, up to 3% of employees’ compensation per participant, per year. The Company’s contributions to the plan were $616, $462, $596 and $463 for the nine months ending September 30, 2013 and 2012, and the years ending December 31, 2012 and 2011, respectively and are included in General and administrative expenses on the Consolidated Statements of Income and Comprehensive Income.

10. Stock Options and Equity Participation Plan

Mercury Payment Systems Inc. Stock Option Awards

As an equity investee and successor to the operating assets of Mercury Payment Systems Inc. (“MPS Inc.”), the Company accounts for awards made to the employees who were transferred by MPS Inc. to the Company upon its creation and recognized the post-transfer expense associated with the awards in its consolidated financial statements. The outstanding share-based option awards were made to certain key members of management and employees. The share-based option awards typically vest over a four-year period and expire ten years from the vesting commencement date, which approximates the grant date. The exercise price of the option awards is primarily intended to equal or exceed the fair value of the Company’s stock at the date of grant. Certain of the option awards provide for accelerated vesting if there is a sale of the Company, as defined in the option award agreements.

During 2010, a portion of the Company was sold to SL Quicksilver LLC (“SL Quicksilver”), an affiliate of Silver Lake Group, L.L.C. (“Silver Lake”). In this transaction, the Company received cash of $41,240 from SL Quicksilver in return for a 5.7% membership interest. These proceeds were reduced by fees paid to an affiliate of SL Quicksilver of $13,518, resulting in a net capital contribution of $27,722. MPS Inc. also sold a 56.6% portion of its ownership interest in the Company directly to SL Quicksilver for $409,367, 10% of which was held in escrow for release in 2011 upon achievement of specific performance targets. Upon distribution of the cash received in the transaction by MPS Inc., modification of the options awards granted subject to the MPS Inc. 2007 Equity Incentive Plan was required. This modification was undertaken to maintain the in-the-money value of the options for the option award recipients. The modification resulted in a repurchase by MPS Inc. of 60% of the vested options granted for $4,762 in cash, and an increase in the number of shares associated with the non-repurchased portion of each award, along with a decrease in the option exercise price of the non-repurchased awards. Incremental compensation expense resulting from this modification was calculated based on the difference in the fair value of the option awards immediately prior to modification and post-modification. The resulting difference of $1,028 was ratably recognized over the remaining vesting period of the options, or, for fully vested options, was recognized immediately, with the total amount recognized in 2011 in accordance with the vesting of the options.

Pursuant to the payout of funds escrowed associated with the purchase of the Company by SL Quicksilver, an additional modification of the MPS Inc. option awards was made in May 2011 to maintain the in-the-money value of the options. The modification resulted in an increase in the number of shares of outstanding awards, along with a decrease in the option exercise price of the outstanding awards. Incremental compensation expense resulting from this modification was calculated based on the difference in the fair value of the option awards immediately prior to modification and post-modification. The resulting difference of $281 is ratably recognized over the remaining vesting period of the options, or, for fully vested options, was recognized immediately, with the total amount recognized in 2011 in accordance with the vesting of the options.

A subsequent modification of the MPS Inc. option awards was also made pursuant to the Company obtaining the credit agreement described in Note 5. The proceeds of the borrowing of the initial term loan under that credit agreement were fully distributed to the members of the Company, thus reducing the enterprise value of the Company by $200,000. The MPS Inc. option awards were increased in number and the strike price decreased to maintain the in-the-money value of the options. No additional compensation expense was recognized due to this modification.

The fair value of stock options modified for the year ended December 31, 2011, was estimated at the date of modification using a Black-Scholes option pricing model with the following weighted-average assumptions:

2011
Risk-free interest rate	0.6% –1.4%
Dividend yield	—
Volatility	45%
Expected term (in years)	2.91 – 3.16
Fair value of stock, pre-modification	$471.11– $518.99
Fair value of options, pre-modification	$252.71 – $324.97
Fair value of stock, post-modification	$374.63 – $471.11
Fair value of options, post-modification	$202.85 – $296.41
Fair value of options, granted	NA

Risk-free interest rate – The risk-free rate for stock options granted or modified during the period was determined by using a U.S. Treasury rate for the periods that coincided with the expected terms listed above.

Expected dividend yield – No routine dividends are currently being paid by the Company or are expected to be paid in future periods.

Expected volatility – As the Company is a non-publicly traded company, the expected volatility is based on the historical volatilities of a group of guideline companies.

Expected term – The Company estimated the expected term as equivalent to the option term due to the illiquid market for the Company’s stock and prior exercise patterns.

Fair value of stock – The Company engaged an independent valuation advisory firm to assist the Company’s board of directors in its estimate of the fair value of the stock. The Company provided key assumptions and forecasts to such firm, and the Company is responsible for the estimated fair values of the stock.

A summary of MPS Inc. option activity as of September 30, 2013 and 2012, and changes during the respective nine months then ended, is presented below:

	September 30, 2013
	Options	Weighted- Average Exercise Price
	(Unaudited)
Outstanding, beginning of year	1,265	$1.38
Options forfeited	—	—
Options exercised	—	—

Options outstanding, end of nine months	1,265	$1.38
Options exercisable, end of nine months	1,265	$1.38

	September 30, 2012
	Options	Weighted- Average Exercise Price
Outstanding, beginning of year	9,034	$235.39
Options forfeited	—	—
Options exercised	—	—

Options outstanding, end of nine months	9,034	$235.39
Options exercisable, end of nine months	9,034	$235.39

The fair value of options outstanding at September 30, 2013 is $0.4 million. This fair value is computed using the Black-Scholes model discussed above.

A summary of MPS Inc. option activity as of December 31, 2012 and 2011, and changes during the years then ended, is presented below:

	2012
	Options	Weighted- Average Exercise Price
Outstanding, beginning of year	9,034	$235.39
Options forfeited	97	1.38
Options exercised	7,672	276.92

Options outstanding, end of year	1,265	1.38
Options exercisable, end of year	1,265	1.38

	2011
	Options	Weighted- Average Exercise Price
Outstanding, beginning of year	10,706	$272.40
Options forfeited prior to May modification	(213)	405.00

Outstanding, May 3, 2011	10,493	269.71
Post-modification options outstanding as of May 3, 2011	11,711	241.66
Options exercised prior to July modification	(4,656)	151.10

Outstanding, July 20, 2011	7,055	301.44
Post-modification options outstanding as of July 20, 2011	9,034	235.39
Options outstanding, end of year	9,034	235.39
Options exercisable, end of year	9,034	235.39

MPS Inc. has historically issued new shares to satisfy the exercise of options. Noncash compensation costs recognized for modifications and grants of MPS Inc. options totaled $0 and $0, and $0, and $645, for nine months ended September 30, 2013 and 2012, and the years ended December 31, 2012, and 2011, respectively, which is reflected as a component of general and administrative operating expenses in the accompanying Consolidated Statement of Income and Comprehensive Income.

The following table summarizes information about MPS Inc. option awards outstanding at December 31, 2012:

Options Outstanding			Options Exercisable
Approximate Exercise Prices	Number Outstanding	Weighted- Average Remaining Contract Life	Weighted- Average Exercise Price	Number Exercisable
$1.38	1,265	1.8 yr	$1.38	1,265

Mercury Payment Systems LLC Unit Option Awards

The Company established the Mercury Payment Systems, LLC 2010 Unit Incentive Plan, as amended from time to time (the “2010 Unit Incentive Plan”), which is member-approved and permits the grant of up to 7% of the Company’s units to its employees. As of December 31, 2012, the Company has 4,485,538 outstanding unit-based option awards to certain key members of management and employees. The unit-based option awards typically vest over a four-and-one-half-year period and expire ten years from the vesting commencement date, which approximates the grant date. A portion of these awards (1,747,469) vest in relation to a performance condition, as of September 30, 2013 and earlier not probable of being met, and were therefore excluded from compensation expense-related calculations. The exercise price of the option awards is intended to equal or exceed the fair value of the Company’s units at the date of grant. Certain of the option awards provide for accelerated vesting if there is a sale of the Company, as defined in the option award agreements.

During 2011, the Company’s option awards were modified pursuant to the Company obtaining the credit agreement described in Note 5. The proceeds of the borrowing of the initial term loan under that credit agreement were fully distributed to the members of the Company, thus reducing the enterprise value of the Company by $200,000. As a result of the modification, the Company’s option holders received a cash payout totaling $899, which was recognized as additional compensation expense. In addition to the cash payout, the strike prices of the Company’s option awards were decreased to maintain the in-the-money value of the options.

A subsequent modification of the Company’s option awards was also made pursuant to the Company’s incremental borrowing in October 2012 as described in Note 5. The proceeds of that incremental borrowing were fully distributed to the members of the Company, thus reducing the enterprise value of the Company by $100,000. As a result of the modification, the Company’s option holders received a cash payout totaling $790, which was recognized as additional compensation expense. In addition to the cash payout, the strike prices of the Company’s option awards were decreased to maintain the in-the-money value of the options.

The fair value of unit options granted or modified for the nine months ended September 30, 2013 and 2012, and years ended December 31, 2012, and 2011, was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions:

	Nine Months Ended September 30		Year Ended December 31
	2013	2012	2012	2011
	(Unaudited)
Risk-free interest rate	1.04%	1.12–1.23%	1.12%–1.23%	1.80%
Dividend yield	—	—	—	—
Volatility	30%	30%–35%	30%–35%	45%
Expected term (in years)	6.3	6.3	6.3	5.8
Fair value of units	$6.62	$6.35–$6.64	$6.35–$6.64	$4.33
Fair value of options	$2.10–$2.17	$2.15–$2.30	$2.20–$2.30	$2.41

A summary of option activity as of September 30, 2013 and 2012, and changes during nine months then ended (unaudited), is presented below:

	2013		2012
	Options	Weighted- Average Exercise Price	Options	Weighted- Average Exercise Price
Outstanding, beginning of year	4,485,538	$5.19	3,050,372	$5.45
Granted	3,481,057	6.59	1,708,018	5.35
Exercised	(18,696)	5.06	(3,927)	5.64
Forfeited or expired	(769,876)	5.33	(397,667)	5.22
Rescinded	—	—	—	—

Outstanding, end of nine months	7,178,024	5.86	4,356,795	5.41

Options exercisable, end of nine months	1,007,541	5.07	540,213	5.51

The fair value of time based options outstanding at September 30, 2013 is $10.1 million. The fair value excludes performance options as the likelihood of the performance condition being met has not been deemed probable. This fair value is computed using the Black-Scholes model discussed above.

A summary of option activity as of December 31, 2012 and 2011 and changes during the years then ended, is presented below:

	2012		2011
	Options	Weighted- Average Exercise Price	Options	Weighted- Average Exercise Price
Outstanding, beginning of year	3,050,372	$5.45	1,293,743	$6.82
Granted	1,857,970	6.41	1,832,233	5.35
Exercised	(3,927)	5.64	—	—
Forfeited or expired	(418,877)	5.24	(75,604)	6.05
Rescinded	—	—	—	—

Outstanding, end of year	4,485,538	5.19	3,050,372	5.45

Options exercisable, end of year	629,088	4.90	241,574	5.53

The Company intends to issue new units to satisfy the exercise of options. 3,927 options were exercised in 2012. No options were exercised in 2011. Noncash compensation costs recognized for the Company’s option grants and modifications totaled $720 and $1,049, and $1,334 and $811 for nine months ended September 30, 2013 and 2012, and years ended December 31, 2012 and 2011, respectively, which is reflected as a component of General and administrative expense in the accompanying Consolidated Statements of Income and Comprehensive Income. Unrecognized compensation cost for unit options granted is $4,362 at December 31, 2012, which pertain to time options only and will vest over the next 2.92 years.

The following table summarizes information about option awards outstanding at December 31, 2012:

Approximate Exercise Price	Number of Options Outstanding	Weighted-Average Remaining Contract Life	Number of Exercisable Options
$4.59	58,325	8.8	8,640
4.61	954,390	8.3	141,384
4.66	294,804	7.6	98,265
4.70	5,320	9.8	—
5.02	519,627	8.1	137,262
5.06	657,261	7.9	194,817
5.15	21,209	8.5	3,927
5.17	31,813	7.6	10,604
5.23	10,604	8.5	1,964
5.27	2,651	8.5	491
5.29	31,813	7.6	10,604
5.41	42,418	7.6	14,139
5.47	423,363	9.7	—
5.69	498,616	9.6	—
5.71	128,705	9.3	6,500
5.75	297,812	9.6	—
5.82	504,156	9.8	—
6.53	2,651	8.5	491

	4,485,538		629,088

At September 30, 2013, there was approximately $7,056 of share-based compensation expense related to non-vested time awards not yet recognized. The value of performance awards outstanding at September 30, 2013 was approximately $6,184, assuming 100% probability of the performance conditions being met.

11. Members’ Equity

The Company allocates net income to the capital accounts of its unit holders based on the terms of its Second Amended and Restated Limited Liability Agreement, as amended (the “LLC Agreement”). The LLC Agreement requires that these allocations be made in proportion to the distributions that would be made if the Company were dissolved or otherwise wound up, thus in proportion to the units held by each unit holder.

Class A, Class B, and Class C units have substantially similar rights, with the following exceptions: (i) Class B unit holders may appoint 4 of 9 members to the board of managers, a ratio greater than the ratio of Class B units to total units, (ii) decisions by the board of managers to consummate an initial public offering or a sale of more than 50% of the Company’s voting units require the approval of the Class A unit holders, and (iii) Class C units are non-voting units, and consent of Class C unit holders is not required for amendment to key governance documents.

Pursuant to the terms of the LLC Agreement, liabilities of the members shall be satisfied solely out of the assets of the Company and at the expense of the Company. No members are subject to personal liability.

12. Commitments and Contingencies

Litigation Loss Contingency

In the normal course of business, the Company is subject to claims and litigation. As of September 30, 2013 and December 31, 2012, the Company had $200 and $0 litigation loss reserves, respectively, and the Company does not expect any of the outstanding litigation claims as of December 31, 2012, to result in significant losses to the Company.

            Shares

Mercury Payment Systems Holdings, Inc.

Class A Common Stock

J.P. Morgan	Barclays	Morgan Stanley

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses, other than the underwriting discount, payable by the registrant in connection with the sale and distribution of the securities being registered. All amounts are estimated except the SEC registration fee, the FINRA filing fee and the initial exchange listing fee.

Amount to be paid
SEC Registration Fee	$	*
FINRA Filing Fee		*
Initial Exchange Listing Fee		*
Legal Fees and Expenses		*
Accounting Fees and Expenses		*
Printing and Engraving Expenses		*
Blue Sky Fees and Expenses		*
Transfer Agent and Registrar Fees		*
Miscellaneous Expenses		*

Total	$	*

*	To be listed in amendment.

Item 14.	Indemnification of Directors and Officers

Section 102(b)(7) of the Delaware General Corporation Law (the “DGCL”) allows a corporation to provide in its certificate of incorporation that a director of the corporation will not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except where the director breached the duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our amended and restated certificate of incorporation will provide for this limitation of liability.

Section 145 of the DGCL (“Section 145”), provides, among other things, that a Delaware corporation may indemnify any person who was, is or is threatened to be made, party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was unlawful. A Delaware corporation may indemnify any persons who were or are a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person is or was a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests, provided further that no indemnification is permitted without judicial approval if the officer, director, employee or agent is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses (including attorneys’ fees) which such officer or director has actually and reasonably incurred.

Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his or her status as such, whether or not the corporation would otherwise have the power to indemnify such person under Section 145.

Our amended and restated certificate of incorporation will provide that we must indemnify our directors and officers to the fullest extent authorized by the DGCL and must also pay expenses incurred in defending any such proceeding in advance of its final disposition upon delivery of an undertaking, by or on behalf of an indemnified person, to repay all amounts so advanced if it should be determined ultimately that such person is not entitled to be indemnified under this section or otherwise.

We intend to enter into indemnification agreements with each of our directors and executive officers. These agreements will require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified.

The indemnification rights set forth above shall not be exclusive of any other right that an indemnified person may have or hereafter acquire under any statute, our amended and restated certificate of incorporation, our amended and restated bylaws, any agreement or any vote of stockholders or disinterested directors or otherwise.

We expect to maintain standard policies of insurance that provide coverage (1) to our directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act and (2) to us with respect to indemnification payments that we may make to such directors and officers.

The underwriting agreement provides for indemnification by the underwriters of us and our directors and officers, and by us of the underwriters, for certain liabilities arising under the Securities Act or otherwise in connection with this offering.

Item 15.	Recent Sales of Unregistered Securities

On December 9, 2013, the Registrant issued 100 shares of the Registrant’s Class A common stock, par value $0.001 per share, to Mercury Payment Systems, LLC for $1,000. The issuance of such shares of Class A common stock was not registered under the Securities Act of 1933, as amended (the “Securities Act”), because the shares were offered and sold in a transaction exempt from registration under Section 4(a)(2) of the Securities Act.

Item 16.	Exhibits and Financial Statement Schedules

(a) Exhibits. See Exhibit Index immediately following the signature page hereto, which is incorporated by reference as if fully set forth herein.

(b) Financial Statement Schedules. Financial statement schedules are omitted because the information called for is not required or is shown either in the registrant’s consolidated financial statements or the notes thereto.

Item 17.	Undertakings

(1) The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(2) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(3) The undersigned registrant hereby undertakes that:

(a)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus as filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(b)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Signatures

Pursuant to the requirements of the Securities Act of 1933, we have duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Durango, State of Colorado, on the              day of                     , 2014.

Mercury Payment Systems Holdings, Inc.

By:
	Name:	Matt Taylor
	Title:	Chief Executive Officer

POWER OF ATTORNEY

The undersigned directors and officers of Mercury Payment Systems Holdings, Inc. hereby constitute and appoint Matt Taylor, Karsten Voermann and Ross Agre and each of them, any of whom may act without joinder of the other, the individual’s true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for the person and in his or her name, place and stead, in any and all capacities, to sign this Registration Statement and any or all amendments, including post-effective amendments to the Registration Statement, including a prospectus or an amended prospectus therein and any Registration Statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act, and all other documents in connection therewith to be filed with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact as agents or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement and power of attorney have been signed by the following persons in the capacities and on the date indicated.

Signature	Title	Date

Matt Taylor	Chief Executive Officer (Principal Executive Officer)

Karsten Voermann	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

Marc Katz	Chairman of the Board of Directors

Michael Afergan	Director

Michael Bingle	Director

Robert Frankfurt	Director

Signature	Title	Date

Charles Giancarlo	Director

Glenn Hutchins	Director

Director
Jeffrey Katz

Joseph Osnoss	Director

Laurence Stone	Director

EXHIBIT INDEX

Exhibit Number	Description

1.1††	Form of Underwriting Agreement.

3.1††	Form of Amended and Restated Certificate of Incorporation of Mercury Payment Systems Holdings, Inc.

3.2††	Form of Amended and Restated Bylaws of Mercury Payment Systems Holdings, Inc.

4.1††	Form of Class A Common Stock Certificate.

5.1	Form of Opinion of Simpson Thacher & Bartlett LLP.

10.1††	Amended and Restated Credit Agreement, dated as of , 2014, among Mercury Payment Systems, LLC, Mercury Payment Systems Canada, LLC, MML 1 LLC, and the lenders party thereto.

10.2*	Global Master Service Agreement, dated as of July 1, 2013, between Mercury Payment Systems, LLC, Global Payment Systems LLC and Global Payments Direct, Inc.

10.3*	Merchant Services Agreement, dated as of August 10, 2003, between Mercury Payment Systems, LLC and Global Payments Direct, Inc., and Amendment No. 1 through Amendment No. 17 thereto.

10.4	Assignment and Assumption Agreement, dated as of January 9, 2014, among Global Payments Direct, Inc., Mercury Payment Systems, LLC and Wells Fargo Bank, N.A.

10.5*	Amended and Restated Merchant Financial Services Agreement, dated February 14, 2014, between Mercury Payment Systems, LLC and Wells Fargo Bank, N.A.

10.6††	Contract for Purchase and Sale, dated as of March 2, 2012, between Mercury Payment Systems, LLC and JRLT, LLC, and Amendment thereto, dated March 30, 2012.

10.7†	Agreement, dated as of June 1, 2012, between Mercury Payment Systems, LLC and Okland Construction Co., Inc., for the Mercury Headquarters Building and Site Infrastructure Development.

10.8†	Agreement, dated as of February 5, 2013, between Mercury Payment Systems, LLC and Okland Construction Co., Inc., for the Mercury Headquarters Building.

10.9††	Form of Third Amended and Restated Limited Liability Company Agreement of Mercury Payment Systems, LLC.

10.10††	Form of Stockholders Agreement.

10.11††	Form of Amended and Restated Registration Rights Agreement.

10.12††	Mercury Payment Systems, LLC 2010 Unit Incentive Plan and Amendment thereto.

10.13††	Form of Option Agreement for awards made under the Mercury Payment Systems, LLC 2010 Unit Incentive Plan.

10.14††	Form of Mercury Payment Systems Holdings, Inc. 2014 Stock Award Plan.

10.15††	Form of Option Agreement for awards made under the Mercury Payment Systems Holdings, Inc. 2014 Stock Award Plan.

10.16	Employment Offer Letter, dated February 25, 2013, between Mercury Payment Systems, LLC and Randall Clark.

10.17	Employment Offer Letter, dated June 14, 2013, between Mercury Payment Systems, LLC and Brett Narlinger.

10.18	Board Membership Letter Agreement, dated September 24, 2010, between Mercury Payment Systems, LLC and Michael Afergan.

Exhibit Number	Description

10.19	Board Membership Letter Agreement, dated October 12, 2010, between Mercury Payment Systems, LLC and Robert Frankfurt.

10.20††	Form of Indemnification Agreement between Mercury Payment Systems Holdings, Inc. and directors and executive officers of Mercury Payment Systems Holdings, Inc.

10.21††	Form of Exchange Agreement.

10.22††	Form of Tax Receivable Agreement with Continuing LLC Owners.

10.23††	Form of Tax Receivable Agreement with SLP III Quicksilver Feeder I, L.P.

21.1†	Subsidiaries of the Registrant.

23.1	Consent of Simpson Thacher & Bartlett LLP (included in Exhibit 5.1).

23.2††	Consent of Ernst & Young LLP.

24.1	Power of Attorney (included in the signature page to this Registration Statement).

†	Previously filed.
††	To be filed by amendment.
*	Confidential treatment requested as to certain portions, which portions have been provided separately to the Securities and Exchange Commission.